Form 10-K, Exhibit 13
period 1996-12-31
METROPOLITAN FINANCIAL CORP /OH/
filed 1997-03-31
CIK 1003233

                                                                      EXHIBIT 13

                           METROPOLITAN FINANCIAL CORP.
                                 AND SUBSIDIARIES

                                   ANNUAL REPORT
                            DECEMBER 31, 1996 AND 1995

TO OUR SHAREHOLDERS

     It is with great enthusiasm that we welcome you to the Metropolitan Financial Corp. family. The year 1996 was important for Metropolitan in many ways, however, the initial public offering of Common Shares, completed during the fourth quarter, was the most significant. This action brought new capital into Metropolitan which will be used to support future growth. Your confidence in the management of Metropolitan is appreciated.

                                    RESULTS

     Metropolitan earned $3.5 million, or $1.09 per common share, during the year ended December 31, 1996, excluding the one-time assessment to recapitalize the Savings Association Insurance Fund ("SAIF") which was mandated by legislation. Net income including the SAIF assessment was $1.5 million, or $0.48 per common share. While this one-time assessment to recapitalize the SAIF reduced income for our industry in 1996, it will be positive for the future earnings potential of Metropolitan, since the rate paid for insurance of deposits beginning in 1997 has been reduced significantly. In addition, the disparity between rates paid for insurance of deposits among institutions insured by the Federal Deposit Insurance Corporation has been eliminated and the competitive advantage enjoyed by some institutions, which paid a much lower rate, has been mitigated. Our return on average assets excluding the one-time assessment to recapitalize the SAIF was 0.51% and our return on average equity excluding the one-time assessment was 12.98%.

     Metropolitan's total assets increased to $769.1 million at December 31, 1996, a 30.3% increase from $590.1 million reported at December 31, 1995. Growth is something of a tradition at Metropolitan, where assets have grown at a rate in excess of 20% per year in each of the last five years. This has been possible only because quality assets with interest rate and term characteristics consistent with our long-term goals were available. The majority of the growth in 1996 was funded by retail deposits which increased $118.4 million, or 23.5% to $622.1 million at December 31, 1996. It was continued growth at existing locations as well as two new retail sales offices opened late in 1995 that made this growth possible. In addition, we opened our newest retail sales office during the summer of 1996.

                           ASSET QUALITY AND CAPITAL

     Metropolitan's asset quality ratios continue to be strong. Net charge-offs in 1996 were only 0.04% of average total loans and non-performing assets were only 0.70% of total assets at December 31, 1996. These ratios reflect our emphasis on conservative underwriting standards. At December 31, 1996, nearly 70% of Metropolitan's loan portfolio was comprised of one- to four-family residential loans, construction and land loans for the construction and development of one- to four-family residential houses, and multifamily loans. These are areas in which Metropolitan has developed special expertise over a long period of time.

     As a result of its commitment to growth, Metropolitan has made a conscious decision to maintain its regulatory capital at the "adequately capitalized" level. We feel that our capital resources are best utilized to fund asset growth and in turn increase the earnings capacity of the Corporation. Our current plan is to reinvest the earnings of Metropolitan in continued growth, and therefore we do not anticipate paying dividends in the foreseeable future.

                                 LOOKING AHEAD

     We are continually evaluating how best to compete in the financial marketplace of the future and continue to implement strategies which will insure Metropolitan a prominent position in the financial marketplace of the future. For example, Business lending and Trust Services were introduced in 1995 and in 1996 Metropolitan began to make annuities and mutual funds available to its customers.

     We are excited about our prospects for the future. We have a talented team of banking professionals at Metropolitan dedicated to enhancing the value of the Bank. The directors, officers and staff of Metropolitan look forward to 1997 and thank-you and our customers for your past and future support.

                                          Sincerely,

                                          Robert M. Kaye
                                          Chairman of the Board and
                                          Chief Executive Officer

                                          David G. Lodge
                                          President and Chief Operating Officer

                              CORPORATION PROFILE

     Metropolitan Financial Corp. is a savings and loan holding company, and parent of Metropolitan Savings Bank of Cleveland (the "Bank"), an Ohio chartered stock savings association headquartered in Mayfield Heights, Ohio. The Bank currently operates fifteen retail sales offices located in Northeastern Ohio and five loan origination offices located in Ohio, Michigan, and Pennsylvania. The Bank's principal business is the origination and purchase of mortgage loans, primarily secured by multifamily residential properties, and origination of other loans. In addition to these activities, the Bank services a portfolio of $1.1 billion of mortgage loans for various investors and operates a trust services department to manage investment assets for individual and institutional clients. At December 31, 1996, the Corporation had assets of $769.1 million, deposits of $622.1 million, and shareholders' equity of $30.2 million.

                       FIVE YEAR SUMMARY OF SELECTED DATA

                                                          AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------
                                                  1996         1995         1994         1993         1992
                                                --------     --------     --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets..................................  $769,076     $590,095     $479,384     $372,390     $300,500
Loans receivable, net.........................   637,493      478,345      424,944      284,288      216,688
Loans held for sale...........................     8,973        1,504           84       10,391        5,082
Mortgage-backed securities....................    56,672       39,156       16,785       13,412       23,322
Securities....................................    13,173       22,806        7,641       10,168       19,740
Costs in excess of fair value of net assets
  acquired....................................     3,239        3,188        3,409        3,631        3,853
Cost of loan servicing rights.................     8,051        9,130        4,825        2,295        1,541
Deposits......................................   622,105      503,742      436,198      332,549      269,159
Other borrowings..............................   101,874       46,874       15,504       15,745       11,820
Shareholders' equity..........................    30,244       25,466       20,280       17,750       13,111
SELECTED OPERATIONS DATA:
Total interest income.........................  $ 54,452     $ 43,435     $ 31,639     $ 24,448     $ 22,100
Total interest expense........................    33,116       26,816       15,992       11,215       12,285
                                                --------     --------     --------     --------     --------
    Net interest income.......................    21,336       16,619       15,647       13,233        9,815
Provision for loan losses.....................     1,636          959          766          740          367
                                                --------     --------     --------     --------     --------
    Net interest income after provision for
      loan losses.............................    19,700       15,660       14,881       12,493        9,448
Loan servicing income, net....................     1,204        1,068          642          601          490
Gain on sales of loans and securities.........       336          833           86        1,712          719
Other non-interest income.....................     2,233        2,323          873        1,067          578
Non-interest expense..........................   (20,839)     (14,187)     (11,058)      (8,274)      (6,339)
                                                --------     --------     --------     --------     --------
    Income before income taxes and cumulative
      effect of change in accounting method...     2,634        5,697        5,424        7,599        4,896
Income tax expense............................    (1,095)      (2,155)      (1,987)      (2,829)      (1,773)
Cumulative effect on prior years of change in
  accounting method...........................                                             (300)
                                                --------     --------     --------     --------     --------
Net income....................................  $  1,539     $  3,542     $  3,437     $  4,470     $  3,123
                                                ========     ========     ========     ========     ========

                       FIVE YEAR SUMMARY OF SELECTED DATA

                                                         AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------------
                                                1996           1995          1994         1993         1992
                                             ----------     ----------     --------     --------     --------
PER SHARE DATA:(1)
Net income per share.......................  $     0.48     $     1.13     $   1.10     $   1.43     $   1.00
Book value per share.......................        8.58           8.15         6.49         5.68         4.19
Tangible book value per share..............        7.68           7.04         5.26         4.32         2.71
PERFORMANCE RATIOS:
Return on average assets...................       0.23%          0.65%        0.82%        1.34%        1.13%
Return on average equity...................       5.75%         16.19%       17.83%       29.30%       27.01%
Interest rate spread.......................       3.07%          2.98%        3.71%        4.05%        3.86%
Net interest margin(2).....................       3.34%          3.24%        3.94%        4.26%        3.88%
Average interest-earning assets to average
  interest-bearing liabilities.............     105.39%        105.13%      105.53%      105.62%      100.33%
Non-interest expense to average assets.....       3.08%          2.61%        2.64%        2.49%        2.30%
Efficiency ratio(3)........................      82.57%         68.28%       62.95%       49.42%       52.51%
ASSET QUALITY RATIOS:(4)
Non-performing loans to total loans........       0.80%          0.68%        0.55%        1.08%        0.44%
Non-performing assets to total assets......       0.70%          0.60%        0.51%        1.08%        0.40%
Allowance for losses on loans to total
  loans....................................       0.64%          0.57%        0.45%        0.43%        0.32%
Net charge-offs to average loans...........       0.04%          0.02%        0.03%        0.09%        0.07%
CAPITAL RATIOS:
Shareholders' equity to total assets(4)....       3.93%          4.32%        4.23%        4.77%        4.36%
Average shareholders' equity to average
  assets...................................       3.96%          4.02%        4.60%        4.58%        4.18%
Tier 1 capital to total assets(5)..........       5.58%          5.77%        5.34%        5.81%        4.47%
Tier 1 capital to risk-weighted
  assets(5)................................       7.87%          8.20%        7.60%        8.33%        6.75%
OTHER DATA:
Loans serviced for others (000s)...........  $1,102,514     $1,182,216     $739,425     $504,677     $396,703
Number of full service offices.............          14             13           11            9            8
Number of loan production offices..........           5              5            4            1           --

---------------

(1) Per share data has been calculated to reflect the 3,125,635-for-one stock split which occurred in October 1996.

(2) Represents the ratio of net interest income to average interest-earning assets.

(3) Equals non-interest expense less amortization of intangible assets divided by net interest income plus non-interest income (excluding gains or losses on securities transactions).

(4) Ratios are calculated on end of period balances except net charge-offs to average loans.

(5) Ratios are for Metropolitan Savings Bank only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The reported results of Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") primarily reflect the operations of Metropolitan Savings Bank of Cleveland (the "Bank"). Metropolitan's results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to Metropolitan's income is net interest income, the difference between the interest Metropolitan earns on interest-earning assets, such as loans and securities, and the interest Metropolitan pays on interest-bearing liabilities, such as deposits and borrowings. Metropolitan's operations are also affected by non-interest income, such as loan servicing fees, gains or losses from sales of loans and securities and loan option income. Metropolitan's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, federal deposit insurance premiums, and other general and administrative expenses.

     Average Balances and Yields. The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to net interest income divided by total average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Non-accruing loans are included in average loan balances.

                                                                YEAR ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                           1996                          1995                          1994
                                ---------------------------   ---------------------------   ---------------------------
                                AVERAGE             AVERAGE   AVERAGE             AVERAGE   AVERAGE             AVERAGE
                                BALANCE   INTEREST   RATE     BALANCE   INTEREST   RATE     BALANCE   INTEREST   RATE
                                --------  --------  -------   --------  --------  -------   --------  --------  -------
INTEREST-EARNING ASSETS:
Loans receivable............... $574,502  $ 50,268    8.75%   $458,423  $ 39,963    8.72%   $361,627  $ 30,012    8.30%
Mortgage-backed securities
  available for sale(1)........   43,734     2,890    6.61      39,342     2,493    6.34      13,636       693    5.08
Other..........................   20,417     1,294    6.34      14,610       979    6.70      22,261       934    4.20
                                --------   -------            --------   -------            --------   -------
Total interest-earning
  assets.......................  638,653    54,452    8.53     512,375    43,435    8.48     397,524    31,639    7.96
                                           -------                       -------                       -------
Nonearning assets..............   37,021                        31,881                        21,986
                                --------                      --------                      --------
Total assets................... $675,674                      $544,256                      $419,510
                                ========                      ========                      ========
INTEREST-BEARING LIABILITIES:
Deposits....................... $532,100    28,132    5.29    $439,286    23,522    5.35    $363,553    14,918    4.10
Other borrowings...............   73,899     4,984    6.74      48,066     3,294    6.85      13,146     1,074    8.17
                                --------   -------            --------   -------            --------   -------
Total interest-bearing
  liabilities..................  605,999    33,116    5.46     487,352    26,816    5.50     376,699    15,992    4.25
                                           -------                       -------                       -------
Noninterest-bearing
  liabilities..................   42,924                        35,032                        23,533
Shareholders' equity...........   26,751                        21,872                        19,278
                                --------                      --------                      --------
Total liabilities and
  shareholders' equity......... $675,674                      $544,256                      $419,510
                                ========                      ========                      ========
Net interest income and
  interest rate spread.........           $ 21,336    3.07              $ 16,619    2.98              $ 15,647    3.71
                                           =======                       =======                       =======
Net interest margin............                       3.34                          3.24                          3.94
Average interest-earning assets
  to average interest-bearing
  liabilities..................   105.39%                       105.13%                       105.53%

---------------

(1) The average balance of mortgage-backed securities and securities available for sale are presented at historical cost.

     Rate and Volume Variances. Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the changes in interest earned and interest paid resulting from changes in average asset and liability balances and changes in average rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.

                                                          YEARS ENDED DECEMBER 31,
                                    --------------------------------------------------------------------
                                              1996 VS. 1995                      1995 VS. 1994
                                           INCREASE (DECREASE)                INCREASE (DECREASE)
                                    ---------------------------------   --------------------------------
                                     TOTAL    CHANGE DUE   CHANGE DUE   TOTAL    CHANGE DUE   CHANGE DUE
                                    CHANGE    TO VOLUME     TO RATE     CHANGE   TO VOLUME     TO RATE
                                    -------   ----------   ----------   ------   ----------   ----------
                                                               (IN THOUSANDS)
INTEREST INCOME ON:
Loans receivable..................  $10,305    $ 10,157      $  148     $9,951     $7,966       $1,985
Mortgage-backed securities........      397         287         110      1,800      1,306          494
Other.............................      315         365         (50)        45       (321)         366
                                    -------     -------       -----     ------     ------       ------
Total interest income.............   11,017    $ 10,809      $  208     11,796     $8,951       $2,845
                                    -------     =======       =====     ------     ======       ======
INTEREST EXPENSE ON:
Deposits..........................    4,610    $  4,903      $ (293)     8,604     $3,108       $5,496
Other borrowings..................    1,690       1,741         (51)     2,220      2,853         (633)
                                    -------     -------       -----     ------     ------       ------
Total interest expense............    6,300    $  6,644      $ (344)    10,824     $5,961       $4,863
                                    -------     =======       =====     ------     ======       ======

Increase in net interest income...  $ 4,717                             $  972
                                    =======                             ======

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     Net Income. Net income for 1996 was $3.5 million, or $1.09 per common share, excluding the one-time assessment mandated by legislation to recapitalize the Savings Association Insurance Fund ("SAIF"). Net income including the SAIF assessment was $1.5 million, or $0.48 per common share, as compared to $3.5 million, or $1.13 per common share for 1995. The decrease was primarily a result of the $1.9 million, or $0.61 per common share SAIF assessment.

     Interest Income. Total interest income increased 25.4% to $54.5 million for 1996 as compared to $43.4 million for 1995. This increase primarily resulted from a 24.6% increase in average interest-earning assets between the years. The average balance of loans increased $116.1 million, which was a result of Metropolitan's strategy of increasing assets when quality loans with acceptable portfolio characteristics are available. Metropolitan originated and purchased $263.4 million and $126.9 million in loans in 1996, as compared to $161.9 million and $103.7 million, respectively, for 1995. The weighted average yield on interest-earning assets increased to 8.53% during 1996 as compared to 8.48% during 1995.

     Metropolitan's net interest margin rose 10 basis points to 3.34% for 1996 as compared to 3.24% for 1995, as a result of a modest decline in interest rates paid for funds and an increase in the yield earned on assets. Rates paid on deposits and other borrowings decreased in response to lower market interest rates. The rates earned on interest-earning assets increased slightly due to the change in mix of interest-earning assets.

     Interest Expense. Total interest expense increased 23.5% to $33.1 million for 1996 as compared to $26.8 million for 1995. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding which was only partially offset by a lower cost of funds during 1996. The average balance of interest-bearing liabilities increased $118.6 million in 1996 from 1995 in order to fund the growth of interest-earning assets discussed above.

     Metropolitan's cost of funds decreased to 5.46% in 1996 as compared to 5.50% in 1995 generally due to the lower overall level of interest rates. Metropolitan's increased use of wholesale borrowings, whose cost was lower than the incremental cost of time deposits, permitted the overall cost of deposits to decline despite the significant growth experienced during 1996.

     Provision for Loan Losses. The provision for loan losses increased 70.5% to $1.6 million in 1996 as compared to $959,000 in 1995. The increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans (including loans held for sale) increased 34.8% to $650.6 million at December 31, 1996 from $482.6 million at the same date a year earlier. The allowance for losses on loans at December 31, 1996 was $4.2 million, or 0.64% of total loans, as compared to $2.8 million, or 0.57% of total loans, at the same date in 1995, while net charge-offs were only $225,000, or 0.04% of average loans during 1996. Management's estimate of the adequacy of the allowance for losses on loans is based upon an analysis of such factors as historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, regulatory considerations and other matters.

     Non-Interest Income. Total non-interest income decreased 10.7% to $3.8 million in 1996 as compared to $4.5 million in 1995. The following table sets forth Metropolitan's non-interest income for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1996       1995       1994
                                                           ------     ------     ------
                                                                  (IN THOUSANDS)
        Loan servicing income, net.......................  $1,204     $1,068     $  642
        Gain on sale of loans............................     204        444         52
        Gain on sale of securities.......................     133        389         34
        Loan option income...............................     696        559         --
        Loan credit discount income......................      --        640         --
        Other............................................   1,536      1,124        872
                                                           ------     ------     ------
        Total............................................  $3,773     $4,224     $1,600
                                                           ======     ======     ======

     Net loan servicing income increased 12.7% to $1.2 million in 1996 as compared to $1.1 million in 1995. The increase in net loan servicing fees was a result of Metropolitan's strategy of increasing non-credit based fee income. Although the portfolio of loans serviced for others declined as a result of normal runoff to $1.1 billion at December 31, 1996 compared to $1.2 billion at the same date a year earlier, the average balance of loans serviced during the year was actually higher in 1996 as compared to 1995 resulting in increased servicing income. Metropolitan remains committed to this business and continues to evaluate new acquisitions. Metropolitan will only acquire the rights to service portfolios where the loan characteristics and pricing are consistent with management's long-term profitability objectives.

     Gain on sale of loans was $204,000 in 1996 as compared to $444,000 in 1995. This income was dependent upon the amount of loans sold, secondary market pricing, and the value allocated to mortgage servicing rights and these variables were in turn directly affected by prevailing interest rates. The proceeds of loans sold were $31.0 million during 1996 as compared to $59.8 million in 1995. The volume of loans sold was greater in 1995 as compared to 1996 due to a greater market demand for fixed rate loans in 1995. These loans were sold in the secondary market in order to manage interest rate risk.

     Gain on sale of securities was $133,000 in 1996 as compared to $389,000 in 1995. During 1996, Metropolitan sold mortgage backed securities available for sale with a principal balance outstanding of $3.6 million at a gain of $133,000. In 1995, $29.1 million of mortgage-backed securities available for sale were sold at a net gain of $389,000. The decline in net gains is a result of the reduced volume of sales which is consistent with availability. Metropolitan does not actively purchase mortgage-backed securities for resale, however, the existing portfolio of mortgage-backed securities available for sale is monitored for opportunities to improve the yield, manage interest rate risk and increase profits, and as a result, from time to time, certain mortgage-backed securities have been sold.

     Loan option income was $696,000 in 1996 as compared to $559,000 in 1995. This income was dependent upon the amount of loans for which options were written and the price negotiated, both of which are affected by market conditions. During 1996, Metropolitan purchased $16.7 million of loans and sold nonrefundable options to purchase those same loans at a specified price within a specified time period, as compared to $16.4 million of loans purchased for options in 1995.

     Other income increased 36.7% to $1.5 million in 1996 as compared to $1.1 million in 1995. This increase was primarily due to increased fee income earned on checking accounts due to the increased size and number of business checking accounts, an increase in ATM fees due to increases in transaction fees and the number of ATM transactions, an increase in credit card fees due to the increase in the credit card portfolio and increased credit card transactions, and an increase in miscellaneous fee income due to the increased size and number of retail sales offices.

     Non-Interest Expense. Total non-interest expense increased 46.9% to $20.8 million in 1996 as compared to $14.2 million in 1995. The following table sets forth Metropolitan's non-interest expense for the periods indicated:

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1996        1995        1994
                                                        -------     -------     -------
                                                                (IN THOUSANDS)
        Personnel related costs.......................  $ 8,670     $ 6,819     $ 5,349
        Occupancy costs...............................    2,465       2,135       1,488
        Federal deposit insurance.....................    4,211       1,132         929
        Data processing expense.......................      599         586         381
        Marketing expense.............................      695         543         392
        State franchise tax...........................      461         307         284
        Amortization of intangibles...................      256         220         222
        Other operating expenses......................    3,482       2,445       2,013
                                                        -------     -------     -------
        Total.........................................  $20,839     $14,187     $11,058
                                                        =======     =======     =======

     Personnel related expenses increased $1.9 million, which represented 27.8% of the increase in non-interest expense in 1996 as compared to 1995. The increase was a result of having two additional full service retail sales offices open in the 1996 period, the payment of incentives for loan and deposit production, the addition to staff of several loan production officers, the full effect of additions to staff in various departments late in 1995 and the effects of merit increases.

     Federal deposit insurance expense increased $3.1 million to $4.2 million for 1996 as compared to $1.1 million for 1995 primarily as a result of the one-time assessment to recapitalize the SAIF. This represents 46.3% of the increase in non-interest expense in 1996 as compared to 1995. The SAIF assessment was $2.9 million and represents 65.7 basis points of deposits held as of March 31, 1995. The remaining increase represents an increase in insurance premium paid and is a result of increased deposit levels.

     Other operating expenses increased $1.0 million to $3.5 million for 1996 as compared to $2.5 million for 1995, which represents 15.6% of the increase in non-interest expense in 1996 as compared to 1995. The increase was primarily due to increased credit card servicing costs as a result of the increased size of the credit card portfolio, increased business development expenses incurred to generate loan and deposit growth, an employee benefits consulting project aimed at making Metropolitan's salary and benefit structure competitive with that of its peers, and increases in other general and administrative expenses as a result of the increased number of full service retail offices.

     Provision for Income Taxes. The provision for income taxes decreased 49.2% to $1.1 million in 1996 as compared to $2.2 million in 1995 due to the decline in income before taxes. The effective tax rate was 41.1% for 1996 and 37.8% for 1995. The effective tax rate in 1996 was higher because expenses which are not deductible for tax purposes, such as amortization of intangibles, have increased in relationship to pre-tax income as a result of the unfavorable effect the one-time assessment to recapitalize the SAIF had on pre-tax income.

     As a result of legislation enacted during 1996, savings associations like the Bank will no longer be able to calculate their deduction for bad debts using the percentage of taxable income method. Instead, savings associations will generally be required to compute their deduction based on specific charge offs during the taxable year. While this change, effective for the tax year 1996, will effect the timing of payments, it will not effect the comparability of results among years.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994.

     Net Income. Net income for 1995 was $3.5 million, or $1.13 per common share, as compared to $3.4 million for 1994, or $1.10 per common share, a 3.1% increase. Net interest income and non-interest income increased 6.2% and 163.9%, respectively, in 1995, as compared to 1994; however, in 1995 the provision for loan losses and non-interest expense increased 25.2% and 28.3%, respectively.

     Interest Income. Total interest income increased 37.3% to $43.4 million in 1995 as compared to $31.6 million in 1994. This increase primarily resulted from a 28.9% increase in average interest-earning assets between the two periods. The average balance of loans increased $96.8 million which was a result of Metropolitan's consistent strategy of increasing assets so long as quality loans with acceptable yield and term characteristics are available. Metropolitan originated $161.9 million and purchased $103.7 million in loans in 1995, as compared to $186.5 million and $74.1 million, respectively, for 1994. In addition, as a result of the generally higher interest rate environment, the weighted average yield on interest-earning assets increased to 8.48% during 1995 as compared to 7.96% during 1994.

     Metropolitan's net interest margin declined 70 basis points to 3.24% for 1995 as compared to 3.94% for 1994, largely as a result of market-driven increases in interest rates and the interest sensitivity of the Bank's balance sheet. Rates paid on deposits increased in response to higher market interest rates and in order to fund the significant growth in loans, resulting in increased cost of funds. The rate earned on interest-earning assets increased more slowly during the period because (i) the portfolio of fixed rate loans increased from 22.4% of the portfolio at December 31, 1994 to 31.7% of the portfolio at December 31, 1995, and (ii) increases in rates of adjustable rate mortgages generally lag the market due to contractual timing of adjustments (i.e., monthly, annually).

     Interest Expense. Total interest expense increased 67.7% to $26.8 million for 1995 as compared to $16.0 million for 1994. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding and due to a higher cost of funds during 1995 as compared to 1994. In accordance with Metropolitan's strategy of funding the increase in interest-earning assets primarily with time and core deposits, the average balance of deposit accounts increased $75.7 million, or 20.8%, from December 31, 1994 to December 31, 1995.

     Metropolitan's cost of funds increased to 5.50% in 1995 as compared to 4.25% in 1994, due to the higher level of market interest rates and Metropolitan's pursuit of higher deposit growth in order to fund the significant growth in loans.

     Provision for Loan Losses. The provision for loan losses increased 25.2% to $959,000 in 1995 as compared to $766,000 in 1994. The increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans (including loans held for sale) increased 13.0% to $482.6 million at December 31, 1995 from $426.9 million at the same date in 1994. The allowance for losses on loans at December 31, 1995 was $2.8 million, or 0.57% of total loans, as compared to $1.9 million, or 0.45% of total loans, at the same date in 1994. Management's estimate of the adequacy of the allowance for losses on loans is based upon an analysis of such factors as historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, regulatory considerations, and other matters.

     Non-Interest Income. Total non-interest income increased 163.9% to $4.2 million in 1995 as compared to $1.6 million in 1994. Net loan servicing income increased 66.4% to $1.1 million in 1995 as compared to $642,000 in 1994 due to the increase in the portfolio being serviced for others. The increase in the servicing portfolio and related net loan servicing fees was a result of Metropolitan's strategy of increasing non-credit based fee income. In that regard, the portfolio of loans serviced for others was increased to $1.2 billion at December 31, 1995 from $739.4 million at December 31, 1994.

     Gain on sale of loans was $444,000 in 1995 as compared to $52,000 in 1994. This income was dependent upon both the amount of loans sold and secondary market pricing, and these variables in turn were directly affected by prevailing interest rates. The proceeds from sale of loans increased 17.4% to $59.8 million during 1995 as compared to $51.0 million in the same period in 1994. The pricing achieved in the 1995 period was more favorable due to the general stability of interest rates even at higher levels. In addition, during 1995 the gain on sale of loans was favorably effected by the adoption of Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights," which requires lenders who sell originated loans and retain the servicing rights to recognize the rights to service mortgage loans for others as separate assets. Modest gains on loan sales during the last half of 1994 partially offset losses which were incurred in the early months of 1994 as interest rates were increasing sharply.

     Gain on sale of securities was $389,000 in 1995 as compared to $34,000 in 1994. During 1995, Metropolitan elected to securitize certain of its one- to four-family loans into mortgage-backed securities guaranteed by the Federal National Mortgage Association ("FNMA"), in order to reduce the risk-based capital requirements, to reduce credit risk by acquiring the investor guarantee, and to create collateral that is a more efficient source of funds in the market place. These securities were classified as held-to-maturity upon securitization. On November 15, 1995, the Financial Accounting Standard Board ("FASB") issued a special report entitled "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities.-- Questions and Answers" ("Special Report"). The Special Report primarily provided additional guidance for implementation of SFAS No. 115, based upon inquiries made to the FASB since the statement was issued in May 1993. The Special Report allowed an enterprise to reassess the appropriateness of the classifications of all securities held at that time. In light of the guidance provided in the Special Report, Metropolitan reclassified all the FNMA securities created through securitization of the Bank originated one-to four-family loans to available-for-sale. In addition $29.1 million of those securities, representing the greatest degree of interest rate risk, were sold at a gain of $389,000.

     Loan option income was $559,000 in 1995. This represented a new source of non-interest income for the Bank in 1995. In these option transactions Metropolitan purchased loans and sold nonrefundable options to a third party to purchase these same loans at a specified price within a specified time period. The third party was a loan broker and the option fee was negotiated based on the principal amount of loans involved. These option transactions provided the loan broker a period of time to find a buyer who was willing to pay a higher price for the loans.

     Loan credit discount income was $640,000 in 1995. Since 1993, Metropolitan has purchased multifamily and commercial real estate loans in the secondary market. These loans are often purchased at a discount based on a comparison of loan rates to market interest rates. The discount attributable to interest rate is accreted to interest income over the life of the loan. From time to time, however, Metropolitan purchases loans at a discount due to Metropolitan's assessment of credit risk and the value of underlying collateral. These collateral discounts are not recognized in income over the life of the loan. When these loans payoff, if Metropolitan receives the full contractual principal due, any discount related to management's initial assessment of the deficiency in collateral values is recognized as non-interest income.

     Non-Interest Expense. Total non-interest expense increased 28.3% to $14.2 million in 1995 as compared to $11.1 million in 1994. Personnel related expenses increased $1.5 million, which represented 47.0% of the increase in non-interest expense in 1995 as compared to 1994. The increase was primarily a result of having three additional full service retail sales offices open in 1995. In addition, during 1995 Metropolitan staffed a business lending department, a trust department and a facilities maintenance department, none of which existed during 1994. Occupancy costs increased $647,000 which represented 20.7% of the increase in 1995 over 1994, generally as a result of an increase in the number of full service retail sales offices. Other operating expenses, which include miscellaneous general and administrative costs such as loan servicing, loan processing, business development, check processing and ATM expenses, increased $432,000 which represented 13.8% of the increase in 1995 over 1994, as a result of the overall increase in business levels, including an increase in loans, deposits and servicing.

     Provision for Income Taxes. The provision for income taxes was $2.2 million in 1995 as compared to $2.0 million in 1994. The effective tax rate was 37.8% for 1995 and 36.6% for 1994. The higher effective tax rate in the 1995 period was largely due to premium payments for a key man life insurance policy, which are not deductible for income tax purposes.

ASSET QUALITY

     Non-Performing Assets. Metropolitan's goal is to maintain the above average asset quality of its loan portfolio through conservative lending policies and prudent underwriting. Detailed reviews of the loan portfolio are undertaken regularly to identify potential problem loans or trends early and to provide for adequate estimates of potential losses. In performing these reviews, Metropolitan's management considers, among other things, current economic conditions, portfolio characteristics, delinquency trends, and historical loss experiences. Metropolitan normally considers loans to be non-performing when payments are 90 days or more past due or when the loan review analysis indicates that repossession of the collateral may be necessary to satisfy the loan. In addition, Metropolitan considers loans to be impaired when, in management's opinion, it is probable that the borrower will be unable to meet the contractual terms of the loan. When loans are classified as non-performing, an assessment is made as to the collectibility of the unpaid interest. Interest determined to be uncollectible is reversed from interest income and future interest income is recorded only if the loan principal and interest due is considered collectible and is less than the estimated fair value of the underlying collateral.

     The table below sets forth the amounts and categories of Metropolitan's non-performing assets as of the dates indicated. At December 31, 1996, all loans classified by management as impaired were also classified as non-performing.

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                  (DOLLARS IN THOUSANDS)
     Non-accrual loans.......................................  $4,923     $3,103     $2,240
     Loans past due greater than 90 days, still accruing.....     271        204        128
                                                               ------     ------     ------
     Total non-performing loans..............................   5,194      3,307      2,368
     Real estate owned.......................................     177        258         53
                                                               ------     ------     ------
     Total non-performing assets.............................  $5,371     $3,565     $2,421
                                                               ======     ======     ======
     Non-performing loans to total loans.....................    0.80%      0.69%      0.55%
     Non-performing assets to total assets...................    0.70%      0.60%      0.51%

     Non-performing assets were $5.4 million at December 31, 1996, an increase of $1.8 million from the same date a year earlier, primarily due to two retail strip shopping centers and one multifamily property. During the same time period, total net loans receivable increased $166.6 million to $646.5 million at December 31, 1996. One retail strip shopping center was sold to a third party at sheriff's sale subsequent to year-end and Metropolitan recovered its full investment. Based upon current appraisals, no loss is anticipated on the other retail strip shopping center and a specific allowance for loss of $236,000 has been recorded on the multifamily property.

     Non-performing assets were $3.6 million at December 31, 1995, an increase of $1.1 million from the same date a year earlier. The increase is primarily reflected in the multifamily and consumer loan categories. During the same time period total net loans receivable increased $54.8 million to $479.9 million at December 31, 1995.

     Allowance for Losses on Loans. The provision for loan losses and allowance for losses on loans is based on an analysis of individual loans, prior loss experience, growth in the loan portfolio, changes in the mix of the loan portfolio and other factors including current economic conditions. See Note 1 of Notes to Consolidated

Financial Statements. The following table sets forth an analysis of Metropolitan's allowance for losses on loans at the dates indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                  (DOLLARS IN THOUSANDS)
     BALANCE AT BEGINNING OF PERIOD..........................  $2,765     $1,911     $1,239
     CHARGE-OFFS:
     One- to four-family.....................................      22         23         23
     Multifamily.............................................     119         --         64
     Commercial real estate..................................      --         27         --
     Construction and land...................................      --         --         --
     Consumer................................................      95         56         14
     Business................................................      --         --         --
                                                                -----      -----      -----
     Total charge-offs.......................................     236        106        101
                                                                -----      -----      -----
     RECOVERIES:
     One- to four-family.....................................      --          1          1
     Multifamily.............................................      --         --          6
     Commercial real estate..................................      --         --         --
     Construction and land...................................      --         --         --
     Consumer................................................      11         --         --
     Business................................................      --         --         --
                                                                -----      -----      -----
     Total recoveries........................................      11          1          7
                                                                -----      -----      -----
     Net charge-offs.........................................     225        105         94
     Provision for loan losses...............................   1,635        959        766
                                                                -----      -----      -----
     BALANCE AT END OF PERIOD................................  $4,175     $2,765     $1,911
                                                                =====      =====      =====
     Net charge-offs to average loans........................    0.04%      0.02%      0.03%
     Provision for loan losses to average loans..............    0.28%      0.21%      0.21%
     Allowance for losses on loans to total non-performing
       loans at end of period................................   77.73%     83.61%     80.70%
     Allowance for losses on loans to total loans at end of
       period................................................    0.64%      0.57%      0.45%

     The allowance for losses on loans as a percentage of total loans was 0.64% at December 31, 1996 as compared to 0.57% at December 31, 1995 and 0.45% at December 31, 1994. In each period, the provision for loan losses and allowance for losses on loans were based on an analysis of individual credits, prior and current loss experience, overall growth in the portfolio and current economic conditions. Based on such analysis, Metropolitan increased the allowance for losses on loans in excess of net charge-offs by $1.4 million and $854,000 at December 31, 1996 and 1995, respectively.

COMPARISON OF DECEMBER 31, 1996 AND DECEMBER 31, 1995 FINANCIAL CONDITION

     Total assets amounted to $769.1 million at December 31, 1996, as compared to $590.1 million at December 31, 1995, an increase of $179.0 million, or 30.3%. The increase in assets was funded with deposit growth of $118.4 million, an increase in Federal Home Loan Bank ("FHLB") advances and other borrowings of $55.0 million, and an increase in shareholders' equity of $4.8 million.

     Securities decreased by $9.6 million, or 42.2%, to $13.2 million. Securities available for sale are maintained by Metropolitan primarily to meet the liquidity maintenance requirement of the 1995 Subordinated Notes and the 5.0% regulatory liquidity requirement. See "-- Liquidity and Capital Resources." During 1996, the Bank shifted a significant portion of its liquidity portfolio out of U.S. Treasury Securities into certain mortgage-backed securities which qualify for liquidity to improve the overall yield on the liquidity portfolio.

     Mortgage-backed securities increased $17.5 million to $56.7 million at December 31, 1996. The increase was primarily due to the securitization of $14.6 million of Bank originated one- to four-family loans into FHLMC mortgage-backed securities. In addition, certain mortgage-backed securities which qualify for regulatory liquidity were added during 1996.

     Loans held for sale increased $7.5 million to $9.0 million at December 31, 1996, primarily as a result of the increased balance of loans for which Metropolitan has issued a written loan option. These loans totalled $6.4 million at December 31, 1996 as compared to $458,000 at the same date a year earlier. Subsequent to year end the option for $3.3 million of that amount was exercised and that loan has been sold.

     Loans receivable increased $159.1 million, or 33.3% to $637.5 million. This increase was consistent with Metropolitan's overall strategy of increasing assets while adhering to prudent underwriting standards and preserving its adequately capitalized status. The mix of loan types did not change significantly from 1995 to 1996. The following increases by loan category were experienced: one- to four-family loans -- $38.5 million; multifamily loans--$45.1 million; commercial real estate loans -- $26.2 million; consumer loans--$22.0 million; construction and land loans (net of loans in process) -- $15.1 million; and business loans -- $14.8 million.

     Premises and equipment increased $3.8 million, or 51.1%, to $11.3 million. This increase was directly a result of retail sales office expansion. Land and a building were acquired and are undergoing renovations in Hudson for an office which is expected to open in April 1997. Land was also acquired in Stow for construction of a future retail sales office.

     Deposits totalled $622.1 million at December 31, 1996, an increase of $118.4 million, or 23.5%, over the balance at December 31, 1995. The increase resulted from management's marketing efforts and growth at newer retail sales offices.

     Other borrowings increased $55.0 million to $101.9 million at December 31, 1996, as compared to $46.9 million at December 31, 1995. Based on the lower cost of wholesale funds as compared to comparable maturity retail deposits during 1996, management chose to fund a large portion of the loan growth discussed above with wholesale funds. FHLB advances were the predominant source of borrowings.

     Shareholders' equity increased $4.8 million, or 18.8%, to $30.2 million, due largely to the net proceeds from issuance of 400,000 shares of Common Stock by the Corporation in an Initial Public Offering which was completed on October 29, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The term "liquidity" refers to Metropolitan's ability to generate adequate amounts of cash to meet its needs, typically for funding loan originations and purchases. Metropolitan's primary sources of internally generated funds are principal repayments and payoffs of loans receivable, cash flows from operations and proceeds from sales of loans. External sources of funds include increases in deposits, FHLB advances, and reverse repurchase agreements.

     While principal repayments and FHLB advances are fairly stable sources of funds, deposit flows and loan prepayments are greatly influenced by prevailing interest rates, economic conditions, and competition. Metropolitan regularly reviews cash flow needed to fund its operations and believes that the aforementioned resources are adequate for its foreseeable requirements.

     The Bank is required by regulation to maintain a liquidity ratio (average daily balance of liquid assets to average daily balance of net withdrawable accounts and short-term borrowings) of 5%. The Bank's liquidity ratio for December 1996 was 5.52%. Historically, Metropolitan has maintained its liquidity close to the required minimum since the yield available on qualifying investments is lower than alternative uses of funds and is generally not at an attractive spread over incremental cost of funds.

     The Corporation's primary source of funds currently is dividends from the Bank, which are subject to restrictions imposed by federal bank regulatory agencies. The Corporation's primary use of funds is for interest payments on its existing debt. At December 31, 1996, the Corporation, excluding the Bank, had cash and readily convertible investments of $2.2 million.

     Metropolitan's liquidity, represented by cash equivalents, is a result of its operating, investing, and financing activities. These activities are summarized as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                      -------------------------------------
                                                        1996          1995          1994
                                                      ---------     ---------     ---------
                                                                 (IN THOUSANDS)
     Net cash provided (used) by operating
       activities...................................  $  (3,849)    $   8,204     $  15,553
     Net cash used for investing activities.........   (174,379)     (100,340)     (146,949)
     Net cash provided by financing activities......    176,580        98,740       103,234
                                                       --------      --------      --------
     Net change in cash and cash equivalents........     (1,648)        6,604       (28,162)
     Cash and cash equivalents at beginning of
       period.......................................     18,170        11,566        39,728
                                                       --------      --------      --------
     Cash and cash equivalents at end of period.....  $  16,522     $  18,170     $  11,566
                                                       ========      ========      ========

     Cash provided or used by operating activities is determined largely by changes in the level of loans held for sale. The level of loans held for sale depends on the level of loan originations and the time until an investor funds the purchase of the loan from the Bank.

     Cash provided from investing activities consists primarily of principal payments on loans and mortgage-backed securities. The level of these payments increases and decreases depending on the size of the loan and mortgage-backed securities portfolios and the general trend and level of interest rates, which influences the level of refinancings and mortgage repayments. During 1994, 1995 and 1996, net cash was used in investing activities, primarily to fund and purchase new loans.

     At December 31, 1996, $58.5 million, or 9.4%, of Metropolitan's deposits were in the form of certificates of deposit of $100,000 and over. If a large number of these certificates of deposits matured at approximately the same time and were not renewed there could be an adverse effect on Metropolitan's liquidity. Metropolitan monitors maturities to attempt to minimize the potential adverse effect on liquidity.

     When evaluating sources of funds Metropolitan considers the cost of various alternatives such as local retail deposits, FHLB advances and other wholesale borrowings. One option considered and utilized in the past has been the acceptance of out-of-state time deposits from individuals and entities, predominantly credit unions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. They are not accepted through brokers. At December 31, 1996, approximately $61.5 million of time deposits, or 9.9% of Metropolitan's total deposits, were held by these individuals and entities. Of that amount, $6.6 million were in the form of certificates of deposit of $100,000 and over. If Metropolitan were unable to replace these deposits upon maturity, it could have an adverse effect on Metropolitan's liquidity.

     Metropolitan has access to wholesale borrowings based on the availability of eligible collateral. The FHLB makes funds available for housing finance based upon the blanket or specific pledge of certain one- to four-family loans and various types of investment and mortgage-backed securities. The Bank had borrowing capacity at the FHLB under its blanket pledge agreement of approximately $77.0 million at December 31, 1996, of which $59.5 million was utilized. The financial market makes funds available through reverse repurchase agreements by accepting various investment and mortgage-backed securities as collateral. The Bank had borrowing capacity for reverse repurchase agreements of approximately $40.0 million at December 31, 1996, of which $23.5 million was utilized.

     Capital. The Office of Thrift Supervision ("OTS") imposes capital requirements on savings associations. Savings associations are required to meet three minimum capital standards: (i) a leverage requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. Such standards must be no less stringent than those applicable to national banks. In addition, the OTS is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The OTS leverage requirement expressly requires that core capital be maintained in an amount not less than 3% of adjusted total assets. The OTS has taken the position, however, that the Prompt Corrective Action regulatory scheme has effectively raised the leverage ratio requirement for all but the most highly rated savings associations to 4%. Core capital is defined to include shareholders' equity less intangibles other than qualifying supervisory goodwill and certain qualifying intangibles, less investments in subsidiaries engaged in activities not permissible for national banks.

     Under the tangible capital requirement, tangible capital (defined as core capital less all intangible assets) must be maintained in an amount equal to at least 1.5% of adjusted total assets. Adjusted total assets, for the purpose of the tangible capital ratio, include total assets less all intangible assets except qualifying purchased mortgage servicing rights.

     The risk-based capital requirement is calculated based on the risk weight assigned to on-balance sheet assets and off-balance sheet commitments, which ranges from 0% to 100% of the book value of the asset and is based upon the risk inherent in the asset. The risk weights assigned by the OTS for principal categories of assets are (i) 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government; (ii) 20% for securities (other than equity securities) issued by U.S. Government sponsored agencies and mortgage-backed securities issued by, or fully guaranteed as to principal and interest by, the Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC") except for those classes with residual characteristics or stripped mortgage-related securities; (iii) 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more that 80% at origination unless insured to such ratio by an insurer approved by FNMA or FHLMC, certain qualifying multifamily first lien mortgage loans and residential construction loans; and
(iv) 100% for all other loans and investments, including consumer loans, commercial loans, repossessed assets and loans more than 90 days delinquent. The risk-based requirement mandates total capital of 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital.

     The Bank's regulatory capital ratios at December 31, 1996 were in excess of the capital requirements specified by OTS regulations as shown by the following table:

                                              TANGIBLE                               RISK-BASED
                                               CAPITAL          CORE CAPITAL           CAPITAL
                                           ---------------     ---------------     ---------------
                                                           (DOLLARS IN THOUSANDS)
CAPITAL AMOUNT:
  Actual.................................  $42,342    5.54%    $42,592    5.58%    $45,761    8.46%
  Required...............................   11,454    1.50      30,545    4.00      43,274    8.00
                                           -------             -------             -------
  Excess.................................  $30,888    4.04%    $12,047    1.58%    $ 2,487    0.46%
                                           =======             =======             =======

     The Corporation maintains a $4.0 million line of credit with the Huntington National Bank which it could access to make future contributions to capital of the Bank. At December 31, 1996, there was no outstanding balance under the line of credit.

     There are currently no regulatory capital requirements applicable to the Corporation. Future capital of the Corporation is expected to come from retained earnings, however, Metropolitan could issue additional debt or equity securities in a public or private placement transaction to supplement retained earnings or to make future contributions to capital of the Bank.

ASSET/LIABILITY MANAGEMENT

     Metropolitan, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. The Bank's Asset and Liability Committee, which includes representatives of senior management, monitors the level and relative mix of its interest-earning assets and interest-bearing liabilities.

     The steps being taken by the Bank to manage interest rate risk include: (i) continuing to focus on originating and purchasing adjustable rate assets for portfolio; (ii) the sale of fixed rate one- to four-family loans with servicing retained; (iii) focusing on shortening the term of fixed rate lending by increasing the percent of the fixed rate loan portfolio represented by consumer loans; (iv) increasing business lending which will generally result in loans with adjustable rates and shorter terms; (v) increasing the loan servicing portfolio; (vi) emphasizing transaction account deposit products which are less susceptible to repricing in a rising interest rate environment; (vii) maintaining competitive pricing on longer term certificates of deposit; and
(viii) utilizing term advances and other borrowings rather than short-term funds.

     As part of its effort to monitor and manage interest rate risk, the Bank uses the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of OTS capital regulations. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in NPV which would result from theoretical instantaneous and sustained parallel shifts of 100 basis points in market interest rates.

     Presented below, as of December 31, 1996 and 1995, is an analysis of Metropolitan's interest rate risk measured by the NPV methodology. The table also contains the policy limits set by the Board of Directors of the Bank established with consideration of the dollar impact of various rate changes and the Bank's capital position.

                                                         DECEMBER 31, 1996                  DECEMBER 31, 1995
                                                   ------------------------------     ------------------------------
CHANGES IN INTEREST RATE        BOARD LIMIT         CHANGE      PERCENTAGE CHANGE      CHANGE      PERCENTAGE CHANGE
     (BASIS POINTS)          PERCENTAGE CHANGE      IN NPV           IN NPV            IN NPV           IN NPV
------------------------     -----------------     --------     -----------------     --------     -----------------
                                               (DOLLARS IN THOUSANDS)
          +400                      (75)%          $(26,596)           (44)%          $(13,476)           (27)%
          +300                      (50)            (19,790)           (33)             (9,576)           (19)
          +200                      (25)            (12,853)           (21)             (5,946)           (12)
          +100                      (10)             (6,302)           (10)             (2,778)            (6)
          -100                      (10)              6,294             10               4,197              9
          -200                      (25)             14,644             24               9,481             19
          -300                      (50)             26,402             44              17,571             36
          -400                      (75)             40,742             68              27,856             57

     As illustrated in the table, Metropolitan's NPV is unfavorably affected in the rising rate scenarios. This occurs principally because the interest paid on deposits would increase more rapidly than rates earned on assets because deposits generally have shorter periods to repricing. In addition, the fixed rate assets in the loan portfolio will only reprice as the loans are repaid and new loans at higher rates are made. Furthermore, even for the adjustable rate assets, repricing may lag behind the rate change due to contractual time frames. At December 31, 1996 and 1995, the Bank was within the Board established limits for various changes in interest rates, however, the Bank's sensitivity to rising interest rates has increased from 1995 to 1996. The increased sensitivity, which management monitors closely, was a result of: (i) the use of time deposits with 12 to 24 month terms to fund asset growth; (ii) the increase in one to four-family residential ARMs in the loan portfolio which are fixed for three or five years before they become annual adjustable rate loans (i.e., the 5/1 and 3/1 ARM programs); and (iii) the slight increase in the level of fixed rate loans in the portfolio.

     The principal strategy used by Metropolitan to manage interest rate risk has been to build a portfolio of adjustable rate interest-earning assets. At December 31, 1996, 67.9% of the total loan portfolio had adjustable rates. In order to remain competitive in the mortgage loan market and meet customer needs, Metropolitan also offers a variety of fixed rate products. Metropolitan has managed its investment in fixed rate loans in several ways in order to minimize interest rate risk. It has long been Metropolitan's policy to sell the majority of its fixed rate one- to four-family loan production in the secondary market. At December 31, 1996, Metropolitan had only 6.1% of its total loans comprised of fixed rate residential one- to four-family loans. The fixed rate residential loans held in the loan portfolio typically have maturities of 15 years. Within the remaining fixed rate portfolio, Metropolitan has focused on short-term loan types. Fixed rate multifamily and commercial real estate loans comprised 18.0% of total loans at December 31, 1996, and had a weighted average contractual term to maturity of approximately six years. Fixed rate consumer loans, with a weighted average contractual term of maturity of approximately seven years, comprised 6.8% of total loans at

December 31, 1996. These are contractual terms to maturity and very often, for various reasons, consumers repay loans before their contractual maturity shortening the effective term to maturity.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, as a result of competition, the interest rates on certain assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of repayment on assets and early withdrawal levels from certificates of deposit would likely deviate from those scheduled. Despite its limitations, management considers NPV the best method for monitoring interest rate risk since core repricing and maturity relationships are very clearly seen. The clarity of the risk relations is enhanced by the simplicity of the rate changes and the fact that all rates, short-term and long-term, change by the same degree.

ACCOUNTING DEVELOPMENTS

     In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 simplifies the calculation of earnings per share ("EPS") by replacing primary EPS with basic EPS. Basic EPS includes no dilution and is computed by dividing net income by weighted-average shares outstanding. The Corporation expects SFAS No. 128 to have no effect on its earnings per share calculation, other than changing terminology.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a financial components approach that focuses on control. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 applied prospectively. SFAS No. 125 supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 125 expands the requirements of SFAS No. 122 by introducing the concept of adequate compensation into the determination of the value of servicing assets. Management does not anticipate that the adoption of SFAS No. 125 will effect comparability of results among years.

     In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." This statement requires lenders who sell originated loans and retain the servicing rights to recognize as separate assets the rights to service mortgage loans for others. It also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. Management elected to adopt this statement effective January 1, 1995. At December 31, 1996, the value of these originated servicing rights on the balance sheet was $764,000. The fair value of such rights was in excess of that amount.

     In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement was amended in October 1994 by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." SFAS No. 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends certain accounting and disclosure requirements set forth in SFAS No. 114. The provisions of these statements were adopted effective January 1, 1995. Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as bad debt expense. Based on the analysis prepared, no bad debt expense was recorded by Metropolitan in connection with adopting this standard. As allowed, management excludes all consumer loan and residential single family loans with balances less than $200,000 from possible classification as impaired.

     Effective January 1, 1994, Metropolitan adopted the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires the classification of debt and equity securities as held to maturity, trading or available for sale upon their acquisition. Securities classified as trading would be carried at market value with the unrealized holding gain or loss recorded in the statement of operations. Securities available for sale are carried at their estimated market value with the unrealized holding gain or loss reflected as a separate component of shareholders' equity. The cumulative effect on Metropolitan's shareholder's equity at January 1, 1994, of adopting SFAS No. 115, is included as a separate component of shareholder's equity in the consolidated statement of financial condition and represents the after-tax effect of adjusting securities available for sale to fair value. Securities classified as held to maturity are carried at amortized cost unless there is a permanent impairment in value.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and notes included herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Metropolitan's operations.

     In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies. Metropolitan's ability to match the interest rate sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest on its financial performance.

                              REPORT OF MANAGEMENT

     The Management of Metropolitan Financial Corp. is responsible for the preparation, accuracy and fair presentation of the financial statements and related information in the Annual Report.

     The Corporation maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded. These controls include written policies and procedures which establish and maintain effective internal controls through proper delegation of authority and division of responsibility, proper recording of transactions and fair presentation of financial results in accordance with generally accepted accounting principles. These systems of controls are reviewed by our internal auditors and independent auditors who have free access to the Audit Committee.

     Management assessed the Corporation's internal control structure and believes that the system provides reasonable assurances that financial transactions are recorded properly, and that the Corporation is in compliance with federal and state laws and regulations as well as safety and soundness laws and regulations.

                                            /s/ ROBERT M. KAYE
                                            -----------------------
                                            Robert M. Kaye
                                            Chairman and Chief Executive Officer
                                            Metropolitan Financial Corp.

                                            /s/ DAVID G. LODGE
                                            -----------------------
                                            David G. Lodge
                                            President and Chief Operating
                                              Officer
                                            Metropolitan Financial Corp.

                                            /s/ PATRICK W. BEVACK
                                            -----------------------
                                            Patrick W. Bevack
                                            Executive Vice President and Chief
                                              Financial Officer
                                            Metropolitan Savings Bank of
                                              Cleveland

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Metropolitan Financial Corp.
Mayfield Heights, Ohio

     We have audited the accompanying consolidated statements of financial condition of Metropolitan Financial Corp. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Financial Corp. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for mortgage servicing rights and impaired loans in 1995 and for certain investment securities in 1994 to comply with new accounting guidance.

                                          /s/ CROWE, CHIZEK AND COMPANY LLP

                                          CROWE, CHIZEK AND COMPANY LLP

Cleveland, Ohio
February 28, 1997

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1996 AND 1995

                                                                      1996             1995
                                                                  ------------     ------------
ASSETS
Cash and cash equivalents (Note 13).............................  $ 10,522,577     $ 18,170,473
Federal funds and other cash investments........................     6,000,000
                                                                  ------------     ------------
  Cash and cash equivalents.....................................    16,522,577       18,170,473
Securities available for sale (Note 2)..........................    13,173,458       22,806,178
Mortgage-backed securities (Notes 2 and 9)......................    56,672,294       39,155,500
Loans held for sale.............................................     8,972,946        1,504,348
Loans receivable, net (Notes 3 and 9)...........................   637,492,935      478,345,398
Federal Home Loan Bank stock, at cost (Note 9)..................     3,988,600        3,568,700
Accrued interest receivable (Note 4)............................     4,790,661        3,707,742
Premises and equipment, net (Note 5)............................    11,332,239        7,499,939
Real estate owned, net (Note 6).................................       177,300          257,593
Cost in excess of fair value of net assets acquired.............     3,238,839        3,188,412
Cost of loan servicing rights (Note 7)..........................     8,050,837        9,129,558
Prepaid expenses and other assets...............................     4,663,157        2,761,156
                                                                  ------------     ------------
  Total assets..................................................  $769,075,843     $590,094,997
                                                                  ============     ============
LIABILITIES
Deposits (Note 8)...............................................  $622,104,517     $503,742,420
Other borrowings (Note 9).......................................   101,873,673       46,873,673
Accrued interest payable........................................     4,120,163        4,551,061
Official checks.................................................     3,882,671        2,778,632
Other liabilities...............................................     6,850,450        6,682,796
                                                                  ------------     ------------
  Total liabilities.............................................   738,831,474      564,628,582
                                                                  ------------     ------------
Commitments (Notes 10 and 13)
SHAREHOLDERS' EQUITY (Note 14)
Common stock, no par value, 10,000,000 shares authorized,
  3,525,635 shares issued and outstanding.......................                            100
Additional paid-in capital......................................    11,101,383        7,801,283
Retained earnings...............................................    18,466,986       16,928,083
Unrealized gain on securities available for sale, net of tax....       676,000          736,949
                                                                  ------------     ------------
  Total shareholders' equity....................................    30,244,369       25,466,415
                                                                  ------------     ------------
     Total liabilities and shareholders' equity.................  $769,075,843     $590,094,997
                                                                  ============     ============

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                         1996            1995            1994
                                                      -----------     -----------     -----------
INTEREST INCOME
  Interest and fees on loans........................  $50,267,618     $39,963,189     $30,012,666
  Interest on mortgage-backed securities............    2,890,437       2,492,744         692,673
  Interest and dividends on other investments.......    1,293,828         979,566         933,594
                                                      -----------     -----------     -----------
       Total interest income........................   54,451,883      43,435,499      31,638,933
                                                      -----------     -----------     -----------
INTEREST EXPENSE
  Interest on deposits..............................   28,131,837      23,521,751      14,917,447
  Interest on other borrowings......................    4,984,212       3,294,520       1,074,344
                                                      -----------     -----------     -----------
       Total interest expense.......................   33,116,049      26,816,271      15,991,791
                                                      -----------     -----------     -----------
NET INTEREST INCOME.................................   21,335,834      16,619,228      15,647,142
Provision for loan losses (Note 3)..................    1,635,541         958,573         765,664
                                                      -----------     -----------     -----------
Net interest income after provision for loan
  losses............................................   19,700,293      15,660,655      14,881,478
                                                      -----------     -----------     -----------
Non-interest income
  Loan servicing income, net........................    1,203,779       1,067,767         641,625
  Gain on sale of loans.............................      202,621         444,313          52,443
  Net gain on sale of securities....................      133,706         388,581          34,204
  Loan option income (Note 13)......................      695,798         559,256
  Loan credit discount income (Note 3)..............                      640,262
  Other operating income............................    1,536,711       1,123,536         872,132
                                                      -----------     -----------     -----------
       Total non-interest income....................    3,772,615       4,223,715       1,600,404
                                                      -----------     -----------     -----------
Non-interest expense
  Salaries and related personnel costs..............    8,669,705       6,819,383       5,348,509
  Occupancy and equipment expense...................    2,464,926       2,134,862       1,487,558
  Federal deposit insurance premiums (Note 18)......    4,211,869       1,132,125         928,969
  Data processing expense...........................      599,150         586,260         381,431
  Marketing expense.................................      694,898         542,838         392,481
  State franchise taxes.............................      461,127         306,518         283,503
  Amortization of intangibles.......................      255,720         220,115         221,996
  Other operating expenses..........................    3,481,610       2,445,150       2,013,503
                                                      -----------     -----------     -----------
       Total non-interest expense...................   20,839,005      14,187,251      11,057,950
                                                      -----------     -----------     -----------
INCOME BEFORE INCOME TAXES..........................  $ 2,633,903     $ 5,697,119     $ 5,423,932
Provision for income taxes (Note 11)................    1,095,000       2,154,700       1,987,143
                                                      -----------     -----------     -----------
NET INCOME..........................................  $ 1,538,903     $ 3,542,419     $ 3,436,789
                                                      ===========     ===========     ===========
Earnings per share (Note 1).........................  $      0.48     $      1.13     $      1.10
                                                      ===========     ===========     ===========
Weighted average shares (Note 1)....................    3,192,302       3,125,635       3,125,635
                                                      ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                             UNREALIZED
                                                                             GAIN/(LOSS)
                                                ADDITIONAL                  ON SECURITIES      TOTAL
                                       COMMON     PAID-IN      RETAINED       AVAILABLE     SHAREHOLDERS'
                                       STOCK      CAPITAL      EARNINGS       FOR SALE        EQUITY
                                       ------   -----------   -----------   -------------   -----------
Balance, January 1, 1994.............  $ 100    $ 7,801,283   $ 9,948,875                   $17,750,258
Unrealized gain on securities
  available for sale upon adoption of
  SFAS No. 115 on January 1, 1994
  (Note 1)...........................                                        $     16,255        16,255
Net income...........................                           3,436,789                     3,436,789
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                            (923,325)     (923,325)
                                       ------   -----------   -----------   -------------   -----------
Balance, December 31, 1994...........    100      7,801,283    13,385,664        (907,070)   20,279,977
Net income...........................                           3,542,419                     3,542,419
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                           1,644,019     1,644,019
                                       ------   -----------   -----------   -------------   -----------
Balance, December 31, 1995...........    100      7,801,283    16,928,083         736,949    25,466,415
Net income...........................                           1,538,903                     1,538,903
Issuance of 400,000 shares of common
  stock, net of costs................             3,300,000                                   3,300,000
Change in stated value of common
  stock..............................   (100)           100
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                             (60,949)      (60,949)
                                       ------   -----------   -----------    ------------   -----------
Balance, December 31, 1996...........  $   0    $11,101,383   $18,466,986    $    676,000   $30,244,369
                                       ======   ===========   ===========    ============   ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                      1996             1995             1994
                                                  -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................... $   1,538,903    $   3,542,419    $   3,436,789
Adjustments to reconcile net income to net cash
  provided by operating activities
     Net amortization and depreciation...........     3,022,358        2,036,614        1,737,049
     Gain on sale of securities..................      (133,706)        (388,581)         (34,204)
     Provision for loan and REO losses...........     1,677,541          958,573          765,664
     Deferred taxes..............................      (183,303)          (9,326)        (121,000)
     Loans originated for sale...................   (35,235,545)     (45,327,774)     (41,059,540)
     Loans purchased for sale....................   (16,675,331)     (16,210,821)
     Proceeds from sale of loans.................    43,410,896       59,830,616       50,965,820
     Repayments on loans held for sale...........       809,737
     Gain on sale of real estate owned...........       113,428            3,307           28,887
     FHLB stock dividend.........................      (264,100)        (216,200)        (126,900)
     Changes in other assets.....................    (2,980,967)      (2,603,437)      (1,634,617)
     Changes in other liabilities................     1,051,575        6,588,239        1,594,937
                                                  -------------    -------------    -------------
          Net cash provided by (used for)
            operating activities.................    (3,848,514)       8,203,629       15,552,885
                                                  -------------    -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities, calls and repayments of
  securities available for sale..................     6,051,195        2,000,000        2,000,000
Purchases of securities available for sale.......   (13,336,840)     (23,464,948)
Proceeds from sale of mutual fund................    16,690,055        7,000,000
Disbursement of loan proceeds....................  (218,376,200)    (117,432,139)    (143,508,572)
Purchases of loans...............................  (110,565,748)     (86,134,911)     (71,704,818)
Proceeds from loan and principal repayments......   140,245,124       96,163,166       73,780,215
Purchase of mortgage-backed securities available
  for sale.......................................   (13,570,050)                       (6,078,881)
Proceeds from mortgage-backed security principal
  repayments and maturities......................     7,189,624        3,525,478          706,239
Proceeds from sale of mortgage-backed securities
  available for sale.............................     3,636,772       29,142,705        1,245,585
Proceeds from loan sales.........................    12,106,490
Proceeds from sales of real estate owned and
  premises and equipment.........................     1,250,813          102,678        1,308,418
Purchase of premises and equipment...............    (4,506,250)      (4,869,739)      (1,135,060)
Purchase of FHLB stock...........................      (155,800)      (1,041,300)         (45,800)
Purchase of mortgage loan servicing rights.......      (732,261)      (5,329,415)      (3,516,570)
Premium paid for credit card relationships.......      (306,146)
                                                  -------------    -------------    -------------
     Net cash used for investing activities......  (174,379,222)    (100,338,425)    (146,949,244)
                                                  -------------    -------------    -------------

                                  (Continued)

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                      1996             1995             1994
                                                  -------------    -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposit accounts................... $ 118,279,840    $  67,369,745    $ 103,475,533
Proceeds from borrowings.........................   371,850,000      340,700,000      118,718,388
Repayment of borrowings..........................  (316,850,000)    (309,330,000)    (118,960,000)
Proceeds from issuance of stock..................     3,300,000
                                                  -------------    -------------    -------------
     Net cash provided by financing activities...   176,579,840       98,739,745      103,233,921
                                                  -------------    -------------    -------------
Net change in cash and cash equivalents..........    (1,647,896)       6,604,949      (28,162,438)
Cash and cash equivalents at beginning of year...    18,170,473       11,565,524       39,727,962
                                                  -------------    -------------    -------------
Cash and cash equivalents at end of year......... $  16,522,577    $  18,170,473    $  11,565,524
                                                  =============    =============    =============
Supplemental disclosures of cash flow
  information:
     Cash paid during the period for:
          Interest...............................    33,546,947       23,979,013       15,156,138
          Income taxes...........................     1,587,000        2,749,000        1,751,200
     Transfer from loans receivable to other real
       estate....................................     1,325,948          326,709          442,689
     Securities classified as available for sale
       upon adoption of SFAS No. 115.............                                      23,584,000
     Loans securitized...........................    14,458,129       53,795,086

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") is an Ohio corporation organized for the operation of a savings and loan holding company. The accounting policies of the Corporation conform to generally accepted accounting principles and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

     CONSOLIDATION POLICY: The Corporation and its subsidiaries, MetroCapital Corporation and Metropolitan Savings Bank (the "Bank"), and its wholly-owned subsidiaries, Kimberly Construction Company Incorporated and Metropolitan Savings Service Corporation and its wholly-owned subsidiary Metropolitan Securities Corporation are included in the accompanying consolidated financial statements. All significant intercompany balances have been eliminated.

     INDUSTRY SEGMENT INFORMATION: Metropolitan Financial Corp. is a savings and loan holding company engaged in the business of originating nonresidential real estate loans in Ohio, Central and Northern New Jersey, Michigan, Kentucky and Western Pennsylvania and residential real estate loans in Northeast Ohio. The majority of the Corporation's income is derived from commercial and retail lending activities.

     USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS: In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues and expenses as well as affecting the disclosures provided. Future results could differ from current estimates. Areas involving the use of management's estimates and assumptions primarily include the allowance for losses on loans, the valuation of loan servicing rights, the value of loans held for sale, fair value of certain securities, the carrying value and amortization of intangibles, the determination and carrying value of impaired loans, and the fair value of financial instruments. Estimates that are more susceptible to change in the near term include the allowance for losses on loans, the valuation of servicing rights, the value of loans held for sale and the fair value of securities.

     FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

     STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, interest bearing deposits, investments purchased with an initial maturity of three months or less, overnight repurchase agreements and federal funds sold. Generally, federal funds and overnight repurchase agreements are sold for one-day periods. The Corporation reports net cash flows for deposit transactions and deposits made with other financial institutions.

     SECURITIES: Effective January 1, 1994, the Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This accounting guidance requires the Corporation to classify debt and marketable equity securities as held to maturity, trading or available for sale. The cumulative effect on shareholders' equity at January 1, 1994, of adopting SFAS No. 115, is included as a separate component of shareholders' equity in the consolidated statement of financial condition and represents the after tax effect of adjusting securities available for sale to fair value. Prior to the adoption of SFAS No. 115, the Corporation classified securities as held for sale.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     Securities classified as held to maturity are those that management has the positive intent and ability to hold to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.

     Securities classified as available for sale are those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

     LOANS: Loans held for investment are stated at the principal amount outstanding adjusted for amortization of premium and accretion of discount using the interest method. Sales of loans are dependent upon various factors, including interest rate movements, deposit flows, the availability and attractiveness of other sources of funds, loan demand by borrowers, and liquidity and capital requirements. The Bank re-evaluates its intent to hold loans at each balance sheet date based on the then current environment and, if appropriate, reclassifies loans as held for sale and records them at the lower of cost or market. For multifamily loans held for sale, the Bank enters into a sales agreement concurrent with loan origination. As such, these loans are recorded at cost, which approximates market. At December 31, 1996 and 1995, management had the intent and the Bank had the ability to hold all loans being held for investment purposes for the foreseeable future. Gains and losses on the sale of loans are determined by the identified loan method and are reflected in operations at the time of sale.

     ALLOWANCE FOR LOSSES ON LOANS: Because some loans may not be repaid in full, an allowance for losses on loans is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

     SFAS No. 114 was adopted January 1, 1995. Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for losses on loans to such loans. If these allocations cause the allowance for losses on loans to require an increase, such increase is reported as a provision for loan losses. Based on the analysis prepared, no provision for loan losses was recorded in connection with adopting this standard. As allowed, management excludes all consumer loans and residential single family loans with balances less than $200,000 from its review for impairment.

     SFAS No. 118 was adopted January 1, 1995. Under this standard a creditor is allowed to use existing methods for income recognition on an impaired loan. All impaired loans for purposes of SFAS No. 114 are placed on non-accrual status.

     REAL ESTATE OWNED: Real estate owned is comprised of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are recorded at fair value, less estimated selling costs. Any reduction from carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair value is reflected in a valuation

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

allowance account through a charge to income. Expenses to carry other real estate are charged to operations as incurred.

     PREMISES AND EQUIPMENT: Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes. For tax purposes, depreciation on certain assets is computed using accelerated methods. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

     COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED: The cost in excess of fair value of the net assets acquired resulting from the acquisition of the Bank is being amortized to expense on a straight-line basis over a period of 25 years beginning in July 1987. This amount is a reduction from shareholders' equity in calculating tangible capital for regulatory purposes.

     LOAN SERVICING RIGHTS: The cost of loan servicing rights acquired is amortized in proportion to, and over the period of, estimated net servicing revenues. The cost of loan servicing rights purchased and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenues. The Bank evaluates the carrying value of the servicing portfolio by estimating the future net servicing income of the portfolio based on management's best estimate of remaining loan lives.

     Effective January 1, 1995, the Corporation adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires lenders who sell or securitize originated loans and retain the servicing rights to recognize as separate assets the rights to service mortgage loans for others. SFAS No. 122 also requires that capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights. For purposes of measuring impairment, management stratifies loans by loan type, interest rate and investor.

     INTEREST INCOME ON LOANS: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral. Under SFAS No. 114, as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

     LOAN FEES AND COSTS: Origination and commitment fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the level yield method. The net amount deferred is reported in the consolidated statements of financial condition as a reduction of loans.

     LOAN OPTION INCOME: The Bank purchases real estate loans for sale and simultaneously writes an option giving the holder the option to purchase those loans at a specified price within a specified time period. At the time the transaction is complete the Bank recognizes a non-refundable fee in income.

     INCOME TAXES: The Corporation and its subsidiaries are included in the consolidated federal income tax return of the Corporation. Income taxes are provided on a consolidated basis and allocated to each entity based on its proportionate share of consolidated income. Deferred income taxes are provided on items of income or expense that are recognized for financial reporting purposes in periods different than when such items are recognized for income tax purposes.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     CONCENTRATION OF CREDIT RISK: The Bank originates and purchases commercial real estate loans, residential real estate loans, consumer loans and business loans. At December 31, 1996, real estate loans secured by multifamily apartments approximated 41% of the Bank's total loan portfolio. The remainder of the portfolio was comprised of one- to four-family residential loans (17%), commercial real estate (21%), residential construction and land acquisition and development loans (10%), consumer loans (8%) and business loans (3%). Additionally, approximately 62% of the Bank's total real estate loans are secured by real estate in the State of Ohio, approximately 8% in the State of California, approximately 7% in the State of Michigan, and approximately 6% in the State of Pennsylvania. At December 31, 1995, real estate loans secured by residential apartments approximated 46% of the Bank's total loan portfolio. The remainder of the portfolio was comprised of one- to four-family residential loans (15%), commercial real estate (21%), residential construction and land acquisition and development loans (10%), consumer loans (6%), and business loans (2%). Additionally, at December 31, 1995, approximately 63% of the Bank's total real estate loans were secured by real estate in the State of Ohio, approximately 12% in the State of Michigan, and approximately 8% in each of the States of New Jersey and California.

     TRUST DEPARTMENT ASSETS AND INCOME: Property held by the Bank in a fiduciary or other capacity for its trust customers is not included in the accompanying consolidated financial statements since such items are not assets of the Bank.

     EARNINGS PER SHARE: In connection with the initial public offering of stock completed in October, 1996, the Board of Directors approved a 3,125,635-for-one stock split, effected in the form of a stock dividend during October 1996. All per share information has been retroactively adjusted to reflect the effect of the stock dividend.

     FINANCIAL STATEMENT PRESENTATION: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1996 presentation.

NOTE 2 -- SECURITIES

     The amortized cost, gross unrealized gains and losses and fair values of investment securities available for sale at December 31, 1996 and 1995 are as follows:

                                                                 1996
                                        -------------------------------------------------------
                                                         GROSS          GROSS
                                         AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                           COST          GAINS         LOSSES          VALUE
                                        -----------    ----------    -----------    -----------
    U.S. Treasury securities..........  $ 6,093,443    $   40,176    $   (69,244)   $ 6,064,375
    Mutual funds......................    2,009,083                                   2,009,083
    FNMA preferred stock..............    5,000,000       100,000                     5,100,000
                                        -----------    ----------    -----------    -----------
      Total investment securities.....   13,102,526       140,176        (69,244)    13,173,458
    Mortgage-backed securities........   55,719,015       954,642         (1,363)    56,672,294
                                        -----------    ----------    -----------    -----------
      Totals..........................  $68,821,541    $1,094,818    $   (70,607)   $69,845,752
                                        ===========    ==========    ===========    ===========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

                                                                 1995
                                        -------------------------------------------------------
                                                         GROSS          GROSS
                                         AMORTIZED     UNREALIZED    UNREALIZED        FAIR
                                           COST          GAINS         LOSSES          VALUE
                                        -----------    ----------    -----------    -----------
    U.S. Treasury securities..........  $12,195,274    $  277,102    $   (29,896)   $12,442,480
    Mutual funds......................   10,363,698                                  10,363,698
                                        -----------    ----------    -----------    -----------
      Total investment securities.....   22,558,972       277,102        (29,896)    22,806,178
    Mortgage-backed securities........   38,286,116       869,384                    39,155,500
                                        -----------    ----------    -----------    -----------
      Totals..........................  $60,845,088    $1,146,486    $   (29,896)   $61,961,678
                                        ===========    ==========    ===========    ===========

     The amortized cost and fair value of debt securities available for sale at December 31, 1996, by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                  AMORTIZED        FAIR
                                                                    COST           VALUE
                                                                 -----------    -----------
    Due after one year through five years......................  $ 6,093,443    $ 6,064,375
    Mortgage-backed securities.................................   55,719,015     56,672,294
                                                                 -----------    -----------
      Total debt securities available for sale.................  $61,812,458    $62,736,669
                                                                 ===========    ===========

     Proceeds from the sale of mortgage-backed securities available for sale were $3,636,772 in 1996, $29,142,705 in 1995 and $1,245,585 in 1994. Gross gains realized on those sales were $133,706 in 1996, $475,587 in 1995 and $37,593 in 1994. Gross losses of $87,006 and $3,389 were realized realized in 1995 and 1994, respectively. Proceeds from the sale of mutual funds were $16,690,055 in 1996 and $7,000,000 in 1995. No gain or loss was realized in 1996 or 1995.

     Certain securities with a carrying value of $24,714,428 and a market value of $25,114,156 at December 31, 1996, were pledged to secure reverse repurchase agreements.

     On November 17, 1995, the Corporation transferred securities with an amortized cost of $51,345,071 previously classified as held to maturity to available for sale. The unrealized gain on the securities transferred totaled $771,664. On November 17, 1995, the Corporation's equity increased $509,298 as a result of the transfer.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 3 -- LOANS RECEIVABLE

     The composition of the loan portfolio at December 31, 1996 and 1995 is as follows:

                                                                     1996
                                                 --------------------------------------------
                                                  ORIGINATED      PURCHASED         TOTAL
                                                 ------------    ------------    ------------
    Real estate loans
      Construction loans
         Residential single family.............  $ 47,999,248                    $ 47,999,248
         Commercial............................     9,825,000                       9,825,000
         Land..................................    13,735,638                      13,735,638
         Loans in process......................   (31,758,069)                    (31,758,069)
                                                 ------------    ------------    ------------
           Construction loans, net.............    39,801,817                      39,801,817
      Permanent loans
         Residential single family.............    91,358,204    $ 23,399,646     114,757,850
         Multifamily...........................   165,202,852     111,341,902     276,544,754
         Commercial............................    43,006,141      92,629,301     135,635,442
         Other.................................       137,538                         137,538
                                                 ------------    ------------    ------------
           Total real estate loans.............   339,506,552     227,370,849     566,877,401
    Consumer loans.............................    38,601,020      15,577,578      54,178,598
    Business loans and other loans.............    23,507,560                      23,507,560
                                                 ------------    ------------    ------------
      Total loans..............................  $401,615,132    $242,948,427     644,563,559
                                                 ============    ============
    Discount on loans, net.....................                                      (559,593)
    Deferred loan fees, net....................                                    (2,336,016)
    Allowance for losses on loans..............                                    (4,175,015)
                                                                                 ------------
                                                                                 $637,492,935
                                                                                 ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

                                                                     1995
                                                 --------------------------------------------
                                                  ORIGINATED      PURCHASED         TOTAL
                                                 ------------    ------------    ------------
    Real estate loans
      Construction loans
         Residential single family.............  $ 37,118,087                    $ 37,118,087
         Commercial............................       440,000                         440,000
         Land..................................    10,613,217                      10,613,217
         Loans in process......................   (23,373,232)                    (23,373,232)
                                                 ------------                    ------------
           Construction loans, net.............    24,798,072                      24,798,072
      Permanent loans
         Residential single family.............    47,821,816    $ 28,437,082      76,258,898
         Multi family..........................   118,441,339     113,017,691     231,459,030
         Commercial............................    24,303,645      85,098,474     109,402,119
         Other.................................        36,415           2,394          38,809
                                                 ------------    ------------    ------------
           Total real estate loans.............   215,401,287     226,555,641     441,956,928
    Consumer loans.............................    27,243,050       4,970,535      32,213,585
    Business loans and other loans.............     8,703,794                       8,703,794
                                                 ------------    ------------    ------------
      Total loans..............................  $251,348,131    $231,526,176     482,874,307
                                                 ============    ============
    Discount on loans, net.....................                                      (543,770)
    Deferred loan fees, net....................                                    (1,220,475)
    Allowance for losses on loans..............                                    (2,764,664)
                                                                                 ------------
                                                                                 $478,345,398
                                                                                 ============

     Loans with adjustable rates, included above, totaled $465,306,000 and $346,685,000 at December 31, 1996 and 1995, respectively.

     During 1995, the Bank received payoffs on loans originally purchased at discounts. The purchase discounts recorded were attributable to collectibility concerns and at payoff, the unamortized discounts totaling $640,262 were recorded as income.

     Activity in the allowance for losses on loans is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1996          1995          1994
                                                   ----------    ----------    ----------
        Balance at beginning of year.............  $2,764,664    $1,910,714    $1,239,147
        Provision for loan losses................   1,635,541       958,573       765,664
        Net charge-offs..........................    (225,190)     (104,623)      (94,097)
                                                   ----------    ----------    ----------
                                                   $4,175,015    $2,764,664    $1,910,714
                                                   ==========    ==========    ==========

     Effective January 1, 1995, the Bank adopted the provisions of SFAS Nos. 114, "Accounting by Creditors for Impairment of a Loan" and 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." SFAS No. 114 specifies that allowances for losses on impaired loans be determined using the present value of estimated future cash flows of the loan, discounted using the loan's effective interest rate. Management analyzes loans on an individual basis and considers a loan to be impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. Loans which are past due two payments or less and that management feels are probable of being paid current within 90 days are not

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

considered to be impaired loans. SFAS No. 118 allows a creditor to use existing methods for income recognition on an impaired loan.

     Information regarding impaired loans are as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                               ------------------------
                                                                  1996          1995
                                                               ----------    ----------
        Balance of impaired loans............................  $3,495,006    $3,569,074
        Less portion for which no allowance for losses on
          loans is allocated.................................   2,773,777     3,569,074
                                                               ----------    ----------
        Portion of impaired loan balance for which an
          allowance for losses on loans is allocated.........  $  721,229    $        0
                                                               ==========    ==========
        Portion of allowance for losses on loans allocated to
          the impaired loan balance..........................  $  241,269    $        0
                                                               ==========    ==========

     Information regarding impaired loans is as follows for the year ended December 31:

                                                                  1996          1995
                                                               ----------    ----------
        Average investment in impaired loans during the
          year...............................................  $4,220,286    $2,144,138
                                                               ==========    ==========
        Interest income recognized during impairment.........  $   48,146    $   35,884
                                                               ==========    ==========
        Interest income recognized on cash basis during the
          year...............................................  $   48,146    $   35,884
                                                               ==========    ==========

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with Metropolitan's and the Bank's directors, officers, shareholders and associates on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and that do not involve more than the normal risk of collectibility or present other unfavorable terms. Loans to related parties totaled $1,372,000 at December 31, 1996.

NOTE 4 -- ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows:

                                                                  1996          1995
                                                               ----------    ----------
        Loans receivable.....................................  $4,194,756    $3,210,849
        Mortgage-backed securities...........................     385,240       204,658
        Other................................................     210,665       292,235
                                                               ----------    ----------
                                                               $4,790,661    $3,707,742
                                                               ==========    ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment consists of the following:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                                1996           1995
                                                             -----------    -----------
        Land...............................................  $ 2,969,274    $ 2,223,354
        Office buildings...................................    3,684,536      1,617,812
        Leasehold improvements.............................    2,329,573      2,239,329
        Furniture, fixtures and equipment..................    4,899,961      3,684,568
        Construction in progress...........................      678,209        351,979
                                                             -----------    -----------
          Total............................................   14,561,553     10,117,042
        Accumulated depreciation...........................    3,229,314      2,617,103
                                                             -----------    -----------
                                                             $11,332,239    $ 7,499,939
                                                             ===========    ===========

     Depreciation expense was $683,718, $519,533, and $369,946 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 6 -- REAL ESTATE OWNED

     Activity in the allowance for loss on real estate owned is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1996           1995
                                                             -----------    -----------
        Balance at beginning of year.......................  $    15,000    $         0
        Provision for loss.................................       42,000         15,000
                                                             -----------    -----------
                                                             $    57,000    $    15,000
                                                             ===========    ===========

NOTE 7 -- LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                                  DECEMBER 31,
                                                        --------------------------------
                                                             1996              1995
                                                        --------------    --------------
        Mortgage loans underlying pass-through
          securities
          FNMA........................................  $  134,568,302    $  112,657,048
        Mortgage loan portfolios serviced for
          FHLMC.......................................     713,289,564       781,402,395
          FNMA........................................     219,294,951       224,544,952
          Other.......................................      35,361,907        63,611,413
                                                        --------------    --------------
                                                        $1,102,514,724    $1,182,215,808
                                                        ==============    ==============

     Custodial balances maintained in connection with the foregoing loan servicing were approximately $12,895,000, $14,198,000 and $5,600,000 at December 31, 1996, 1995 and 1994, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     Following is an analysis of the changes in loan servicing rights acquired for the year ended December 31:

                                                             1996              1995
                                                        --------------    --------------
        Balance at beginning of year..................  $    8,587,831    $    4,824,586
        Additions.....................................         732,261         5,329,415
        Amortization..................................      (2,033,689)       (1,566,170)
                                                        --------------    --------------
        Balance at end of year........................  $    7,286,403    $    8,587,831
                                                        ==============    ==============

     Following is an analysis of the changes in loan servicing rights originated for the year ended December 31:

                                                             1996              1995
                                                        --------------    --------------
        Balance at beginning of year..................  $      541,727    $            0
        Additions.....................................         333,507           558,940
        Amortization..................................        (110,800)          (17,213)
                                                        --------------    --------------
        Balance at end of year........................  $      764,434    $      541,727
                                                        ==============    ==============

NOTE 8 -- DEPOSITS

     Deposits consist of the following:

                                                                     DECEMBER 31,
                                                  --------------------------------------------------
                                                           1996                       1995
                                                  -----------------------    -----------------------
                                                     AMOUNT       PERCENT       AMOUNT       PERCENT
                                                  ------------    -------    ------------    -------
Noninterest-bearing checking accounts...........  $ 30,850,882        5%     $ 27,036,735        5%
Interest-bearing checking accounts -- 2.00% to
  3.20%.........................................    39,363,322        6        36,097,363        7
Passbook savings and statement savings -- 2.75%
  to 5.46%......................................   176,430,162       29       140,573,065       28
Certificates of deposit.........................   375,460,151       60       300,035,257       60
                                                  ------------      ---      ------------      ---
                                                  $622,104,517      100%     $503,742,420      100%
                                                  ============      ===      ============      ===

     At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

                             YEAR                                        WEIGHTED AVERAGE
                             ENDED                          AMOUNT        INTEREST RATE
                            ------                       ------------    ----------------
        1997...........................................  $285,171,989          5.68%
        1998...........................................    63,849,303          6.04%
        1999...........................................     6,685,905          6.51%
        2000...........................................    15,349,546          7.27%
        2001...........................................     4,024,603          5.91%
        Thereafter.....................................       378,805          6.35%
                                                         ------------
                                                         $375,460,151          5.82%
                                                         ============

     The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $58,516,000 and $41,930,000 at December 31, 1996
and 1995, respectively.

     Related party deposits totaled $2,164,000 at December 31, 1996.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 9 -- OTHER BORROWINGS

     Other borrowings consisted of the following:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                        1996           1995
                                                                    ------------    -----------
Federal Home Loan Bank advances (5.5% and 5.7% at December 31,
  1996 and 1995, respectively)....................................  $ 59,500,000    $28,000,000
Reverse repurchase agreements (5.6% at December 31, 1996).........    23,500,000
Subordinated debt maturing December 31, 2001 (10% fixed rate).....     4,873,673      4,873,673
Subordinated debt maturing January 1, 2005 (9.625% fixed rate)....    14,000,000     14,000,000
                                                                    ------------    -----------
                                                                    $101,873,673    $46,873,673
                                                                    ============    ===========

     Federal Home Loan Bank advances are collateralized by FHLB stock, first mortgage loans, and mortgage-backed securities with an aggregate carrying value of $89,250,000 and $42,000,000 at December 31, 1996 and 1995, respectively.

     At December 31, 1996, scheduled payments on Federal Home Loan Bank advances and reverse repurchase agreements are as follows:

                              YEAR                                       WEIGHTED AVERAGE
                             ENDED                          AMOUNT        INTEREST RATE
                             ------                       -----------    ----------------
        1997............................................  $65,000,000          5.52%
        1998............................................   15,000,000          5.40%
        2001............................................    3,000,000          6.15%
                                                          ------------
                                                          $83,000,000          5.52%
                                                          ============

     In 1993 and early 1994, the Corporation issued subordinated notes totaling $4,873,673. Interest on the notes is paid quarterly and principal will be repaid when the notes mature December 31, 2001. Total issuance costs of approximately $185,000 were incurred and will be amortized on a straight line basis over the life of the notes. The notes are unsecured.

     On February 22, 1995, the Corporation entered into an agreement for a $5,000,000 variable rate 18-month revolving credit converting to a 30-month variable rate term note. The terms of the loan required interest only payments for eighteen months, then quarterly principal payments based on an 84-month amortization with a balloon payment at maturity. The loan, which was guaranteed by the Corporation's sole shareholder at the time, Robert M. Kaye, and collateralized by stock of the Corporation and the Bank, was paid in full during 1995. In May, 1996, the Corporation renegotiated certain terms of this agreement. The maximum borrowing was decreased to $4,000,000, the revolving term was extended to May, 1998, at which time any then outstanding balance converts to a term loan with quarterly principal payments based on a 60-month amortization with a balloon payment due at maturity in May, 2001. As collateral for the loan, the largest shareholder, Robert Kaye, has agreed to pledge a portion of his common shares in an amount at least equal to 200% of any outstanding balance. At December 31, 1996, there were no borrowings outstanding under this agreement.

     In December 1995, the Corporation issued subordinated notes totaling $14,000,000. Interest on the notes is paid quarterly and principal will be repaid when the notes mature January 1, 2005. Total issuance costs of approximately $1,170,000 will be amortized on a straight line basis over the life of the notes. The notes are unsecured.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     The following tables set forth certain information about other borrowings during the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1996           1995
                                                             -----------    -----------
        MAXIMUM MONTH-END BALANCES:
        FHLB advances......................................  $75,150,000    $51,000,000
        Term loan..........................................                   3,280,000
        Qualifying subordinated debt.......................                   1,200,000
        1993 subordinated notes............................    4,873,673      4,873,673
        1995 subordinated notes............................   14,000,000     14,000,000
        Line of credit.....................................                   5,000,000
        Reverse repos......................................   23,500,000      9,000,000

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1996           1995
                                                             -----------    -----------
        AVERAGE BALANCES:
        FHLB advances......................................  $50,545,916    $28,466,663
        Term loan..........................................                     485,260
        Qualifying subordinated debt.......................                     923,077
        1993 subordinated notes............................    4,873,673      4,873,673
        1995 subordinated notes............................   14,000,000        690,411
        Line of credit.....................................                   3,833,644
        Reverse repos......................................    4,479,839      7,590,659

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1996           1995
                                                             -----------    -----------
        WEIGHTED AVERAGE INTEREST RATE:
        FHLB advances......................................      5.43%          6.18%
        Term loan..........................................                     8.79
        Qualifying subordinated debt.......................                    11.78
        1993 subordinated notes............................     10.47          10.47
        1995 subordinated notes............................     10.48          10.48
        Line of credit.....................................                     8.67
        Reverse repos......................................      5.61

NOTE 10 -- LEASE COMMITMENTS

     The Bank leases certain of its branches under lease agreements whose lease terms are renewable periodically. Rent expense for the years ended December 31, 1996, 1995 and 1994 was $874,164, $839,849 and $539,636, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     The future minimum annual rental commitments as of December 31, 1996 for all noncancelable leases are as follows:

        1997.............................................................  $  944,456
        1998.............................................................     918,797
        1999.............................................................     848,846
        2000.............................................................     840,573
        2001.............................................................     186,302
        Thereafter.......................................................     477,085
                                                                           ----------
                                                                           $4,216,059
                                                                           ==========

NOTE 11 -- INCOME TAXES

     The provision for income taxes consists of the following components:

                                                          YEAR ENDED DECEMBER 31,
                                                   --------------------------------------
                                                      1996          1995          1994
                                                   ----------    ----------    ----------
        Current expense..........................  $1,278,303    $2,164,026    $2,108,143
        Deferred benefit.........................    (183,303)       (9,326)     (121,000)
                                                   ----------    ----------    ----------
                                                   $1,095,000    $2,154,700    $1,987,143
                                                   ==========    ==========    ==========

     Deferred income taxes are provided for temporary differences. The components of the Corporation's net deferred tax asset (liability) consist of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1996          1995          1994
                                                       ----------    ----------    ----------
    Deferred tax assets
      Deferred loan fees.............................  $  196,538    $  283,118    $  186,971
      Loan servicing rights..........................     377,977       159,129         6,801
      Bad debt deduction.............................      99,990
      Other..........................................      17,530         2,576         4,181
                                                       ----------    ----------    ----------
                                                          692,035       444,823       197,953
                                                       ----------    ----------    ----------
    Deferred tax liabilities
      Debt issuance costs............................    (359,542)     (373,738)
      Bad debt deduction.............................                   (54,465)     (116,557)
      Employment contract............................    (104,768)     (102,605)     (108,823)
      Depreciation expense...........................     (59,370)      (25,666)      (25,960)
      Stock dividends on FHLB stock..................    (163,526)      (67,699)
      Other..........................................        (876)                   (135,289)
                                                       ----------    ----------    ----------
                                                         (688,082)     (624,173)     (386,629)
                                                       ----------    ----------    ----------
         Net deferred tax asset (liability)..........  $    3,953    $ (179,350)   $ (188,676)
                                                       ==========    ==========    ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

     A reconciliation from income taxes at the statutory rate to the effective provision for income taxes is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1996          1995          1994
                                                       ----------    ----------    ----------
    Statutory rate...................................         34%           34%           34%
    Income taxes at statutory rate...................  $  895,527    $1,937,020    $1,844,137
    Officer's life premium...........................      30,441        55,185        27,833
    Amortization of purchased intangibles............      97,962       134,414       135,028
    Tax exempt income................................                                 (43,248)
    Business expense limitation......................      67,368
    Other............................................       3,702        28,081        23,393
                                                       ----------    ----------    ----------
      Provision for income taxes.....................  $1,095,000    $2,154,700    $1,987,143
                                                       ==========    ==========    ==========

     Taxes attributable to security's gains totaled $45,460, $121,548 and $10,699 for the years ended December 31, 1996, 1995 and 1994, respectively.

     Savings associations such as the Bank are generally taxed in the same manner as other corporations. For taxable years beginning prior to January 1, 1996, savings associations such as the Bank which met certain definitional tests primarily relating to their assets and the nature of their supervision and business operations ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which additions may, within specified formula limits, have been deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying real property loans," which are generally loans secured by certain interests in real property, may have been computed using an amount based on the Bank's actual loss experience, or a percentage equal to 8% of the Bank's taxable income, computed with certain modifications and reduced by the amount of any permitted additions to the reserve for nonqualifying loans (the "percentage of taxable income method"). The Bank's deduction with respect to nonqualifying loans was computed under the experience method, which essentially allows a deduction based on the Bank's actual loss experience over a period of several years. Each year the Bank selected the most favorable way to calculate the deduction attributable to an addition to the tax bad debt reserve.

     Legislation enacted during 1996 repealed the existing reserve method of accounting for bad reserves for tax years beginning after December 31, 1995. As a result, savings associations will no longer be able to calculate their deduction for bad debts using the percentage of taxable income method. Instead, savings associations will generally be required to compute their deduction based on specific charge offs during the taxable year. This legislation also requires a savings association (or its controlled group) with assets of more than $500 million to recapture into income over a six-year period their post-1987 additions to their bad debt tax reserves for qualifying real property loans and nonqualifying loans, thereby generating additional tax liability. At December 31, 1995, the Bank's post-1987 reserves totaled approximately $3.9 million. The recapture may be suspended for up to two years if, during those years, the savings association satisfies a residential loan requirement.

NOTE 12 -- SALARY DEFERRAL -- 401(K) PLAN

     The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed one year of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of eight percent (8%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

discretion of the Board of Directors. Employee voluntary contributions are vested at all times, whereas employer contributions vest 20% per year through year five at which time employer contributions are fully vested. The Corporation's matching contributions were $126,599, $96,902 and $81,214 for the years ended December 31, 1996, 1995 and 1994, respectively. No discretionary contributions have been made by the Corporation for the periods presented.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK: The Bank can be a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

     As of December 31, 1996, the Bank had fixed and variable rate commitments to originate and/or purchase loans (at market rates) of approximately $23,164,000 and $47,543,000, respectively. In addition, the Bank has firm commitments to sell loans totaling $2,120,000 and optional commitments to sell loans totaling $6,410,000 at December 31, 1996. Metropolitan's commitments to originate and purchase loans are for loans at rates ranging from 7% to 16% and commitment periods up to one year.

     During 1996 and 1995, the Corporation purchased approximately $16,675,000 and $16,400,000 of mortgage loans and sold non-refundable options to a third party to purchase these same loans at a later date. The Corporation recognized a gain of $695,798 and $559,256 on the sale of these options during the years ended December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, loans with a carrying value of $6,409,841 and $458,146, respectively, were held for sale in connection with outstanding purchase options.

     RESERVE REQUIREMENTS: The Bank is required to maintain $2,736,000 of cash on hand or on deposit with the Federal Reserve to meet regulatory reserve requirements at December 31, 1996. These funds do not earn interest.

NOTE 14 -- RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

     Prior to 1996, the Bank was permitted, under the Internal Revenue Code, to determine taxable income after deducting a provision for bad debts in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1996 and 1995, includes approximately $2,883,000 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

     The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                     CAPITAL TO RISK-
                                                     WEIGHTED ASSETS
                                                     ----------------       TIER 1 CAPITAL TO
                                                     TOTAL     TIER 1     ADJUSTED TOTAL ASSETS
                                                     -----     ------     ---------------------
        Well capitalized...........................    10%        6%                5%
        Adequately capitalized.....................     8%        4%                4%
        Undercapitalized...........................     6%        3%                3%

     At year end, the Bank's actual capital levels (in thousands) and minimum required levels were:

                                                                                 MINIMUM REQUIRED
                                                                                    TO BE WELL
                                                                                 CAPITALIZED UNDER
                                                           MINIMUM REQUIRED      PROMPT CORRECTIVE
                                                              FOR CAPITAL             ACTION
                                          ACTUAL           ADEQUACY PURPOSES        REGULATIONS
                                     -----------------     -----------------     -----------------
                                     AMOUNT      RATIO     AMOUNT      RATIO     AMOUNT      RATIO
                                     -------     -----     -------     -----     -------     -----
    1996
    Total capital (to risk weighted
      assets)......................  $45,761     8.46%     $43,274      8.0%     $54,093     10.0%
    Tier 1 (core) capital (to risk
      weighted assets).............  $42,592     7.87%     $21,637      4.0%     $32,456      6.0%
    Tier 1 (core) capital (to
      adjusted total assets).......  $42,592     5.58%     $30,545      4.0%     $38,181      5.0%
    Tangible capital (to adjusted
      total assets)................  $42,342     5.54%     $11,454      1.5%         N/A
    1995
    Total capital (to risk weighted
      assets)......................  $35,530     8.64%     $32,892      8.0%     $41,115     10.0%
    Tier 1 (core) capital (to risk
      weighted assets).............  $33,057     8.04%     $16,446      4.0%     $24,669      6.0%
    Tier 1 (core) capital (to
      adjusted total assets).......  $33,057     5.66%     $23,361      4.0%     $29,201      5.0%
    Tangible capital (to adjusted
      total assets)................  $32,705     5.61%     $ 8,747      1.5%         N/A

     The Bank at year-end 1996 was categorized as adequately capitalized.

     A savings association which fails to meet one or more of the applicable capital requirements is subject to various regulatory limitations and sanctions, including a prohibition on growth and the issuance of a capital directive by the OTS requiring the following: an increase in capital; reduction of rates paid on savings accounts; cessation of or limitations on deposit-taking and lending; limitations on operational expenditures; an increase in liquidity; and such other actions deemed necessary or appropriate by the OTS. In addition, a conservator or receiver may be appointed under certain circumstances.

     The appropriate federal banking agency has the authority to reclassify a well-capitalized institution as adequately capitalized, and to treat an adequately capitalized or undercapitalized institution as if it were in the next lower capital category, if it is determined, after notice and an opportunity for a hearing, to be in an unsafe or unsound condition or to have received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. As a result of

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

such classification or determination, the appropriate federal banking agency may require an adequately capitalized or under-capitalized institution to comply with certain mandatory and discretionary supervisory actions. A significantly undercapitalized savings association may not be reclassified, however, as critically undercapitalized.

NOTE 15 -- RELATED PARTY TRANSACTIONS

     In the years ended December 31, 1996, 1995 and 1994 the Corporation expensed $96,000 per year for management fees relating to services provided by an affiliate.

     Certain directors and executive offices of the Corporation and its subsidiaries hold an interest in the subordinated debt maturing December 31, 2001. The aggregate interest in the subordinated debt held by related parties totaled $1,065,284 at December 31, 1996 and 1995. In addition, the Corporation's 401(k) salary deferral plan held a $400,000 interest in the subordinated debt at December 31, 1996 and 1995.

NOTE 16 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Corporation disclose the estimated fair values of its financial instruments. The following table shows those values and the related carrying values. Items which are not financial instruments are not included.

                                         DECEMBER 31, 1996                 DECEMBER 31, 1995
                                   ------------------------------    ------------------------------
                                     CARRYING         ESTIMATED        CARRYING         ESTIMATED
                                      AMOUNT         FAIR VALUE         AMOUNT         FAIR VALUE
                                   -------------    -------------    -------------    -------------
Cash and equivalents.............  $  16,522,577    $  16,522,577    $  18,170,473    $  18,170,473
Securities.......................     13,173,458       13,173,458       22,806,178       22,806,178
Mortgage-backed securities.......     56,672,294       56,672,294       39,155,500       39,155,500
Loans, net.......................    646,465,881      658,869,077      479,849,746      483,330,240
Federal Home Loan Bank stock.....      3,988,600        3,988,600        3,568,700        3,568,700
Loan servicing rights............      8,050,837        8,830,101        9,129,558        9,294,631
Accrued interest receivable......      4,790,661        4,790,661        3,707,742        3,707,742
Demand and savings deposits......   (246,644,366)    (246,644,366)    (203,707,163)    (203,707,163)
Time deposits....................   (375,460,151)    (376,934,368)    (300,035,257)    (302,230,363)
Other borrowings.................   (101,873,673)     (99,724,946)     (46,873,673)     (46,983,664)
Official check float account.....     (3,882,671)      (3,882,671)      (2,778,632)      (2,778,632)
Accrued interest payable.........     (4,120,163)      (4,120,163)      (4,551,061)      (4,551,061)

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Corporation to have disposed of such items at December 31, 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 should not necessarily be considered to apply at subsequent dates.

     For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and equivalents, the official check float account, accrued interest receivable and accrued interest payable is considered to approximate cost due to the short term nature of these instruments. The estimated fair value for securities and mortgage-backed securities is based on quoted market values for the individual securities or for equivalent securities. Loans were segregated into three main groups: those with adjustable rates, those with fixed rates which are held for sale and those with fixed rates held for investment. For the loans held for sale, the carrying value was considered a reasonable estimate of fair value. The fixed and

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

adjustable rate loans held for investment were further divided between those secured by one- to four-family real estate and those secured by multifamily and commercial real estate. For these loans, estimated fair value was determined using a discounted cash flow analysis. The estimated fair value of Federal Home Loan Bank stock is considered to approximate cost since it may be redeemed at par under certain circumstances. Loan servicing rights includes loan servicing rights acquired and loan servicing rights originated after the adoption of SFAS No. 122. The estimated fair value of the servicing rights is based on a discounted cash flow analysis. The estimated fair value of demand and savings deposits, which have no stated maturity, is equal to the amount payable. The estimated fair value for certificates of deposit, Federal Home Loan Bank advances and the subordinated debt is based on estimates of the rate the Corporation would pay on such deposits, advances and debt, applied for the time period until maturity using a discounted cash flow analysis. The estimated fair value of commitments is not material.

     Other assets and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill and similar items.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 17 -- CONDENSED FINANCIAL INFORMATION

     Below is condensed financial information of Metropolitan Financial Corp. (parent company only). In this information, the parent's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements.

                              PARENT COMPANY ONLY
                       STATEMENTS OF FINANCIAL CONDITION

                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                    1996           1995
                                                                 -----------    -----------
    ASSETS
    Cash.......................................................  $   180,112    $ 4,790,234
    Securities available for sale..............................    2,009,083      1,102,243
    Loans receivable, net......................................       50,000         50,000
    Investment in Metropolitan Savings Bank....................   46,387,728     37,549,253
    Cost in excess of fair value of net assets acquired........       54,090         57,580
    Prepaid expenses and other assets..........................    1,194,532      1,253,500
                                                                 -----------    -----------
                                                                 $49,875,545    $44,802,810
                                                                 ===========    ===========
    LIABILITIES
    Other borrowings...........................................  $18,873,673    $18,873,673
    Other liabilities..........................................      757,503        462,722
                                                                 -----------    -----------
                                                                  19,631,176     19,336,395
                                                                 -----------    -----------
    SHAREHOLDERS' EQUITY
    Common stock...............................................                         100
    Additional paid-in capital.................................   11,101,383      7,801,283
    Retained earnings..........................................   18,466,986     16,928,083
    Unrealized gain on securities available for sale, net of
      tax......................................................      676,000        736,949
                                                                 -----------    -----------
                                                                  30,244,369     25,466,415
                                                                 -----------    -----------
                                                                 $49,875,545    $44,802,810
                                                                 ===========    ===========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

                              PARENT COMPANY ONLY
                            STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1996          1995          1994
                                                       ----------    ----------    ----------
    Interest on loans and securities.................  $   97,909    $    7,211    $    4,191
    Interest on other borrowings.....................   1,982,259       958,804       745,810
                                                       ----------    ----------    ----------
    Net interest expense.............................  (1,884,350)     (951,593)     (741,619)
    Non-interest income
      Equity in net income of Metropolitan Savings
         Bank........................................   2,995,199     4,408,900     4,070,421
      Other operating income.........................       3,723        47,859        18,226
                                                       ----------    ----------    ----------
                                                        2,998,922     4,456,759     4,088,647
                                                       ----------    ----------    ----------
    Non-interest expense
      Amortization of intangibles....................       3,490         3,490         3,490
      State franchise taxes..........................      24,672         4,833         1,794
      Other operating expenses.......................     249,507       315,424       186,955
                                                       ----------    ----------    ----------
                                                          277,669       323,747       192,239
                                                       ----------    ----------    ----------
    Income before income taxes.......................     836,903     3,181,419     3,154,789
         Federal income tax benefit..................    (702,000)     (361,000)     (282,000)
                                                       ----------    ----------    ----------
    Net income.......................................  $1,538,903    $3,542,419    $3,436,789
                                                       ==========    ==========    ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

                              PARENT COMPANY ONLY
                            STATEMENTS OF CASH FLOWS

                                                            YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                       1996           1995           1994
                                                    -----------    -----------    -----------
    CASH FLOWS FROM OPERATING ACTIVITIES
         Net income...............................  $ 1,538,903    $ 3,542,419    $ 3,436,789
         Adjustments to reconcile net income to
           net cash provided by operating
           activities:
         Equity in net income of Metropolitan
           Savings Bank...........................   (2,995,199)    (4,408,900)    (4,070,421)
         Dividends received from Metropolitan
           Savings Bank...........................    1,400,000        850,000        375,000
         Amortization.............................        3,490          3,490          3,490
         Change in other assets and liabilities...      349,524       (908,474)      (154,990)
                                                    -----------    -----------    -----------
              Net cash from operating
                activities........................      296,718       (921,465)      (410,132)
                                                    -----------    -----------    -----------
    CASH FLOWS FROM INVESTING ACTIVITIES
         Proceeds from sales of securities........    7,428,600
         Purchase of securities available for
           sale...................................   (8,335,440)    (1,102,243)
         Capital contributions to subsidiary
           bank...................................   (7,300,000)    (4,520,000)
                                                    -----------    -----------    -----------
              Net cash from investing
                activities........................   (8,206,840)    (5,622,243)
                                                    -----------    -----------    -----------
    CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from borrowings.................                  19,000,000      1,368,388
         Repayment of borrowings..................                  (8,280,000)      (360,000)
         Proceeds from issuance of stock..........    3,300,000
                                                    -----------    -----------    -----------
         Net cash from financing activities.......    3,300,000     10,720,000      1,008,388
                                                    -----------    -----------    -----------
           Net change in cash and cash
              equivalents.........................   (4,610,122)     4,176,292        598,256
    Cash and cash equivalents at beginning of
      year........................................    4,790,234        613,942         15,686
                                                    -----------    -----------    -----------
    Cash and cash equivalents at end of year......  $   180,112    $ 4,790,234    $   613,942
                                                    ===========    ===========    ===========

NOTE 18 -- FEDERAL DEPOSIT INSURANCE PREMIUMS

     On September 30, 1996, the President signed into law the Omnibus Bill which required the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF and provide an opportunity to mitigate the premium disparity between SAIF and Bank Insurance Fund ("BIF") insured deposits. The assessment of 65.7 basis points on deposits as of March 31, 1995 resulted in the Bank paying $2,927,800.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 19 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           MARCH 31    JUNE 30    SEPTEMBER 30    DECEMBER 31
                                           --------    -------    ------------    -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
        1996
        Interest income..................  $12,184     $12,804      $ 14,008        $15,456
        Net interest income..............    4,551       4,988         5,389          6,408
        Provision for loan losses........      307         379           650            300
        Net income (loss)................      716         865        (1,129)         1,087
        Earnings (loss) per share........  $   .22     $   .27      $   (.35)       $   .34
        1995
        Interest income..................  $ 9,810     $10,557      $ 11,404        $11,356
        Net interest income..............    4,052       3,928         4,186          4,145
        Provision for loan losses........      240         239           240            240
        Net income.......................      632       1,047           716          1,147
        Earnings per share...............  $   .20     $   .33      $    .23        $   .37