Form 10-K405, Exhibit 13
period 1997-12-31
METROPOLITAN FINANCIAL CORP /OH/
filed 1998-03-30
CIK 1003233

                                                                      Exhibit 13


                          METROPOLITAN FINANCIAL CORP.
                                AND SUBSIDIARIES

                                 ANNUAL REPORT
                           DECEMBER 31, 1997 AND 1996

CONTENTS
--------------------------------------------------------------------------------

To Our Shareholders                                                            2
--------------------------------------------------------------------------------

Five Year Summary of Selected Data                                             5
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                    7
--------------------------------------------------------------------------------

Report of Management                                                          21
--------------------------------------------------------------------------------

Report of Independent Auditors                                                22
--------------------------------------------------------------------------------

Consolidated Financial Statements                                             23
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                                    28
--------------------------------------------------------------------------------

                               CORPORATE PROFILE

     Metropolitan Financial Corp. is a savings and loan holding company, and parent of Metropolitan Savings Bank of Cleveland (the "Bank"), an Ohio chartered stock savings association headquartered in Mayfield Heights, Ohio. The Bank currently operates fifteen retail sales offices located in Northeastern Ohio and four loan origination offices located in Ohio, Michigan, and Pennsylvania. The Bank's principal business is the origination and purchase of mortgage loans, primarily secured by multifamily residential properties, and origination of other loans. In addition to these activities, the Bank services a portfolio of $1.2 billion of mortgage loans for various investors and operates a trust services department to manage investment assets for individual and institutional clients. At December 31, 1997, the Corporation had assets of $925.0 million, deposits of $737.8 million, and shareholders' equity of $36.7 million.

TO OUR SHAREHOLDERS:

     The combination of continued low interest rates, a strong economy and an effective growth strategy made 1997 another exceptional year for Metropolitan Financial Corp. In this, our first full year as a publicly traded company, we achieved record earnings, notched double-digit increases in our asset base and total deposits, strengthened our asset quality and continued to improve our efficiency ratio. The result was a remarkable 182% 12-month increase in stock price for our shareholders.

     Metropolitan Financial Corp. is a savings and loan holding company and parent company to Metropolitan Savings Bank of Cleveland ("the Bank"). The Bank operates 15 retail sales offices concentrated in the eastern and southeastern suburbs of Cleveland. The Bank is the fifth largest savings and loan association headquartered in Ohio and the tenth largest financial institution in the state. Over the Bank's 40 years of business, we have established a strong expertise in multifamily apartment lending that distinguishes us from most thrifts. On this base, we have built a full-service community savings bank with a strong track record and excellent growth potential.

RECORD RESULTS

     For the year ended December 31, 1997, Metropolitan Financial Corp. reported net income of $5.8 million, or $0.82 per share, an increase of 67% over 1996 net income of $3.5 million, or $0.55 per share (excluding the one-time 1996 assessment to recapitalize the Savings Association Insurance Fund, or "SAIF"). Our return on average assets improved 18 basis points from 0.51% to 0.69%, and our return on average equity improved substantially from 12.98% to 17.58% (both excluding the 1996 SAIF assessment). Book value per share increased 21% from $4.29 to $5.20 per share.

     The profitability improvement was a result of continued emphasis on growing our portfolio of high-quality assets, increasing fee income, and controlling noninterest expenses.

     The Bank's asset base has been growing at an annual rate of better than 20% since 1992, and we maintained that pace last year. Total assets at December 31, 1997, reached $925 million, a 20% increase over the year-end 1996 level. The majority of the asset growth last year was funded by retail deposits, which increased 19% to $738 million.

     We added $392 million in new loans to our portfolio during 1997, primarily in our core market segments of multifamily apartment loans, commercial real estate loans, residential construction loans, commercial loans and one- to four-family residential mortgage loans. The Bank's net interest margin on its interest-earning assets improved to 3.48% from 3.34% in 1996, contributing to a 30% increase in net interest income.

     To meet our asset growth objectives, we supplement our portfolio of originated loans with multifamily apartment and commercial real estate loans purchased from lenders in other markets. This strategy enables us to take advantage of attractive opportunities in other regions of the country, while also serving to enhance the diversity of our portfolio. We substantiate the quality of purchased loans by acquiring primarily "seasoned" loans -- that is, loans with at least a three-year repayment history.

     As a result of extending our lending expertise beyond our home market, our loan portfolio is also unusually diverse geographically for a community bank. Management believes that a certain amount of geographic diversity is important to maintaining good asset quality.

     Our overall asset quality remains strong, a testament to our conservative lending policies and prudent underwriting, combined with the effects of a good economy. Nonperforming assets to total assets decreased from 0.70% at December 31, 1996, to 0.56% at December 31, 1997. Nonperforming loans as a percentage of total loans decreased from 0.80% to 0.44% over the period, while the allowance for loan losses to total loans increased from 0.64% to 0.79%. Our expanded business lines include increased emphasis on consumer credit, which historically has demonstrated higher delinquency and charge-off rates. Despite this expansion of our consumer credit business line, our net charge-offs increased to only 0.13% of average loans for the year ended December 31, 1997, compared with 0.04% for the previous year.

     Fee income is an increasingly important focus at Metropolitan. We added approximately 2,000 new checking accounts in 1997, which contributed to a 26.7% increase in retail bank fee income. At $0.7 million, recurring fee income represented 1.0% of 1997 operating revenue.

     A good part of our fee income comes from loan servicing. This segment continued to grow in 1997, increasing by 7.4%. In addition to servicing our own loan portfolio, we also retain servicing rights on fixed-rate, one- to four-family residential loans that we sell in the secondary market. In 1997, we retained servicing rights on $65 million of our own originations. As part of our loan servicing strategy, we also purchase mortgage servicing rights from other lenders. During 1997, we purchased servicing rights on $156 million in one- to four-family residential mortgages. At year end, we were providing servicing on $1.2 billion in mortgage loans on properties in 20 states.

1997 INITIATIVES

     The Bank initiated several actions during 1997 to strengthen our competitive position and enhance shareholder value.

- In October, Metropolitan's directors authorized a 2-for-1 split of the company's stock, effected through a 100% stock dividend on December 10th. The move increases the stock's liquidity and repositions the price to a range considered more attractive to small investors.

- During 1997, we implemented our new "Metro 24" telephone banking service. Customers can access their accounts, transfer funds, and obtain rate information 24 hours a day at no charge. In the first quarter of 1998, we will introduce an automated billpayer service. Also during the year, we invested $1 million in new hardware and software, which has dramatically upgraded our retail sales delivery system.

- To improve overall management of our various residential mortgage lending operations, we created a new mortgage banking division headed by Executive Vice President Patrick Bevack. The change unites under one manager our residential and construction lending, secondary market, and commercial and residential loan servicing businesses.

- During the third quarter, we took advantage of a new Federal National Mortgage Association (FNMA) program and converted $93 million of multifamily apartment whole loans into mortgage-backed securities guaranteed by FNMA. The securitization improved the credit-risk profile of the Bank's balance sheet, reduced the required level of risk-based capital, and added high-quality collateral that can be pledged to fund future loan growth.

A GROWTH STRATEGY

     As we move into 1998, we continue to pursue the niche growth strategy that has served us well to date.

     We believe our primary Northeast Ohio service area is a solid market that offers good growth potential. Our strategy has been to focus on faster-growing communities that we believe are under-served by the competition. We plan to open new retail sales offices in Stow and Twinsburg this year and in Auburn Township and Willoughby in 1999. With these additions, we will have the eastern and southeastern areas well covered, and we will be able to turn our attention to the other growth markets in Medina, Lorain and western Cuyahoga counties. Our loan production office in North Olmsted is helping pave the way for this expansion.

     The Bank is also positioned to add loan volume outside Northeast Ohio. We enjoy long-standing relationships with multifamily apartment and commercial property owners in more than 20 states. We also have loan origination offices in Detroit, Cincinnati, Columbus and Pittsburgh. These markets are similar in nature to Northeast Ohio, and the Bank can benefit from management's existing expertise in multifamily apartment and commercial real estate lending in those markets.

     In addition, the Bank expects to continue its strategy of purchasing seasoned multifamily apartment and commercial real estate loans through a network of brokers and relationships with other lenders.

     In 1995, we introduced business lending and trust services. In 1996, we began to make annuities and mutual funds available to our customers. Today our trust services division offers a broad line of investment management and fiduciary services, including investment management, estate planning, and IRAs. While the level of assets under management is modest, we have been pleased with the response to our efforts to cross-sell these services.

     Metropolitan is committed to growth. Unlike many banks and thrifts in our region, we are not overcapitalized (which means a bank is not making efficient use of its equity). We are comfortable maintaining the Bank's regulatory capital at the "adequately capitalized" level. We believe that our resources are best utilized to fund quality asset growth and in turn increase the Bank's earnings capacity. For this same reason, we do not anticipate paying dividends in the foreseeable future.

     The results we achieved in 1997 confirm our belief in the significant potential of Metropolitan Financial Corp. We enjoy an enviable market niche, and we have a talented team of banking professionals dedicated to creating value for our shareholders. On behalf of the directors, officers and staff of Metropolitan, we thank you, our shareholders and customers, for your support in 1997 and your continued support as we move ahead.

                                          Sincerely,

                                          /s/ Robert M. Kaye
                                          Robert M. Kaye
                                          Chairman of the Board and
                                          Chief Executive Officer

                                          /s/ David G. Lodge
                                          David G. Lodge
                                          President and Chief Operating Officer

February 20, 1998

                       FIVE YEAR SUMMARY OF SELECTED DATA

                                                        AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------
                                                  1997        1996        1995        1994        1993
                                                --------    --------    --------    --------    --------
                                                                 (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets..................................  $924,985    $769,076    $590,095    $479,384    $372,390
Loans receivable, net.........................   693,655     637,493     478,345     424,944     284,288
Loans held for sale...........................    14,230       8,973       1,504          84      10,391
Mortgage-backed securities....................   143,167      56,672      39,156      16,785      13,412
Securities....................................     6,446      13,173      22,806       7,641      10,168
Intangible assets.............................     2,987       3,239       3,188       3,409       3,631
Loan servicing rights.........................     9,224       8,051       9,130       4,825       2,295
Deposits......................................   737,782     622,105     503,742     436,198     332,549
Borrowings....................................   135,870     101,874      46,874      15,504      15,745
Shareholders' equity..........................    36,661      30,244      25,466      20,280      17,750

SELECTED OPERATIONS DATA:
Total interest income.........................  $ 69,346    $ 54,452    $ 43,435    $ 31,639    $ 24,448
Total interest expense........................    41,703      33,116      26,816      15,992      11,215
                                                --------    --------    --------    --------    --------
    Net interest income.......................    27,643      21,336      16,619      15,647      13,233
Provision for loan losses.....................     2,340       1,636         959         766         740
                                                --------    --------    --------    --------    --------
    Net interest income after provision for
      loan losses.............................    25,303      19,700      15,660      14,881      12,493
Loan servicing income, net....................     1,293       1,204       1,068         642         601
Net gain on sale of loans and securities......       580         336         833          86       1,712
Other noninterest income......................     2,268       2,233       2,323         873       1,067
Noninterest expense(1)........................   (20,149)    (20,839)    (14,187)    (11,058)     (8,274)
                                                --------    --------    --------    --------    --------
    Income before income taxes and cumulative
      effect of change in accounting method...     9,295       2,634       5,697       5,424       7,599
Income tax expense............................    (3,492)     (1,095)     (2,155)     (1,987)     (2,829)
Cumulative effect on prior years of change in
  accounting method...........................                                                      (300)
                                                --------    --------    --------    --------    --------
Net Income....................................  $  5,803    $  1,539    $  3,542    $  3,437    $  4,470
                                                ========    ========    ========    ========    ========

---------------

(1) Noninterest expense for 1996 includes a $2.9 million one-time assessment to recapitalize the SAIF.

                       FIVE YEAR SUMMARY OF SELECTED DATA

                                                       AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                            --------------------------------------------------------------
                                               1997          1996          1995         1994        1993
                                            ----------    ----------    ----------    --------    --------
PER SHARE DATA:(1)(6)
Basic and diluted net income per share....  $     0.82    $     0.24    $     0.57    $   0.55    $   0.72
Book value per share......................        5.20          4.29          4.08        3.25        2.84
Tangible book value per share.............        4.76          3.84          3.52        2.63        2.16

PERFORMANCE RATIOS:(6)
Return on average assets..................        0.69%         0.23%         0.65%       0.82%       1.34%
Return on average equity..................       17.58%         5.75%        16.19%      17.83%      29.30%
Interest rate spread......................        3.20%         3.07%         2.98%       3.71%       4.05%
Net interest margin(2)....................        3.48%         3.34%         3.24%       3.94%       4.26%
Average interest-earning assets to average
  interest-bearing liabilities............      105.30%       105.39%       105.13%     105.53%     105.62%
Noninterest expense to average assets.....        2.40%         3.08%         2.61%       2.64%       2.49%
Efficiency ratio(3).......................       62.75%        82.57%        68.28%      62.95%      49.42%

ASSET QUALITY RATIOS:(4)
Nonperforming loans to total loans........        0.44%         0.80%         0.68%       0.55%       1.08%
Nonperforming assets to total assets......        0.56%         0.70%         0.60%       0.51%       1.08%
Allowance for losses on loans to total
  loans...................................        0.79%         0.64%         0.57%       0.45%       0.43%
Net charge-offs to average loans..........        0.13%         0.04%         0.02%       0.03%       0.09%

CAPITAL RATIOS:
Shareholders' equity to total assets......        3.96%         3.93%         4.32%       4.23%       4.77%
Average shareholders' equity to average
  assets..................................        3.94%         3.96%         4.02%       4.60%       4.58%
Tier 1 capital to total assets(5).........        5.47%         5.58%         5.77%       5.34%       5.81%
Tier 1 capital to risk-weighted
  assets(5)...............................        7.75%         7.87%         8.20%       7.60%       8.33%

OTHER DATA:
Loans serviced for others (000's).........  $1,190,185    $1,102,514    $1,182,216    $739,425    $504,677
Number of full service offices............          15            14            13          11           9
Number of loan production offices.........           4             5             5           4           1

---------------

(1) Per share data has been calculated to reflect the 3,125,635-for-1 stock split which occurred in October 1996 and 2-for-1 stock split which occurred in December 1997.

(2) Represents the ratio of net interest income to average interest-earning assets.

(3) Equals noninterest expense less amortization of intangible assets divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(4) Ratios are calculated on end of period balances except net charge-offs to average loans.

(5) Ratios are for Metropolitan Savings Bank of Cleveland only.

(6) All per share data and performance ratios for 1996 include a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the SAIF.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The reported results of Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") primarily reflect the operations of Metropolitan Savings Bank of Cleveland (the "Bank"). Metropolitan's results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to Metropolitan's income is net interest income, the difference between the interest Metropolitan earns on interest-earning assets, such as loans and securities, and the interest Metropolitan pays on interest-bearing liabilities, such as deposits and borrowings. Metropolitan's operations are also affected by noninterest income, such as loan servicing fees, service charges on deposit accounts, gains or losses from sales of loans and securities and loan option income. Metropolitan's principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, and other general and administrative expenses.

     Average Balances and Yields. The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans are considered in average loan balances. The average balance of mortgage-backed securities and securities are presented at historical cost.

                                                                    YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------
                                             1997                            1996                            1995
                                 -----------------------------   -----------------------------   -----------------------------
                                 AVERAGE               AVERAGE   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                 BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                 --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                        (IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans receivable...............  $673,809   $61,230     9.09%    $574,502   $50,268     8.75%    $458,423   $39,963     8.72%
Mortgage-backed securities
  available for sale...........   101,160     6,947     6.87       43,734     2,890     6.61       39,342     2,493     6.34
Other..........................    18,923     1,169     6.18       20,417     1,294     6.34       14,610       979     6.70
                                 --------   -------              --------   -------              --------   -------
Total interest-earning
  assets.......................   793,892    69,346     8.73      638,653    54,452     8.53      512,375    43,435     8.48
                                            -------                         -------                         -------
Nonearning assets..............    44,727                          37,021                          31,881
                                 --------                        --------                        --------
Total assets...................  $838,619                        $675,674                        $544,256
                                 ========                        ========                        ========
INTEREST-BEARING LIABILITIES:
Deposits.......................  $636,777    34,120     5.36     $532,100    28,132     5.29     $439,286    23,522     5.35
Borrowings.....................   117,150     7,583     6.47       73,899     4,984     6.74       48,066     3,294     6.85
                                 --------   -------              --------   -------              --------   -------
Total interest-bearing
  liabilities..................   753,927    41,703     5.53      605,999    33,116     5.46      487,352    26,816     5.50
                                            -------     ----                -------     ----                -------     ----
Noninterest-bearing
  liabilities..................    51,674                          42,924                          35,032
Shareholders' equity...........    33,018                          26,751                          21,872
                                 --------                        --------                        --------
Total liabilities and
  shareholders' equity.........  $838,619                        $675,674                        $544,256
                                 ========                        ========                        ========
Net interest income and
  interest rate spread.........             $27,643     3.20%               $21,336     3.07%               $16,619     2.98%
                                            =======     ====                =======     ====                =======     ====
Net interest margin............                         3.48%                           3.34%                           3.24%
Average interest-earning assets
  to average interest-bearing
  liabilities..................    105.30%                         105.39%                         105.13%

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

                                                         YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------
                                             1997 VS. 1996                       1996 VS. 1995
                                          INCREASE (DECREASE)                 INCREASE (DECREASE)
                                   ---------------------------------   ---------------------------------
                                    TOTAL    CHANGE DUE   CHANGE DUE    TOTAL    CHANGE DUE   CHANGE DUE
                                   CHANGE    TO VOLUME     TO RATE     CHANGE    TO VOLUME     TO RATE
                                   -------   ----------   ----------   -------   ----------   ----------
                                                              (IN THOUSANDS)
INTEREST INCOME ON:
Loans receivable.................  $10,962    $ 8,962       $2,000     $10,305    $10,157       $  148
Mortgage-backed securities.......    4,057      3,940          117         397        287          110
Other............................     (125)       (93)         (32)        315        365          (50)
                                   -------    -------       ------     -------    -------       ------
Total interest income............   14,894    $12,809       $2,085      11,017    $10,809       $  208
                                   -------    =======       ======     -------    =======       ======
INTEREST EXPENSE ON:
Deposits.........................    5,988    $ 5,603       $  385       4,610    $ 4,903       $ (293)
Borrowings.......................    2,599      2,792         (193)      1,690      1,741          (51)
                                   -------    -------       ------     -------    -------       ------
Total interest expense...........    8,587    $ 8,395       $  192       6,300    $ 6,644       $ (344)
                                   -------    =======       ======     -------    =======       ======
Increase in net interest
  income.........................  $ 6,307                             $ 4,717
                                   =======                             =======

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

     Net Income. Net income for 1997 was $5.8 million, or $0.82 per common share, an increase of $4.3 million from 1996. Net income for 1996 was $1.5 million, or $0.24 per common share. The increase was primarily a result of the increase in net interest income and the $1.9 million after tax Savings Association Insurance Fund ("SAIF") assessment in 1996 which was not repeated in 1997. Excluding the one-time SAIF assessment, net income for 1996 was $3.5 million, or $0.54 per common share.

     Interest Income. Total interest income increased 27.4% to $69.3 million for 1997 as compared to $54.5 million for 1996. The increase was due to a 24.3% increase in average interest-earning assets between the years and a 187.2% increase in prepayment penalties to $1.1 million in 1997 from $0.4 million in 1996. Average earning assets increased as a result of Metropolitan's strategy of increasing assets as long as assets with acceptable portfolio characteristics are available. Prepayment penalties on multifamily and commercial real estate loans increased when payoffs increased in response to declining interest rates during the second half of 1997. The weighted average yield on interest-earning assets increased to 8.73% during 1997 as compared to 8.53% during 1996. The increase in prepayment penalties accounted for 9 basis points of the 20 basis point increase. The remainder was primarily due to the increase in the weighted average rate on loans receivable which went up due to increases in consumer and business loans relative to real estate loans.

     Interest Expense. Total interest expense increased 25.9% to $41.7 million for 1997 as compared to $33.1 million for 1996. Interest expense increased primarily because the average balance of interest-bearing liabilities increased 24.4%. The average balance of interest-bearing liabilities grew at this rate in order to fund the growth of interest-earning assets discussed above. Metropolitan's cost of funds increased to 5.53% in 1997 as compared to 5.46% in 1996 because the rates on new borrowings and new deposits were higher than the weighted average rate of interest-bearing liabilities for 1996.

     Net Interest Margin. Metropolitan's net interest margin rose 14 basis points to 3.48% for 1997 compared to 3.34% for 1996. While overall interest rates on loans and deposits declined during 1997, Metropolitan experienced increases in yields on interest-earning assets due to prepayment penalties and changes in asset mix and experienced increased liability costs due to an effort to lengthen liability maturities to reduce the risk of declining net interest income from rising rates. The increased yields in 1997 more than offset the increased cost of liabilities.

     Provision for Loan Losses. The provision for loan losses increased 43.1% to $2.3 million in 1997 as compared to $1.6 million in 1996. The increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans (including loans held for sale) increased 9.5% to $707.9 million at December 31, 1997 from $646.5 million at the same date a year earlier. The allowance for losses on loans at December 31, 1997 was $5.6 million, or 0.79% of total loans, as compared to $4.2 million, or 0.64% of total loans, at the same date in 1996. Management's estimate of the adequacy of the allowance for losses on loans is based upon an analysis of factors such as historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, and regulatory considerations.

     Noninterest Income. Total noninterest income increased 9.8% to $4.1 million in 1997 as compared to $3.8 million in 1996. Net loan servicing income increased 7.4% to $1.3 million in 1997 as compared to $1.2 million in 1996. The increase in net loan servicing fees was a result of Metropolitan's strategy of increasing non-credit based fee income. The portfolio of loans serviced for others increased to $1.2 billion at December 31, 1997 compared to $1.1 billion at the same date a year earlier as a result of securitization of $93.0 million of multifamily loans with the Federal National Mortgage Association ("FNMA") during the third quarter of 1997. Purchases of loan servicing rights and origination of loan servicing on one- to four-family mortgages during 1997 approximately offset payoffs and amortization of existing loans serviced. Metropolitan remains committed to this line of business and will only acquire the rights to service portfolios where the loan characteristics and pricing are consistent with management's long-term profitability objectives.

     Service charges on deposit accounts increased 26.7% to $716,000 in 1997 as compared to $565,000 in 1996. The primary reason for the increase was the overall growth in deposit accounts and greater fee income derived from various accounts due to increased business levels.

     Gain on sale of loans was $488,000 in 1997 as compared to $203,000 in 1996. This income was dependent upon the amount of loans sold, secondary market pricing, and the value allocated to mortgage servicing rights, and these variables were in turn directly affected by prevailing interest rates. As such, the primary reason for the increase in these gains was the sale of residential fixed rate loans into a favorable market during the year. The proceeds of loans sold were $65.5 million during 1997 as compared to $55.5 million in 1996.

     Gain on sale of securities was $92,000 in 1997 as compared to $134,000 in 1996. During 1997, Metropolitan sold securities with a principal balance outstanding of $16.6 million including FNMA preferred stock, a FNMA note, and U.S. Treasury Notes. In 1996, $3.6 million of mortgage-backed securities were sold at a gain of $134,000. Metropolitan does not actively purchase mortgage-backed securities for resale; however, the existing portfolio of mortgage-backed securities is monitored for opportunities to improve the yield, manage interest rate risk, and increase profits, and as a result, certain mortgage-backed securities have been sold.

     Loan option income was $320,000 in 1997 as compared to $696,000 in 1996. This income was dependent upon the amount of loans for which options were written and the price negotiated, both of which are affected by market conditions. During 1997, Metropolitan purchased $10.6 million of loans and sold nonrefundable options to purchase those same loans at a specified price within a specified time period, as compared to $16.7 million of loans purchased for options in 1996.

     Other income increased 26.7% to $1.2 million in 1997 as compared to $1.0 million in 1996. This increase was primarily due to increased fee income earned on investment services, rental income at retail sales office locations, and fee income from credit cards.

     Noninterest Expense. Total noninterest expense decreased 3.3% to $20.1 million in 1997 as compared to $20.8 million in 1996. Noninterest expense in 1996 included a $2.9 million one-time assessment to recapitalize the SAIF. Increases in other expense categories in 1997 as compared to 1996 related primarily to growth in assets, the increase in retail sales offices and personnel.

     Personnel related expenses increased $2.0 million in 1997, or 23.1%, from 1996. The increase was the result of increased staffing due to the growth of the Bank, the payment of incentives for loan and deposit production, the addition to staff for loan production, and the effects of merit increases. To the extent that the number of retail sales offices continues to grow and loan production increases, management anticipates increases in personnel costs will continue in the near future.

     Occupancy and equipment expense increased 23.5% to $3.0 million in 1997 as compared to $2.5 million in 1996. These increases were generally the result of additional full service retail offices, remodeling of certain other retail sales offices, and expanded space at the corporate headquarters. At the present time, two new retail sales offices are planned for 1998 and additional sites are under consideration for 1999.

     Federal deposit insurance expense decreased $3.6 million to $0.6 million for 1997 as compared to $4.2 million for 1996 primarily as a result of the one-time assessment to recapitalize the SAIF in 1996. The one-time SAIF assessment was $2.9 million and represented 65.7 basis points of deposits held as of March 31, 1995. The remaining decrease was attributable to a decline in insurance premiums paid made possible by the previously mentioned SAIF recapitalization.

     Data processing expense decreased 26.3% to $441,000 in 1997 from $599,000 in 1996. The primary reason for the decrease was a discount on processing fees from the Bank's primary data services provider in mid-1997. This discount on fees will extend until mid-1998 when fees will be returned to their normal range prior to the discount.

     Other operating expenses increased $0.4 million to $3.9 million for 1997 as compared to $3.5 million for 1996. The increase was primarily due to increased credit card servicing costs as a result of the increased size of the credit card portfolio, increased depreciation on newly acquired computer technology, and increased legal fees related to delinquent loans.

     Provision for Income Taxes. The provision for income taxes increased to $3.5 million in 1997 as compared to $1.1 million in 1996 due to the increase in income before taxes. The effective tax rate was 37.6% for 1997 and 41.6% for 1996. The effective tax rate in 1997 was significantly lower because expenses which are not deductible for tax purposes, such as amortization of intangibles, were less significant in relationship to pre-tax income compared to 1996 as a result of the unfavorable effect the one-time assessment to recapitalize the SAIF had on pre-tax income in 1996. This more than offset the fact that Metropolitan incurred significant state income tax and was subject to a higher federal tax rate in 1997.

     As a result of legislation enacted during 1996, savings associations like the Bank will no longer be able to calculate their deduction for bad debts using the percentage of taxable income method. Instead, savings associations will generally be required to compute their deduction based on specific charge-offs during the taxable year. While this change, effective for the tax year 1996, will affect the timing of payments, it will not affect the comparability of results among years.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     Net Income. Net income for 1996 was $3.5 million, or $0.54 per common share, excluding the one-time assessment mandated by legislation to recapitalize the SAIF. Net income including the SAIF assessment was $1.5 million, or $0.24 per common share as compared to $3.5 million, or $0.57 per common share for 1995. The decrease was primarily a result of the $1.9 million after tax, or $0.30 per common share, SAIF assessment.

     Interest Income. Total interest income increased 25.4% to $54.5 million for 1996 as compared to $43.4 million for 1995. This increase primarily resulted from a 24.6% increase in average interest-earning assets between the years. The average balance of loans increased $116.1 million, which was a result of Metropolitan's strategy of increasing assets when quality loans with acceptable portfolio characteristics are available. Metropolitan originated $263.4 million and purchased $126.9 million in loans in 1996, as compared to $161.9 million and $103.7 million, respectively, for 1995. The weighted average yield on interest-earning assets increased to 8.53% during 1996 as compared to 8.48% during 1995.

     Net Interest Margin. Metropolitan's net interest margin rose 10 basis points to 3.34% for 1996 as compared to 3.24% for 1995, as a result of a modest decline in interest rates paid for funds and an increase in the yield earned on assets. Rates paid on deposits and other borrowings decreased in response to lower market interest rates. The rate earned on interest-earning assets increased slightly due to the change in mix of interest-earning assets.

     Interest Expense. Total interest expense increased 23.5% to $33.1 million for 1996 as compared to $26.8 million for 1995. Interest expense increased due to a higher average balance of interest-bearing liabilities outstanding which was only partially offset by a lower cost of funds during 1996. The average balance of interest-bearing liabilities increased $118.6 million in 1996 compared to 1995 in order to fund the growth of interest-earning assets discussed above.

     Metropolitan's cost of funds decreased to 5.46% in 1996 as compared to 5.50% in 1995 generally due to the lower overall level of interest rates. Metropolitan's increased use of wholesale borrowings, whose cost was lower than the incremental cost of time deposits, permitted the overall cost of deposits to decline despite the significant growth experienced during 1996.

     Provision for Loan Losses. The provision for loan losses increased 70.5% to $1.6 million in 1996 as compared to $959,000 in 1995. The increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans (including loans held for sale) increased 34.0% to $650.9 million at December 31, 1996 from $482.6 million at the same date a year earlier. The allowance for losses on loans at December 31, 1996 was $4.2 million, or 0.64% of total loans, as compared to $2.8 million, or 0.57% of total loans, at the same date in 1995, while net charge-offs were only $225,000, or 0.04% of average loans during 1996. Management's estimate of the adequacy of the allowance for losses on loans is based upon an analysis of factors such as historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, and regulatory considerations.

     Noninterest Income. Total non-interest income decreased 10.7% to $3.8 million in 1996 as compared to $4.2 million in 1995. Net loan servicing income increased 12.7% to $1.2 million in 1996 as compared to $1.1 million in 1995. The increase in net loan servicing fees was a result of Metropolitan's strategy of increasing non-credit based fee income. Although the portfolio of loans serviced for others declined due to normal runoff to $1.1 billion at December 31, 1996 compared to $1.2 billion at the same date a year earlier, the average balance of loans serviced during the year was actually higher in 1996 as opposed to 1995. Metropolitan remains committed to this business and continues to evaluate new acquisitions. Metropolitan will only acquire the rights to service portfolios where the loan characteristics and pricing are consistent with management's long-term profitability objectives.

     Gain on sale of loans was $203,000 in 1996 as compared to $444,000 in 1995. This income was dependent upon the amount of loans sold, secondary market pricing, and the value allocated to mortgage servicing rights and these variables were in turn directly affected by prevailing interest rates. The proceeds of loans sold were $55.5 million during 1996 as compared to $59.8 million in 1995. The volume of loans sold was greater in 1995 compared to 1996 due to a greater market demand for fixed rate loans in 1995. These loans were sold in the secondary market in order to manage interest rate risk.

     Gain on sale of securities was $134,000 in 1996 as compared to $389,000 in 1995. During 1996, Metropolitan sold mortgage-backed securities available for sale with a principal balance outstanding of $3.6 million at a gain of $133,000. In 1995, $29.1 million of mortgage-backed securities were sold at a gain of $389,000. The decline in net gains was a result of the reduced volume of sales which was consistent with availability. Metropolitan does not actively purchase mortgage-backed securities for resale; however, the existing portfolio of mortgage-backed securities is monitored for opportunities to improve the yield, manage interest rate risk and increase profits, and as a result certain mortgage-backed securities have been sold.

     Loan option income was $696,000 in 1996 as compared to $559,000 in 1995. This income was dependent upon the amount of loans for which options were written and the price negotiated, both of which were affected by market conditions. During 1996, Metropolitan purchased $16.7 million of loans and sold nonrefundable options to purchase those same loans at a specified price within a specified time period, as compared to $16.2 million of loans purchased for options in 1995.

     Loan credit discount income decreased to $0 in 1996 from $640,000 in 1995. Since 1993, Metropolitan has purchased multifamily and commercial real estate loans, often at a discount due to Metropolitan's assessment of credit risk and the value of the underlying collateral. These collateral discounts are not recognized in income over the life of the loan. When the loans paid off, Metropolitan received the full contractual principal due, and any discount related to management's initial estimate of deficiency in collateral values was recognized as noninterest income. Metropolitan had no loan credit discount income in 1996 and does not expect this source of noninterest income to be recurring.

     Other income increased 41.6% to $1.0 million in 1996 as compared to $0.7 million in 1995. This increase was primarily due to an increase in automated teller machine ("ATM") fees due to increases in transactions fees and the number of ATM transactions, an increase in credit fees due to the increase in the credit card portfolio and increased credit card transactions, and an increase in miscellaneous fee income due to the increased size and number of retail sales offices.

     Noninterest Expense. Total non-interest expense increased 46.9% to $20.8 million in 1996 as compared to $14.2 million in 1995. Personnel related expenses increased $1.9 million, or 27.1% in 1996 as compared to 1995. The increase was attributable to two additional full service retail sales offices open in the 1996 period, the payment of incentives for loan and deposit production, the addition to staff of several loan production officers, the full effect of additions to staff in various departments late in 1995 and the effects of merit increases.

     Federal deposit insurance expense increased $3.1 million to $4.2 million for 1996 as compared to $1.1 million for 1995 primarily as a result of the one-time assessment to recapitalize the SAIF. The SAIF assessment was $2.9 million and represented 65.7 basis points of deposits held as of March 31, 1995. The remaining increase was attributable to an increase in insurance premiums paid and was a result of increased deposit levels.

     Other operating expenses increased $1.0 million to $3.5 million for 1996 as compared to $2.5 million for 1995, which represented a 42.4% increase in 1996 as compared to 1995. The increase was primarily due to increased credit card servicing costs as a result of the increased size of the credit card portfolio, increased business development expenses incurred to generate loan and deposit growth, an employee benefits consulting project aimed at making Metropolitan's salary and benefit structure competitive with that of its peers, and increases in other general and administrative expenses as a result of the increased number of full service retail offices.

     Provision for Income Taxes. The provision for income taxes decreased 49.2% to $1.1 million in 1996 as compared to $2.2 million in 1995 due to the decline in income before taxes. The effective tax rate was 41.6% for 1996 and 37.8% for 1995. The effective tax rate in 1996 was higher because expenses which are not deductible for tax purposes, such as amortization of intangibles, have increased in relationship to pre-tax income as a result of the unfavorable effect the one-time assessment to recapitalize the SAIF had on pre-tax income.

ASSET QUALITY

     Nonperforming Assets. Metropolitan's goal is to maintain the above average asset quality of its loan portfolio through conservative lending policies and prudent underwriting. Detailed reviews of the loan portfolio are undertaken regularly to identify potential problem loans or trends early and to provide for adequate estimates of potential losses. In performing these reviews, Metropolitan's management considers, among other things, current economic conditions, portfolio characteristics, delinquency trends, and historical loss experiences. Metropolitan normally considers loans to be nonperforming when payments are 90 days or more past due or when the loan review analysis indicates that repossession of the collateral may be necessary to satisfy the loan. In addition, Metropolitan considers loans to be impaired when, in management's opinion, it is probable that the borrower will be unable to meet the contractual terms of the loan. When loans are classified as nonperforming, an assessment is made as to the collectibility of the unpaid interest. Interest determined to be uncollectible is reversed from interest income and future interest income is recorded only if the loan principal and interest due is considered collectible and is less than the estimated fair value of the underlying collateral.

     The table below sets forth the amounts and categories of Metropolitan's nonperforming assets as of the dates indicated. At December 31, 1997, all loans classified by management as impaired were also classified as nonperforming.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
Nonaccrual loans.........................................  $2,763    $4,923    $3,103
Loans past due greater than 90 days, still accruing......     384       271       204
                                                           ------    ------    ------
Total nonperforming loans................................   3,147     5,194     3,307
Real estate owned........................................   2,037       177       258
                                                           ------    ------    ------
Total nonperforming assets...............................  $5,184    $5,371    $3,565
                                                           ======    ======    ======
Nonperforming loans to total loans.......................    0.44%     0.80%     0.69%
Nonperforming assets to total assets.....................    0.56%     0.70%     0.60%

     Real estate owned increased $1.9 million to $2.0 million at December 31, 1997 from a year earlier while total nonperforming assets declined $0.2 million over the same period. This reflects the progression of nonperforming loans at December 31, 1996 to real estate owned during 1997. Two properties accounted for the majority of this increase, a strip shopping center in the Philadelphia, Pennsylvania area valued at $1.0 million and a commercial condominium warehouse near Chicago, Illinois valued at $0.5 million. Metropolitan is actively marketing both properties through local real estate agents and no losses are expected.

     In addition to the nonperforming assets included in the table above, Metropolitan identifies potential problem loans which are still performing but have a weakness which causes Metropolitan to classify those loans as substandard for regulatory purposes. There was $4.9 million of loans in this category at December 31, 1997. The largest loan in that category was a $4.0 million participation in a $9.0 million loan secured by a water park in Southern California. The loan was 30 days past due at December 31, 1997 and the borrower is in the process of refinancing the loan and obtaining more working capital. If the borrower does not refinance this property with another lender, then the borrower's ability to repay the loan will be contingent on the operating success of the park during 1998, its first full year of operation.

     Allowance for Losses on Loans. The provision for loan losses and allowance for losses on loans is based on an analysis of individual loans, prior loss experience, growth in the loan portfolio, changes in the mix of the loan portfolio and other factors including current economic conditions. See Note 1 of Notes to Consolidated

Financial Statements. The following table sets forth an analysis of Metropolitan's allowance for losses on loans at the dates indicated.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD...........................  $4,175    $2,765    $1,911
CHARGE-OFFS:
One- to four-family......................................      32        22        23
Multifamily..............................................     494       119        --
Commercial real estate...................................      --        --        27
Construction and land....................................      --        --        --
Consumer.................................................     363        95        56
Business.................................................      10        --        --
                                                           ------    ------    ------
Total charge-offs........................................     899       236       106
                                                           ------    ------    ------
RECOVERIES:
One- to four-family......................................      --        --         1
Multifamily..............................................      --        --        --
Commercial real estate...................................      --        --        --
Construction and land....................................      --        --        --
Consumer.................................................       6        11        --
Business.................................................      --        --        --
                                                           ------    ------    ------
Total recoveries.........................................       6        11         1
                                                           ------    ------    ------
Net charge-offs..........................................     893       225       105
Provision for loan losses................................   2,340     1,635       959
                                                           ------    ------    ------
BALANCE AT END OF PERIOD.................................  $5,622    $4,175    $2,765
                                                           ======    ======    ======
Net charge-offs to average loans.........................    0.13%     0.04%     0.02%
Provision for loan losses to average loans...............    0.35%     0.28%     0.21%
Allowance for losses on loans to total non-performing
  loans at end of period.................................  108.47%    77.73%    83.61%
Allowance for losses on loans to total loans at end of
  period.................................................    0.79%     0.64%     0.57%

     The allowance for losses on loans as a percentage of total loans was 0.79% at December 31, 1997 as compared to 0.64% at December 31, 1996 and 0.57% at December 31, 1995. In each period, the provision for loan losses and allowance for losses on loans were based on an analysis of individual loans, prior and current loss experience, overall growth in the portfolio and current economic conditions. Charge-offs increased during 1997 to $0.9 million compared to $0.2 million in 1996 and $0.1 million in 1995. This increase was the result of overall growth in the loan portfolio, an expansion of consumer loan activity into higher risk loans and the fact that multifamily loans carry larger average balances than single-family loans so that a small number of multifamily loans charged off can result in a significant write-off in dollars. Based on this activity, Metropolitan increased the provision for losses on loans which resulted in an increase in the allowance for losses on loans of $1.4 million in both 1997 and 1996.

COMPARISON OF DECEMBER 31, 1997 AND DECEMBER 31, 1996 FINANCIAL CONDITION

     Total assets amounted to $925.0 million at December 31, 1997, as compared to $769.1 million at December 31, 1996, an increase of $155.9 million, or 20.3%. The increase in assets was funded primarily with deposit growth of $115.7 million, an increase in Federal Home Loan Bank of Cincinnati ("FHLB") advances and other borrowings of $34.0 million, and an increase in shareholders' equity of $6.4 million.

     Securities decreased by $6.8 million, or 51.1%, to $6.4 million. Securities available for sale are maintained by Metropolitan to meet the liquidity maintenance requirement of the subordinated notes maturing January 1, 2005 ("1995 Subordinated Notes") and as a way to enhance earnings by improving the return on idle cash, or taking advantage of changes in the level of interest rates to generate gains or maintain profitable yields. See "Liquidity and Capital Resources." During 1997, the Bank sold U.S. Treasury notes, FNMA preferred stock, and a FNMA note. Some of these proceeds were reinvested in mortgage-backed securities at a higher yield.

     Mortgage-backed securities increased $86.5 million to $143.2 million at December 31, 1997. The increase was primarily due to the securitization of $93.0 million of multifamily loans with FNMA in the third quarter, the purchase of $10.4 million of Federal Home Loan Mortgage Corporation ("FHLMC") securities, and the securitization of $5.4 million of originated one- to four-family mortgage loans, also with FHLMC.

     Loans held for sale increased $5.3 million to $14.2 million at December 31, 1997, primarily as a result of the increased balance of commercial real estate loans for which Metropolitan had pending sales. From time to time, Metropolitan sells multifamily or commercial real estate loans in order to reduce interest rate risk, maintain an appropriate balance of the different types of loans in the loan portfolio or to free up capital for other types of growth. When sales are planned, the loans involved are reclassified to held for sale. These pending sales were completed in January, 1998 for a gain.

     Loans receivable increased $56.2 million, or 8.8% to $693.7 million. This increase was consistent with Metropolitan's overall strategy of increasing assets while adhering to prudent underwriting standards and preserving its adequately capitalized status. The following increases by loan category were experienced: one- to four-family loans -- $31.9 million; commercial real estate loans -- $30.9 million; consumer loans -- $14.4 million; construction and land loans (net of loans in process) -- $29.6 million; and business loans -- $34.0 million. Multifamily loans decreased $82.1 million as a result of the multifamily loan securitization of $93.0 million discussed above.

     Premises and equipment increased $2.6 million, or 22.9%, to $13.9 million. This increase was primarily the result of a retail sales office opening in 1997 and the purchase of computer hardware and software used in the retail sales office network.

     Deposits totaled $737.8 million at December 31, 1997, an increase of $115.7 million, or 18.6%, over the balance at December 31, 1996. The increase resulted from management's marketing efforts, growth at new retail sales office, and paying competitive rates to increase certificate of deposit balances.

     Borrowings increased $34.0 million to $135.9 million at December 31, 1997, as compared to $101.9 million at December 31, 1996. Based on the lower cost of wholesale funds as compared to comparable maturity retail deposits and the increased availability of collateral after the multifamily loan securitization, management chose to fund a portion of the loan growth discussed above with wholesale funds. Reverse repurchase agreements were the predominant source of the increased borrowings.

     Shareholders' equity increased $6.4 million, or 21.2%, to $36.7 million, due largely to the retention of net income.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The term "liquidity" refers to Metropolitan's ability to generate adequate amounts of cash to meet its needs, for funding loan originations, loan purchases, deposit withdrawals, maturities of borrowings and operating expenses. Metropolitan's primary sources of internally generated funds are principal repayments and payoffs of loans, cash flows from operations and proceeds from sales of assets. External sources of funds include increases in deposits, borrowings and the public sale or private placement of debt or equity issues by the Corporation.

     In addition to debt or equity issues, the Corporation's primary source of funds is dividends from the Bank, which are subject to restrictions imposed by federal bank regulatory agencies. At December 31, 1997 the

Corporation had liquid assets of $2.1 million and had $2.5 million available to borrow on a line of credit of $4.0 million with the Huntington National Bank. Currently the Corporation's primary use of funds is for interest payments on its existing debt. The covenants associated with the 1995 Subordinated Notes require the Corporation to maintain liquid assets sufficient to pay six months interest, or approximately $675,000. Funds could also be used to fund additional capital contributions to the Bank, other operating expenses, purchase investment securities or the acquisition of other assets.

     Sources of funds for the Bank such as loan repayments and deposits flows are greatly influenced by prevailing interest rates, economic conditions and competition. Other sources of funds such as borrowings and maturities of securities are more reliable or predictable. The Bank currently has a $50 million Cash Management Line of Credit with the FHLB which is available to meet liquidity needs. There was no outstanding balance on that line as of December 31, 1997. Metropolitan regularly reviews cash flow needed to fund its operations and believes that the aforementioned resources are adequate for its foreseeable requirements.

     At December 31, 1997, $86.9 million, or 18.2%, of Metropolitan's certificates of deposits were in the form of accounts of $100,000 and over. If a large number of these certificates of deposits matured at approximately the same time and were not renewed, there could be an adverse effect on Metropolitan's liquidity. Metropolitan monitors maturities to attempt to minimize any potential adverse effect on liquidity.

     When evaluating sources of funds, Metropolitan considers the cost of various alternatives such as local retail deposits, FHLB advances and other wholesale borrowings. One option considered and utilized in the past has been the acceptance of out-of-state time deposits from individuals and entities, predominantly credit unions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. They are not accepted through brokers. At December 31, 1997, approximately $57.7 million of certificates of deposits, or 12.1% of Metropolitan's accounts, were held by these individuals and entities. If Metropolitan were unable to replace these deposits upon maturity, there could be an adverse effect on Metropolitan's liquidity. Metropolitan monitors maturities to attempt to minimize any potential adverse effect on liquidity.

     Historically, the Bank has been subject to a regulatory liquidity requirement. In November 1997 liquidity regulations were significantly changed. These new regulations require that the Bank maintain liquid assets equal to at least 4% of the liquidity base on a monthly basis. Liquid assets generally include all unpledged cash in banks, investment securities maturing within five years and securities issued by the Government National Mortgage Association ("GNMA"), FNMA, or FHLMC regardless of maturity. The liquidity base includes amounts due banks and deposits and borrowings maturing in less than one year. The Bank's liquidity ratio for December 1997 was 14.6%. This ratio is substantially above the minimum because the new regulations are less restrictive than the old regulations and because Metropolitan added significantly to its portfolio of mortgage-backed securities with the $93.0 million multifamily loan securitization during the third quarter of 1997.

     Capital. Total shareholders' equity of the Corporation at December 31, 1997 was $36.7 million, an increase of $6.4 million or 21.2% from equity of $30.2 million at December 31, 1996. The increase was due to net income of $5.8 million and an increase in unrealized gains on securities available for sale, net of tax, of $0.6 million. No dividends were paid in 1997, 1996 or 1995. Terms of the subordinated notes maturing December 31, 2001 ("1993 Subordinated Notes") prohibit the payment of dividends until those notes are paid off. The terms of the 1995 Subordinated Notes prohibit the payment of dividends unless total equity divided by total assets is greater than 7%. The Corporation raised $3.3 million in additional capital in 1996 through an initial public offering of common stock. Sources of future capital for the Corporation could include, but would not be limited to, earnings of the Corporation or additional offerings of equity securities.

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

     Under the tangible capital requirement, tangible capital (defined as core capital less all intangible assets, except a limited amount of qualifying purchased mortgage servicing rights ("PMSR") must be maintained in an amount equal to at least 1.5% of adjusted total assets. Adjusted total assets, for the purpose of the tangible capital ratio, include total assets less all intangible assets except qualifying PMSRs.

     The risk-based capital requirement is calculated based on the risk weight assigned to on-balance sheet assets and off-balance sheet commitments, which ranges from 0% to 100% of the book value of the asset and is based upon the risk inherent in the asset. The risk weights assigned by the OTS for principal categories of assets are (i) 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government; (ii) 20% for securities (other than equity securities) issued by U.S. Government sponsored agencies and mortgage-backed securities issued by, or fully guaranteed as to principal and interest by, FNMA or FHLMC except for those classes with residual characteristics or stripped mortgage-related securities;
(iii) 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more that 80% at origination unless insured to such ratio by an insurer approved by FNMA or FHLMC, certain qualifying multifamily first lien mortgage loans and residential construction loans; and (iv) 100% for all other loans and investments, including consumer loans, commercial loans, repossessed assets and loans more than 90 days delinquent. The risk-based requirement mandates total capital of 8.0% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital.

     The Bank's regulatory capital ratios at December 31, 1997 were in excess of the capital requirements specified by OTS regulations as shown by the following table:

                                      TANGIBLE CAPITAL        CORE CAPITAL        RISK-BASED CAPITAL
                                      -----------------      ---------------      -------------------
                                                          (DOLLARS IN THOUSANDS)
CAPITAL AMOUNT:
     Actual.......................    $49,901     5.43%      $50,215    5.47%      $54,343      8.39%
     Required.....................     13,777     1.50        36,738    4.00        51,836      8.00
                                      -------     ----       -------    ----       -------      ----
     Excess.......................    $36,124     3.93%      $13,477    1.47%      $ 2,507      0.39%
                                      =======     ====       =======    ====       =======      ====

The Bank's primary sources of capital are the earnings of the Bank and additional capital investments from the Corporation. The Corporation follows the strategy of contributing additional capital to the Bank as growth occurs to maintain risk based capital at "well capitalized" or "adequately capitalized" levels as defined by OTS regulations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Metropolitan, like other financial institutions, is subject to direct and indirect market risk. Direct market risk exists from changes in interest rates. To the extent that interest-bearing assets and interest-bearing liabilities mature at different intervals, changes in market interest rates can result in increases or decreases in net interest income. This is also known as interest rate risk. Indirect market risk exists to the extent that Metropolitan has a concentration of loans secured by similar assets and the market for those assets deteriorates. Metropolitan manages that risk of decline in the value of a class of collateral by maintaining diversity by type of collateral, geographic area, industry for corporate borrowers, and by size of loan. In addition, Metropolitan always gives consideration to the credit worthiness of the borrower in addition to depending on the value of the collateral when underwriting loans. Direct exposure to interest rate risk is more significant than indirect market risk and Metropolitan has created a system for monitoring this risk which includes periodic quantitative analysis.

     The Bank's Asset and Liability Committee, which includes representatives of senior management, monitors the level and relative mix of its interest-earning assets and interest-bearing liabilities. The Bank, like many financial institutions, currently has exposure to declines in net interest income from rising interest rates. The steps being taken by the Bank to reduce interest rate risk from rising interest rates include: (i) focusing on originating and purchasing adjustable rate assets for portfolio; (ii) the sale of fixed rate one- to four-family loans with servicing retained; (iii) focusing on shortening the term of fixed rate lending by increasing the percent of the fixed rate loan portfolio represented by consumer loans; (iv) increasing business lending which will generally result in loans with adjustable rates and shorter terms; (v) increasing the loan servicing portfolio; (vi) emphasizing transaction account deposit products which are less susceptible to repricing in a rising interest rate environment; (vii) maintaining competitive pricing on longer term certificates of deposit; and (viii) utilizing term advances and other borrowings rather than short-term funds.

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

     Presented below, as of December 31, 1997 and 1996, is an analysis of the Bank's interest rate risk measured by the NPV methodology. The table also contains the policy limits set by the Board of Directors of the Bank established with consideration of the dollar impact of various rate changes and the Bank's capital position.

                                                 DECEMBER 31, 1997        DECEMBER 31, 1996
                                               ----------------------   ----------------------
                                                           PERCENTAGE               PERCENTAGE
CHANGES IN INTEREST RATE      BOARD LIMIT      CHANGE IN   CHANGE IN    CHANGE IN   CHANGE IN
     (BASIS POINTS)        PERCENTAGE CHANGE      NPV         NPV          NPV         NPV
------------------------   -----------------   ---------   ----------   ---------   ----------
                                    (DOLLARS IN THOUSANDS)
          +400                    (65)%        $(27,474)      (36)%     $(26,596)      (44)%
          +300                    (45)          (20,131)      (27)       (19,790)      (33)
          +200                    (25)          (12,743)      (17)       (12,853)      (21)
          +100                    (15)           (5,829)       (8)        (6,302)      (10)
          -100                    (15)            5,631         7          6,294        10
          -200                    (25)           13,381        18         14,644        24
          -300                    (45)           25,415        33         26,402        44
          -400                    (65)           40,157        53         40,742        68

     As illustrated in the table, Metropolitan's NPV is unfavorably affected in the rising rate scenarios. This occurs principally because the interest paid on deposits would increase more rapidly than rates earned on assets because deposits generally have shorter periods to maturity. In addition, the fixed rate assets in the loan portfolio will only reprice as the loans are repaid and new loans at market rates are made. Furthermore, even for the adjustable rate assets, repricing may lag behind the rate change due to contractual time frames. At December 31, 1997 and 1996, the Bank was within the Board-established limits for various changes in interest rates, and the Bank's sensitivity to rising interest rates has decreased from 1996 to 1997. The modest improvement in interest rate sensitivity, from 1996 to 1997, was a result of: (i) slightly lower overall interest rates; (ii) a shortening of the average term of fixed rate assets; and (iii) a lengthening of the average term of time deposits and borrowings.

     The principal strategy used by Metropolitan to mitigate the risk of decline in net interest income from increases in interest rates has been to build a portfolio of adjustable rate interest-earning assets. At December 31, 1997, 63.4% of the total loan portfolio had adjustable rates. In order to remain competitive in the mortgage loan market and meet customer needs, Metropolitan also offers a variety of fixed rate products. Metropolitan has managed its investment in fixed rate loans in several ways in order to minimize interest rate risk. It has long been Metropolitan's policy to sell the majority of its fixed rate one- to four-family loan production in the secondary market. At December 31, 1997, Metropolitan had only 7.7% of its total loans comprised of fixed rate residential one- to four-family loans. Within the remaining fixed rate portfolio, Metropolitan has focused on short-term loan types. Fixed rate multifamily and commercial real estate loans comprised 14.7% of total loans at December 31,

1997, and had a weighted average contractual term to maturity of approximately five years. Fixed rate consumer loans, with a weighted average contractual term of maturity of approximately eight years, comprised 8.0% of total loans at December 31, 1997. These are contractual terms to maturity and, for various reasons, consumers often repay loans before their contractual maturity, thereby shortening the effective term to maturity.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, as a result of competition, the interest rates on certain assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of repayment on assets and early withdrawal levels from certificates of deposit would likely deviate from those scheduled. Finally, the NPV approach is a measure of how long term value changes with changes in interest rates and assumes no responses by management to changes in rates. Changes in interest rates may affect near-term net interest income to a greater or lesser extent than those changes affect NPV. Despite its limitations, management considers NPV the best method for monitoring interest rate risk since core repricing and maturity relationships are very clearly seen. The clarity of the risk relations is enhanced by the simplicity of the rate changes and the fact that all rates, short-term and long-term, change by the same degree.

YEAR 2000

     The year 2000 issue refers to computer programs being written using two digits rather than four to define an applicable year. Any of a company's hardware, date-driven automated equipment or computer programs that have a two-digit field to define the year may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure, disruption of operations, or inaccurate information or calculations. Similar to other companies, Metropolitan faces the challenge of ensuring that all computer-related functions will work properly in the year 2000 and beyond. As a result, Metropolitan has addressed this issue by forming a task force to plan for and implement any changes necessary to ensure year 2000 compliance. The task force has identified four major areas where it will concentrate its efforts: (i) the service bureau that services the majority of Metropolitan's customer accounts; (ii) the various software vendors whose software is used by Metropolitan; (iii) critical vendors Metropolitan uses that are dependent upon data processing; and (iv) major loan customers to ensure that their revenues will continue uninterrupted. A time line has been established and the task force and its subcommittees will progress through assessment planning, implementation and testing during 1998. Metropolitan believes the plans currently in place will be adequate to provide quality service to customers without interruption. In management's opinion, any related incremental costs will not have a material impact on the financial condition, operations, or cash flows of the Corporation.

RECENT ACCOUNTING DEVELOPMENTS

     In December 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 127, Deferral of the Effective Date of Certain Provisions of SFAS No. 125. This statement defers provisions of SFAS No. 125 related repurchase agreements, securities lending and other similar transactions for one year. Metropolitan adopted these provisions prospectively as of January 1, 1998. The adoption of this statement will not have a material impact on the financial position or results of operations of the Bank or the Corporation.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting certain changes in equity that are not included in net income but are a component of comprehensive income. The change in unrealized gains or losses on securities available for sale is an example of a component of comprehensive income that would be relevant to Metropolitan. This statement will be effective for Metropolitan beginning with interim financial statements in 1998. This statement will result in additional disclosures but will have no impact on the financial position or results of operations of the Corporation.

     In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement requires disclosure of financial and descriptive information about operating segments of a business in annual and interim financial reports to shareholders. This statement will be effective for the 1998 annual report but will not be required or included in 1998 interim financial reports. This statement may require additional disclosures but will not have any impact on the financial position or results of operations of the Bank or the Corporation.

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

     In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies. Metropolitan's ability to match the interest rate sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on its financial performance.

FORWARD LOOKING STATEMENTS

     Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to Metropolitan or its management are intended to identify such forward looking statements. Metropolitan's actual results, performance or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

                              REPORT OF MANAGEMENT

     The Management of Metropolitan Financial Corp. is responsible for the preparation, accuracy and fair presentation of the financial statements and related information presented in the Annual Report.

     The Corporation maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded. These controls include written policies and procedures which establish and maintain effective internal controls through proper delegation of authority and division of responsibility, proper recording of transactions and fair presentation of financial results in accordance with generally accepted accounting principles. These systems of controls are reviewed by our internal auditors who have free access to the Audit Committee.

     Management assessed the Corporation's internal control structure and believes that the system provides reasonable assurances that financial transactions are recorded properly, and that the Corporation is in compliance with federal and state laws and regulations as well as safety and soundness laws and regulations.

                                          /s/ Robert M. Kaye
                                          Robert M. Kaye
                                          Chairman and Chief Executive Officer
                                          Metropolitan Financial Corp.

                                          /s/ David G. Lodge
                                          David G. Lodge
                                          President and Chief Operating Officer
                                          Metropolitan Financial Corp.

                                          /s/ Judith Z. Adams

                                          Judith Z. Adam
                                          Senior Vice President and Chief
                                          Financial Officer
                                          Metropolitan Savings Bank of Cleveland

                                          February 20, 1998

                      Crowe, Chizek and Company LETTERHEAD

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Metropolitan Financial Corp.
Mayfield Heights, Ohio

     We have audited the accompanying consolidated statements of financial condition of Metropolitan Financial Corp. as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Financial Corp. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ Crowe, Chizek and Company LLP
                                          CROWE, CHIZEK AND COMPANY LLP

Cleveland, Ohio
February 20, 1998

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1997 AND 1996

                                                                  1997            1996
                                                              ------------    ------------
ASSETS
Cash and due from banks (Note 12)...........................  $ 14,152,785    $  7,777,868
Interest-bearing deposits in other banks....................     1,961,183       2,744,709
Securities purchased under resale agreements................     6,396,720       6,000,000
                                                              ------------    ------------
  Cash and cash equivalents.................................    22,510,688      16,522,577
Securities available for sale (Note 2)......................     1,705,879      13,173,458
Securities held to maturity (Note 2)........................     4,740,000
Mortgage-backed securities available for sale (Notes 2 and
  8)........................................................   143,166,654      56,672,294
Loans held for sale.........................................    14,230,130       8,972,946
Loans receivable, net (Notes 3 and 8).......................   693,654,608     637,492,935
Federal Home Loan Bank stock, at cost (Note 8)..............     5,349,700       3,988,600
Accrued interest receivable.................................     5,752,161       4,790,661
Premises and equipment, net (Note 4)........................    13,927,911      11,332,239
Real estate owned, net (Note 5).............................     2,037,465         177,300
Intangible assets...........................................     2,986,539       3,238,839
Loan servicing rights (Note 6)..............................     9,223,974       8,050,837
Prepaid expenses and other assets...........................     5,698,912       4,663,157
                                                              ------------    ------------
     Total assets...........................................  $924,984,621    $769,075,843
                                                              ============    ============
LIABILITIES
Noninterest-bearing deposits (Notes 6 and 7)................  $ 46,234,027    $ 30,850,882
Interest-bearing deposits (Note 7)..........................   691,547,834     591,253,635
Borrowings (Note 8).........................................   135,869,673     101,873,673
Accrued interest payable....................................     3,272,815       4,120,163
Other liabilities...........................................    11,399,016      10,733,121
                                                              ------------    ------------
  Total liabilities.........................................   888,323,365     738,831,474
                                                              ------------    ------------
Commitments (Notes 4 and 12)
SHAREHOLDERS' EQUITY (Note 13)
Common stock, no par value, 20,000,000 shares authorized,
  7,051,270 shares issued and outstanding
Additional paid-in capital..................................    11,101,383      11,101,383
Retained earnings...........................................    24,269,873      18,466,986
Unrealized gain on securities available for sale, net of
  tax.......................................................     1,290,000         676,000
                                                              ------------    ------------
  Total shareholders' equity................................    36,661,256      30,244,369
                                                              ------------    ------------
     Total liabilities and shareholders' equity.............  $924,984,621    $769,075,843
                                                              ============    ============

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                         1997           1996           1995
                                                      -----------    -----------    -----------
INTEREST INCOME
  Interest and fees on loans........................  $61,230,083    $50,267,618    $39,963,189
  Interest on mortgage-backed securities............    6,946,824      2,890,437      2,492,744
  Interest and dividends on other investments.......    1,169,208      1,293,828        979,566
                                                      -----------    -----------    -----------
     Total interest income..........................   69,346,115     54,451,883     43,435,499
                                                      -----------    -----------    -----------
INTEREST EXPENSE
  Interest on deposits..............................   34,120,452     28,131,837     23,521,751
  Interest on borrowings............................    7,582,855      4,984,212      3,294,520
                                                      -----------    -----------    -----------
     Total interest expense.........................   41,703,307     33,116,049     26,816,271
                                                      -----------    -----------    -----------
NET INTEREST INCOME.................................   27,642,808     21,335,834     16,619,228
Provision for loan losses (Note 3)..................    2,340,000      1,635,541        958,573
                                                      -----------    -----------    -----------
Net interest income after provision for loan
  losses............................................   25,302,808     19,700,293     15,660,655
                                                      -----------    -----------    -----------
NONINTEREST INCOME
  Loan servicing income, net........................    1,292,719      1,203,779      1,067,767
  Service charges on deposit accounts...............      715,657        564,654        426,175
  Net gain on sale of loans.........................      488,104        202,621        444,313
  Net gain on sale of securities....................       92,338        133,706        388,581
  Loan option income................................      320,464        695,798        559,256
  Loan credit discount income.......................                                    640,262
  Other operating income............................    1,231,524        972,057        697,361
                                                      -----------    -----------    -----------
     Total noninterest income.......................    4,140,806      3,772,615      4,223,715
                                                      -----------    -----------    -----------
NONINTEREST EXPENSE
  Salaries and related personnel costs..............   10,671,192      8,669,705      6,819,383
  Occupancy and equipment expense...................    3,044,220      2,464,926      2,134,862
  Federal deposit insurance premiums (Note 17)......      595,268      4,211,869      1,132,125
  Marketing expense.................................      685,954        694,898        542,838
  State franchise taxes.............................      542,577        461,127        306,518
  Data processing expense...........................      441,335        599,150        586,260
  Amortization of intangibles.......................      262,659        255,720        220,115
  Other operating expenses..........................    3,905,522      3,481,610      2,445,150
                                                      -----------    -----------    -----------
     Total noninterest expense......................   20,148,727     20,839,005     14,187,251
                                                      -----------    -----------    -----------
INCOME BEFORE INCOME TAXES..........................    9,294,887      2,633,903      5,697,119
Provision for income taxes (Note 9).................    3,492,000      1,095,000      2,154,700
                                                      -----------    -----------    -----------
NET INCOME..........................................  $ 5,802,887    $ 1,538,903    $ 3,542,419
                                                      ===========    ===========    ===========
Basic earnings per share (Note 1)...................  $      0.82    $      0.24    $      0.57
                                                      ===========    ===========    ===========
Diluted earnings per share (Note 1).................  $      0.82    $      0.24    $      0.57
                                                      ===========    ===========    ===========
Weighted average shares for basic earnings per
  share.............................................    7,051,270      6,384,604      6,251,270
Effect of dilutive stock options....................       11,726              0              0
                                                      -----------    -----------    -----------
Weighted average shares for diluted earnings per
  share.............................................    7,062,996      6,384,604      6,251,270
                                                      ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                             UNREALIZED
                                                                                GAIN/
                                                                              (LOSS) ON
                                                ADDITIONAL                   SECURITIES         TOTAL
                                       COMMON     PAID-IN      RETAINED       AVAILABLE     SHAREHOLDERS'
                                       STOCK      CAPITAL      EARNINGS       FOR SALE         EQUITY
                                       ------   -----------   -----------   -------------   -------------
Balance, January 1, 1995.............  $ 100    $ 7,801,283   $13,385,664    $ (907,070)     $20,279,977
Net income...........................                           3,542,419                      3,542,419
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                         1,644,019        1,644,019
                                       -----    -----------   -----------    ----------      -----------
Balance, December 31, 1995...........    100      7,801,283    16,928,083       736,949       25,466,415
Net income...........................                           1,538,903                      1,538,903
Issuance of 400,000 shares of common
  stock, net of costs................             3,300,000                                    3,300,000
Change in stated value of common
  stock..............................   (100)           100
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                           (60,949)         (60,949)
                                       -----    -----------   -----------    ----------      -----------
Balance, December 31, 1996...........      0     11,101,383    18,466,986       676,000       30,244,369
Net income...........................                           5,802,887                      5,802,887
Change in unrealized gain/(loss) on
  securities available for sale, net
  of tax.............................                                           614,000          614,000
                                       -----    -----------   -----------    ----------      -----------
Balance, December 31, 1997...........  $   0    $11,101,383   $24,269,873    $1,290,000      $36,661,256
                                       =====    ===========   ===========    ==========      ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                       1997            1996            1995
                                                   -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.....................................  $   5,802,887   $   1,538,903   $   3,542,419
  Adjustments to reconcile net income to net cash
     provided by operating activities
       Net amortization and depreciation.........      4,533,303       3,022,358       2,036,614
       Net gain on sale of securities............        (92,338)       (133,706)       (388,581)
       Provision for loan and REO losses.........      2,340,000       1,677,541         973,573
       Deferred tax provision....................     (1,131,325)       (183,303)         (9,326)
       Loans originated for sale.................    (36,731,553)    (35,235,545)    (45,327,774)
       Loans purchased for sale..................    (10,654,255)    (16,675,331)    (16,210,821)
       Proceeds from sale of loans...............     51,402,212      43,410,896      59,830,616
       Repayments on loans held for sale.........         39,180         809,737
       Net loss on sale of premises, equipment
          and real estate owned..................        104,608         113,428           3,307
       FHLB stock dividend.......................       (348,800)       (264,100)       (216,200)
       Changes in other assets...................       (865,930)     (2,980,967)     (2,618,437)
       Changes in other liabilities..............       (561,078)      1,051,576       6,588,239
                                                   -------------   -------------   -------------
          Net cash provided by (used in)
            operating activities.................     13,836,911      (3,848,513)      8,203,629
                                                   -------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Disbursement of loan proceeds..................   (288,659,170)   (218,376,200)   (117,432,139)
  Purchases of:
     Loans.......................................   (103,062,046)   (110,565,748)    (86,134,911)
     Mortgage-backed securities..................     (6,364,379)    (13,570,050)
     Securities available for sale...............     (5,101,096)    (13,336,840)    (23,464,948)
     Securities held to maturity.................     (4,740,000)
     Mortgage loan servicing rights..............     (2,055,908)       (732,262)     (5,329,415)
     FHLB stock..................................     (1,012,300)       (155,800)     (1,041,300)
     Premises and equipment......................     (3,713,528)     (4,506,250)     (4,869,739)
  Proceeds from maturities and repayments of:
     Loans.......................................    208,024,684     140,245,124      96,163,166
     Mortgage-backed securities..................     18,111,121       7,189,624       3,525,478
     Securities available for sale...............                      6,051,195       2,000,000
  Proceeds from sale of:
     Loans.......................................     14,088,337      12,106,490
     Mortgage-backed securities..................                      3,636,772      29,142,705
     Securities available for sale...............     16,582,643      16,690,055       7,000,000
     Premises, equipment and real estate owned...        551,043       1,250,813         102,678
  Additional investment in real estate owned.....        (88,481)
  Premium paid for credit card relationships.....        (10,359)       (306,146)
                                                   -------------   -------------   -------------
     Net cash used for investing activities......   (157,449,439)   (174,379,223)   (100,338,425)
                                                   -------------   -------------   -------------

                                  (Continued)

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                       1997            1996            1995
                                                   -------------   -------------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposit accounts.................  $ 115,604,639   $ 118,279,840   $  67,369,745
  Proceeds from borrowings.......................    115,219,000     101,500,000      60,000,000
  Repayment of borrowings........................    (76,223,000)    (53,000,000)    (22,480,000)
  Net activity on lines of credit................     (5,000,000)      6,500,000      (6,150,000)
  Proceeds from issuance of stock................                      3,300,000
                                                   -------------   -------------   -------------
     Net cash provided by financing activities...    149,600,639     176,579,840      98,739,745
                                                   -------------   -------------   -------------
Net change in cash and cash equivalents..........      5,988,111      (1,647,896)      6,604,949
Cash and cash equivalents at beginning of year...     16,522,577      18,170,473      11,565,524
                                                   -------------   -------------   -------------
Cash and cash equivalents at end of year.........  $  22,510,688   $  16,522,577   $  18,170,473
                                                   =============   =============   =============
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for:
     Interest....................................  $  42,550,655   $  33,546,947   $  23,979,013
     Income taxes................................      4,871,000       1,587,000       2,749,000
  Transfer from loans receivable to other real
     estate......................................      2,282,807       1,325,948         326,709
  Transfer from loans receivable to loans held
     for sale....................................      9,678,044
  Loans securitized..............................     98,324,696      14,458,129      53,795,086

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") is an Ohio corporation organized for operation as a savings and loan holding company. The accounting policies of the Corporation conform to generally accepted accounting principles and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

     CONSOLIDATION POLICY: The Corporation and its subsidiaries, MetroCapital Corporation and Metropolitan Savings Bank of Cleveland (the "Bank"), and its wholly-owned subsidiaries, Kimberly Construction Company, Incorporated, and Metropolitan Savings Service Corporation and its wholly-owned subsidiary Metropolitan Securities Corporation are included in the accompanying consolidated financial statements. All significant intercompany balances have been eliminated.

     INDUSTRY SEGMENT INFORMATION: Metropolitan Financial Corp. is a savings and loan holding company engaged in the business of originating and purchasing multifamily and nonresidential real estate loans primarily in Ohio, New Jersey, Michigan, California, Kentucky and Pennsylvania and one-to-four family residential real estate loans primarily in Northeast Ohio. The majority of the Corporation's income is derived from commercial and retail lending activities.

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

     FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

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

     SECURITIES: The Corporation classifies debt and mortgage-backed securities as held to maturity or available for sale. The Corporation classifies marketable equity securities as available for sale.

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

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. Gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

     LOANS: All loans are held for investment unless specifically designated as held for sale. When the Bank originates or purchases loans, it makes a determination whether or not to classify loans as held for sale. The Bank re-evaluates its intention to hold or sell loans at each balance sheet date based on the current environment and, if appropriate, reclassifies loans as held for sale. Sales of loans are dependent upon various factors including interest rate movements, deposit flows, the availability and attractiveness of other sources of funds, loan demand by borrowers, and liquidity and capital requirements.

     Loans held for investment are stated at the principal amount outstanding adjusted for amortization of premiums and accretion of discounts using the interest method. At December 31, 1997 and 1996, management had the intent and the Bank had the ability to hold all loans being held for investment for the foreseeable future.

     Loans held for sale are recorded at the lower of cost or market. When the Bank purchases real estate loans and simultaneously writes an option giving the holder the right to purchase those loans, those loans are designated as held for sale. Gains and losses on the sale of loans are determined by the identified loan method and are reflected in operations at the time of the settlement of the sale.

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

     Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for losses on loans to such loans. If these allocations require an increase in the allowance for losses on loans, such increase is reported as a provision for loan losses. Management excludes all consumer loans and residential single family loans with balances less than $200,000 from its review for impairment. All impaired loans are placed on nonaccrual status.

     REAL ESTATE OWNED: Real estate owned is comprised of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are recorded at fair value, less estimated selling costs. Any reduction from carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair value is reflected in a valuation allowance account through a charge to income. Expenses to carry real estate owned are charged to operations as incurred.

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

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     Long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value based on discounted cash flows.

     INTANGIBLE ASSETS: Intangible assets resulting from the acquisition of the Bank are being amortized to expense on a straight-line basis over a period of 25 years beginning in July 1987. This amount is a reduction from the Bank's shareholders' equity in calculating tangible capital for regulatory purposes.

     LOAN SERVICING RIGHTS: Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 122 "Accounting for Mortgage Servicing Rights." This statement requires lenders who sell or securitize originated loans and retain servicing rights to recognize as separate assets the rights to service mortgage loans for others. Effective January 1, 1997, SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" superseded SFAS No. 122 and was adopted by the Corporation. SFAS No. 125 provided new guidance on the determination of the value of mortgage servicing rights and when to recognize the sale of loans without changing the concept of assigning value to mortgage servicing rights when a loan is sold or securitized and the servicing is retained. Both statements were adopted prospectively.

     Purchased mortgage servicing rights are initially valued at cost. When loans are sold or securitized and servicing rights are retained, those rights are valued by allocating the book value of the loans between the loans or securities and the servicing rights based on the relative fair value of each. Servicing rights that have been capitalized are amortized in proportion to and over the period of estimated servicing income. Servicing rights are assessed for impairment periodically by estimating the future net servicing income of the portfolio based on management's estimate of remaining loan lives. For purposes of measuring impairment, management stratifies loans by loan type, interest rate, and investor.

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

     INCOME TAXES: The Corporation and its subsidiaries are included in the consolidated federal income tax return of the Corporation. Income taxes are provided on a consolidated basis and allocated to each entity based on its proportionate share of consolidated income. Deferred income taxes are provided on items of income or expense that are recognized for financial reporting purposes in periods different than when those items are recognized for income tax purposes. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     STOCK OPTIONS: As of January 1, 1996, Metropolitan adopted SFAS No. 123, "Accounting for Stock-based Compensation," which encourages a fair-value based accounting method for stock based compensation arrangements. Metropolitan has elected to disclose pro forma net income and earnings per share amounts as

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

permitted by this statement. For the periods presented, no expense has been recognized as the market price of the common shares exceeds the price on the grant date.

     TRUST DEPARTMENT ASSETS AND INCOME: Property held by the Corporation in a fiduciary or other capacity for its trust customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation.

     EARNINGS PER SHARE: The accounting standard for computing earnings per share was revised for 1997, and all earnings per share data previously reported have been restated to follow the new standard.

     Basic and diluted earnings per share are computed based on weighted average shares outstanding during the period. Basic earnings per share has been computed by dividing net income by the weighted average shares outstanding. Diluted earnings per share has been computed by dividing net income by the diluted weighted average shares outstanding. Diluted weighted average shares were calculated assuming the exercise of stock options less the treasury shares assumed to be purchased from the proceeds using the average market price of the Corporation's stock. All per share information has been retroactively adjusted to reflect the effect of the stock dividends and stock splits.

     FINANCIAL STATEMENT PRESENTATION: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1997 presentation.

NOTE 2 -- SECURITIES

     The amortized cost, gross unrealized gains and losses, and fair values of investment securities at December 31, 1997 and 1996 are as follows:

                                                           1997
                                 --------------------------------------------------------
                                                   GROSS         GROSS
                                  AMORTIZED      UNREALIZED    UNREALIZED        FAIR
                                     COST          GAINS         LOSSES         VALUE
                                 ------------    ----------    ----------    ------------
AVAILABLE FOR SALE
  Mutual funds.................  $  1,705,879                                $  1,705,879
  Mortgage-backed securities...   141,148,819    $2,077,015     $(59,180)     143,166,654
                                 ------------    ----------     --------     ------------
                                  142,854,698     2,077,015      (59,180)     144,872,533
HELD TO MATURITY
  Tax-exempt municipal bond....     4,740,000                                   4,740,000
                                 ------------    ----------     --------     ------------
                                 $147,594,698    $2,077,015     $(59,180)    $149,612,533
                                 ============    ==========     ========     ============

                                                           1996
                                 --------------------------------------------------------
                                                   GROSS         GROSS
                                  AMORTIZED      UNREALIZED    UNREALIZED        FAIR
                                     COST          GAINS         LOSSES         VALUE
                                 ------------    ----------    ----------    ------------
AVAILABLE FOR SALE
  U.S. Treasury securities.....  $  6,093,443    $   40,176     $(69,244)    $  6,064,375
  Mutual funds.................     2,009,083                                   2,009,083
  FNMA preferred stock.........     5,000,000       100,000                     5,100,000
                                 ------------    ----------     --------     ------------
     Total investment
       securities..............    13,102,526       140,176      (69,244)      13,173,458
  Mortgage-backed securities...    55,719,015       954,642       (1,363)      56,672,294
                                 ------------    ----------     --------     ------------
                                 $ 68,821,541    $1,094,818     $(70,607)    $ 69,845,752
                                 ============    ==========     ========     ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     The amortized cost and fair value of debt securities at December 31, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           AMORTIZED          FAIR
                                                              COST           VALUE
                                                          ------------    ------------
Securities held to maturity due after ten years.........  $  4,740,000    $  4,740,000
Mortgage-backed securities available for sale...........   141,148,819     143,166,654
                                                          ------------    ------------
  Total debt securities.................................  $145,888,819    $147,906,654
                                                          ============    ============

     Proceeds from the sale of mortgage-backed securities available for sale were $3,636,772 in 1996 and $29,142,705 in 1995. Proceeds from the sale of securities available for sale were $16,582,643 in 1997, $16,690,055 in 1996, and $7,000,000 in 1995. Gross gains realized on those sales were $102,955 in 1997, $133,706 in 1996 and $475,587 in 1995. Gross losses of $10,617 and $87,006 were realized in 1997 and 1995, respectively.

     Certain securities with a carrying value of $76,606,671 and a market value of $77,760,890 at December 31, 1997, were pledged to secure reverse repurchase agreements. Other securities with carrying values of $107,047 and $2,196,169 and market values of $114,166 and $2,214,834 were pledged to the State of Ohio to enable Metropolitan to engage in trust activities and the Federal Reserve Bank to enable Metropolitan to receive treasury, tax and loan payments, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 3 -- LOANS RECEIVABLE

     The composition of the loan portfolio at December 31, 1997 and 1996 is as follows:

                                                               1997
                                           --------------------------------------------
                                            ORIGINATED      PURCHASED         TOTAL
                                           ------------    ------------    ------------
Real estate loans
  Construction loans
     Residential single family...........  $ 67,985,876                    $ 67,985,876
     Commercial..........................    19,200,000                      19,200,000
     Land................................    29,076,961                      29,076,961
     Loans in process....................   (46,833,171)                    (46,833,171)
                                           ------------                    ------------
       Construction loans, net...........    69,429,666                      69,429,666
  Permanent loans
     Residential single family...........   127,227,343    $ 19,458,082     146,685,425
     Multifamily.........................    89,689,810     104,759,993     194,449,803
     Commercial..........................    51,605,536     114,987,215     166,592,751
     Other...............................       565,795                         565,795
                                           ------------    ------------    ------------
       Total real estate loans...........   338,518,150     239,205,290     577,723,440
Consumer loans...........................    45,758,041      22,832,076      68,590,117
Business loans and other loans...........    57,496,142                      57,496,142
                                           ------------    ------------    ------------
  Total loans............................  $441,772,333    $262,037,366     703,809,699
                                           ============    ============
Discount on loans, net...................                                      (425,466)
Deferred loan fees, net..................                                    (4,107,746)
Allowance for losses on loans............                                    (5,621,879)
                                                                           ------------
                                                                           $693,654,608
                                                                           ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

                                                               1996
                                           --------------------------------------------
                                            ORIGINATED      PURCHASED         TOTAL
                                           ------------    ------------    ------------
Real estate loans
  Construction loans
     Residential single family...........  $ 47,999,248                    $ 47,999,248
     Commercial..........................     9,825,000                       9,825,000
     Land................................    13,735,638                      13,735,638
     Loans in process....................   (31,758,069)                    (31,758,069)
                                           ------------                    ------------
       Construction loans, net...........    39,801,817                      39,801,817
  Permanent loans
     Residential single family...........    91,358,204    $ 23,399,646     114,757,850
     Multifamily.........................   165,202,852     111,341,902     276,544,754
     Commercial..........................    43,006,141      92,629,301     135,635,442
     Other...............................       137,538                         137,538
                                           ------------    ------------    ------------
       Total real estate loans...........   339,506,552     227,370,849     566,877,401
Consumer loans...........................    38,601,020      15,577,578      54,178,598
Business loans and other loans...........    23,507,560                      23,507,560
                                           ------------    ------------    ------------
  Total loans............................  $401,615,132    $242,948,427     644,563,559
                                           ============    ============
Discount on loans, net...................                                      (559,593)
Deferred loan fees, net..................                                    (2,336,016)
Allowance for losses on loans............                                    (4,175,015)
                                                                           ------------
                                                                           $637,492,935
                                                                           ============

     Loans with adjustable rates, included above, totaled $485,259,000 and $465,306,000 at December 31, 1997 and 1996, respectively.

     Metropolitan's real estate loans are secured by property in the following states:

                                               1997      1996
                                               ----      ----
Ohio.........................................   60%       62%
California...................................   11         8
Michigan.....................................    5         7
Pennsylvania.................................    5         6
Other........................................   19        17
                                               ---       ---
                                               100%      100%
                                               ===       ===

     Activity in the allowance for losses on loans is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1997          1996          1995
                                                 ----------    ----------    ----------
Balance at beginning of year...................  $4,175,015    $2,764,664    $1,910,714
Provision for loan losses......................   2,340,000     1,635,541       958,573
Net charge-offs................................    (893,136)     (225,190)     (104,623)
                                                 ----------    ----------    ----------
Balance at end of year.........................  $5,621,879    $4,175,015    $2,764,664
                                                 ==========    ==========    ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     Management analyzes loans on an individual basis and considers a loan to be impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract based on current information and events. Loans which are past due two payments or less and that management feels are probable of being paid current within 90 days are not considered to be impaired loans.

     Information regarding impaired loans is as follows at December 31:

                                                                1997         1996
                                                              --------    ----------
Balance of impaired loans...................................  $516,498    $3,495,006
Less portion for which no allowance for losses on loans is
  allocated.................................................   516,498     2,773,777
                                                              --------    ----------
Portion of impaired loan balance for which an allowance for
  losses on loans is allocated..............................  $      0    $  721,229
                                                              ========    ==========
Portion of allowance for losses on loans allocated to the
  impaired loan balance.....................................  $      0    $  241,269
                                                              ========    ==========

     Information regarding impaired loans is as follows for the year ended December 31:

                                                                1997         1996
                                                              --------    ----------
Average investment in impaired loans during the year........  $944,283    $4,220,286
                                                              ========    ==========
Interest income recognized during impairment................  $ 16,691    $   48,146
                                                              ========    ==========
Interest income recognized on cash basis during the year....  $ 16,691    $   48,146
                                                              ========    ==========

     The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with Metropolitan's and the Bank's directors, officers, significant shareholders and associates on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and that do not involve more than the normal risk of collectibility or present other unfavorable terms. Loans to such related parties totaled $1,296,000 and $1,372,000 at December 31, 1997 and 1996, respectively.

NOTE 4 -- PREMISES AND EQUIPMENT

     Premises and equipment consists of the following:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
Land......................................................  $ 2,752,946    $ 2,969,274
Office buildings..........................................    5,334,323      3,684,536
Leasehold improvements....................................    2,783,785      2,329,573
Furniture, fixtures and equipment.........................    6,389,966      4,899,961
Construction in progress..................................      458,515        678,209
                                                            -----------    -----------
  Total...................................................   17,719,535     14,561,553
Accumulated depreciation..................................    3,791,624      3,229,314
                                                            -----------    -----------
                                                            $13,927,911    $11,332,239
                                                            ===========    ===========

     Depreciation expense was $978,193, $683,718, and $519,533 for the years ended December 31, 1997, 1996 and 1995, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     The Bank leases certain of its branches and corporate headquarters space under lease agreements whose lease terms are renewable periodically. Rent expense for the years ended December 31, 1997, 1996 and 1995 was $923,395, $874,164, and $839,849, respectively.

     The future minimum annual rental commitments as of December 31, 1997 for all noncancelable leases are as follows:

1998.............................................  $  960,133
1999.............................................     917,775
2000.............................................     914,973
2001.............................................     172,702
2002.............................................     118,424
Thereafter.......................................     344,161
                                                   ----------
                                                   $3,428,168
                                                   ==========

NOTE 5 -- REAL ESTATE OWNED

     Activity in the allowance for loss on real estate owned is as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                       ------------------------------
                                                        1997       1996        1995
                                                       -------    -------    --------
Balance at beginning of year.........................  $57,000    $15,000    $      0
Provision for loss...................................        0     42,000      15,000
Charge-offs..........................................  (57,000)         0           0
                                                       -------    -------    --------
Balance at end of year...............................  $     0    $57,000    $ 15,000
                                                       =======    =======    ========

NOTE 6 -- LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                                 DECEMBER 31,
                                                       --------------------------------
                                                            1997              1996
                                                       --------------    --------------
Mortgage loan portfolios serviced for
  FHLMC..............................................  $  656,816,894    $  713,289,564
  FNMA...............................................     507,345,160       353,863,253
  Other..............................................      26,023,287        35,361,907
                                                       --------------    --------------
                                                       $1,190,185,341    $1,102,514,724
                                                       ==============    ==============

     Custodial balances maintained in noninterest-bearing deposit accounts with the Bank in connection with the foregoing loan servicing were approximately $18,894,000 and $12,895,000 at December 31, 1997 and 1996, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     Following is an analysis of the changes in loan servicing rights acquired for the year ended December 31:

                                                               1997           1996
                                                            -----------    -----------
Balance at beginning of year..............................  $ 7,286,403    $ 8,587,831
Additions.................................................    2,055,908        732,262
Amortization..............................................   (1,682,793)    (2,033,690)
                                                            -----------    -----------
Balance at end of year....................................  $ 7,659,518    $ 7,286,403
                                                            ===========    ===========

Following is an analysis of the changes in loan servicing rights originated for the year ended December 31:

                                                                 1997         1996
                                                              ----------    ---------
Balance at beginning of year................................  $  764,434    $ 541,727
Additions...................................................   1,157,451      333,507
Amortization................................................    (357,429)    (110,800)
                                                              ----------    ---------
Balance at end of year......................................  $1,564,456    $ 764,434
                                                              ==========    =========

     The Corporation did not have a valuation allowance associated with loan servicing rights at any time during the years ended December 31, 1997, 1996, and 1995.

NOTE 7 -- DEPOSITS

     Deposits consist of the following:

                                                          DECEMBER 31,
                                       --------------------------------------------------
                                                1997                       1996
                                       -----------------------    -----------------------
                                          AMOUNT       PERCENT       AMOUNT       PERCENT
                                       ------------    -------    ------------    -------
Noninterest-bearing deposits.........  $ 46,234,027        6%     $ 30,850,882        5%
                                       ============               ============
Interest-bearing checking accounts --
  2.08% to 3.20%.....................  $ 43,080,404        6      $ 39,363,322        6
Passbook savings and statement
  savings -- 2.72% to 5.46%..........   170,442,615       23       176,430,162       29
Certificates of deposit..............   478,024,815       65       375,460,151       60
                                       ------------      ---      ------------      ---
     Total interest-bearing
       deposits......................  $691,547,834       94      $591,253,635       95
                                       ============      ---      ============      ---
                                       $737,781,861      100%     $622,104,517      100%
                                       ============      ===      ============      ===

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     At December 31, 1997, scheduled maturities of certificates of deposit are as follows:

                 YEAR                                   WEIGHTED AVERAGE
                ENDED                      AMOUNT        INTEREST RATE
                -----                   ------------    ----------------
1998..................................  $334,571,633          5.82%
1999..................................   115,282,966          6.16%
2000..................................    22,906,179          6.93%
2001..................................     3,185,158          5.91%
2002..................................     1,783,722          6.05%
Thereafter............................       295,157          6.95%
                                        ------------
                                        $478,024,815          5.96%
                                        ============

     The aggregate amount of certificates of deposit with balances of $100,000 or more was approximately $86,884,000 and $58,516,000 at December 31, 1997 and 1996, respectively. The Bank also accepts out-of-state time deposits from individuals and entities, predominantly credit unions. At December 31, 1997, approximately $57.7 million of time deposits, or 12.1% of Metropolitan's time deposits, were held by these entities. At December 31, 1996, approximately $61.5 million of time deposits, or 9.9% of Metropolitan's time deposits, were held by these entities.

     Related party deposits totaled $1,116,000 and $2,164,000 at December 31, 1997 and 1996, respectively.

NOTE 8 -- BORROWINGS

     Borrowings consisted of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1997            1996
                                                          ------------    ------------
Federal Home Loan Bank advances (5.7% and 5.5% at
  December 31, 1997 and 1996, respectively).............  $ 41,000,000    $ 59,500,000
Reverse repurchase agreements (5.7% and 5.6% at December
  31, 1997 and 1996, respectively)......................    74,496,000      23,500,000
Commercial bank line of credit (8.5% at December 31,
  1997 -- variable rate)................................     1,500,000
Subordinated debt maturing December 31, 2001 (10% fixed
  rate).................................................     4,873,673       4,873,673
Subordinated debt maturing January 1, 2005 (9.625% fixed
  rate).................................................    14,000,000      14,000,000
                                                          ------------    ------------
                                                          $135,869,673    $101,873,673
                                                          ============    ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     At December 31, 1997, scheduled payments on borrowings are as follows:

                 YEAR                                   WEIGHTED AVERAGE
                ENDED                      AMOUNT        INTEREST RATE
                -----                   ------------    ----------------
1998..................................  $ 42,417,556          5.64%
1999..................................    23,367,566          5.70%
2000..................................       402,764          9.25%
2001..................................     8,431,787          8.85%
2002..................................   47,250, 000          5.77%
Thereafter............................    14,000,000         10.48%
                                        ------------
                                        $135,869,673          6.40%
                                        ============

     Federal Home Loan Bank advances are collateralized by FHLB stock and one-to-four family first mortgage loans with an aggregate carrying value of approximately $147,000,000 and $89,250,000 at December 31, 1997 and 1996,
respectively. In addition, Metropolitan also has a $50,000,000 cash management line with the Federal Home Loan Bank which at December 31, 1997 was unused.

     The Corporation has a commercial line of credit agreement with the Huntington National Bank. The maximum borrowing under the line is $4,000,000. The line has a revolving term until May, 1998, at which time any then outstanding balance converts to a term loan with quarterly principal payments based on a 60-month amortization with a balloon payment due at maturity in May, 2001. As collateral for the loan, the largest shareholder, Robert Kaye, has agreed to pledge a portion of his common shares in an amount at least equal to 200% of any outstanding balance. At December 31, 1997, the outstanding balance under this agreement was $1,500,000.

     In 1993 and early 1994, the Corporation issued subordinated notes ("1993 subordinated notes") totaling $4,873,673. Interest on the notes is paid quarterly and principal will be repaid when the notes mature December 31, 2001. Total issuance costs of approximately $185,000 were incurred and are being amortized on a straight line basis over the life of the notes. The notes are unsecured. The notes may be redeemed prior to maturity by paying a prepayment premium. The prepayment premium is 6% through October 25, 1998 and decreases by 1% during each year following that date.

     During 1995, the Corporation issued subordinated notes ("1995 subordinated notes") totaling $14,000,000. Interest on the notes is paid quarterly and principal will be repaid when the notes mature January 1, 2005. Total issuance costs of approximately $1,170,000 are being amortized on a straight line basis over the life of the notes. The notes are unsecured. The notes may not be redeemed prior to December 1, 1998. From that date through November 30, 1999, the notes may be redeemed by paying a 3.0% premium. From December 1, 1999 through November 30, 2000, the notes may be redeemed by paying a 1.5% premium. Thereafter, the notes may be redeemed at par.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     The following tables set forth certain information about borrowings during the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
MAXIMUM MONTH-END BALANCES:
FHLB advances.............................................  $73,700,000    $71,150,000
1993 subordinated notes...................................    4,873,673      4,873,673
1995 subordinated notes...................................   14,000,000     14,000,000
Commercial bank line of credit............................    4,000,000
Reverse repurchase agreements.............................   74,496,000     23,500,000

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
AVERAGE BALANCE:
FHLB advances.............................................  $59,324,587    $50,545,916
1993 subordinated notes...................................    4,873,673      4,873,673
1995 subordinated notes...................................   14,000,000     14,000,000
Commercial bank line of credit............................      113,699
Reverse repurchase agreements.............................   38,843,324      4,479,839

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1996
                                                              -----    -----
WEIGHTED AVERAGE INTEREST RATE:
FHLB advances...............................................   5.65%    5.43%
1993 subordinated notes.....................................  10.47    10.47
1995 subordinated notes.....................................  10.48    10.48
Commercial bank line of credit..............................   8.98
Reverse repurchase agreements...............................   5.73     5.61

NOTE 9 -- INCOME TAXES

     The provision for income taxes consists of the following components:

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   1997           1996          1995
                                                -----------    ----------    ----------
Current tax provision:
  Federal expense.............................  $ 4,478,325    $1,278,303    $2,164,026
  State expense...............................      145,000
                                                -----------    ----------    ----------
     Total current expense....................    4,623,325     1,278,303     2,164,026
Deferred federal benefit......................   (1,131,325)     (183,303)       (9,326)
                                                -----------    ----------    ----------
                                                $ 3,492,000    $1,095,000    $2,154,700
                                                ===========    ==========    ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     Deferred income taxes are provided for temporary differences. The components of the Corporation's net deferred tax asset (liability) consist of the following:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1997         1996
                                                              ----------    ---------
Deferred tax assets
  Deferred loan fees........................................  $  124,872    $ 196,538
  Loan servicing rights.....................................     426,811      377,977
  Bad debt deduction........................................   1,051,179       99,990
  Other.....................................................      19,859       17,530
                                                              ----------    ---------
                                                               1,622,721      692,035
                                                              ----------    ---------
Deferred tax liabilities
  Debt issuance costs.......................................                 (359,542)
  Employment contract.......................................    (100,891)    (104,768)
  Depreciation expense......................................     (95,103)     (59,370)
  Stock dividends on FHLB stock.............................    (290,287)    (163,526)
  Other.....................................................      (1,162)        (876)
                                                              ----------    ---------
                                                                (487,443)    (688,082)
                                                              ----------    ---------
     Net deferred tax asset.................................  $1,135,278    $   3,953
                                                              ==========    =========

     A reconciliation from income taxes at the statutory rate to the effective provision for income taxes is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                 --------------------------------------
                                                    1997          1996          1995
                                                 ----------    ----------    ----------
Statutory rate.................................          35%           34%           34%
Income taxes at statutory rate.................  $3,253,210    $  895,527    $1,937,020
Officer's life premium.........................       9,610        30,441        55,185
Amortization of purchased intangibles..........      92,051        97,962       134,414
Tax exempt income..............................     (64,286)
Current state expense..........................      94,250
Utilization of capital loss carryforward.......     (35,000)
Business expense limitation....................      62,684        67,368        41,753
Other..........................................      79,481         3,702       (13,672)
                                                 ----------    ----------    ----------
  Provision for income taxes...................  $3,492,000    $1,095,000    $2,154,700
                                                 ==========    ==========    ==========

     Taxes attributable to security's gains and (losses) totaled $(2,682), $45,460 and $121,548 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Prior to January 1, 1996, the Bank was able to use the percentage-of-taxable income method of computing its tax bad debt deduction if it was more favorable than the specific charge-off method. During 1996, legislation was passed which removed the option of using the percentage of taxable income method of computing the tax bad debt deduction. The change was retroactive to 1988 with the additional tax due over a six year period beginning in 1996, 1997, or 1998 based on the current level of loan activity. The changes to the tax liability

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

related to 1995 and prior years did not result in any additional tax expense in 1996 because deferred taxes had been provided on the benefit of the percentage of taxable income method of computing the bad debt deduction in each of those years.

NOTE 10 -- SALARY DEFERRAL -- 401(K) PLAN

     The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed one year of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of eight percent (8%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. Employee voluntary contributions are vested at all times, whereas employer contributions vest 20% per year through year five at which time employer contributions are fully vested. The Corporation's matching contributions were $166,895, $126,599 and $96,902 for the years ended December 31, 1997, 1996 and 1995, respectively. No discretionary contributions have been made by the Corporation for the periods presented.

NOTE 11 -- STOCK OPTION PLAN

     On October 28, 1997, the Board of Directors of Metropolitan adopted, subject to the approval of Metropolitan's shareholders, the Metropolitan Financial Corp. 1997 Stock Option Plan for key employees and officers of the Corporation. The Plan is intended to encourage their continued employment with Metropolitan and to provide them with additional incentives to promote the development and long-term financial success of Metropolitan.

     Subject to adjustment under certain circumstances, the maximum number of Common Shares that may be issued under the plan is 650,000, which reflects an adjustment for the 2-for-1 stock split completed in December, 1997. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. Grants of options will be made by the Compensation and Organization Committee of the Board of Directors.

     The exercise price of an option, whether an incentive stock option or a nonqualified option, will not be less than the fair market value of the Common Shares on the date of grant. On October 28, 1997, the Compensation and Organization Committee of the Board of Directors approved grants of 80,000 incentive stock options and 320,000 nonqualified options.

     An option may be exercised in one or more installments at the time or times provided in the option instrument. Generally, options granted to employees will become exercisable with respect to one-half of the Common Shares covered by the option on the third anniversary, and one-fourth of the Common Shares covered by the option on the fourth and fifth anniversaries of the date of grant. Options granted under the Plan will expire no later than ten years after grant in the case of an incentive stock option and ten years and one month after grant in the case of a nonqualified option.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     A summary of option activity is presented below:

STOCK OPTION ACTIVITY:

                                                                 1997
                                        -------------------------------------------------------
                                        INCENTIVE STOCK OPTIONS        NONQUALIFIED OPTIONS
                                        -----------------------     ---------------------------
                                        SHARES     OPTION PRICE     SHARES       OPTION PRICE
                                        ------     ------------     -------     ---------------
Outstanding at beginning of year...          0                            0
Granted............................     80,000       $  10.13       320,000     $10.13 - $11.14
Exercised..........................          0                            0
Forfeited..........................          0                            0
                                        ------                      -------     ---------------
Outstanding at end of year.........     80,000       $  10.13       320,000     $10.13 - $11.14
                                        ======                      =======
Closing stock price on date of
  grant............................                  $  10.13                   $         10.13
Assumptions used:
  Expected option life.............                  10 years                           5 years
  Risk-free interest rate..........                      5.97%                             5.75%
  Expected stock price
     volatility....................                     33.00%                            33.00%
  Expected dividends...............                         0                                 0
Estimated fair value of options
  granted:
  Granted at $10.13................                  $   4.55                   $          2.53
  Granted at $11.14................                                             $          1.77

PRO FORMA DISCLOSURES:

     For purposes of providing the required disclosures under SFAS No. 123, "Accounting for Stock Based Compensation," the Black Scholes option pricing model was used to estimate the value of these options. The Black Scholes model was developed to estimate the fair value of equity options. Had compensation costs been determined in accordance with SFAS No. 123, net income and earnings per share would be affected as summarized in the schedule below (In thousands, except per share data):

Net income -- as reported...........  $5,803
Net income -- pro forma.............   5,614

Basic and diluted earnings per
  share -- as reported..............  $ 0.82
Basic and diluted earnings per
  share -- pro forma................    0.79

NOTE 12-- COMMITMENTS AND CONTINGENCIES

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK. The Bank can be a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

     As of December 31, 1997, the Bank had fixed and variable rate commitments to originate and/or purchase loans (at market rates) of approximately
$22,343,000 and $49,443,000, respectively. In addition, the Bank had

                                       43

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

firm commitments to sell fixed rate loans totaling $2,210,000 at December 31, 1997. Metropolitan's commitments to originate and purchase loans are for loans at rates ranging from 6.5% to 16% and commitment periods up to one year.

     During 1997 and 1996, the Corporation purchased approximately $12,816,000 and $16,675,000 of mortgage loans and sold non-refundable options to a third party to purchase these same loans at a later date. The Corporation recognized a gain of $320,464, $695,798, and $559,256 on the sale of these options during the years ended December 31, 1997, 1996, and 1995, respectively. At December 31, 1997, all options had been exercised and there were no loans held for sale in connection with outstanding purchase options. At December 31, 1996, loans with a carrying value of $6,409,841 were held for sale in connection with outstanding purchase options.

     RESERVE REQUIREMENTS. The Bank is required to maintain $2,955,000 of cash on hand or on deposit with the Federal Reserve to meet regulatory reserve requirements at December 31, 1997. These funds do not earn interest.

     LIQUIDITY REQUIREMENT. The Corporation is required to maintain cash or short-term investments equal to six months interest on the 1995 subordinated notes or approximately $675,000 as a condition of the indenture agreement related to the 1995 subordinated notes.

NOTE 13 -- RESTRICTIONS ON RETAINED EARNINGS AND CAPITAL REQUIREMENTS

     In connection with the initial public offering of stock completed in October, 1996, the Board of Directors approved a 3,125,635-for-1 stock split, effected in the form of a stock dividend during October 1996. In addition, the Board of Directors approved a 2-for-1 stock split in the fourth quarter, 1997, increasing the number of shares outstanding to 7,051,270.

     Prior to 1996, the Bank was permitted, under the Internal Revenue Code, to determine taxable income after deducting a provision for bad debts in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1997 and 1996, includes approximately $2,883,000 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

     The Bank is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

     The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                          CAPITAL TO RISK-
                                                          WEIGHTED ASSETS
                                                       ----------------------         TIER 1 CAPITAL
                                                         TOTAL       TIER 1      TO ADJUSTED TOTAL ASSETS
                                                       ---------   ----------    ------------------------
Well capitalized.....................................      10%          6%                   5%
Adequately capitalized...............................       8%          4%                   4%
Undercapitalized.....................................       6%          3%                   3%

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995


     At year end, the Bank's actual capital levels (in thousands) and minimum required levels were:

                                                                                 MINIMUM REQUIRED
                                                                                    TO BE WELL
                                                                                   CAPITALIZED
                                                           MINIMUM REQUIRED        UNDER PROMPT
                                                             FOR CAPITAL            CORRECTIVE
                                           ACTUAL         ADEQUACY PURPOSES     ACTION REGULATIONS
                                      ----------------    ------------------    ------------------
                                      AMOUNT     RATIO     AMOUNT     RATIO      AMOUNT     RATIO
                                      -------    -----    --------    ------    --------    ------
1997
Total capital (to risk weighted
  assets)...........................  $54,343    8.39%    $51,836      8.0%     $64,796     10.0%
Tier 1 (core) capital (to risk
  weighted assets)..................  $50,215    7.75%    $25,918      4.0%     $38,877      6.0%
Tier 1 (core) capital (to adjusted
  total assets).....................  $50,215    5.47%    $36,738      4.0%     $45,923      5.0%
Tangible capital (to adjusted total
  assets)...........................  $49,901    5.43%    $13,777      1.5%         N/A

1996
Total capital (to risk weighted
  assets)...........................  $45,761    8.46%    $43,274      8.0%     $54,093     10.0%
Tier 1 (core) capital (to risk
  weighted assets)..................  $42,592    7.87%    $21,637      4.0%     $32,456      6.0%
Tier 1 (core) capital (to adjusted
  total assets).....................  $42,592    5.58%    $30,545      4.0%     $38,181      5.0%
Tangible capital (to adjusted total
  assets)...........................  $42,342    5.54%    $11,454      1.5%         N/A

     The Bank at year-end 1997 was categorized as adequately capitalized. At December 31, 1997, the most restrictive regulatory constraint on the payment of dividends from the Bank to the holding company and the retention of the adequately capitalized status was the total capital (to risk weighted capital) ratio. Management is not aware of any event or circumstances after December 31, 1997 that would change the capital category.

     A savings association which fails to meet one or more of the applicable capital requirements is subject to various regulatory limitations and sanctions, including a prohibition on growth and the issuance of a capital directive by the Office of Thrift Supervision ("OTS") requiring the following: an increase in capital; reduction of rates paid on savings accounts; cessation of or limitations on deposit-taking and lending; limitations on operational expenditures; an increase in liquidity; and such other actions deemed necessary or appropriate by the OTS. In addition, a conservator or receiver may be appointed under certain circumstances.

     The appropriate federal banking agency has the authority to reclassify a well-capitalized institution as adequately capitalized, and to treat an adequately capitalized or undercapitalized institution as if it were in the next lower capital category, if it is determined, after notice and an opportunity for a hearing, to be in an unsafe or unsound condition or to have received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. As a result of such classification or determination, the appropriate federal banking agency may require an adequately capitalized or under-capitalized institution to comply with certain mandatory and discretionary supervisory actions. A significantly undercapitalized savings association may not be reclassified, however, as critically undercapitalized.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995


     The terms of the 1993 subordinated notes prohibit the Corporation from paying any cash dividends on common stock until those notes are paid off. The terms of the 1995 subordinated notes and related indenture agreement along with the Huntington National Bank line of credit prohibit the Corporation from paying cash dividends unless the Corporation's ratio of tangible equity to total assets exceeds 7.0%.

NOTE 14 -- RELATED PARTY TRANSACTIONS

     In the years ended December 31, 1997, 1996 and 1995 the Corporation expensed $96,000 per year for management fees relating to services provided by an affiliate.

     Certain directors and executive officers of the Corporation and its subsidiaries hold an interest in the 1993 subordinated notes. The aggregate interest in the subordinated debt held by related parties totaled $1,265,284 at December 31, 1997 and 1996. In addition, the Corporation's 401(k) salary deferral plan held a $400,000 interest in the subordinated debt at December 31, 1997 and 1996.

NOTE 15 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Corporation disclose the estimated fair values of its financial instruments. The following table shows those values and the related carrying values. Items which are not financial instruments are not included.

                                      DECEMBER 31, 1997                 DECEMBER 31, 1996
                                ------------------------------    ------------------------------
                                  CARRYING         ESTIMATED        CARRYING         ESTIMATED
                                   AMOUNT         FAIR VALUE         AMOUNT         FAIR VALUE
                                -------------    -------------    -------------    -------------
Cash and equivalents..........  $  22,510,688    $  22,510,688    $  16,522,577    $  16,522,577
Securities....................      6,445,879        6,445,879       13,173,458       13,173,458
Mortgage-backed securities....    143,166,654      143,166,654       56,672,294       56,672,294
Loans, net....................    707,884,738      732,123,284      646,465,881      658,869,077
Federal Home Loan Bank stock..      5,349,700        5,349,700        3,988,600        3,988,600
Loan servicing rights.........      9,223,974       11,707,000        8,050,837        8,830,101
Accrued interest receivable...      5,752,161        5,752,161        4,790,661        4,790,661
Demand and savings deposits...   (260,223,821)    (260,223,821)    (246,644,366)    (246,644,366)
Time deposits.................   (478,024,815)    (478,415,186)    (375,460,151)    (376,934,368)
Borrowings....................   (135,869,673)    (135,692,553)    (101,873,673)     (99,724,946)
Accrued interest payable......     (3,272,815)      (3,272,815)      (4,120,163)      (4,120,163)

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Corporation to have disposed of such items at December 31, 1997, the estimated fair values would necessarily have been realized at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1997 should not necessarily be considered to apply at subsequent dates.

     For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and equivalents, accrued interest receivable and accrued interest payable is considered to approximate cost due to the short term nature of these instruments. The estimated fair value for securities and mortgage-backed securities is based on quoted market values for the individual securities or for equivalent securities. Loans were segregated into three main groups: those with adjustable rates, those with fixed rates which are held for sale and those with fixed rates held for investment. For the loans held for sale, the fair value was estimated based on quoted market price. The fixed and adjustable rate loans held for investment were further divided between those secured by one- to four-family real estate and those secured by multifamily and

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

commercial real estate. For these loans, estimated fair value was determined using a discounted cash flow analysis. The estimated fair value of Federal Home Loan Bank stock is considered to approximate cost since it may be redeemed at par under certain circumstances. The carrying amount of loan servicing rights includes loan servicing rights acquired and loan servicing rights originated after the adoption of SFAS No. 122. The estimated fair value of the servicing rights is based on an independent appraisal in 1997 and a discounted cash flow analysis in 1996. The estimated fair value of demand and savings deposits, which have no stated maturity, is equal to the amount payable. The estimated fair value for certificates of deposit, Federal Home Loan Bank advances and the subordinated debt is based on estimates of the rate the Corporation would pay on such deposits, advances and debt, applied for the time period until maturity using a discounted cash flow analysis. The estimated fair value of commitments is not materially different than the nominal value.

     Other assets and liabilities of the Corporation that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 16 -- CONDENSED FINANCIAL INFORMATION

     Below is condensed financial information of Metropolitan Financial Corp. (parent company only). In this information, the parent's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements.

                              PARENT COMPANY ONLY
                       STATEMENTS OF FINANCIAL CONDITION

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
ASSETS
Cash and due from banks.....................................  $   349,563    $   180,112
Securities available for sale...............................    1,705,879      2,009,083
Loans receivable............................................       50,000         50,000
Investment in Metropolitan Savings Bank.....................   54,234,523     46,383,503
Intangible assets...........................................       50,601         54,090
Prepaid expenses and other assets...........................    1,198,148      1,198,757
                                                              -----------    -----------
          Total assets......................................  $57,588,714    $49,875,545
                                                              ===========    ===========
LIABILITIES
Borrowings..................................................  $20,373,673    $18,873,673
Other liabilities...........................................      553,785        757,503
                                                              -----------    -----------
  Total liabilities.........................................   20,927,458     19,631,176
                                                              -----------    -----------
SHAREHOLDERS' EQUITY
Common stock................................................
Additional paid-in capital..................................   11,101,383     11,101,383
Retained earnings...........................................   24,269,873     18,466,986
Unrealized gain on securities available for sale, net of
  tax.......................................................    1,290,000        676,000
                                                              -----------    -----------
  Total shareholders' equity................................   36,661,256     30,244,369
                                                              -----------    -----------
          Total liabilities and shareholders' equity........  $57,588,714    $49,875,545
                                                              ===========    ===========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

                              PARENT COMPANY ONLY
                            STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1996         1995
                                                           ----------   ----------   ----------
Interest on loans and securities.........................  $  107,505   $   97,909   $    7,211
Interest on borrowings...................................   1,997,341    1,982,259      958,804
                                                           ----------   ----------   ----------
Net interest expense.....................................  (1,889,836)  (1,884,350)    (951,593)
Noninterest income
  Dividends from Metropolitan Savings Bank...............   1,500,000    1,400,000      850,000
  Other operating income.................................       3,647        1,541       89,845
                                                           ----------   ----------   ----------
          Total noninterest income                          1,503,647    1,401,541      939,845
                                                           ----------   ----------   ----------
Noninterest expense
  Amortization of intangibles............................       3,490        3,490        3,490
  State franchise taxes..................................      21,111       24,672        4,833
  Other operating expenses...............................     246,244      249,507      315,424
                                                           ----------   ----------   ----------
          Total noninterest expense                           270,845      277,669      323,747
                                                           ----------   ----------   ----------
Income before income taxes...............................    (657,034)    (760,478)    (335,495)
     Federal income tax benefit..........................    (723,000)    (702,000)    (361,000)
                                                           ----------   ----------   ----------
Net income before equity in undistributed net income of
  Metropolitan Savings Bank..............................      65,966      (58,478)      25,505
Equity in undistributed net income of Metropolitan
  Savings Bank...........................................   5,736,921    1,597,381    3,516,914
                                                           ----------   ----------   ----------
Net income...............................................  $5,802,887   $1,538,903   $3,542,419
                                                           ==========   ==========   ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

                              PARENT COMPANY ONLY
                            STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...........................................  $5,802,887    $1,538,903    $3,542,419
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Equity in undistributed net income of Metropolitan
     Savings Bank......................................  (5,736,921)   (1,597,381)   (3,516,914)
  Amortization.........................................       3,490         3,490         3,490
  Change in other assets and liabilities...............    (203,209)      351,706      (950,460)
                                                         ----------    ----------    ----------
     Net cash from operating activities................    (133,753)      296,718      (921,465)
                                                         ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities....................     400,000     7,428,600
  Purchase of securities available for sale............     (96,796)   (8,335,440)   (1,102,243)
  Capital contributions to Metropolitan Savings Bank...  (1,500,000)   (7,300,000)   (4,520,000)
                                                         ----------    ----------    ----------
     Net cash from investing activities................  (1,196,796)   (8,206,840)   (5,622,243)
                                                         ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings.............................                              19,000,000
  Repayment of borrowings..............................                              (8,280,000)
  Net activity on lines of credit......................   1,500,000
  Proceeds from issuance of stock......................                 3,300,000
                                                         ----------    ----------    ----------
  Net cash from financing activities...................   1,500,000     3,300,000    10,720,000
                                                         ----------    ----------    ----------
     Net change in cash and cash equivalents...........     169,451    (4,610,122)    4,176,292
Cash and cash equivalents at beginning of year.........     180,112     4,790,234       613,942
                                                         ----------    ----------    ----------
Cash and cash equivalents at end of year...............  $  349,563    $  180,112    $4,790,234
                                                         ==========    ==========    ==========

NOTE 17 -- FEDERAL DEPOSIT INSURANCE PREMIUMS

     On September 30, 1996, legislation was enacted which required the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF and provide an opportunity to mitigate the premium disparity between SAIF and Bank Insurance Fund insured deposits. The assessment of 65.7 basis points on deposits as of March 31, 1995 resulted in the Bank paying $2,927,800, which was expensed September 30, 1996.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

NOTE 18 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                             FOR THE THREE MONTHS ENDED:
                                                   -----------------------------------------------
                                                   MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                   --------   -------   ------------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Interest income..................................  $16,123    $16,492     $17,540        $19,192
Net interest income..............................    6,438      6,523       6,983          7,699
Provision for loan losses........................      585        585         585            585
Net income.......................................    1,211      1,293       1,489          1,810
Basic earnings per share.........................  $  0.17    $  0.18     $ 0 .21        $  0.26
Diluted earnings per share.......................  $  0.17    $  0.18     $ 0 .21        $  0.23
1996
Interest income..................................  $12,184    $12,804     $14,008        $15,456
Net interest income..............................    4,551      4,988       5,389          6,408
Provision for loan losses........................      307        379         650            300
Net income (loss)................................      716        865      (1,129)         1,087
Basic earnings (loss) per share..................  $  0.11    $  0.14     $ (0.18)       $  0.17
Diluted earnings (loss) per share................  $  0.11    $  0.14     $ (0.18)       $  0.17

OFFICERS AND DIRECTORS
METROPOLITAN FINANCIAL CORP.
Officers:

Robert M. Kaye,   Chairman of the Board and Chief Executive Officer
David G. Lodge,   President, Assistant Secretary, and Assistant Treasurer
Malvin E. Bank,   Secretary and Assistant Treasurer
David P. Miller,  Treasurer and Assistant Secretary

Directors:

Robert M. Kaye
David G. Lodge
Malvin E. Bank
Robert R. Broadbent
Marjorie M. Carlson
Lois K. Goodman
Marguerite B. Humphrey
James A. Karman
Ralph D. Ketchum
Alfonse M. Mattia
David P. Miller


CORPORATE DIRECTORY

CORPORATE HEADQUARTERS
6001 Landerhaven Drive
Mayfield Heights, Ohio 44124
Phone 440-646-1111
Facsimile 440-646-0103

ANNUAL MEETING:
The annual meeting of the shareholders of Metropolitan Financial Corp. will be held at the Corporate Headquarters on April 28, 1998 at 9:00 AM. All shareholders are invited to attend.

FORM 10-K:
Annual reports will be mailed to all shareholders. A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to:
  Investor Relations Department
  Attn: Judith Z. Adam
  6001 Landerhaven Drive
  Mayfield Heights, Ohio 44124

COMMON SHARE INFORMATION:
The common shares of Metropolitan Financial Corp. trade on the Nasdaq Stock Market under the symbol METF.

LEGAL COUNSEL:
Thompson Hine & Flory LLP
3900 Key Tower
127 Public Square
Cleveland, Ohio 44114

INDEPENDENT AUDITOR:
Crowe, Chizek and Company LLP
5900 Landerbrook Drive,
Suite 205
Cleveland, Ohio 44124

TRANSFER AGENT:
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263


METROPOLITAN SAVINGS BANK OF CLEVELAND

Corporate Officers:

Robert M. Kaye
  Chairman of the Board & Chief Executive Officer
David G. Lodge
  President & Chief Operating Officer
Patrick W. Bevack
  Executive Vice President & Assistant Secretary
Judith Z. Adam
 Senior Vice President-Chief Financial Officer
Lloyd W. W. Bell, Jr.
 Senior Vice President-Commercial Real Estate
Carl R. Stauffeneger
 Senior Vice President-Consumer Banking
R. Bruce Wenmoth
 Senior Vice President-Mortgage Banking Operations
Timothy R. Billick
 Vice President-Legal Counsel
Bernard P. Dietzel
 Vice President-Commercial Real Estate Loan Service
James A. Doherty
 Vice President-Mortgage Loan Service Manager
David W. Gifford
 Vice President-Finance
Kathleen A. Janowich
 Vice President-Residential Product Development Manager
Irene E. Kovach
 Vice President-Sales Manager
Donna K. Leseman
 Vice President-Human Resources
James J. Masterson
 Vice President-Construction Lending
Judd R. Oiler
 Vice President-Consumer Loan Product Manager
Neil F. Patton
 Vice President-Marketing Director
Ronald G. Simon
 Vice President-Facilities Manager
Alan C. Unangst
 Vice President-Information Services Manager
John R. Withee
 Vice President-Trust Operations Manager
Theresa J. Gallagher
 Internal Audit Manager