Form 10-K405/A, Exhibit 13
period 1997-12-31
METROPOLITAN FINANCIAL CORP /OH/
filed 1998-05-14
CIK 1003233

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

Financial Statements. The following table sets forth an analysis of Metropolitan's allowance for losses on loans at the dates indicated.

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
                                                             (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD...........................  $4,175    $2,765    $1,911
CHARGE-OFFS:
One- to four-family......................................      32        22        23
Multifamily..............................................     494       119        --
Commercial real estate...................................      --        --        27
Construction and land....................................      --        --        --
Consumer.................................................     363        95        56
Business.................................................      10        --        --
                                                           ------    ------    ------
Total charge-offs........................................     899       236       106
                                                           ------    ------    ------
RECOVERIES:
One- to four-family......................................      --        --         1
Multifamily..............................................      --        --        --
Commercial real estate...................................      --        --        --
Construction and land....................................      --        --        --
Consumer.................................................       6        11        --
Business.................................................      --        --        --
                                                           ------    ------    ------
Total recoveries.........................................       6        11         1
                                                           ------    ------    ------
Net charge-offs..........................................     893       225       105
Provision for loan losses................................   2,340     1,635       959
                                                           ------    ------    ------
BALANCE AT END OF PERIOD.................................  $5,622    $4,175    $2,765
                                                           ======    ======    ======
Net charge-offs to average loans.........................    0.13%     0.04%     0.02%
Provision for loan losses to average loans...............    0.35%     0.28%     0.21%

Allowance for losses on loans to total non-performing
  loans at end of period.................................  178.60%    77.73%    83.61%

Allowance for losses on loans to total loans at end of
  period.................................................    0.79%     0.64%     0.57%

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

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



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
                                        ============


     The aggregate amount of certificates of deposit with balances of $100,000 or more was approximately $86,884,000 and $58,516,000 at December 31, 1997 and 1996, respectively. The Bank also accepts out-of-state time deposits from individuals and entities, predominantly credit unions. At December 31, 1997, approximately $57.7 million of time deposits, or 12.1% of Metropolitan's time deposits, were held by these entities. At December 31, 1996, approximately $61.5 million of time deposits, or 16.4% of Metropolitan's time deposits, were held by these entities.


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
                                                          ============    ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     At December 31, 1997, scheduled payments on borrowings are as follows:


                 YEAR                                   WEIGHTED AVERAGE
                ENDED                      AMOUNT        INTEREST RATE
                -----                   ------------    ----------------
1998..................................  $ 42,417,556          5.64%
1999..................................    23,367,566          5.70%
2000..................................       402,764          9.25%
2001..................................     8,431,787          8.85%
2002..................................    47,250,000          5.77%
Thereafter............................    14,000,000         10.48%
                                        ------------
                                        $135,869,673          6.40%
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

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996, AND 1995

     The following tables set forth certain information about borrowings during the periods indicated.


                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
MAXIMUM MONTH-END BALANCES:
FHLB advances.............................................  $73,700,000    $75,150,000
1993 subordinated notes...................................    4,873,673      4,873,673
1995 subordinated notes...................................   14,000,000     14,000,000
Commercial bank line of credit............................    4,000,000
Reverse repurchase agreements.............................   74,496,000     23,500,000


                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1997           1996
                                                            -----------    -----------
AVERAGE BALANCE:
FHLB advances.............................................  $59,324,587    $50,545,916
1993 subordinated notes...................................    4,873,673      4,873,673
1995 subordinated notes...................................   14,000,000     14,000,000
Commercial bank line of credit............................      113,699
Reverse repurchase agreements.............................   38,843,324      4,479,839

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1997     1996
                                                              -----    -----
WEIGHTED AVERAGE INTEREST RATE:
FHLB advances...............................................   5.65%    5.43%
1993 subordinated notes.....................................  10.47    10.47
1995 subordinated notes.....................................  10.48    10.48
Commercial bank line of credit..............................   8.98
Reverse repurchase agreements...............................   5.73     5.61

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