Form 10-K, Exhibit 13
period 1998-12-31
METROPOLITAN FINANCIAL CORP /OH/
filed 1999-03-30
CIK 1003233

                                                                     Exhibit 13



                         METROPOLITAN FINANCIAL CORP.

                              1998 ANNUAL REPORT

                      FIVE YEAR SUMMARY OF SELECTED DATA

                                         AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------------------------------------------------
                                   1998         1997      1996(1)       1995        1994
                                ----------    --------    --------    --------    --------
                                                      (IN THOUSANDS)
SELECTED FINANCIAL CONDITION
  DATA:
Total assets..................  $1,363,434    $924,985    $769,076    $590,095    $479,384
Loans receivable, net.........   1,018,271     693,655     637,493     478,345     424,944
Loans held for sale...........      15,017      14,230       8,973       1,504          84
Mortgage-backed securities....     198,295     143,167      56,672      39,156      16,785
Securities....................      35,661       6,446      13,173      22,806       7,641
Intangible assets.............       2,724       2,987       3,239       3,188       3,409
Loan servicing rights.........      13,412       9,224       8,051       9,130       4,825
Deposits......................   1,051,357     737,782     622,105     503,742     436,198
Borrowings....................     215,486     135,870     101,874      46,874      15,504
Preferred securities(2).......      27,750          --          --          --          --
Shareholders' equity..........      42,645      36,661      30,244      25,466      20,280
SELECTED OPERATIONS DATA:
Total interest income.........  $   85,728    $ 69,346    $ 54,452    $ 43,435    $ 31,639
Total interest expense........      53,784      41,703      33,116      26,816      15,992
                                ----------    --------    --------    --------    --------
  Net interest income.........      31,944      27,643      21,336      16,619      15,647
Provision for loan losses.....       2,650       2,340       1,636         959         766
                                ----------    --------    --------    --------    --------
  Net interest income after
     provision for loan
     losses...................      29,294      25,303      19,700      15,660      14,881
Loan servicing income, net....         788       1,293       1,204       1,068         642
Net gain on sale of loans and
  securities..................       3,523         580         336         833          86
Other noninterest income......       3,005       2,268       2,233       2,323         873
Noninterest expense...........     (25,522)    (20,149)    (20,839)    (14,187)    (11,058)
                                ----------    --------    --------    --------    --------
  Income before income taxes
     and extraordinary item...      11,088       9,295       2,634       5,697       5,424
Income tax expense............      (4,049)     (3,492)     (1,095)     (2,155)     (1,987)
Extraordinary item(3).........        (245)         --          --          --          --
                                ----------    --------    --------    --------    --------
Net income....................  $    6,794    $  5,803    $  1,539    $  3,542    $  3,437
                                ==========    ========    ========    ========    ========

---------------

(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund.

(2) 8.60% preferred securities sold during the second quarter of 1998 by Metropolitan Capital Trust I.

(3) The extraordinary item represents expenses associated with the early retirement of 10% notes.

                                              AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------
                                       1998         1997       1996(1)        1995        1994
                                    ----------   ----------   ----------   ----------   --------
PER SHARE DATA, RESTATED FOR STOCK
  SPLITS:
Basic net income per share........  $     0.88   $     0.75   $     0.22   $     0.52   $   0.50
Diluted net income per share......        0.87         0.75         0.22         0.52       0.50
Book value per share..............        5.50         4.73         3.90         3.70       2.94
Tangible book value per share.....        5.15         4.34         3.48         3.24       2.45
PERFORMANCE RATIOS:
Return on average assets..........        0.64%        0.69%        0.23%        0.65%      0.82%
Return on average equity..........       17.16        17.58         5.75        16.19      17.83
Interest rate spread..............        2.90         3.20         3.07         2.98       3.71
Net interest margin...............        3.16         3.48         3.34         3.24       3.94
Average interest-earning assets to
  average interest-bearing
  liabilities.....................      104.96       105.30       105.39       105.13     105.53
Noninterest expense to average
  assets..........................        2.39         2.40         3.08         2.61       2.64
Efficiency ratio(2)...............       64.45        62.75        82.57        68.28      62.95
ASSET QUALITY RATIOS:(3)
Nonperforming loans to total
  loans...........................        1.23%        0.44%        0.80%        0.69%      0.55%
Nonperforming assets to total
  assets..........................        1.34         0.56         0.70         0.60       0.51
Allowance for losses on loans to
  total loans.....................        0.66         0.79         0.64         0.57       0.45
Allowance for losses on loans to
  nonperforming total loans.......       54.44       178.60        80.38        83.61      80.70
Net charge-offs to average
  loans...........................        0.16         0.13         0.04         0.02       0.03
CAPITAL RATIOS:
Shareholders' equity to total
  assets..........................        3.13%        3.96%        3.93%        4.32%      4.23%
Average shareholders' equity to
  average assets..................        3.70         3.94         3.96         4.02       4.60
Tier 1 capital to total
  assets(4).......................        6.27         5.47         5.58         5.77       5.34
Tier 1 capital to risk-weighted
  assets(4).......................        7.85         7.75         7.87         8.20       7.60
OTHER DATA:
Loans serviced for others
  (000's).........................  $1,504,604   $1,190,185   $1,102,514   $1,182,216   $739,425
Number of full service offices....          17           15           14           13         11
Number of loan production
  offices.........................           5            4            5            5          4

---------------

(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund. All per share data and performance ratios include the effect of this assessment.

(2) Equals noninterest expense less amortization of intangible assets divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(3) Ratios are calculated on end of period balances except net charge-offs to average loans.

(4) Ratios are for the Bank only.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The reported results of Metropolitan primarily reflect the operations of Metropolitan Bank. For purposes of this section, unless otherwise indicated, "we," "our" or "us" means Metropolitan and its subsidiaries.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Net Income. Net income for 1998 increased 17.1% from net income for 1997. Net income for 1998 was $6.8 million, or $0.88 per common share, and net income for 1997 was $5.8 million, or $0.75 per common share. Earnings for 1998 included an extraordinary expense of $245,000, net of tax, or $0.03 per common share. This extraordinary expense represented the cost of retiring our 10.0% subordinated debt with part of the proceeds from our issuance of 8.60% cumulative trust preferred securities in April 1998. Net income before the extraordinary item was $7.0 million for 1998, or $0.91 per common share, which was a 21.3% increase over 1997 net income of $5.8 million. This increase in income was due to growth in interest-earning assets and noninterest income.

     Total assets grew 47.4% to $1.4 billion at December 31, 1998 from $925.0 million at December 31, 1997. Net income increased at a slower pace than assets during 1998 because asset growth did not take place uniformly during the year. Asset growth was concentrated in the second half of the year. Asset growth in 1998 was greater than usual because both capital and quality assets were available. Although we do not expect asset growth to continue at that rate, we do expect it to be approximately 20% annually.

     Noninterest income grew 76.7% to $7.3 million in 1998 from $4.1 million in 1997. This growth was primarily due to a 607% increase in gain on sale of loans. Our gain on sale of loans increased to $3.5 million in 1998 from $0.5 million in 1997. We restructured our residential lending operations late in 1997 in order to increase our market share in the greater Cleveland area. As part of the restructuring, Metropolitan hired additional commissioned loan officers. These efforts, along with increased residential refinancing activity, resulted in significant increases in loan originations, loan sales, and gain on sale of loans.

     Interest Income. Total interest income increased 23.6% to $85.7 million for 1998 from $69.3 million for 1997. This increase was due to a 27.4% increase in the average balance of interest-earning assets. Average interest-earning assets grew as a result of our strategy to increase assets if loans with acceptable portfolio characteristics are available. The increase in interest income attributable to the increase in the average balance of interest-earning assets was partially offset by the decline in the weighted average yield on loans receivable. This decline in weighted average yield to 8.48% during 1998 from 8.73% during 1997 was caused by the following factors:

     - an overall decline in market interest rates;

     - the narrowing of spreads on nonresidential loans caused by competition from other lenders; and

     - a $500,000 decline in prepayment penalties.

     Interest Expense. Total interest expense increased 29.0% to $53.8 million for 1998 from $41.7 million for 1997. Interest expense increased primarily because the average balance of interest-bearing liabilities increased 27.8% from the prior year. We increased our average balance of interest-bearing liabilities in order to fund our growth of interest-earning assets. Cost of funds increased slightly to 5.58% in 1998 from 5.53% in 1997. We paid higher rates on new borrowings and deposits to lengthen maturities. In addition, we paid higher rates on retail deposits to increase our market share to fund asset growth.

     Net Interest Margin. Net interest margin refers to net interest income divided by total interest-earning assets. Our net interest margin declined 32 basis points to 3.16% for 1998 from 3.48% for 1997. The yield on interest-earning assets decreased due to the declining interest rate environment in 1998. We experienced increases in deposit and borrowing costs in 1998 despite the declining interest rate environment. These increases resulted from our efforts to lengthen maturities on deposits and borrowings and our issuance of additional debt.

     Average Balances and Yields. The following table presents the total dollar amount of interest income from average interest-earning assets and the resulting rates, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities. All average balances are daily average balances. Nonaccruing loans are included in average loan balances. The average balance of mortgage-backed securities and securities are presented at historical cost.

                                                                      YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------------------------------------------
                                               1998                             1997                            1996
                                  -------------------------------   -----------------------------   -----------------------------
                                   AVERAGE                AVERAGE   AVERAGE               AVERAGE   AVERAGE               AVERAGE
                                   BALANCE     INTEREST    RATE     BALANCE    INTEREST    RATE     BALANCE    INTEREST    RATE
                                  ----------   --------   -------   --------   --------   -------   --------   --------   -------
                                                                          (IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans receivable................  $  848,931   $74,059     8.72%    $673,809   $61,230     9.09%    $574,502   $50,268     8.75%
Mortgage-backed securities......     119,152     8,895     7.47      101,160     6,947     6.87       43,734     2,890     6.61
Other...........................      43,423     2,774     6.39       18,923     1,169     6.18       20,417     1,294     6.34
                                  ----------   -------              --------   -------              --------   -------
    Total interest-earning
      assets....................   1,011,506    85,728     8.48      793,892    69,346     8.73      638,653    54,452     8.53
                                               -------                         -------                         -------
Nonearning assets...............      57,804                          44,727                          37,021
                                  ----------                        --------                        --------
    Total assets................  $1,069,310                        $838,619                        $675,674
                                  ==========                        ========                        ========
INTEREST-BEARING LIABILITIES:
Deposits........................  $  790,897    42,537     5.38     $636,777    34,120     5.36     $532,100    28,132     5.29
Borrowings......................     154,228     9,614     6.23      117,150     7,583     6.47       73,899     4,984     6.74
Junior subordinated
  debentures....................      18,577     1,633     8.79           --        --       --           --        --       --
                                  ----------   -------              --------   -------              --------   -------
    Total interest-bearing
      liabilities...............     963,702    53,784     5.58      753,927    41,703     5.53      605,999    33,116     5.46
                                               -------     ----                -------     ----                -------     ----
Noninterest-bearing
  liabilities...................      66,009                          51,674                          42,924
Shareholders' equity............      39,599                          33,018                          26,751
                                  ----------                        --------                        --------
    Total liabilities and
      shareholders' equity......  $1,069,310                        $838,619                        $675,674
                                  ==========                        ========                        ========
Net interest income and interest
  rate spread...................               $31,944     2.90                $27,643     3.20                $21,336     3.07
                                               =======     ====                =======     ====                =======     ====
Net interest margin.............                           3.16                            3.48                            3.34
Average interest-earning assets
  to average interest bearing
  liabilities...................      104.96%                         105.30%                         105.39%

     Rate and Volume Variances. Changes in the level of interest-earning assets and interest-bearing liabilities (known as changes due to volume) and changes in yields earned on assets and rates paid on liabilities (known as changes due to rate) affect net interest income. The following table provides a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.

                                               YEARS ENDED DECEMBER 31,
                               ---------------------------------------------------------
                                      1998 VS. 1997                 1997 VS. 1996
                                   INCREASE (DECREASE)           INCREASE (DECREASE)
                               ---------------------------   ---------------------------
                                         CHANGE    CHANGE              CHANGE
                                TOTAL    DUE TO    DUE TO     TOTAL    DUE TO     TOTAL
                               CHANGE    VOLUME     RATE     CHANGE    VOLUME    CHANGE
                               -------   -------   -------   -------   -------   -------
                                                    (IN THOUSANDS)
INTEREST INCOME ON:
Loans receivable.............  $12,829   $15,162   $(2,333)  $10,962   $ 8,962   $ 2,000
Mortgage-backed securities...    1,948     1,308       640     4,057     3,940       117
Other........................    1,605     1,564        41      (125)      (93)      (32)
                               -------   -------   -------   -------   -------   -------
Total interest income........   16,382   $18,034   $(1,652)   14,894   $12,809   $ 2,085
                               -------   =======   =======   -------   =======   =======
INTEREST EXPENSE ON:
Deposits.....................    8,417   $ 8,289   $   128     5,988   $ 5,603   $   385
Borrowings...................    2,031     2,300      (269)    2,599     2,792      (193)
Junior Subordinated
 Debentures.................    1,633     1,633
                               -------   -------   -------   -------   -------   -------
Total interest expense.......   12,081   $12,222   $  (141)    8,587   $ 8,395   $   192
                               -------   =======   =======   -------   =======   =======
Increase in net interest
  income.....................  $ 4,301                       $ 6,307
                               =======                       =======

     Provision for Loan Losses. Our provision for loan losses increased 13.2% to $3.0 million in 1998 from $2.3 million in 1997. This increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans, including loans held for sale, increased 46.0% to $1.0 billion at December 31, 1998 from $707.9 million at the same date a year earlier. The allowance for losses on loans at December 31, 1998 was $6.9 million, or 0.66% of total loans, compared to $5.6 million, or 0.79% of total loans, at the same date in 1997. Management bases its estimate of the adequacy of the allowance for losses on loans on an analysis of various factors. These factors include historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, and regulatory considerations.

     Noninterest Income. Total noninterest income increased 76.7% to $7.3 million in 1998 from $4.1 million in 1997. This increase occurred primarily because of the increase in our gain on sale of loans.

     In late 1997, we restructured our residential lending operation. We expanded our product offerings and hired additional loan origination personnel. We also restructured our compensation plans to increase incentives to produce additional profitable volume. During 1998 long-term interest rates were declining and were at lower levels than in 1997. This decline in rates stimulated customer demand for fixed rate loans for purchases and refinances. In addition, we generally sell fixed rate residential loans within 60 to 90 days of origination in order to limit the risk of declining interest income from rising interest rates. All of these factors combined to bring about the following increases for all types of loans:

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------      PERCENTAGE
                                              1998           1997         INCREASE
                                            ---------      --------      ----------
                                                (IN THOUSANDS)
Loans originated for sale.................  $211,677       $36,732          476%
Loans purchased for sale..................    49,447        10,654          364%
Sale of loans.............................   258,064        51,402          402%
Gain on sale of loans.....................     3,453           488          607%

     Because these increases were due to the restructuring of our residential lending operations and favorable interest rates, we expect that some, but not all, of the increases will continue if market interest rates increase significantly.

     Net loan servicing income decreased 39.0% to $788,000 in 1998 from $1.3 million in 1997. This decrease in net loan servicing fees was a result of the writedown of purchased and originated mortgage servicing rights. The writedown occurred because a decline in long-term interest rates caused a high level of prepayments during 1998. When loans prepay, the servicing rights associated with those loans are written off. Management believes that based on the current level of long-term interest rates, the high level of prepayments may continue. The portfolio of loans serviced for others increased to $1.5 billion at December 31, 1998 from $1.2 billion at the same date a year earlier. This increase was a result of the sale of $233.6 million of residential loan production, the securitization of $101.0 million of commercial real estate loans during the fourth quarter of 1998, and the continued acquisition of loan servicing portfolios. These increases more than offset prepayments and amortization of existing loans serviced for others. We remain committed to servicing loans for others and will continue to acquire the rights to service portfolios where the loan characteristics and pricing are consistent with our long-term profitability and risk objectives.

     Service charges on deposit accounts increased 26.5% to $906,000 in 1998 from $716,000 in 1997. The primary reason for the increase was the increase in the level of passbook, statement savings and transaction accounts.

     During 1998, we sold $43.2 million of mortgage-backed securities available for sale for a net gain of $70,000. During 1997, we sold $16.6 million of securities available for sale at a net gain of $92,000. We purchase or sell securities and mortgage-backed securities for a variety of reasons. These reasons include the management of liquidity, interest rate risk, capital levels, collateral levels for borrowings, and to take advantage of favorable market conditions. We do not currently hold any securities for trading purposes. Gains or losses from the sale of securities are incidental to the sale of those securities for the reasons listed above.

     Loan option income was $388,000 in 1998 compared to $320,000 in 1997. In loan option transactions, we purchase loans and sell nonrefundable options to a third party to purchase these same loans at a later date. At the time the option is exercised or the option period expires, we recognize fee income. The amount of loan option income depends upon the amount of loans for which options are written and the price negotiated. Both of these factors are affected by market conditions. During 1998, we purchased $17.9 million of loans for option transactions compared to $10.6 million in 1997.

     We recognized loan credit discount income of $137,000 in 1998. At times we purchase loans at a discount based upon our assessment of credit risk and the value of the underlying collateral. We do not recognize these collateral discounts in income over the life of the loan. When the loans are repaid, any discount related to management's initial assessment of the deficiency in collateral values which is not utilized as part of the payoff is recognized as noninterest income. The loan credit discount income we recognized in 1998 is the result of realizing collateral discounts on two loans which were paid in full in September 1998.

     Other income increased 27.9% to $1.6 million in 1998 from $1.2 million in 1997. This increase was primarily due to increased fee income from credit cards and ATMs and greater rental income at branch locations.

     Noninterest Expense. Total noninterest expense increased 26.7% to $25.5 million in 1998 from $20.1 million in 1997. This increase in expenses resulted primarily from growth in assets and increased staffing requirements due to greater business volume.

     Personnel related expenses increased 28.1% to $13.7 million in 1998 from $10.7 million in 1997. This increase was caused by the following factors:

     - increases in staffing due to the growth of Metropolitan Bank;

     - the payment of incentives for loan and deposit production;

     - the addition of staff to increase loan production; and

     - the effects of merit increases.

We expect increases in personnel costs to continue as we continue to grow.

     Occupancy and equipment expense increased 18.9% to $3.6 million in 1998 from $3.0 million in 1997. Generally, these expenses increased because of the following factors:

     - the addition of two full service branch offices;

     - maintenance costs; and

     - the leasing of additional space at the executive office to support the increased business volume.

Presently, we plan to open five new branch offices by the end of 2000. We are also considering additional sites for future expansion. In addition, we have executed an option to purchase land where we expect to build a new executive office. We expect to occupy our new office in late 2000. Based on these facts we expect occupancy costs will continue to increase.

     Marketing expense increased $222,000 to $908,000 for 1998 from $686,000 in 1997. This increase was the result of marketing efforts to increase lending and deposits.

     Other operating expenses include miscellaneous general and administrative costs such as loan servicing, loan processing costs, business development, check processing and ATM expenses. Other operating expenses increased $1.4 million to $5.3 million for 1998 from $3.9 million for 1997. Generally, this increase was due to:

     - greater expenses relating to increased loan origination/purchase volume;

     - real estate owned expenses; and

     - increased loan servicing costs associated with the higher level of prepayments.

     Provision for Income Taxes. The provision for income taxes increased to $4.0 million in 1998 from $3.5 million in 1997 due to the increase in income before taxes. The effective tax rate was 36.5% for 1998 and 37.6% for 1997. The effective tax rate in 1998 was lower because expenses which are not deductible for tax purposes, such as amortization of intangibles, were less significant in relationship to pre-tax income compared to 1997 as a result of increased pre-tax income.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

     Net Income. Net income for 1997 was $5.8 million, or $0.75 per common share, an increase of $4.3 million from 1996. Net income for 1996 was $1.5 million, or $0.22 per common share. This increase was primarily due to the increase in net interest income and the $1.9 million after tax Savings Association Insurance Fund assessment in 1996 which was not repeated in 1997. Excluding the one-time Savings Association Insurance Fund assessment, net income for 1996 was $3.5 million, or $0.49 per common share.

     Interest Income. Total interest income grew 27.4% to $69.3 million for 1997 from $54.5 million for 1996. This growth was due to a 24.3% increase in average interest-earning assets between 1997 and 1996 and a 187.2% increase in prepayment penalties to $1.1 million in 1997 from $0.4 million in 1996. Average earning assets increased as a result of our strategy to increase assets if loans with acceptable portfolio characteristics are available. Prepayment penalties on multifamily and commercial real estate loans increased when payoffs increased in response to declining interest rates during the second half of 1997. The weighted average yield on interest-earning assets increased to 8.73% during 1997 from 8.53% during 1996. This increase in prepayment penalties accounted for 9 basis points of the 20 basis point increase. The remainder was primarily due to the increase in the weighted average rate on loans receivable. Increases in consumer and business loans relative to real estate loans caused the weighted average rate to increase.

     Interest Expense. Total interest expense increased 25.9% to $41.7 million for 1997 from $33.1 million for 1996. Interest expense increased primarily because the average balance of interest-bearing liabilities increased 24.4%. The average balance of interest-bearing liabilities grew at this rate in order to fund the growth of interest-earning assets discussed above. Our cost of funds increased to 5.53% in 1997 from 5.46% in 1996. This increase occurred as we increased our efforts to lengthen maturities on deposits and borrowings because the rates on new borrowings and new deposits were higher than the weighted average rate of interest-bearing liabilities for 1996.

     Net Interest Margin. Our net interest margin rose 14 basis points to 3.48% for 1997 from 3.34% for 1996. While overall interest rates on loans and deposits declined during 1997, we experienced increases in yields on interest-earning assets due to prepayment penalties and changes in asset mix. In addition, we experienced increased liability costs as a result of our effort to lengthen liability maturities to reduce the risk of declining net interest income from rising rates. The increased yields in 1997 more than offset the increased cost of funds.

     Provision for Loan Losses. The provision for loan losses increased 43.1% to $2.3 million in 1997 compared to $1.6 million in 1996. This increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans, including loans held for sale, increased 9.5% to $707.9 million at December 31, 1997 from $646.5 million at the same date a year earlier. The allowance for losses on loans at December 31, 1997 was $5.6 million, or 0.79% of total loans, compared to

$4.2 million, or 0.64% of total loans, at the same date in 1996. Management's estimate of the adequacy of the allowance for losses on loans is based upon an analysis of various factors. These factors include historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, and regulatory considerations.

     Noninterest Income. Total noninterest income increased 9.8% to $4.1 million in 1997 from $3.8 million in 1996. Net loan servicing income increased 7.4% to $1.3 million in 1997 from $1.2 million in 1996. The increase in net loan servicing fees was a result of our strategy to increase fee income. The portfolio of loans serviced for others increased to $1.2 billion at December 31, 1997 from $1.1 billion at the same date a year earlier. This increase was the result of securitization of $93.0 million of multifamily loans with FannieMae during the third quarter of 1997. Purchases of loan servicing rights and origination of loan servicing during 1997 approximately offset payoffs and amortization of existing loans serviced.

     Service charges on deposit accounts increased 26.7% to $716,000 in 1997 from $565,000 in 1996. The primary reason for the increase was the overall growth in deposit accounts and greater fee income derived from increased business levels in various accounts.

     Gain on sale of loans was $488,000 in 1997 compared to $203,000 in 1996. This income depends upon the amount of loans sold, secondary market pricing, and the value allocated to mortgage servicing rights. These variables were in turn directly affected by prevailing interest rates. The primary reason for the increase in these gains was the sale of residential fixed rate loans into a favorable market during the year. The proceeds of loans sold were $65.5 million during 1997 compared to $55.5 million in 1996.

     Gain on sale of securities was $92,000 in 1997 compared to $134,000 in 1996. During 1997, we sold securities with a principal balance outstanding of $16.6 million. In 1996, we sold $3.6 million of mortgage-backed securities for a gain of $134,000. We do not actively purchase mortgage-backed securities for resale. However, we monitor the existing portfolio of mortgage-backed securities for opportunities to improve the yield, manage interest rate risk, and increase profits. As a result, certain mortgage-backed securities have been sold.

     Loan option income was $320,000 in 1997 compared to $696,000 in 1996. Loan option income depends upon the amount of loans for which options are written and the price negotiated. Both of these factors are affected by market conditions. During 1997, we purchased $10.6 million of loans and sold nonrefundable options to purchase those same loans at a specified price within a specified time period. In 1996, we sold options on $16.7 million of loans that we purchased.

     Other income increased 26.7% to $1.2 million in 1997 from $972,000 in 1996. This increase was primarily due to increased fee income earned on investment services, rental income at branch office locations, and fee income from credit cards.

     Noninterest Expense. Total noninterest expense decreased 3.3% to $20.1 million in 1997 from $20.8 million in 1996. Noninterest expense in 1996 included a $2.9 million one-time assessment to recapitalize the Savings Association Insurance Fund. Increases in other expense categories in 1997 related primarily to growth in assets, increases in branch offices, and personnel.

     Personnel related expenses increased $2.0 million in 1997, or 23.1%, from 1996. This increase resulted from increased staffing due to the growth of the payment of incentives for loan and deposit production, the addition to staff for loan production, and the effects of merit increases.

     Occupancy and equipment expense increased 23.5% to $3.0 million in 1997 from $2.5 million in 1996. These increases were generally the result of the addition of full service branch offices, remodeling of certain other branch offices, and expanded space at the executive office.

     Federal deposit insurance expense decreased $3.6 million to $595,000 for 1997 from $4.2 million for 1996. This decrease was primarily a result of the one-time assessment to recapitalize the Savings Association Insurance Fund in 1996. The one-time Savings Association Insurance Fund assessment was $2.9 million and represented 65.7 basis points of deposits held as of March 31, 1995. The remaining decrease was attributable to a decline in insurance premiums paid. The Savings Association Insurance Fund recapitalization made this decline possible.

     Data processing expense decreased 26.3% to $441,000 in 1997 from $599,000 in 1996. The main reason for the decrease was the discount on processing fees from Metropolitan Bank's primary data services provider in mid-1997. This discount on fees continued until mid-1998 when fees returned to their normal range prior to the discount.

     Other operating expenses increased $424,000 to $3.9 million for 1997 from $3.5 million for 1996. This increase was primarily due to greater credit card servicing costs. These servicing costs grew as a result of the increased size of the credit card portfolio, increased depreciation on newly acquired computer technology, and increased legal fees related to delinquent loans.

     Provision for Income Taxes. The provision for income taxes increased to $3.5 million in 1997 from $1.1 million in 1996 due to the increase in income before taxes. The effective tax rate was 37.6% for 1997 and 41.6% for 1996. The effective tax rate in 1997 was significantly lower because expenses which are not deductible for tax purposes, such as amortization of intangibles, were less significant in relationship to pre-tax income compared to 1996. The relationship was less significant as a result of the unfavorable effect the one-time assessment to recapitalize the Savings Association Insurance Fund had on pre-tax income in 1996. This more than offset the fact that we incurred significant state income tax and were subject to a higher federal tax rate in 1997 for the first time.

ASSET QUALITY

     Nonperforming Assets. Our goal is to maintain high quality loans in the loan portfolio through conservative lending policies and prudent underwriting. We undertake detailed reviews of the loan portfolio regularly to identify potential problem loans or trends early and to provide for adequate estimates of potential losses. In performing these reviews, management considers, among other things, current economic conditions, portfolio characteristics, delinquency trends, and historical loss experiences. We normally consider loans to be nonperforming when payments are 90 days or more past due or when the loan review analysis indicates that repossession of the collateral may be necessary to satisfy the loan. In addition, a loan is considered impaired when, in management's opinion, it is probable that the borrower will be unable to meet the contractual terms of the loan. When loans are classified as nonperforming, we assess the collectibility of the unpaid interest. Interest determined to be uncollectible is reversed from interest income. Future interest income is recorded only if the loan principal and interest due is considered collectible and is less than the estimated fair value of the underlying collateral.

     The table below provides the amounts and categories of our nonperforming assets as of the dates indicated. At December 31, 1998, all loans classified as impaired were also classified as nonperforming.

                                                          DECEMBER 31,
                                                   ---------------------------
                                                    1998       1997      1996
                                                   -------    ------    ------
                                                     (DOLLARS IN THOUSANDS)
Nonaccrual loans.................................  $12,231    $2,763    $4,923
Loans past due greater than 90 days, still
  accruing.......................................      460       384       271
                                                   -------    ------    ------
          Total nonperforming loans..............   12,691     3,147     5,194
Real estate owned................................    5,534     2,037       177
                                                   -------    ------    ------
          Total nonperforming assets.............  $18,225    $5,184    $5,371
                                                   =======    ======    ======
Nonperforming loans to total loans...............    1.23%      0.44%     0.80%
Nonperforming assets to total assets.............    1.34%      0.56%     0.70%

     Nonperforming assets increased $13.0 million to $18.2 million at December 31, 1998 from the prior year. Nonperforming loans increased in four areas: commercial real estate, construction and land development, business loans, and consumer loans. Real estate owned increased $3.5 million because we acquired two properties in December.

     Nonperforming commercial real estate loans increased $5.9 million due to three loans including a $4.0 million loan financing a waterpark in Southern California. This loan and one other are bridge loans, a program we are no longer actively marketing. Based on appraisals and other current estimates of value, we do not anticipate losses on these three loans.

     Nonperforming construction and land development loans increased $1.8 million due to two borrowers. The largest loan is a $1.3 million land development loan for residential lots that has experienced slower than anticipated lot sales. The remaining loans are model home construction loans. Based on appraised values and current market research, we do not anticipate losses on these two loans.

     Nonperforming business loans increased $1.5 million due to five loans. This increase is consistent with the growth in this business line. We began making business loans in 1995. From 1996 to 1997, business loans grew $34.0 million to $57.5 million. In 1998, business loans grew another $24.8 million to $82.3 million. Total nonperforming business loans are $1.7 million or 2.1% of that loan category. Unlike the real estate secured lending which comprises over 80% of our loan portfolio, business loans often depend on the successful operation of the business or depreciable collateral. Therefore, we expect nonperforming loans and losses to be higher for business loans than for real estate loans. Management currently estimates probable losses on these five loans at $900,000. We have allocated a part of the allowance for loan losses to this estimate until the actual loss is determined and charged-off. We are aggressively pursuing collection of all nonperforming loans.

     Nonperforming consumer loans have increased $500,000 to $2.5 million at December 31, 1998. Nonperforming consumer loans represent 2.5% of the consumer portfolio. The increase in these loans is primarily attributable to subprime lending. We began subprime lending in 1997. These loans typically exhibit higher delinquency rates than other consumer loans but provide a greater yield to compensate for these costs of delinquency and collection. These loans accounted for $240,000 or 29.7% of consumer loan charge-offs in 1998. The aggregate balance of the subprime portfolio at December 31, 1998 was $10.2 million or less than one percent of total loans. All consumer loans that are delinquent 120 days or more are 100% covered by loan insurance or included in the allowance for loan losses in an amount equal to the estimated loss for that loan.

     In December 1998, we acquired a motel in Northeastern Ohio and a marina in California. We transferred the loans related to these properties to real estate owned. We adjusted the loans to their estimated fair value of $3.4 million and $1.3 million, respectively, at the time of acquisition. We are actively pursuing the sale of both properties. We do not anticipate further losses.

     In addition to the nonperforming assets included in the table above, we identify potential problem loans which are still performing but have a weakness which causes us to classify those loans as substandard for regulatory purposes. There was $3.1 million of potential problem loans in our portfolio at December 31, 1998. Seven loans secured by multifamily and commercial real estate are $1.8 million of this amount.

     Allowance for Losses on Loans. The provision for loan losses and allowance for losses on loans is based on an analysis of individual loans, prior loss experience, growth in the loan portfolio, changes in the mix of the loan portfolio and other factors including current economic conditions. The following table provides an analysis of the allowance for losses on loans at the dates indicated.

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       1998      1997      1996
                                                      ------    ------    ------
                                                        (DOLLARS IN THOUSANDS)
Balance at beginning of period......................  $5,622    $4,175    $2,765
Charge-Offs:
One- to four-family.................................       5        32        22
Multifamily.........................................      39       494       119
Commercial real estate..............................      --        --        --
Construction and land...............................      --        --        --
Consumer............................................     809       363        95
Business............................................     565        10        --
                                                      ------    ------    ------
          Total charge-offs.........................   1,418       899       236
                                                      ------    ------    ------
Recoveries:
One- to four-family.................................      25        --        --
Multifamily.........................................      13        --        --
Commercial real estate..............................      --        --        --
Construction and land...............................      --        --        --
Consumer............................................      17         6        11
Business............................................      --        --        --
                                                      ------    ------    ------
          Total recoveries..........................      55         6        11
                                                      ------    ------    ------

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       1998      1997      1996
                                                      ------    ------    ------
                                                        (DOLLARS IN THOUSANDS)
Net charge-offs.....................................   1,363       893       225
Provision for loan losses...........................   2,650     2,340     1,635
                                                      ------    ------    ------
Balance at end of period............................  $6,909    $5,622    $4,175
                                                      ======    ======    ======
Net charge-offs to average loans....................   0.16%      0.13%     0.04%
Provision for loan losses to average loans..........   0.31%      0.35%     0.28%
Allowance for losses on loans to total nonperforming
  loans at end of period............................  54.44%    178.68%    80.38%
Allowance for losses on loans to total loans at end
  of period.........................................   0.66%      0.79%     0.64%

     In 1998, loans receivable increased 46.0% in 1998 to $1.0 billion while the allowance for losses on loans increased only 22.9% to $6.9 million. We considered the following factors in determining that this level of allowance for losses on loans was adequate.

     - Loan concentrations for each year are similar. In 1998 and 1997, real estate secured approximately 83% of the loan portfolio. Commercial real estate loans were approximately 21% of the portfolio in both years. Multifamily loans have increased to 31% of the portfolio at December 1998 compared to 22% a year earlier.

     - Average loan sizes remain relatively small for multifamily and commercial real estate loans. As a result, the risk of loss is spread among many borrowers and properties. The average loan size for a multifamily loan was $534,000 at December 1998 compared to $543,000 a year earlier. The average loan size for a commercial real estate loan was $618,000 at December 1998 compared to $677,000 a year earlier.

     - Historical charge-off experience on real estate loans has not been significant.

     - We separately evaluated individual nonperforming loans for the adequacy of collateral values. Although we consider several of these loans to be individually large because they exceed $1 million, we were able to determine that our principal balance is well secured. We reached this determination by reviewing current or updated appraisals, brokers' price opinions, and other market surveys.

     - Consumer loan charge-offs continued to increase. This increase was due primarily to subprime lending. We are not currently expanding subprime lending. The current balance in this portfolio is $10.2 million.

     - Business loan charge-offs increased in 1998. We expect business loan charge-offs to continue to grow as our emphasis in this area causes the portfolio to grow.

     After careful consideration of all of these factors, we concluded that it was necessary to increase the allowance for loan losses but not at the same rate that loans increased during 1998. Therefore, the provision for loan losses was increased 13.2% to $3.0 million in 1998 which resulted in an increase in the allowance for loan losses of $1.3 million.

COMPARISON OF DECEMBER 31, 1998 AND DECEMBER 31, 1997 FINANCIAL CONDITION

     Total assets amounted to $1.4 billion at December 31, 1998 compared to $925.0 million at December 31, 1997. Total assets increased $438.4 million, or 47.4%. The increase in assets was funded primarily with deposit growth of $313.6 million, increased borrowings of $79.6 million, and the issuance of $27.8 million in preferred securities by a new, wholly owned subsidiary of Metropolitan named Metropolitan Capital Trust I. Asset growth in 1998 was greater than usual because both capital and quality assets were available. Although we do not expect asset growth to continue at this rate, we expect it to be approximately 20% over the next several years.

     Securities available for sale increased by $17.8 million to $19.4 million at December 31, 1998 from $1.7 million the prior year. This increase was primarily due to our purchase of $7.5 million of FreddieMac preferred stock and a $9.9 FannieMae medium term note. Securities available for sale are primarily maintained to meet the liquidity maintenance requirement of our subordinated notes maturing January 1, 2005 and to meet regulatory liquidity requirements.

     Securities held to maturity increased $11.5 million to $16.2 million at December 31, 1998 from $4.7 million at December 31, 1997. This increase was primarily due to our purchase of $14.8 million of tax exempt municipal bonds and $1.4 million of revenue bonds which were offset by the early redemption of $4.7 million of tax-exempt bonds.

     Mortgage-backed securities increased $55.1 million to $198.3 million at December 31, 1998 from $143.2 million a year earlier. Our securitization of commercial real estate loans of $101.0 million and purchases of $45.7 million of mortgage-backed securities were partially offset by repayments of $46.3 million of mortgage-backed securities and sales of $43.2 million of mortgage-backed securities. In December 1998, we completed the securitization of $101.0 million of commercial real estate loans with a private issuer in a structure that used an insurance policy to assume all credit risk. We expect to consider similar transactions in the future because they improve our credit risk profile by converting whole loans to mortgage-backed securities. In addition, these transactions provide high quality collateral for wholesale borrowings.

     Loans receivable, including loans held for sale, increased $325.4 million, or 46.0%, to $1.0 billion. This increase was consistent with our overall strategy of increasing assets while adhering to prudent underwriting standards and preserving our "adequately capitalized" status.

     We experienced the following increases by loan category:

     - multifamily -- $143.0 million;

     - commercial real estate loans -- $62.2 million;

     - one- to four-family loans -- $37.7 million;

     - consumer loans -- $33.1 million;

     - business loans -- $24.8 million; and

     - construction and land loans (net of loans in process) -- $21.0 million.

     Premises and equipment increased $5.2 million, or 37.2%, to $19.1 million. This increase was primarily the result of our opening two branch offices in 1998, the purchase of computer hardware and software, and the acquisition of land for new branch offices. We have executed an option to purchase land for a new executive office. We plan to begin construction during 1999 for occupancy late in 2000. We continue to evaluate sites for future branch office expansion.

     Other assets include a $1.0 million investment in a limited partnership which services real estate loans. The loans in the partnership's servicing portfolio prepaid more quickly during 1998 than in 1997. If these prepayments increase or remain at current levels for a long period of time, the full value of this asset might not be realized.

     Deposits totaled $1.1 billion at December 31, 1998, an increase of $313.6 million, or 42.5%, from December 31, 1997. This increase resulted from management's marketing efforts, growth at newer branch offices, a $108.6 million increase in out-of-state time deposits primarily from financial institutions, and increased custodial checking balances.

     Borrowings increased $79.6 million to $215.5 million at December 31, 1998, from $135.9 million at December 31, 1997. This increase was the result of our increased use of Federal Home Loan Bank advances and reverse repurchase agreements to fund asset growth not funded by the increased balance of deposits.

     During 1998, Metropolitan's wholly owned subsidiary, Metropolitan Capital Trust I, issued $27.8 million of 8.60% cumulative trust preferred securities. This subsidiary invested the proceeds of the offering in 8.60% junior subordinated debentures of Metropolitan. The proceeds from these securities were used to retire our 10.0% subordinated notes scheduled to mature December 31, 2001 and to fund capital contributions to Metropolitan Bank during 1998 to support asset growth.

     Shareholders' equity increased $5.9 million, or 16.3%, to $42.6 million, due largely to the retention of net income.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity. The term "liquidity" refers to our ability to generate adequate amounts of cash for funding loan originations, loan purchases, deposit withdrawals, maturities of borrowings and operating expenses. Our primary sources of internally generated funds are principal repayments and payoffs of loans, cash flows from operations, and proceeds from sales of assets. External sources of funds include increases in deposits and borrowings and public or private offerings by Metropolitan.

     In addition to debt or equity offerings, the primary source of funds for Metropolitan, at the holding company level, is dividends from Metropolitan Bank. The payment of these dividends are subject to restrictions imposed by federal bank regulatory agencies. At December 31, 1998, Metropolitan had liquid assets of $2.1 million and had $4.0 million available to borrow on its commercial bank line of credit. Currently, Metropolitan primarily uses funds for interest payments on its existing debt. The covenants associated with its subordinated notes maturing January 1, 2005 require Metropolitan to maintain liquid assets sufficient to pay six months interest, or approximately $675,000. Metropolitan could also use funds for additional capital contributions to Metropolitan Bank, other operating expenses, purchase of investment securities, or the acquisition of other assets.

     Sources of funds for Metropolitan Bank such as loan repayments and deposits flows, are greatly influenced by prevailing interest rates, economic conditions and competition. Other sources of funds such as borrowings and maturities of securities are more reliable or predictable. Metropolitan Bank currently has a $60 million cash management line of credit with the Federal Home Loan Bank. This line of credit is available to meet liquidity needs. As of December 31, 1998, the balance on this line was $28.4 million. We regularly review cash flow needs to fund operations. We believe that the resources described above are adequate to meet our requirements for the foreseeable future.

     When evaluating sources of funds, we consider the cost of various alternatives such as local retail deposits, Federal Home Loan Bank advances, and other wholesale borrowings. One option we have considered and used in the past has been the acceptance of out-of-state time deposits from individuals and entities, predominantly financial institutions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. We do not accept these deposits through brokers. At December 31, 1998, approximately $166.3 million of certificates of deposits, or 15.8% of our total deposits, were held by these individuals and entities. If we were unable to replace these deposits upon maturity, our liquidity could be adversely affected. We monitor these maturities to attempt to minimize any potential adverse effect on liquidity.

     At December 31, 1998, $129.4 million, or 18.0%, of our certificates of deposits were in the form of accounts of $100,000 and over. If a large number of these certificates of deposits matured at approximately the same time and were not renewed, our liquidity could be adversely affected. We monitor maturities regularly to attempt to minimize any potential adverse effect on liquidity.

     Historically, Metropolitan Bank has been subject to a regulatory liquidity requirement. In November 1997, liquidity regulations were changed significantly. These new regulations require Metropolitan Bank to maintain liquid assets equal to at least 4% of Metropolitan Bank's liquidity base on a monthly basis. Liquid assets generally include all unpledged cash in banks, investment securities maturing within five years, and securities issued by the Government National Mortgage Association ("GNMA"), FannieMae, or FreddieMac regardless of maturity. The liquidity base includes amounts due banks and deposits and borrowings maturing in less than one year. The Bank's liquidity ratio for December 1998 was 5.04%.

     Capital. Our total shareholders' equity at December 31, 1998 was $42.6 million, an increase of $5.9 million, or 16.3%, from equity of $36.7 million at December 31, 1997. This increase was due to net income of $6.8 million and a decrease in unrealized gains on securities available for sale, net of tax, of $811,000. No dividends were paid in 1998, 1997 or 1996. The terms of our subordinated notes maturing January 1, 2005 and the commercial bank line of credit prohibit the payment of dividends unless tangible equity divided by total assets is greater than 7.0%. In 1998, Metropolitan's wholly owned subsidiary, Metropolitan Capital Trust I, issued $27.8 million of 8.60% cumulative trust preferred securities. Sources of future capital could include, but would not be limited to, our earnings or additional offerings of debt or equity securities.

     The Office of Thrift Supervision imposes capital requirements on savings associations. Savings associations are required to meet three minimum capital standards. These standards are a leverage requirement, a tangible capital requirement, and a risk-based capital requirement.

     These standards must be no less stringent than those applicable to national banks. In addition, the Office of Thrift Supervision is authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The Office of Thrift Supervision leverage requirement expressly requires that savings associations maintain core capital in an amount not less than 3% of adjusted total assets. The Office of Thrift Supervision has taken the position, however, that the prompt corrective action regulations have effectively raised the leverage ratio requirement for all but the most highly rated savings associations to 4%. Core capital is defined to include shareholders' equity less intangibles other than qualifying supervisory goodwill and certain qualifying intangibles, less investments in subsidiaries engaged in activities not permissible for national banks.

     Under the tangible capital requirement, savings associations must maintain tangible capital in an amount equal to at least 1.5% of adjusted total assets. Tangible capital is defined as core capital less all intangible assets, except a limited amount of qualifying purchased mortgage servicing rights. Adjusted total assets, for the purpose of the tangible capital ratio, include total assets less all intangible assets except qualifying purchased mortgage servicing rights.

     The risk-based capital requirement is calculated based on the risk weight assigned to on-balance sheet assets and off-balance sheet commitments. Risk weights range from 0% to 100% of the book value of the asset and are based upon the risk inherent in the asset. The risk weights assigned by the Office of Thrift Supervision for principal categories of assets are:

     - 0% for cash and securities issued by the U.S. Government or unconditionally backed by the full faith and credit of the U.S. Government;

     - 20% for securities, other than equity securities, issued by U.S. Government sponsored agencies, and for mortgage-backed securities issued by, or fully guaranteed as to principal and interest, by FannieMae or FreddieMac except for those classes with residual characteristics or stripped mortgage-related securities;

     - 50% for the following loans:

        - prudently underwritten permanent one-to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to that ratio by an insurer approved by FannieMae or FreddieMac;

        - certain qualifying multifamily first lien mortgage loans;

        - residential construction loans; and

     - 100% for all other loans and investments, including consumer loans, commercial loans, repossessed assets, and loans more than 90 days delinquent.

     The risk-based requirement mandates total capital of 8.0% of risk-weighted assets. Total capital consists of core capital and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital as well as general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital.

     The Bank's regulatory capital ratios at December 31, 1998 were in excess of the capital requirements specified by the Office of Thrift Supervision regulations as shown by the following table:

                             TANGIBLE             CORE            RISK-BASED
                              CAPITAL            CAPITAL            CAPITAL
                          ---------------    ---------------    ---------------
                                         (DOLLARS IN THOUSANDS)
CAPITAL AMOUNT:
  Actual................  $84,935    6.26%   $85,113    6.27%   $89,086    8.22%
  Required..............   20,361    1.50%    54,296    4.00%    86,731    8.00%
                          -------    ----    -------    ----    -------    ----
  Excess................  $64,574    4.76%   $30,817    2.27%   $ 2,355    0.22%
                          =======    ====    =======    ====    =======    ====

     The Bank is also subject to the capital adequacy requirements under the Federal Deposit Insurance Corporation Improvement Act of 1991. The additional capital adequacy ratio imposed on Metropolitan Bank in this evaluation is the Tier 1 risk-based capital ratio which at December 31, 1998 was 7.85% compared to the required ratio of 4%.

     The Bank's primary sources of capital are the earnings of Metropolitan Bank and additional capital investments from Metropolitan. Our strategy is to contribute additional capital to Metropolitan Bank as growth occurs to maintain risk-based capital at "adequately capitalized" levels as defined by the Office of Thrift Supervision regulations. We believe that under current regulations, Metropolitan Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond our control, such as increases in interest rates or a downturn in the economy, could adversely affect future earnings and, consequently, the ability of Metropolitan Bank to meet its future capital requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Metropolitan, like other financial institutions, is subject to market risk. Market risk is the risk that a company can suffer economic loss due to changes in the market values of various types of assets or liabilities. As a financial institution, we make a profit by accepting and managing various types of risks. The most significant of these risks are credit risk and interest rate risk. See "-- Asset Quality" for a comprehensive discussion of credit risk. The principal market risk for us is interest rate risk. Interest rate risk is the risk that changes in market interest rates will cause significant changes in net interest income because interest-bearing assets and interest-bearing liabilities mature at different intervals and reprice at different times.

     We manage interest rate risk in a number of ways. Some of the tools used to monitor and quantify interest rate risk include:

     - annual budgeting process;

     - quarterly review of certificate of deposit maturities by day;

     - monthly forecast of balance sheet activity;

     - monthly review of listing of liability rates and maturities by month;

     - monthly shock report of effect of sudden interest rate changes on net interest income;

     - monthly shock report of effect of sudden interest rate changes on net value of portfolio equity; and

     - monthly analysis of rate and volume changes in historic net interest income.

     We have established an asset and liability committee to monitor interest rate risk. This committee is made up of senior officers from finance, lending and deposit operations. The committee meets at least quarterly, reviews our current interest rate risk position, and determines strategies to pursue for the next quarter. The activities of this committee are reported to the Board of Directors of Metropolitan Bank quarterly. Between meetings the members of this committee are involved in setting rates on deposits, setting rates on loans and serving on loan committees where they work on implementing the established strategies.

     During 1997 and 1998, like many financial institutions, we had exposure to potential declines in net interest income from rising interest rates. This is because Metropolitan has had more short-term interest rate sensitive liabilities than short-term interest rate sensitive assets. One of the ways we monitor interest rate risk quantitatively is to measure the potential change in net interest income based on various immediate changes in market interest rates. The following table shows the change in net interest income for immediate sustained parallel shifts of 1% and 2% in market interest rates as of the end of the last two years.

                                              EXPECTED CHANGE IN NET INTEREST INCOME
                                              --------------------------------------
          CHANGE IN INTEREST RATE             DECEMBER 31, 1998    DECEMBER 31, 1997
          -----------------------             -----------------    -----------------
+2%.........................................         -19%                 -19%
+1%.........................................         -10%                  -9%
-1%.........................................          +9%                  +8%
-2%.........................................         +18%                 +17%

     The change in net interest income from a change in market rates is a short-term measure of interest rate risk. The results above indicate that we have a significant short-term exposure to rising rates but that the exposure has remained at a stable level over the past year.

     Another quantitative measure of interest rate risk is the change in the market value of all financial assets and liabilities based on various immediate sustained shifts in market interest rates. This concept is also known as net portfolio value and is the methodology used by the Office of Thrift Supervision in measuring interest rate risk. The following table shows the change in net portfolio value for immediate sustained parallel shifts of 1% and 2% in market interest rates as of the end of the last two years.

                                              EXPECTED CHANGE IN NET PORTFOLIO VALUE
                                              --------------------------------------
          CHANGE IN INTEREST RATE             DECEMBER 31, 1998    DECEMBER 31, 1997
          -----------------------             -----------------    -----------------
+2%.........................................         -39%                 -17%
+1%.........................................         -20%                  -8%
-1%.........................................         +25%                  +7%
-2%.........................................         +55%                 +18%

     The change in net portfolio value is a long-term measure of interest rate risk. It assumes that no significant changes in assets or liabilities held would take place if there were a sudden change in interest rates. Because we monitor interest rate risk regularly and actively manage that risk, these projections serve as a worst case scenario assuming no reaction to changing rates. The results above indicate an increase in interest rate risk over the past year because they are measuring long-term interest rate risk.

     Our strategies to limit interest rate risk from rising interest rates are as follows:

     - originate one- to four-family adjustable rate loans for the portfolio;

     - originate one- to four-family fixed rate loans for sale;

     - originate the majority of business loans to float with prime rates;

     - increase core deposits which have low interest rate sensitivity;

     - increase certificates of deposit with maturities over one year;

     - borrow funds with maturities greater than a year; and

     - increase the volume of loans serviced since they rise in value as rates rise.

     We also follow strategies that increase interest rate risk in limited ways including:

     - originating and purchasing fixed rate multifamily and commercial real estate loans limited to ten year maturities; and

     - originating and purchasing fixed rate consumer loans with terms from two to fifteen years.

     The result of these strategies taken together is that Metropolitan has taken on long-term interest rate risk by adding some ten year fixed rate loans and financing those loans with certificates of deposit and borrowings with terms from one to five years. We made a conscious decision to add this long-term interest rate risk during 1998 because these loans met our credit quality, rate, and geographic diversity requirements.

     The Bank's level of interest rate risk as of December 31, 1998, was above limits previously established by Metropolitan Bank's Board of Directors for rising interest rate scenarios. However, we feel that the current level of interest rate risk is acceptable for several reasons. The risk is weighted toward the long-term where changes in assets and liabilities can be made if rates do rise. We have a history of growth of 20% to 30% in assets over the past five years. As long as growth can be maintained at 20% per year interest rate risk can be rapidly diluted by growth in short term and adjustable rate assets funded by long term liabilities. We feel that the likelihood of large increases in market rates is low at this time. An analysis of the average quarterly change in the Treasury yield curve from 1988 to 1997 indicates that a parallel curve shift of 1.5% or more is an event that has less than a 0.1% chance of occurrence. In addition, the asset and liability committee has developed strategies designed to reduce our exposure to rising interest rates. Metropolitan Bank's Board of Directors approved new interest rate risk limits which are more reflective of Metropolitan Bank's current interest rate risk strategy. The Bank is in compliance with the revised interest rate risk limits. Management anticipates that the current level of interest rate risk will be maintained or will decline modestly in 1999.

     We are also aware that any method of measuring interest rate risk including the two used above has certain shortcomings. For example, certain assets and liabilities may have similar maturities or repricing dates but their repricing rates may not follow the general trend in market interest rates. Also, as a result of competition, the interest rates on certain assets and liabilities may fluctuate in advance of changes in market interest rates while rates on other assets and liabilities may lag market rates. In addition, any projection of a change in market rates requires that prepayment rates on loans and early withdrawal of certificates of deposits be projected and those projections may be inaccurate. We focus on the change in net interest income and the change in net portfolio value as a result of immediate and sustained parallel shifts in interest rates as a balanced approach to monitoring interest rate risk when used with budgeting and the other tools noted above.

     At the present time we do not hold any trading positions, foreign currency positions, or commodity positions. Equity investments are approximately 1% of assets and half of that amount is held in Federal Home Loan Bank stock which can be sold to the Federal Home Loan Bank of Cincinnati at par. Therefore, we do not consider any of these areas to be a source of significant market risk.

YEAR 2000

     The year 2000 issue refers to computer programs being written using two digits rather than four to define an applicable year. A company's hardware, date driven automated equipment or computer programs that have a two digit field to define the year may recognize a date using "00" as the year 1900 rather than the year 2000. This faulty recognition could result in a system failure, disruption of operations, or inaccurate information or calculations. Similar to other companies, we face the challenge of ensuring that all of our computer related functions will work properly from the year 2000 and beyond.

     We completed the assessment and planning phases, and substantially completed the remediation and testing phases, of our year 2000 program by December 31, 1998. By June 30, 1999, we will complete the testing and remediation of our internal equipment and software. However, we expect to retest our equipment and software during the remainder of 1999. As part of our year 2000 program, we have fully upgraded and tested our computer systems which service the majority of our customers accounts. As a result of these upgrades, we believe that these systems are year 2000 ready. During the first quarter of 1999, we will test our supporting systems. We believe that all of these internal components will be adequate to provide quality service to our customers without interruption by January 1, 2000. In addition, we are continuing our efforts to test our interface systems with third parties. We expect to complete this testing by September 1999.

     In addition to internal resources, we are utilizing external resources to implement our year 2000 program. We have contracted with outside consultants to verify our assessment of our year 2000 problems and to assist us with our remediation efforts.

     We may experience an increase in problem loans and credit losses if borrowers fail to respond to year 2000 issues. In addition, higher funding costs may result if consumers react to publicity about the issue by withdrawing deposits. In response to these concerns, we formed a task force. The task force has conducted a survey of significant credit customers to determine their year 2000 readiness and to evaluate the level of potential credit risk to us. These customers have assured us that they are or will be year 2000 compliant. We have also implemented a customer awareness program to provide deposit customers with an understanding of our year 2000 readiness.

     On an ongoing basis, we are contacting our key suppliers and third parties with whom we conduct business to determine their year 2000 readiness. We have put in place a program to monitor third party progress on year 2000 issues during 1999. Despite our efforts, we can make no assurances that the critical third parties with which we do business will adequately address their year 2000 issues. If our suppliers and customers are not year 2000 compliant by January 1, 2000, their noncompliance could materially affect our business, results of operations and financial condition.

     We believe that our worst case scenario involves the inability of electric utility companies to service our various offices due to year 2000 problems. If the electric utility companies cannot provide power to a significant number of our offices, our business and operations could be materially disrupted.

     We are in the process of developing contingency plans that focus on reducing any disruption that might be created by third parties with whom we do business being year 2000 noncompliant. We have also created a task force to document and test a business resumption plan. This plan is anticipated to be in place and tested by September 30, 1999.

     In management's opinion, any incremental costs or potential loss of revenues would not have a material impact on our financial condition, operations, or cash flows. To date, we have spent $34,000 for incremental services directly related to ensuring year 2000 readiness. In addition, we have spent $110,000 to upgrade computer hardware and software in 1998, which was necessary to ensure year 2000 readiness. We expect to spend an additional $200,000 in the first half of 1999 to finalize upgrades to computer hardware and software to be year 2000 ready.

RECENT ACCOUNTING DEVELOPMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities." Statement of Financial Accounting Standard No. 133 addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts, and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all fiscal years beginning after June 15, 1999.

     In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 134 "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." Statement of Financial Accounting Standard No. 134 will, in 1999, allow mortgage loans held for sale that are securitized to be classified as trading, available for sale, or in certain circumstances held to maturity. Currently, these must be classified as trading. We do not expect these statements to have a material effect on the Company's consolidated financial position or results of operation.

IMPACT OF INFLATION AND CHANGING PRICES

     The consolidated financial statements and notes included in this prospectus have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars without consideration of changes in relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations.

     In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation and in monetary and fiscal policies. Our ability to match the interest rate sensitivity of our financial assets to the interest sensitivity of our financial liabilities in our asset/liability management may tend to minimize the effect of changes in interest rates on our financial performance.

FORWARD LOOKING STATEMENTS

     Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to Metropolitan or its management are intended to identify such forward looking statements. Metropolitan's actual results, performance, or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Metropolitan Financial Corp.
Mayfield Heights, Ohio

     We have audited the accompanying consolidated statements of financial condition of Metropolitan Financial Corp. as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Financial Corp. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          Crowe, Chizek and Company LLP

Cleveland, Ohio
February 12, 1999

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1998 AND 1997

                                                          1998            1997
                                                     --------------   ------------
ASSETS
Cash and due from banks............................  $   19,810,617   $ 14,152,785
Interest-bearing deposits in other banks...........       9,275,257      1,961,183
Securities purchased under resale agreements.......                      6,396,720
                                                     --------------   ------------
  Cash and cash equivalents........................      29,085,874     22,510,688
Securities available for sale......................      19,443,264      1,705,879
Securities held to maturity........................      16,217,406      4,740,000
Mortgage-backed securities available for sale......     198,295,290    143,166,654
Loans held for sale................................      15,016,632     14,230,130
Loans receivable, net..............................   1,018,270,921    693,654,608
Federal Home Loan Bank stock, at cost..............       6,053,900      5,349,700
Accrued interest receivable........................       8,678,479      5,752,161
Premises and equipment, net........................      19,113,869     13,927,911
Real estate owned, net.............................       5,534,229      2,037,465
Intangible assets..................................       2,723,880      2,986,539
Loan servicing rights..............................      13,412,167      9,223,974
Prepaid expenses and other assets..................      11,587,703      5,698,912
                                                     --------------   ------------
     Total assets..................................  $1,363,433,614   $924,984,621
                                                     ==============   ============
LIABILITIES
Noninterest-bearing deposits.......................  $   63,716,544   $ 46,234,027
Interest-bearing deposits..........................     987,640,170    691,547,834
Borrowings.........................................     215,485,780    135,869,673
Accrued interest payable...........................       5,511,306      3,272,815
Other liabilities..................................      20,685,291     11,399,016
                                                     --------------   ------------
     Total liabilities.............................   1,293,039,091    888,323,365
                                                     --------------   ------------
Guaranteed preferred beneficial interests in the
  Corporation's junior subordinated debentures.....      27,750,000

SHAREHOLDERS' EQUITY
Preferred stock, 10,000,000 shares authorized
Common stock, no par value, 10,000,000 shares
  authorized, 7,756,393 shares issued and
  outstanding
Additional paid-in capital.........................      18,505,174     11,101,383
Retained earnings..................................      23,660,349     24,269,873
Accumulated other comprehensive income.............         479,000      1,290,000
                                                     --------------   ------------
     Total shareholders' equity....................      42,644,523     36,661,256
                                                     --------------   ------------
       Total liabilities and shareholders'
          equity...................................  $1,363,433,614   $924,984,621
                                                     ==============   ============

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998          1997          1996
                                                              -----------   -----------   -----------
INTEREST INCOME
Interest and fees on loans..................................  $74,059,415   $61,230,083   $50,267,618
Interest on mortgage-backed securities......................    8,894,573     6,946,824     2,890,437
Interest and dividends on other investments.................    2,774,186     1,169,208     1,293,828
                                                              -----------   -----------   -----------
    Total interest income...................................   85,728,174    69,346,115    54,451,883
                                                              -----------   -----------   -----------
INTEREST EXPENSE
Interest on deposits........................................   42,536,460    34,120,452    28,131,837
Interest on borrowings......................................    9,614,062     7,582,855     4,984,212
Interest on junior subordinated debentures..................    1,633,454
                                                              -----------   -----------   -----------
    Total interest expense..................................   53,783,976    41,703,307    33,116,049
                                                              -----------   -----------   -----------
NET INTEREST INCOME.........................................   31,944,198    27,642,808    21,335,834
Provision for loan losses...................................    2,650,000     2,340,000     1,635,541
                                                              -----------   -----------   -----------
Net interest income after provision for loan losses.........   29,294,198    25,302,808    19,700,293
                                                              -----------   -----------   -----------
NONINTEREST INCOME
Net gain on sale of loans...................................    3,452,612       488,104       202,621
Loan servicing income, net..................................      788,305     1,292,719     1,203,779
Service charges on deposit accounts.........................      905,659       715,657       564,654
Net gain on sale of securities..............................       70,033        92,338       133,706
Loan option income..........................................      388,006       320,464       695,798
Loan credit discount income.................................      137,104
Other operating income......................................    1,574,844     1,231,524       972,057
                                                              -----------   -----------   -----------
    Total noninterest income................................    7,316,563     4,140,806     3,772,615
                                                              -----------   -----------   -----------
NONINTEREST EXPENSE
Salaries and related personnel costs........................   13,668,661    10,671,192     8,669,705
Occupancy and equipment expense.............................    3,618,751     3,044,220     2,464,926
Federal deposit insurance premiums..........................      688,037       595,268     4,211,869
Marketing expense...........................................      907,831       685,954       694,898
State franchise taxes.......................................      622,762       542,577       461,127
Data processing expense.....................................      491,604       441,335       599,150
Amortization of intangibles.................................      262,659       262,659       255,720
Other operating expenses....................................    5,261,961     3,905,522     3,481,610
                                                              -----------   -----------   -----------
    Total noninterest expense...............................   25,522,266    20,148,727    20,839,005
                                                              -----------   -----------   -----------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM...........   11,088,495     9,294,887     2,633,903
Provision for income taxes..................................    4,049,000     3,492,000     1,095,000
                                                              -----------   -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM............................    7,039,495     5,802,887     1,538,903
                                                              -----------   -----------   -----------
Extraordinary item..........................................     (245,228)
NET INCOME..................................................  $ 6,794,267   $ 5,802,887   $ 1,538,903
                                                              ===========   ===========   ===========
Basic earnings per share:
  Before extraordinary item.................................  $      0.91   $      0.75   $      0.22
  Extraordinary item........................................         0.03
                                                              -----------   -----------   -----------
Basic earnings per share....................................  $      0.88   $      0.75   $      0.22
                                                              ===========   ===========   ===========
Diluted earnings per share:
  Before extraordinary item.................................  $      0.90   $      0.75   $      0.22
  Extraordinary item........................................         0.03
                                                              -----------   -----------   -----------
  Diluted earnings per share................................  $      0.87   $      0.75   $      0.22
                                                              ===========   ===========   ===========
Weighted average shares for basic earnings per share........    7,756,393     7,756,393     7,023,064
Effect of dilutive stock options............................       82,412        12,899
                                                              -----------   -----------   -----------
Weighted average shares for diluted earnings per share......    7,838,805     7,769,292     7,023,064
                                                              ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                        ACCUMULATED
                                           ADDITIONAL                      OTHER           TOTAL
                                  COMMON     PAID-IN      RETAINED     COMPREHENSIVE   SHAREHOLDERS'
                                  STOCK      CAPITAL      EARNINGS        INCOME          EQUITY
                                  ------   -----------   -----------   -------------   -------------
BALANCE JANUARY 1, 1996.........  $ 100    $ 7,801,283   $16,928,083    $  736,949      $25,466,415
Comprehensive income:
  Net income....................                           1,538,903                      1,538,903
  Change in unrealized gain on
    securities, net of tax and
    net of reclassification of
    gain of $88,000 from net
    income......................                                           (60,949)         (60,949)
                                                                                        -----------
    Total comprehensive
      income....................                                                          1,477,954
  Issuance of 400,000 shares of
    Common stock................             3,300,000                                    3,300,000
  Change in stated value of
    common stock................   (100)           100                                           --
                                  -----    -----------   -----------    ----------      -----------
BALANCE DECEMBER 31, 1996.......            11,101,383    18,466,986       676,000       30,244,369
Comprehensive income:
  Net income....................                           5,802,887                      5,802,887
  Change in unrealized gain on
    securities, net of tax and
    net of reclassification of
    gain of $60,000 from net
    income......................                                           614,000          614,000
                                                                                        -----------
    Total comprehensive
      income....................                                                          6,416,887
                                  -----    -----------   -----------    ----------      -----------
BALANCE DECEMBER 31, 1997.......            11,101,383    24,269,873     1,290,000       36,661,256
Comprehensive income:
  Net income....................                           6,794,267                      6,794,267
  Change in unrealized gain on
    securities, net of tax and
    net of reclassification of
    gain of $46,000 from net
    income......................                                          (811,000)        (811,000)
                                                                                        -----------
    Total comprehensive
      income....................                                                          5,983,267
  10% stock dividend............             7,403,791    (7,403,791)                            --
                                  -----    -----------   -----------    ----------      -----------
BALANCE DECEMBER 31, 1998.......           $18,505,174   $23,660,349    $  479,000      $42,644,523
                                  =====    ===========   ===========    ==========      ===========

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                  1998             1997             1996
                                                             --------------   --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.................................................  $    6,794,267   $    5,802,887   $    1,538,903
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Net amortization and depreciation........................       4,338,086        4,533,303        3,022,358
  Gain on sale of securities...............................         (70,033)         (92,338)        (133,706)
  Provision for loan and REO losses........................       2,850,000        2,340,000        1,677,541
  Deferred tax provision...................................        (709,604)      (1,131,325)        (183,303)
  Loans originated for sale................................    (211,676,778)     (36,731,553)     (35,235,545)
  Loans purchased for sale.................................     (49,446,855)     (10,654,255)     (16,675,331)
  Proceeds from sale of loans..............................     258,063,886       51,402,212       43,410,896
  Repayments on loans held for sale........................                           39,180          809,737
  Loss on sale of premises, equipment and real estate
    owned..................................................         122,839          104,608          113,428
  FHLB stock dividend......................................        (400,100)        (348,800)        (264,100)
  Changes in other assets..................................      (5,179,187)        (865,930)      (2,980,967)
  Changes in other liabilities.............................       6,888,774         (561,078)       1,051,576
                                                             --------------   --------------   --------------
    Net cash provided by (used in) operating activities....      11,575,295       13,836,911       (3,848,513)
                                                             --------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES
Disbursement of loan proceeds..............................    (450,712,197)    (288,659,170)    (218,376,200)
Purchases of:
  Loans....................................................    (280,336,145)    (103,062,046)    (110,565,748)
  Mortgage-backed securities...............................     (45,663,268)      (6,364,379)     (13,570,050)
  Securities available for sale............................     (38,556,800)      (5,101,096)     (13,336,840)
  Securities held to maturity..............................     (16,212,500)      (4,740,000)
  Mortgage Loan servicing rights...........................      (4,282,274)      (2,055,908)        (732,262)
  FHLB stock...............................................        (304,100)      (1,012,300)        (155,800)
  Premises and equipment...................................      (6,616,504)      (3,713,528)      (4,506,250)
Proceeds from maturities and repayments of:
  Loans....................................................     287,095,932      208,024,684      140,245,124
  Mortgage-backed securities...............................      46,348,016       18,111,121        7,189,624
  Securities available for sale............................       8,000,000                         6,051,195
  Securities held to maturity..............................       4,740,000
Proceeds from sale of:
  Loans....................................................      13,470,986       14,088,337       12,106,490
  Mortgage-backed securities...............................      43,187,001                         3,636,772
  Securities available for sale............................      12,800,000       16,582,643       16,690,055
  Premises, equipment and real estate owned................       1,225,767          551,043        1,250,813
Additional investment in real estate owned.................         (52,278)         (88,481)
Premium paid for credit card relationships.................                          (10,359)        (306,146)
                                                             --------------   --------------   --------------
    Net cash used for investing activities.................    (425,868,364)    (157,449,439)    (174,379,223)
                                                             --------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposit accounts.............................     313,502,148      115,604,639      118,279,840
Proceeds from borrowings...................................     217,007,000      115,219,000      210,000,000
Repayment of borrowings....................................    (172,290,893)     (76,223,000)    (155,000,000)
Proceeds from issuance of guaranteed preferred beneficial
  interests in the corporation's junior subordinated
  debentures...............................................      27,750,000
Net activity on lines of credit............................      34,900,000       (5,000,000)
Proceeds from issuance of stock............................                                         3,300,000
                                                             --------------   --------------   --------------
    Net cash provided by financing activities..............     420,868,255      149,600,639      176,579,840
                                                             --------------   --------------   --------------
Net change in cash and cash equivalents....................       6,575,186        5,988,111       (1,647,896)
Cash and cash equivalents at beginning of year.............      22,510,688       16,522,577       18,170,473
                                                             --------------   --------------   --------------
Cash and cash equivalents at end of year...................  $   29,085,874   $   22,510,688   $   16,522,577
                                                             ==============   ==============   ==============
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest...............................................  $   51,545,485   $   42,550,655   $   33,546,947
    Income taxes...........................................       4,217,500        4,871,000        1,587,000
  Transfer from loans receivable to other real estate......       4,844,182        2,282,807        1,325,948
  Transfer from loans receivable to loans held for sale....                        9,678,044
  Loans securitized........................................     100,710,462       98,324,696       14,458,129

          See accompanying notes to consolidated financial statements.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1997, AND 1996

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") is a savings and loan holding company and an Ohio corporation. Metropolitan is engaged in the business of originating multifamily and commercial real estate loans primarily in Ohio, Pennsylvania, Michigan, and Kentucky and purchases multifamily and commercial real estate loans throughout the United States. Metropolitan offers full service banking services to communities in Northeast Ohio where its additional lending activities include originating one-to four-family residential real estate, construction, business and consumer loans. The accounting policies of the Corporation conform to generally accepted accounting principles and prevailing practices within the financial services industry. A summary of significant accounting policies follows:

     CONSOLIDATION POLICY: The Corporation and its wholly owned subsidiaries, MetroCapital Corporation, Metropolitan Capital Trust I and Metropolitan Bank and Trust Company ("Metropolitan Bank"), formerly known as Metropolitan Savings Bank of Cleveland and its wholly-owned subsidiaries, are included in the accompanying consolidated financial statements. All significant intercompany balances have been eliminated.

     USE OF ESTIMATES: In preparing financial statements, Management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues, and expenses as well as affecting the disclosures provided. Future results could differ from current estimates. Areas involving the use of management's estimates and assumptions primarily include the allowance for losses on loans, the valuation of loan servicing rights, the value of loans held for sale, fair value of certain securities, the carrying value and amortization of intangibles, the determination and carrying value of impaired loans, and the fair value of financial instruments. Estimates that are more susceptible to change in the near term include the allowance for loan losses, the valuation of servicing rights, the value of loans held for sale and the fair value of securities.

     FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

     STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, interest bearing deposits, investments purchased with an initial maturity of three months or less, overnight repurchase agreements and federal funds sold. Generally, federal funds and overnight repurchase agreements are sold for one-day periods. The Corporation reports net cash flows for deposit transactions and activity on line of credit borrowings.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

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

     Securities classified as available for sale are those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax and recognized as part of comprehensive income. Gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method.

     LOANS: All loans are held for investment unless specifically designated as held for sale. When Metropolitan Bank originates or purchases loans, it makes a determination whether or not to classify loans as held for sale. The Bank re-evaluates its intention to hold or sell loans at each balance sheet date based on the current environment and, if appropriate, reclassifies loans as held for sale. Sales of loans are dependent upon various factors including interest rate movements, deposit flows, the availability and attractiveness of other sources of funds, loan demand by borrowers, and liquidity and capital requirements.

     Loans held for investment are stated at the principal amount outstanding adjusted for amortization of premiums and deferred costs and accretion of discounts and deferred fees using the interest method. At December 31, 1998 and 1997, management had the intent and Metropolitan Bank had the ability to hold all loans being held for investment for the foreseeable future.

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

     ALLOWANCE FOR LOSSES ON LOANS: The allowance for losses on loans is established by a provision for loan losses charged against income. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover probable losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts often continue and future recoveries may occur.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for losses on loans to such loans. If these allocations require an increase in the allowance for losses on loans, such increase is reported as a provision for loan losses. Management excludes all consumer loans and residential single family loans with balances less than $200,000 from its review for impairment. However, these loans are considered in determining the appropriate level of the allowance for loss on loans. All impaired loans are placed on nonaccrual status.

     REAL ESTATE OWNED: Real estate owned is comprised of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are recorded at the lower of fair value, less estimated selling costs or cost at the date of foreclosure. Any reduction from the carrying value of the related loan to fair value at the time of acquisition is accounted for as a charge-off. Any subsequent reduction in fair value is reflected in a valuation allowance account through a charge to income. Expenses to carry real estate owned are charged to operations as incurred.

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

     INTANGIBLE ASSETS: Intangible assets resulting from the acquisition of Metropolitan Bank are being amortized to expense on a straight-line basis over a period of 25 years beginning in July 1987. This amount is a reduction from Metropolitan Bank's shareholder's equity in calculating tangible capital for regulatory purposes. Identifiable intangible assets are amortized over the estimated periods of benefit.

     LOAN SERVICING RIGHTS: Purchased mortgage servicing rights are initially valued at cost. When originated loans are sold or securitized and servicing rights are retained, those rights are valued by allocating the book value of the loans between the loans or securities and the servicing rights based on the relative fair value of each. Servicing rights are amortized in proportion to and over the period of estimated servicing income. Servicing rights are assessed for impairment periodically by estimating the future net servicing income of the portfolio based on management's estimate of remaining loan lives. For purposes of measuring impairment, management stratifies loans by loan type, interest rate, and investor.

     INTEREST INCOME ON LOANS: Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral. The carrying values of impaired loans are periodically adjusted to

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time.

     LOAN FEES AND COSTS: Origination and commitment fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual life of the loan using the level yield method. When a loan is placed on nonaccrual status, accrued and unpaid interest is charged against income. Payments received on nonaccrual loans are applied against principal until the recovery of the remaining balance is reasonably assured. The net amount deferred is reported in the consolidated statements of financial condition as a reduction of loans.

     LOAN OPTION INCOME: Periodically Metropolitan Bank purchases real estate loans for sale and simultaneously writes an option giving the holder the option to purchase those loans at a specified price within a specified time period. At the time the transaction is complete Metropolitan Bank recognizes a non-refundable fee in income.

     INCOME TAXES: The Corporation and its subsidiaries, excluding Metropolitan Capital Trust I, are included in the consolidated federal income tax return of the Corporation. Income taxes are provided on a consolidated basis and allocated to each entity based on its proportionate share of consolidated income. Deferred income taxes are provided on items of income or expense that are recognized for financial reporting purposes in one period and recognized for income tax purposes in a different period. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

     STOCK OPTIONS: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion No. 25 with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock based compensation. For the periods presented, no expense has been recognized as the option price of the common shares equals or exceeds the market price on the grant date.

     TRUST DEPARTMENT ASSETS AND INCOME: Property held by the Corporation in a fiduciary or other capacity for its trust customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation.

     EARNINGS PER SHARE: Basic and diluted earnings per share are computed based on weighted average shares outstanding during the period. Basic earnings per share has been computed by dividing net income by the weighted average shares outstanding. Diluted earnings per share has been computed by dividing net income by the diluted weighted average shares outstanding. Diluted weighted average shares were calculated assuming the exercise of stock options less the treasury shares assumed to be purchased from the proceeds using the average market price of the Corporation's stock. The Corporation declared a 100% stock split in the form of a dividend in 1997. During 1998, the Corporation declared a 10% stock dividend which was recorded by a transfer, equal to the fair value of the shares issued, from retained earnings to additional paid in capital. All per share information has been retroactively adjusted to reflect the effect of the stock dividend and stock split.

     COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES securities available for sale which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

     NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2000, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

     Mortgage loans originated in mortgage banking are converted into securities on occasion. A new accounting standard for 1999 will allow classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as as on market price movements.

     LOSS CONTINGENCIES: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

     INDUSTRY SEGMENT: Internal financial information is primarily reported and aggregated in two lines of business, retail and commercial banking and mortgage banking.

     FINANCIAL STATEMENT PRESENTATION: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1998 presentation.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

NOTE 2.  SECURITIES

     The amortized cost, gross unrealized gains and losses, and fair values of investment securities at December 31, 1998 and 1997 are as follows:

                                                       1998
                               -----------------------------------------------------
                                                GROSS        GROSS
                                AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                   COST         GAINS        LOSSES        VALUE
                               ------------   ----------   ----------   ------------
AVAILABLE FOR SALE
Mutual funds.................  $  2,058,890                             $  2,058,890
FreddieMac preferred stock...     7,500,000                                7,500,000
FannieMae medium term note...     9,921,501                $ (37,127)      9,884,374
Mortgage-backed securities...   197,520,786    $953,892     (179,388)    198,295,290
                               ------------    --------    ---------    ------------
                                217,001,177     953,892     (216,515)    217,738,554
HELD TO MATURITY
Tax-exempt municipal bond....    14,817,406                               14,817,406
Revenue bond.................     1,400,000                                1,400,000
                               ------------    --------    ---------    ------------
                                 16,217,406                               16,217,406
                               ------------    --------    ---------    ------------
  Totals.....................  $233,218,583    $953,892    $(216,515)   $233,955,960
                               ============    ========    =========    ============

                                                      1997
                              -----------------------------------------------------
                                               GROSS        GROSS
                               AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                  COST         GAINS        LOSSES        VALUE
                              ------------   ----------   ----------   ------------
AVAILABLE FOR SALE
Mutual funds................  $  1,705,879                             $  1,705,879
Mortgage-backed
  securities................   141,148,819   $2,077,015    $(59,180)    143,166,654
                              ------------   ----------    --------    ------------
  Total investment
     securities.............   142,854,698    2,077,015     (59,180)    144,872,533
HELD TO MATURITY
Tax-exempt municipal bond...     4,740,000                                4,740,000
                              ------------   ----------    --------    ------------
  Totals....................  $147,594,698   $2,077,015    $(59,180)   $149,612,533
                              ============   ==========    ========    ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     The amortized cost and fair value of debt securities at December 31, 1998, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      AMORTIZED         FAIR
                                                         COST          VALUE
                                                     ------------   ------------
Securities available for sale:
  Due after five years through ten years...........  $  9,921,501   $  9,884,374
  Mortgage-backed securities available for sale....   197,520,786    198,295,290
                                                     ------------   ------------
                                                      207,442,287    208,179,664
Securities held to maturity:
  Due after ten years..............................    16,217,406     16,217,406
                                                     ------------   ------------
  Total debt securities............................  $223,659,693   $224,397,070
                                                     ============   ============

     Proceeds from the sale of mortgage-backed securities available for sale were $43,187,001 in 1998. Proceeds from the sale of mortgage-backed securities available for sale were $3,636,772 in 1996. Proceeds from the sale of securities available for sale were $12,800,000 in 1998, $16,582,643 in 1997, and
$16,690,055 in 1996. Gross gains realized on those sales were $108,307 in 1998, $102,955 in 1997 and $133,706 in 1996. Gross losses of $38,274 and $10,617 were realized in 1998 and 1997, respectively.

     Certain securities with a carrying value of $87,718,000 and a market value of $88,440,000 at December 31, 1998, were pledged to secure reverse repurchase agreements. Other securities with a carrying value of $2,017,000 and a market value of $2,035,000 were pledged to the State of Ohio to enable Metropolitan to engage in trust activities and the Federal Reserve Bank to enable Metropolitan to receive treasury, tax and loan payments.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

NOTE 3.  LOANS RECEIVABLE

     The composition of the loan portfolio at December 31, 1998 and 1997 is as follows:

                                                            1998
                                        --------------------------------------------
                                         ORIGINATED     PURCHASED         TOTAL
                                        ------------   ------------   --------------
Real estate loans
  Construction loans
     Residential single family........  $ 81,584,178                  $   81,584,178
     Commercial.......................    19,129,204                      19,129,204
     Land.............................    34,989,879                      34,989,879
     Loans in process.................   (46,001,413)                    (46,001,413)
                                        ------------                  --------------
       Construction loans, net........    89,701,848                      89,701,848
  Permanent loans
     Residential single family........   165,419,246   $ 23,763,074      189,182,320
     Multifamily......................   123,655,857    213,756,121      337,411,978
     Commercial.......................    75,186,943    153,637,299      228,824,242
     Other............................     1,319,980                       1,319,980
                                        ------------   ------------   --------------
       Total real estate loans........   455,283,874    391,156,494      846,440,368
Consumer loans........................    42,186,074     53,929,342       96,115,416
Business loans and other loans........    82,317,575                      82,317,575
                                        ------------   ------------   --------------
          Total loans.................  $579,787,523   $445,085,836    1,024,873,359
                                        ============   ============
Premium on loans, net.................                                     5,320,149
Deferred loan fees, net...............                                    (5,013,470)
Allowance for losses on loans.........                                    (6,909,117)
                                                                      --------------
                                                                      $1,018,270,921
                                                                      ==============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                                                                1997
                                             ------------------------------------------
                                              ORIGINATED     PURCHASED        TOTAL
                                             ------------   ------------   ------------
Real estate loans
  Construction loans
     Residential single family.............  $ 67,985,876                  $ 67,985,876
     Commercial............................    19,200,000                    19,200,000
     Land..................................    29,076,961                    29,076,961
     Loans in process......................   (46,833,171)                  (46,833,171)
                                             ------------                  ------------
       Construction loans, net.............    69,429,666                    69,429,666
  Permanent loans
     Residential single family.............   127,227,343   $ 19,458,082    146,685,425
     Multi family..........................    89,689,810    104,759,993    194,449,803
     Commercial............................    51,605,536    114,987,215    166,592,751
     Other.................................       565,795                       565,795
                                             ------------   ------------   ------------
       Total real estate loans.............   338,518,150    239,205,290    577,723,440
Consumer loans.............................    45,758,041     22,832,076     68,590,117
Business loans and other loans.............    57,496,142                    57,496,142
                                             ------------   ------------   ------------
          Total loans......................  $441,772,333   $262,037,366    703,809,699
                                             ============   ============
Discount on loans, net.....................                                    (425,466)
Deferred loan fees, net....................                                  (4,107,746)
Allowance for losses on loans..............                                  (5,621,879)
                                                                           ------------
                                                                           $693,654,608
                                                                           ============

     Loans with adjustable rates, included above, totaled $505,359,000 and $485,259,000 at December 31, 1998 and 1997, respectively.

     Metropolitan's real estate loans are secured by property in the following states:

                                                              1998   1997
                                                              ----   ----
Ohio........................................................   50%    60%
California..................................................   19     11
Michigan....................................................    2      5
Pennsylvania................................................    8      5
Other.......................................................   21     19
                                                              ---    ---
                                                              100%   100%
                                                              ===    ===

     Activity in the allowance for losses on loans is as follows:

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                               -------------------------------------
                                                  1998          1997         1996
                                               -----------   ----------   ----------
Balance at beginning of year.................  $ 5,621,879   $4,175,015   $2,764,664
Provision for loan losses....................    2,650,000    2,340,000    1,635,541
Net charge-offs..............................   (1,362,762)    (893,136)    (225,190)
                                               -----------   ----------   ----------
                                               $ 6,909,117   $5,621,879   $4,175,015
                                               ===========   ==========   ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

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

     Information regarding impaired loans is as follows at December 31:

                                                           1998          1997
                                                        -----------   -----------
Balance of impaired loans.............................  $10,141,909   $   516,498
Less portion for which no allowance for losses on
  loans is allocated..................................    9,002,146       516,498
                                                        -----------   -----------
Portion of impaired loan balance for which an
  allowance for losses on loans is allocated..........  $ 1,139,763   $        --
                                                        ===========   ===========
Portion of allowance for losses on loans allocated to
  the impaired loan balance...........................  $ 1,012,388   $        --
                                                        ===========   ===========

     Information regarding impaired loans is as follows for the year ended December 31:

                                                   1998         1997        1996
                                                -----------   --------   ----------
Average investment in impaired loans during
  the year....................................  $11,509,597   $944,283   $4,220,286
Interest income recognized during
  impairment..................................      191,036     16,691       48,146
Interest income recognized on cash basis
  during the year.............................      191,036     16,691       48,146

NOTE 4.  PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

                                                              DECEMBER 31,
                                                        -------------------------
                                                           1998          1997
                                                        -----------   -----------
Land..................................................  $ 4,284,502   $ 2,752,946
Office buildings......................................    6,186,293     5,334,323
Leasehold improvements................................    2,939,786     2,783,785
Furniture, fixtures and equipment.....................    8,804,768     6,389,966
Construction in progress..............................    1,235,612       458,515
                                                        -----------   -----------
  Total...............................................   23,450,961    17,719,535
Accumulated depreciation..............................    4,337,092     3,791,624
                                                        -----------   -----------
                                                        $19,113,869   $13,927,911
                                                        ===========   ===========

     Depreciation expense was $1,281,694, $978,193, and $683,718 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Bank leases certain of its branches and corporate headquarters space under lease agreements whose lease terms are renewable periodically. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $989,617, $923,395, and $874,164, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     The future minimum annual rental commitments as of December 31, 1998 for all noncancelable leases are as follows:

1999........................................................  $1,088,659
2000........................................................   1,056,308
2001........................................................     315,852
2002........................................................     239,269
2003........................................................     225,567
Thereafter..................................................     634,546
                                                              ----------
                                                              $3,560,201
                                                              ==========

NOTE 5.  REAL ESTATE OWNED

     Activity in the allowance for loss on real estate owned is as follows:

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                  ------------------------------
                                                    1998       1997       1996
                                                  --------    -------    -------
Balance at beginning of year....................  $     --    $57,000    $15,000
Provision for loss..............................   200,000         --     42,000
Charge-offs.....................................        --    (57,000)        --
                                                  --------    -------    -------
Balance at end of year..........................  $200,000    $    --    $57,000
                                                  ========    =======    =======

NOTE 6.  LOAN SERVICING

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                           DECEMBER 31,
                                                 --------------------------------
                                                      1998              1997
                                                 --------------    --------------
Mortgage loan portfolios serviced for:
  FreddieMac...................................  $  794,285,277    $  656,816,894
  FannieMae....................................     587,476,160       507,345,160
  Other........................................     114,585,090        26,023,287
                                                 --------------    --------------
                                                 $1,496,346,527    $1,190,185,341
                                                 ==============    ==============

     Custodial balances maintained in noninterest-bearing deposit accounts with Metropolitan Bank in connection with the foregoing loan servicing were approximately $28,066,000 and $18,894,000 at December 31, 1998 and 1997,
respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     Following is an analysis of the changes in loan servicing rights acquired for the year ended December 31:

                                                            1998          1997
                                                         -----------   -----------
Balance at beginning of year...........................  $ 7,659,518   $ 7,286,403
Additions..............................................    4,282,274     2,055,908
Amortization...........................................   (2,047,748)   (1,682,793)
                                                         -----------   -----------
Balance at end of year.................................  $ 9,894,044   $ 7,659,518
                                                         ===========   ===========

     Following is an analysis of the changes in loan servicing rights originated for the year ended December 31:

                                                             1998         1997
                                                          ----------   ----------
Balance at beginning of year............................  $1,564,456   $  764,434
Additions...............................................   2,699,653    1,157,451
Amortization............................................    (745,986)    (357,429)
                                                          ----------   ----------
Balance at end of year..................................  $3,518,123   $1,564,456
                                                          ==========   ==========

     The Corporation did not have a valuation allowance associated with loan servicing rights at any time during the years ended December 31, 1998, 1997, and 1996.

NOTE 7.  DEPOSITS

     Deposits consist of the following:

                                                        DECEMBER 31,
                                      -------------------------------------------------
                                                1998                      1997
                                      ------------------------   ----------------------
                                          AMOUNT       PERCENT      AMOUNT      PERCENT
                                      --------------   -------   ------------   -------
Noninterest-bearing deposits........  $   63,716,544       6%    $ 46,234,027       6%
                                      --------------             ------------
Interest-bearing checking accounts--
  2.08% to 3.20%....................      54,158,621       5       43,080,404       6
Passbook savings and statement
  savings -- 2.72% to 5.46%.........     212,710,522      20      170,442,615      23
Certificates of deposit.............     720,771,027      69      478,024,815      65
                                      --------------     ---     ------------     ---
          Total interest-bearing
             deposits...............     987,640,170      94      691,547,834      94
                                      --------------             ------------
                                      $1,051,356,714     100%    $737,781,861     100%
                                      ==============     ===     ============     ===

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     At December 31, 1998, scheduled maturities of certificates of deposit are as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
YEAR                                                                     INTEREST
ENDED                                                        AMOUNT        RATE
-----                                                     ------------   --------
1999....................................................  $532,609,151    5.63%
2000....................................................   146,515,772    5.90%
2001....................................................    29,182,054    5.83%
2002....................................................     3,068,602    5.87%
2003....................................................     7,146,869    6.04%
Thereafter..............................................     2,248,579    5.78%
                                                          ------------
                                                          $720,771,027    5.70%
                                                          ============

     The aggregate amount of certificates of deposit with balances of $100,000 or more was approximately $129,430,000 and $86,884,000 at December 31, 1998 and 1997, respectively. The Bank also accepts out-of-state time deposits from individuals and entities, predominantly credit unions. At December 31, 1998, approximately $166,300,000 of time deposits, or 15.8% of Metropolitan's total deposits, were held by these entities. At December 31, 1997, approximately $57,700,000 million of time deposits, or 7.8% of Metropolitan's total deposits, were held by these entities.

NOTE 8.  BORROWINGS

     Borrowings consisted of the following:

                                                             DECEMBER 31,
                                                      ---------------------------
                                                          1998           1997
                                                      ------------   ------------
Federal Home Loan Bank advances (5.4% and 5.7% at
  December 31, 1998 and 1997, respectively).........  $111,235,780   $ 41,000,000
Reverse repurchase agreements (5.6% and 5.7%
  December 31, 1998 and 1997, respectively).........    82,250,000     74,496,000
Commercial bank line of credit (7.71% and 8.5% at
  December 31, 1998 and 1997, respectively).........     8,000,000      1,500,000
Subordinated debt maturing December 31, 2001 (10%
  fixed rate).......................................                    4,873,673
Subordinated debt maturing January 1, 2005 (9.625%
  fixed rate).......................................    14,000,000     14,000,000
                                                      ------------   ------------
                                                      $215,485,780   $135,869,673
                                                      ============   ============

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     At December 31, 1998, scheduled payments on borrowings are as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
YEAR                                                                     INTEREST
ENDED                                                        AMOUNT        RATE
-----                                                     ------------   --------
1999....................................................  $ 66,400,000     5.51%
2000....................................................     5,000,000     5.12%
2001....................................................     3,000,000     6.15%
2002....................................................    62,250,000     5.62%
2003....................................................    50,000,000     5.81%
Thereafter..............................................    28,835,780     7.84%
                                                          ------------
                                                          $215,485,780     5.92%
                                                          ============

     Federal Home Loan Bank advances are collateralized by FHLB stock and one-to-four family first mortgage loans with an aggregate carrying value of approximately $184,000,000 and $147,000,000 at December 31, 1998 and 1997,
respectively. In addition, Metropolitan also has a $60,000,000 cash management line with the Federal Home Loan Bank. At December 31, 1998 the balance of this line was $28,400,000.

     The Corporation has a commercial line of credit agreement with a commercial bank. The maximum borrowing under the line is $12,000,000. The agreement was modified during 1998 increasing the maximum borrowing to the current limit from $4,000,000. At the same time, the term was also modified so that the line matures May 30, 1999, but can be renewed annually as agreed by both parties. As collateral for the loan, the Corporation's largest shareholder, Robert Kaye, has agreed to pledge a portion of his common shares in an amount at least equal to 200% of any outstanding balance. At December 31, 1998, the outstanding balance under this agreement was $8,000,000.

     In 1993 and early 1994, the Corporation issued subordinated notes ("1993 Subordinated Notes") totaling $4,873,673. These subordinated notes were retired in 1998 with the proceeds of a new offering (see note 9). The early retirement of the 1993 Subordinated Notes required the payment of a 6% premium and the write-off of the unamortized issuance costs totalling $376,228. This amount, net of tax, is included in the extraordinary item on the face of the income statement.

     During 1995, the Corporation issued subordinated notes ("1995 Subordinated Notes") totaling $14,000,000. Interest on the notes is paid quarterly and principal will be repaid when the notes mature January 1, 2005. Total issuance costs of approximately $1,170,000 are being amortized on a straight line basis over the life of the notes. The notes are unsecured. The notes may be redeemed through November 30, 1999 by paying a 3.0% premium. From December 1, 1999 through November 30, 2000, the notes may be redeemed by paying a 1.5% premium. Thereafter, the notes may be redeemed at par.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     The following tables set forth certain information about borrowings during the periods indicated.

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                       --------------------------
                                                           1998          1997
                                                       ------------   -----------
MAXIMUM MONTH-END BALANCES:
FHLB advances........................................  $119,000,000   $73,700,000
1993 subordinated notes..............................     4,873,673     4,873,673
1995 subordinated notes..............................    14,000,000    14,000,000
Commercial bank line of credit.......................     8,000,000     4,000,000
Reverse repurchase agreements........................    97,983,000    74,496,000

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                        -------------------------
                                                           1998          1997
                                                        -----------   -----------
AVERAGE BALANCE:
FHLB advances.........................................  $65,713,668   $59,324,587
1993 subordinated notes...............................    1,998,716     4,873,673
1995 subordinated notes...............................   14,000,000    14,000,000
Commercial bank line of credit........................    2,147,312       113,699
Reverse repurchase agreements.........................   70,368,462    38,843,324

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1998    1997
                                                              -----   -----
WEIGHTED AVERAGE INTEREST RATE:
FHLB advances...............................................   5.68%   5.65%
1993 subordinated notes.....................................  10.47   10.47
1995 subordinated notes.....................................  10.48   10.48
Commercial bank line of credit..............................   8.49    8.98
Reverse repurchase agreements...............................   5.66    5.73

NOTE 9. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN THE CORPORATION'S JUNIOR SUBORDINATED DEBENTURES

     During 1998, the Corporation issued 2,775,000 shares ($10 liquidation amount per security) of 8.60% cumulative trust preferred securities (the "Trust Preferred") through a new, wholly-owned subsidiary Metropolitan Capital Trust I (the "Trust Issuer"). The Trust Issuer invested the total proceeds from the sale of the Trust Preferred in the 8.60% Guaranteed Preferred Beneficial Interests in the Corporation's junior subordinated debentures (the "junior subordinated debentures"), which mature on June 30, 2028. The obligations of Metropolitan under the guarantee, the Trust Agreement, the junior subordinated debentures, the Indenture, and the Expense Agreement constitute in the aggregate a full, irrevocable, and unconditional guarantee, on a subordinated basis, by Metropolitan of all of Trust II's obligations under the preferred securities. Total issuance costs of $1,432,987 are being amortized on a straight-line basis over the life of the junior subordinated debentures. The

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

Trust Preferred are listed on the NASDAQ Stock Market's National Market under the symbol "METFP." At December 31, 1998, the outstanding balance of the junior subordinated debentures was $27,750,000.

NOTE 10.  EXTRAORDINARY ITEM

     In the second quarter, 1998, earnings were affected by an extraordinary expense of $376,228, $245,228 net of tax, or $0.03 per common share, pertaining to the Corporation's early retirement of $4,873,673 of 10% Subordinated Notes which were scheduled to mature December 31, 2001. This amount represents the write-off of the unamortized issuance costs and the prepayment premium resulting from the early retirement. The retirement of the 10% Subordinated Notes was funded through the issuance of the 8.60% guaranteed preferred beneficial interests in the junior subordinated debentures.

NOTE 11.  INCOME TAXES

     The provision for income taxes consists of the following components:

                                                      YEAR ENDED DECEMBER 31,
                                               -------------------------------------
                                                  1998         1997          1996
                                               ----------   -----------   ----------
Current tax provision:
  Federal expense............................  $4,680,604   $ 4,478,325   $1,278,303
  State expense..............................      78,000       145,000           --
                                               ----------   -----------   ----------
     Total current expense...................   4,758,604     4,623,325    1,278,303
  Deferred federal benefit...................    (709,604)   (1,131,325)    (183,303)
                                               ----------   -----------   ----------
                                               $4,049,000   $ 3,492,000   $1,095,000
                                               ==========   ===========   ==========

     Deferred income taxes are provided for temporary differences. The components of the Corporation's net deferred tax asset (liability) consist of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                             1998         1997
                                                          ----------   ----------
Deferred tax assets
  Deferred loan fees....................................  $  104,684   $  124,872
  Bad debt deduction....................................   1,998,557    1,051,179
  Loan servicing rights.................................     296,870      426,811
  Other.................................................     126,375       19,859
                                                          ----------   ----------
                                                           2,526,486    1,622,721
                                                          ----------   ----------
Deferred tax liabilities
  Equity in partnership.................................    (100,163)
  Employment contract...................................     (93,933)    (100,891)
  Depreciation expense..................................     (52,978)     (95,103)
  Stock dividends on FHLB stock.........................    (430,318)    (290,287)
  Other.................................................      (4,212)      (1,162)
                                                          ----------   ----------
                                                            (681,604)    (487,443)
                                                          ----------   ----------
     Net deferred tax asset.............................  $1,844,882   $1,135,278
                                                          ==========   ==========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     A reconciliation from income taxes at the statutory rate to the effective provision for income taxes is as follows:

                                                     YEAR ENDED DECEMBER 31,
                                               ------------------------------------
                                                  1998         1997         1996
                                               ----------   ----------   ----------
Statutory rate...............................          35%          35%          34%
Income taxes at statutory rate...............  $3,880,974   $3,253,210   $  895,527
Officer's life premium.......................      13,078        9,610       30,441
Amortization of purchased intangibles........      90,745       92,051       97,962
Stock dividend exclusion.....................     (70,692)
Tax exempt income............................     (65,660)     (64,286)
Current state expense........................      50,700       94,250
Utilization of capital loss carryforward.....                  (35,000)
Business expense limitation..................      73,467       62,684       67,368
Other........................................      76,388       79,481        3,702
                                               ----------   ----------   ----------
  Provision for income taxes.................  $4,049,000   $3,492,000   $1,095,000
                                               ==========   ==========   ==========

Taxes attributable to security's gains and (losses) totaled $24,511, ($2,682) and $45,460 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Prior to January 1, 1996, Metropolitan Bank was able to use the percentage-of-taxable income method of computing its tax bad debt deduction if it was more favorable than the specific charge-off method. During 1996, legislation was passed which removed the option of using the percentage of taxable income method of computing the tax bad debt deduction. The change was retroactive to 1988 with the additional tax due over a six year period beginning in 1996, 1997, or 1998 based on the current level of loan activity. The changes to the tax liability related to 1995 and prior years did not result in any additional tax expense in 1996 because deferred taxes had been provided on the benefit of the percentage of taxable income method of computing the bad debt deduction in each of those years.

NOTE 12.  SALARY DEFERRAL -- 401(k) PLAN

     The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed one year of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of eight percent (8%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. Employee voluntary contributions are vested at all times, whereas employer contributions vest 20% per year through year five at which time employer contributions are fully vested. The Corporation's matching contributions were $205,857, $166,895 and $126,599 for the years ended December 31, 1998, 1997 and 1996, respectively. No discretionary contributions have been made by the Corporation for the periods presented.

NOTE 13.  STOCK OPTION PLAN

     On October 28, 1997, the Board of Directors of Metropolitan adopted the Metropolitan Financial Corp. 1997 Stock Option Plan for key employees and officers of the Corporation.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

The Plan is intended to encourage their continued employment with Metropolitan and to provide them with additional incentives to promote the development and long-term financial success of Metropolitan.

     Subject to adjustment under certain circumstances, the maximum number of Common Shares that may be issued under the plan is 715,000, which reflects adjustments for the 2-for-1 stock split completed in December, 1997 and the 10% stock dividend completed in December, 1998. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. Grants of options are made by the Compensation and Organization Committee of the Board of Directors.

     The exercise price of an option, whether an incentive stock option or a nonqualified option, will not be less than the fair market value of the Common Shares on the date of grant. On October 28, 1997, the Compensation and Organization Committee of the Board of Directors approved grants of 88,000 incentive stock options and 352,000 nonqualified options. On May 19, 1998, the Board of Directors approved grants of an additional 39,600 incentive stock options and 77,000 nonqualified options.

     An option may be exercised in one or more installments at the time or times provided in the option instrument. One-half of the options granted to employees will become exercisable on the third anniversary, and one-fourth of the Common Shares covered by the option on the fourth and fifth anniversary of the date of grant. Options granted under the Plan will expire no later than ten years after grant in the case of an incentive stock option and ten years and one month after grant in the case of a nonqualified option.

     A summary of option activity is presented below:

STOCK OPTION ACTIVITY:

                                              INCENTIVE STOCK OPTIONS       NONQUALIFIED OPTIONS
                                              ------------------------   ---------------------------
                                              SHARES     OPTION PRICE    SHARES      OPTION PRICE
                                              -------   --------------   -------   -----------------
Outstanding at January 1, 1997..............       --                         --
Granted.....................................   88,000            $9.21   352,000      $9.21 - $10.13
Exercised...................................       --                         --
Forfeited...................................       --                         --
                                              -------                    -------
Outstanding at December 31, 1997............   88,000            $9.21   352,000      $9.21 - $10.13
                                              -------                    -------
Granted.....................................   39,600           $14.44    77,000     $14.44 - $15.88
Exercised...................................       --                         --
Forfeited...................................   (2,200)           $9.21        --
                                              -------                    -------
Outstanding at December 31, 1998............  125,400   $9.21 - $14.44   429,000      $9.21 - $15.88
                                              =======                    =======
Closing stock price on date of
  grant -- 1997.............................                     $9.21                         $9.21
Closing stock price on date of
  grant -- 1998.............................                    $14.44                        $14.44
Assumptions used:
  Expected option life......................                  10 years                       5 years
  Risk-free interest rate -- 1997...........                      5.97%                         5.75%
  Risk-free interest rate -- 1998...........                      4.69%                         4.87%
  Expected stock price volatility -- 1997...                     33.00%                        33.00%
  Expected stock price volatility -- 1998...                     32.22%                        32.22%
  Expected dividends........................                        --                            --

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     Estimated fair value of options granted:

                                       INCENTIVE STOCK OPTIONS     NONQUALIFIED OPTIONS
                                       ------------------------    --------------------
1997:
  Granted at $9.21...................                    $4.14                     $2.30
  Granted at $10.13..................                                              $1.61
1998:
  Granted at $14.44..................                     $5.57                    $3.02
  Granted at $15.88..................                                              $1.90

PRO FORMA DISCLOSURES:

     For purposes of providing the required disclosures under SFAS No. 123, "Accounting for Stock Based Compensation," the Black Scholes option pricing model was used to estimate the value of these options. The Black Scholes model was developed to estimate the fair value of equity options. Had compensation costs been determined in accordance with SFAS No. 123, net income and earnings per share would be effected as summarized in the schedule below:

                                                             1998         1997
                                                          ----------   ----------
Net income -- as reported...............................  $6,794,267   $5,802,887
Net income -- pro forma.................................   6,528,665    5,613,767
Earnings per share -- as reported.......................  $     0.88   $     0.75
Earnings per share -- pro forma.........................        0.84         0.72

NOTE 14.  COMMITMENTS AND CONTINGENCIES

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

     As of December 31, 1998, Metropolitan Bank had fixed and variable rate commitments to originate and/or purchase loans (at market rates) of approximately $69,845,000 and $73,196,000, respectively. In addition, Metropolitan Bank had firm commitments to sell fixed rate loans totaling $24,046,000 at December 31, 1998. Metropolitan's commitments to originate and purchase loans are for loans at rates ranging from 6.0% to 16.0% and commitment periods up to one year.

     During 1998 and 1997, the Corporation purchased approximately $44,385,000 and $12,816,000 of loans and sold non-refundable options to a third party to purchase these same loans at a later date. The Corporation recognized a fee of $388,006, $320,464, and $695,798 on the sale of options during the years ended December 31, 1998, 1997, and 1996, respectively. During 1998, certain options were sold with an agreement to share in the gain on sale of the loans in lieu of an option fee. The Corporation recognized a gain of $251,000

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES on the sale of these loans during the year ended December 31, 1998. At December 31, 1998, loans with a carrying value of $5,601,000 were held for sale in connection with outstanding purchase options.

     RESERVE REQUIREMENTS. The Bank was required to maintain $4,400,000 of cash on hand or on deposit with the Federal Reserve to meet regulatory reserve requirements at December 31, 1998. These funds do not earn interest.

     LIQUIDITY REQUIREMENT. The Corporation is required to maintain cash or short-term investments equal to six months interest on the 1995 subordinated notes, or approximately $675,000, as a condition of the indenture agreement related to the 1995 subordinated notes.

NOTE 15.  CAPITAL AND EXTERNAL REQUIREMENTS

     In connection with the initial public offering of stock completed in October, 1996, the Board of Directors approved a 3,125,635-for-1 stock split, effected in the form of a stock dividend during October, 1996. The Board of Directors approved a 2-for-1 stock split in the fourth quarter, 1997, increasing the number of shares outstanding to 7,051,270. In addition, the Board of Directors approved a 10% stock dividend in December, 1998, further increasing the outstanding number of shares to 7,756,393.

     Prior to 1996, Metropolitan Bank was permitted, under the Internal Revenue Code, to determine taxable income after deducting a provision for bad debts in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1998 and 1997, includes approximately $2,883,000 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

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

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

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

                                           CAPITAL TO RISK-
                                            WEIGHTED ASSETS
                                           -----------------        TIER 1 CAPITAL
                                           TOTAL      TIER 1   TO ADJUSTED TOTAL ASSETS
                                           -----      ------   ------------------------
Well capitalized.........................   10%         6%                5%
Adequately capitalized...................    8%         4%                4%
Undercapitalized.........................    6%         3%                3%

     At year end, Metropolitan Bank's actual capital levels (in thousands) and minimum required levels were:

                                                                      MINIMUM REQUIRED
                                                                         TO BE WELL
                                                                         CAPITALIZED
                                                MINIMUM REQUIRED        UNDER PROMPT
                                                  FOR CAPITAL            CORRECTIVE
                                ACTUAL         ADEQUACY PURPOSES     ACTION REGULATIONS
                           ----------------    ------------------    -------------------
                           AMOUNT     RATIO     AMOUNT     RATIO      AMOUNT      RATIO
                           -------    -----    --------    ------    ---------    ------
1998
Total capital (to risk
  weighted assets).......  $89,086    8.22%    $86,731      8.0%     $108,414      10.0%
Tier 1 (core) capital (to
  risk weighted
  assets)................   85,113    7.85      43,366      4.0        65,048       6.0
Tier 1 (core) capital (to
  adjusted total
  assets)................   85,113    6.27      54,296      4.0        67,870       5.0
Tangible capital (to
  adjusted total
  assets)................   84,935    6.26      20,361      1.5           N/A

1997
Total capital (to risk
  weighted assets).......  $54,343    8.39%    $51,836     8.0%      $ 64,796     10.0%
Tier 1 (core) capital (to
  risk weighted
  assets)................   50,215    7.75      25,918      4.0        38,877       6.0
Tier 1 (core) capital (to
  adjusted total
  assets)................   50,215    5.47      36,738      4.0        45,923       5.0
Tangible capital (to
  adjusted total
  assets)................   49,901    5.43      13,777      1.5           N/A

     The Bank at year-end 1998 was categorized as adequately capitalized. At December 31, 1998, the most restrictive regulatory consideration of the payment of dividends from Metropolitan Bank to the holding company and the retention of the adequately capitalized status was the total capital (to risk weighted capital) ratio. Management is not aware of any event or circumstances after December 31, 1998 that would change the capital category.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

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

     The terms of the 1995 subordinated notes and related indenture agreement prohibit the Corporation from paying cash dividends unless the Corporation's ratio of tangible equity to total assets exceeds 7.0%. The commercial bank line of credit also prohibits Metropolitan from paying cash dividends unless the Corporation's ratio of tangible equity to tangible assets exceeds 7%. As a result, the Corporation is currently prohibited from paying dividends to its shareholders.

NOTE 16.  RELATED PARTY TRANSACTIONS

     In the years ended December 31, 1998, 1997 and 1996 the Corporation expensed $96,000 per year for management fees relating to services provided by a company with the same majority shareholder as the corporation.

     Certain directors and executive officers of the Corporation and its subsidiaries held an interest in the 1993 subordinated notes. The aggregate interest in the subordinated debt held by related parties totaled $1,265,284 at December 31, 1997. In addition, the Corporation's 401(k) salary deferral plan held a $400,000 interest in the subordinated debt at December 31, 1997. As previously discussed, these subordinated notes were retired in the second quarter, 1998.

     Metropolitan Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with Metropolitan's and Metropolitan Bank's directors, officers, significant shareholders and associates on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and that do not involve more than the normal risk of collectibility or present other unfavorable terms. Loans to such related parties totaled $461,000 and $1,296,000 at December 31, 1998 and 1997, respectively.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     Related party deposits totaled $2,155,000 and $1,116,000 at December 31, 1998 and 1997, respectively.

NOTE 17.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value estimates presented do not reflect the underlying fair value of the Corporation. While these estimates are based on management's judgment of the most appropriate factors, there is no assurance that the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at year end. The following table shows those financial instruments and the related carrying values. Financial instruments are excluded from this table in the case of carrying amount and fair value being equal.

                                DECEMBER 31, 1998                DECEMBER 31, 1997
                         -------------------------------   -----------------------------
                            CARRYING        ESTIMATED        CARRYING        ESTIMATED
                             AMOUNT         FAIR VALUE        AMOUNT        FAIR VALUE
                         --------------   --------------   -------------   -------------
Financial assets:
  Securities...........  $   35,660,670   $   35,660,670   $   6,445,879   $   6,445,879
  Mortgage-backed
     securities........     198,295,290      198,295,290     143,166,654     143,166,654
  Loans, net...........   1,033,287,553    1,072,890,556     707,884,738     732,123,284
  Loan servicing
     rights............      13,412,167       14,846,130       9,223,974      11,707,000
Financial liabilities:
  Time deposits........    (720,771,027)    (725,384,444)   (478,024,815)   (478,415,186)
  Borrowings...........    (215,485,780)    (216,579,045)   (135,869,673)   (135,692,553)

     The following methods and assumptions were used to estimate the fair value of financial instruments:

          CASH AND EQUIVALENTS -- The carrying amount of these items is a reasonable estimate of the fair value.

          SECURITIES AND MORTGAGE-BACKED SECURITIES -- The estimated fair value is based on quoted market prices or dealer estimates.

          LOANS, NET -- For loans held for sale, the fair value was estimated based on quoted market prices. The fair value of other loans is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

          FEDERAL HOME LOAN BANK STOCK -- The fair value is based upon the redemption value of the stock which equates to its carrying value.

          ACCRUED INTEREST RECEIVABLE -- The carrying amount and fair value are equal.

          LOAN SERVICING RIGHTS -- The fair value is based upon the discounted cash flow analysis.

          DEMAND AND SAVINGS DEPOSITS -- The fair value is the amount payable on demand at the reporting date.

          TIME DEPOSITS -- the fair value of fixed maturity certificates of deposit is estimated by discounting the estimated future cash flows using the rates offered at year end for similar remaining maturities.

          BORROWINGS -- The fair value of borrowings is estimated by discounting the estimated future cash flows using the rates offered at year end for similar remaining maturities.

          ACCRUED INTEREST PAYABLE -- The carrying amount and fair value are equal.

          COMMITMENTS -- The estimated fair value is not materially different from the nominal value.

NOTE 18.  SEGMENT REPORTING

     Metropolitan's operations include two major operating segments. A description of those segments follows:

          RETAIL AND COMMERCIAL BANKING -- Retail and commercial banking is the segment of the business that brings in deposits and lends those funds out to businesses and consumers. The local market for deposits is the consumers and businesses in the neighborhoods surrounding our 17 retail sales offices in Northeastern Ohio. The market for lending is Ohio and the surrounding states for originations and throughout the United States for purchases. The majority of loans are secured by multifamily and commercial real estate. Loans are also made to businesses secured by business assets and consumers secured by real or personal property. Business and consumer loans are concentrated in Northeastern Ohio.

          MORTGAGE BANKING -- Mortgage banking is the segment of our business that originates, sells and services permanent or construction loans secured by one- to four-family residential properties. These loans are primarily originated through commissioned loan officers located in Northeastern Ohio and Southeastern Michigan. In general, fixed rate loans are originated for sale and adjustable rate loans are originated to be retained in the portfolio. Loans being serviced include loans originated and still owned by Metropolitan, loans originated by Metropolitan but sold to others with servicing rights retained by Metropolitan, and servicing rights to loans originated by others but purchased by Metropolitan. The servicing rights Metropolitan purchases may be located in a variety of states and are typically being serviced for FannieMae or FreddieMac.

\                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     The category below labeled Parent and Other consists of the remaining segments of Metropolitan's business. It includes corporate treasury, interest rate risk, and financing operations which do not generate revenue from outside customers.

     Operating results and other financial data for the current and preceding year are as follows:

     As of or for the year ended December 31, 1998

                               RETAIL AND
                               COMMERCIAL      MORTGAGE        PARENT
                                BANKING        BANKING       AND OTHER         TOTAL
                              ------------   ------------   ------------   --------------
OPERATING RESULTS:
Net interest income.........  $ 21,187,193   $  7,354,813   $  3,402,192   $   31,944,198
Provision for losses on
  loans.....................     2,419,416        230,584                       2,650,000
                              ------------   ------------   ------------   --------------
Net interest income after
  provision for loan
  losses....................    18,767,777      7,124,229      3,402,192       29,294,198
Noninterest income..........     3,824,572      3,553,583        (61,592)       7,316,563
Direct noninterest
  expense...................    13,142,155      4,993,235        343,943       18,479,333
Allocation of overhead......     5,108,955      1,933,978                       7,042,933
                              ------------   ------------   ------------   --------------
Net income before income
  taxes.....................  $  4,341,239   $  3,750,599   $  2,996,657   $   11,088,495
                              ============   ============   ============   ==============
FINANCIAL DATA:
Segment assets..............  $882,224,907   $304,120,202   $177,088,505   $1,363,433,614
Depreciation and
  amortization..............     1,602,173      2,851,403        352,465        4,806,041
Expenditures for additions
  to premises and
  equipment.................     5,458,568      1,157,936                       6,616,504

     As of or for the year ended December 31, 1997

                                 RETAIL AND
                                 COMMERCIAL      MORTGAGE       PARENT
                                  BANKING        BANKING       AND OTHER       TOTAL
                                ------------   ------------   -----------   ------------
OPERATING RESULTS:
Net interest income...........  $ 19,657,647   $  3,494,091   $ 4,491,070   $ 27,642,808
Provision for losses on
  loans.......................     2,104,800        235,200                    2,340,000
                                ------------   ------------   -----------   ------------
Net interest income after
  provision for loan losses...    17,552,847      3,258,891     4,491,070     25,302,808
Noninterest income............     2,220,181      1,674,223       246,402      4,140,806
Direct noninterest expense....    10,646,984      3,568,112       339,408     14,554,504
Allocation of overhead........     4,195,099      1,398,438           686      5,594,223
                                ------------   ------------   -----------   ------------
Net income before income
  taxes.......................  $  4,930,945   $    (33,436)  $ 4,397,378   $  9,294,887
                                ============   ============   ===========   ============
FINANCIAL DATA:
Segment assets................  $605,867,224   $226,884,625   $92,232,772   $924,984,621
Depreciation and
  amortization................       947,432      2,016,810       350,391      3,314,633
Expenditures for additions to
  premises and equipment......     3,148,021        565,507                    3,713,528

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

     The financial information provided for each major operating segment has been derived from the internal profitability system used to monitor and manage financial performance and allocate resources. The internal profitability system has been in place for only the two latest years; therefore only two years segment information is presented. Prior to the adoption of the internal profitability system the Company operated as one segment.

     The measurement of performance for the operating segments is based on the organizational structure of Metropolitan and is not necessarily comparable with similar information for any other financial institution. The information presented is also not indicative of the segments' financial condition and results of operations if they were independent entities.

     Metropolitan evaluates segment performance based on contribution to income before income taxes. Certain indirect expenses have been allocated based on various criteria considered by management to best reflect benefits derived. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Indirect expense allocations and accounting policies have been consistently applied for the periods presented. There are no differences between segment profits and assets and the consolidated profits and assets of Metropolitan. The net interest income that results from investing in assets and liabilities with different terms to maturity or repricing has been eliminated from the two major operating segments and is included in the category labeled Parent and Other.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

NOTE 19.  CONDENSED FINANCIAL INFORMATION

     Below is condensed financial information of Metropolitan Financial Corp. (parent company only). In this information, the parent's investment in subsidiaries is stated at cost plus equity in undistributed earnings of the subsidiaries since acquisition. This information should be read in conjunction with the consolidated financial statements.

                              PARENT COMPANY ONLY
                       STATEMENTS OF FINANCIAL CONDITION

                                                              DECEMBER 31,
                                                        -------------------------
                                                           1998          1997
                                                        -----------   -----------
ASSETS
Cash and due from banks...............................  $   155,306   $   349,563
Securities available for sale.........................    2,058,890     1,705,879
Loans receivable......................................       50,000        50,000
Investment in Metropolitan Bank & Trust Company.......   88,176,617    54,234,523
Intangible assets.....................................       47,111        50,601
Prepaid expenses and other assets.....................    3,665,678     1,198,148
                                                        -----------   -----------
  Total assets........................................  $94,153,602   $57,588,714
                                                        ===========   ===========
LIABILITIES
Borrowings............................................  $22,000,000   $20,373,673
Other liabilities.....................................    1,759,079       553,785
                                                        -----------   -----------
  Total liabilities...................................   23,759,079    20,927,458
                                                        -----------   -----------
Guaranteed preferred beneficial interests in the
  Corporation's junior subordinated debentures........   27,750,000
SHAREHOLDERS' EQUITY
Common stock
Additional paid-in capital............................   11,101,383    11,101,383
Retained earnings.....................................   31,064,140    24,269,873
Unrealized gain on securities available for sale, net
  of tax..............................................      479,000     1,290,000
                                                        -----------   -----------
  Total shareholders' equity..........................   42,644,523    36,661,256
                                                        -----------   -----------
  Total liabilities and shareholders' equity..........  $94,153,602   $57,588,714
                                                        ===========   ===========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                              PARENT COMPANY ONLY
                            STATEMENTS OF OPERATIONS

                                                           YEARS ENDED
                                                          DECEMBER 31,
                                             ---------------------------------------
                                                1998          1997          1996
                                             -----------   -----------   -----------
Interest on loans and securities...........  $   471,460   $   107,505   $    97,909
Interest on borrowings.....................    1,917,307     1,997,341     1,982,259
Interest on junior subordinated
  debentures...............................    1,633,454
                                             -----------   -----------   -----------
Net interest expense.......................   (3,079,301)   (1,889,836)   (1,884,350)
Noninterest income
  Dividends from Metropolitan Bank & Trust
     Company...............................      500,000     1,500,000     1,400,000
  Other operating income...................        4,411         3,647         1,541
                                             -----------   -----------   -----------
                                                 504,411     1,503,647     1,401,541
                                             -----------   -----------   -----------
Noninterest expense
  Amortization of intangibles..............        3,490         3,490         3,490
  State franchise taxes....................       22,956        21,111        24,672
  Other operating expenses.................      283,363       246,244       249,507
                                             -----------   -----------   -----------
                                                 309,809       270,845       277,669
                                             -----------   -----------   -----------
Income before income taxes.................   (2,884,699)     (657,034)     (760,478)
     Federal income tax benefit............   (1,171,000)     (723,000)     (702,000)
                                             -----------   -----------   -----------
Income before equity in undistributed net
  income of Metropolitan Bank & Trust
     Company...............................   (1,713,699)       65,966       (58,478)
Equity in undistributed net income of
  Metropolitan Bank & Trust Company........    8,753,194     5,736,921     1,597,381
                                             -----------   -----------   -----------
Income before extraordinary item...........    7,039,495     5,802,887     1,538,903
Extraordinary item.........................     (245,228)
                                             -----------   -----------   -----------
     Net income............................  $ 6,794,267   $ 5,802,887   $ 1,538,903
                                             ===========   ===========   ===========

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                              PARENT COMPANY ONLY
                            STATEMENTS OF CASH FLOWS

                                                           YEARS ENDED
                                                           DECEMBER 31,
                                              --------------------------------------
                                                  1998          1997         1996
                                              ------------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................  $  6,794,267   $5,802,887   $1,538,903
Adjustments to reconcile net income to net
  cash provided by operating activities:
Equity in undistributed net income of
  Metropolitan Bank & Trust Company.........    (8,753,194)  (5,736,921)  (1,597,381)
Amortization................................         3,490        3,490        3,490
Change in other assets and liabilities......    (1,968,158)    (203,209)     351,706
                                              ------------   ----------   ----------
     Net cash from operating activities.....    (3,923,595)    (133,753)     296,718
                                              ------------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of securities...........    13,153,011      400,000    7,428,600
Purchase of securities available for sale...   (12,800,000)     (96,796)  (8,335,440)
Capital contributions to Metropolitan Bank &
  Trust Company.............................   (26,000,000)  (1,500,000)  (7,300,000)
                                              ------------   ----------   ----------
     Net cash from investing activities.....   (25,646,989)  (1,196,796)  (8,206,840)
                                              ------------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of guaranteed
  preferred beneficial interests in the
  Corporation's junior subordinated
     debentures.............................    27,750,000
Repayment of borrowings.....................    (4,873,673)
Net activity on lines of credit.............     6,500,000    1,500,000
Proceeds from issuance of stock.............                               3,300,000
                                              ------------   ----------   ----------
Net cash from financing activities..........    29,376,327    1,500,000    3,300,000
                                              ------------   ----------   ----------
     Net change in cash and cash
       equivalents..........................      (194,257)     169,451   (4,610,122)
Cash and cash equivalents at beginning of
  year......................................       349,563      180,112    4,790,234
                                              ------------   ----------   ----------
Cash and cash equivalents at end of year....  $    155,306   $  349,563   $  180,112
                                              ============   ==========   ==========

NOTE 20.  FEDERAL DEPOSIT INSURANCE PREMIUMS

     On September 30, 1996, legislation was enacted which required the Federal Deposit Insurance Corporation to impose a special assessment on Savings Association Insurance Fund ("SAIF") insured deposits in order to recapitalize the SAIF and provide an opportunity to mitigate the premium disparity between SAIF and Bank Insurance Fund ("BIF") insured deposits. The assessment of 65.7 basis points on deposits as of March 31, 1995 resulted in Metropolitan Bank paying $2,927,800, which was expensed September 30, 1996.

                 METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

NOTE 21.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 FOR THE THREE MONTHS ENDED:
                                       -----------------------------------------------
                                       MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                       --------   -------   ------------   -----------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
-------------------------------------
Interest income......................  $19,213    $20,301     $21,366        $24,848
Net interest income..................    7,556      7,631       7,875          8,882
Provision for loan losses............      450        910         690            600
Income before extraordinary item.....    1,987      1,551       1,621          1,880
Extraordinary item...................                 245
Net income...........................    1,987      1,306       1,621          1,880
Basic earnings per share.............  $  0.26    $  0.17     $  0.21        $  0.24
Diluted earnings per share...........  $  0.26    $  0.17     $  0.21        $  0.24
1997
Interest income......................  $16,123    $16,492     $17,540        $19,192
Net interest income..................    6,438      6,523       6,983          7,699
Provision for loan losses............      585        585         585            585
Net income...........................    1,211      1,293       1,489          1,810
Basic earnings per share.............  $  0.16    $  0.17     $  0.19        $  0.23
Diluted earnings per share...........  $  0.16    $  0.17     $  0.19        $  0.23