Form 10-K, Exhibit 13
period 1999-12-31
METROPOLITAN FINANCIAL CORP /OH/
filed 2000-03-28
CIK 1003233

                                                                      Exhibit 13

                       FIVE YEAR SUMMARY OF SELECTED DATA


                                                               AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                 1999             1998             1997            1996(1)           1995
                                                 ----             ----             ----            -------           ----
                                                                              (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets                                 $ 1,608,119      $ 1,363,434      $   924,985      $   769,076      $   590,095
Loans receivable, net                          1,183,954        1,018,271          693,655          637,493          478,345
Loans held for sale                                6,718           15,017           14,230            8,973            1,504
Mortgage-backed securities                       255,727          198,295          143,167           56,672           39,156
Securities                                        51,708           35,660            6,446           13,173           22,806
Intangible assets                                  2,461            2,724            2,987            3,239            3,188
Loan servicing rights                             10,374           13,412            9,224            8,051            9,130
Deposits                                       1,136,630        1,051,357          737,782          622,105          503,742
Borrowings                                       360,396          215,486          135,870          101,874           46,874
Preferred securities(2)                           43,750           27,750               --               --               --
Shareholders' equity                              44,868           42,644           36,661           30,244           25,466

SELECTED OPERATIONS DATA:
Total interest income                        $   111,921      $    85,728      $    69,346      $    54,452      $    43,435
Total interest expense                            73,644           53,784           41,703           33,116           26,816
                                             -----------      -----------      -----------      -----------      -----------
  Net interest income                             38,277           31,944           27,643           21,336           16,619
Provision for loan losses                          6,310            2,650            2,340            1,636              959
                                             -----------      -----------      -----------      -----------      -----------
  Net interest income after provision
    for loan losses                               31,967           29,294           25,303           19,700           15,660
Loan servicing income, net                         1,358              788            1,293            1,204            1,068
Net gain on sale of loans and securities           1,781            3,523              580              336              833
Other noninterest income                           4,016            3,006            2,268            2,233            2,323
Noninterest expense                              (32,591)         (25,523)         (20,149)         (20,839)         (14,187)
                                             -----------      -----------      -----------      -----------      -----------
  Income before income taxes and
    extraordinary item                             6,531           11,088            9,295            2,634            5,697
Income tax expense                                (2,020)          (4,049)          (3,492)          (1,095)          (2,155)
Extraordinary item(3)                                 --             (245)              --               --               --
                                             -----------      -----------      -----------      -----------      -----------
Net income                                   $     4,511      $     6,794      $     5,803      $     1,539      $     3,542
                                             ===========      ===========      ===========      ===========      ===========


(1) Noninterest expense for 1996 includes a $2.9 million pre-tax or $1.9 million net of tax one-time assessment to recapitalize the Savings Association Insurance Fund.

(2) Consists of 9.50% preferred securities sold during the second quarter of 1999 by Metropolitan Capital Trust II and 8.60% preferred securities sold during the second quarter of 1998 by Metropolitan Capital Trust I.

(3) The extraordinary item represents expenses associated with the early retirement of the outstanding 10% subordinated notes.


                                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                                                    ----------------------------------------
                                              1999             1998               1997             1996(1)               1995
                                              ----             ----               ----             -------               ----
PER SHARE DATA, RESTATED
  FOR STOCK SPLITS:
Basic net income per share               $       0.57    $        0.88      $        0.75     $         0.22      $        0.52
Diluted net income per share                     0.57             0.87               0.75               0.22               0.52
Book value per share                             5.56             5.50               4.73               3.90               3.70
Tangible book value per share                    5.26             5.15               4.34               3.48               3.24

PERFORMANCE RATIOS:
Return on average assets                         0.30%            0.64%              0.69%              0.23%              0.65%
Return on average equity                        10.09            17.16              17.58               5.75              16.19
Interest rate spread                             2.52             2.90               3.20               3.07               2.98
Net interest margin                              2.73             3.16               3.48               3.34               3.24
Average interest-earning
  assets to average
  interest-bearing liabilities                 103.73           104.96             105.30             105.39             105.13
Noninterest expense to
  average assets                                 2.17             2.39               2.40               3.08               2.61
Efficiency ratio(2)                             71.05            64.45              62.75              82.57              68.28

ASSET QUALITY RATIOS:(3)
Nonperforming loans to total loans               0.79%            1.23%              0.44%              0.80%              0.69%
Nonperforming assets to total assets             0.91             1.34               0.56               0.70               0.60
Allowance for losses on loans to
 total loans                                     0.92             0.66               0.79               0.64               0.57
Allowance for losses on loans to
 nonperforming total loans                     117.52            54.44             178.60              80.38              83.61
Net charge-offs to average loans                 0.19             0.16               0.13               0.04               0.02

CAPITAL RATIOS:
Shareholders' equity to total assets             2.79%            3.13%              3.96%              3.93%              4.32%
Average shareholders' equity
  to average assets                              2.97             3.70               3.94               3.96               4.02
Tier 1 capital to total assets(4)                6.57             6.27               5.47               5.58               5.77
Tier 1 capital to risk-weighted assets(4)        8.58             7.85               7.75               7.87               8.20

OTHER DATA:
Loans serviced for others                $  1,653,065    $   1,496,347      $   1,190,185      $   1,102,514      $   1,182,216
Number of full service offices                     20               17                 15                 14                 13
Number of loan production offices                   8                5                  4                  5                  5


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

(4)      Ratios are for Metropolitan Bank and Trust Company only.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         The reported results of Metropolitan Financial Corp. ("Metropolitan," the "Corporation," "we," "our," or "us") primarily reflect the operations of Metropolitan Bank and Trust Company (the "Bank"). Our results of operations are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Like most financial institutions, the primary contributor to our income is net interest income, the difference between the interest we earn on interest-earning assets, such as loans and securities, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Our operations are also affected by noninterest income, such as loan servicing fees, service charges on deposit accounts, and gains or losses on the sale of loans and securities. Our principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, and general and administrative expenses.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

         Net Income. Net income for 1999 decreased 33.6% from net income for 1998. Net income for 1999 was $4.5 million, or $0.57 per common share, and net income for 1998 was $6.8 million, or $0.87 per common share. Net income for 1998 was reduced by an extraordinary expense of $245 thousand, net of tax, or $0.03 per common share. Net income before the extraordinary item was $7.0 million for 1998, or $0.91 per common share. This decrease in net income from 1998 was due to a 138.1% increase in the provision for loan losses, declines in gain on sales of loans due to rising interest rates during 1999, and higher operational costs due to growth and expansion.

         Total assets grew 17.9% to $1.6 billion at December 31, 1999 from $1.4 billion at December 31, 1998. Compared to 1998 and prior years, asset growth slowed in 1999 due to the rising interest rate environment. We expect asset growth to continue at approximately 15% annually, as long as we are able to find assets with appropriate levels of credit and interest rate risk.

         Interest Income. Total interest income increased 30.6% to $111.9 million for 1999 from $85.7 million for 1998. This increase was due to a 40.9% increase in the average balance of interest-earning assets. The increase in interest income attributable to the increase in the average balance of interest-earning assets was partially offset by the decline in the weighted average yield on interest-earning assets, particularly loans receivable. This decline in weighted average yield is due primarily to nonresidential real estate loans added to the loan portfolio late in 1998 which are still included in the portfolio along with loan securitizations in 1998 and 1999.

         Interest Expense. Total interest expense increased 36.9% to $73.6 million for 1999 from $53.8 million for 1998. Interest expense increased primarily because the average balance of interest-bearing liabilities increased 42.6% from the prior year. We increased our average balance of interest-bearing liabilities in order to fund our growth of interest-earning assets. The average balance of interest-bearing deposits increased 37.2% from 1998 to 1999. The average balance of borrowings increased 62.7% from the previous year. Due to a decrease in market rates paid to deposit customers and the use of short-term borrowings, the cost of funds declined to 5.37% in 1999 from 5.58% in 1998. This decline in the cost of deposits and borrowings was partially offset by the increased cost of the additional Junior Subordinated Debentures issued in 1999.

         Net Interest Margin. Net interest margin refers to net interest income divided by total interest-earning assets. Our net interest margin declined 43 basis points to 2.73% for 1999 from 3.16% for 1998. Net interest margin declined because asset yields declined more than liability costs while average interest-earning assets as a percent of average interest-bearing liabilities did not change significantly between years. The yield on interest-earning assets decreased due to the declining yield on loans. This decline in the yield on interest-earning assets was partially offset by a decline in our cost of funds.

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


                                                                          YEAR ENDED DECEMBER 31,
                                                                          -----------------------
                                                 1999                              1998                           1997
                                                 ----                              ----                           ----
                                    AVERAGE              AVERAGE    AVERAGE                 AVERAGE   AVERAGE               AVERAGE
                                    BALANCE    INTEREST   RATE      BALANCE      INTEREST    RATE     BALANCE    INTEREST     RATE
                                    -------    --------   ----      -------      --------    ----     -------    --------     ----
                                                                              (IN THOUSANDS)
INTEREST-EARNING ASSETS:
Loans receivable                  $ 1,160,771  $ 93,961   8.09%   $   848,931    $74,059     8.72%   $ 673,809   $ 61,230     9.09%
Mortgage-backed securities            198,404    13,814   6.96        119,152      8,895     7.47      101,160      6,947     6.87
Other                                  66,136     4,146   7.13         43,423      2,774     6.39       18,923      1,169     6.18
                                  -----------  --------           -----------    -------             ---------   --------
   Total interest-earning assets    1,425,311   111,921   7.89      1,011,506     85,728     8.48      793,892     69,346     8.73
                                  -----------  --------           -----------    -------             ---------   --------
Nonearning assets                      78,162                          57,804                           44,727
                                  -----------                     -----------                        ---------
         Total assets             $ 1,503,473                     $ 1,069,310                        $ 838,619
                                  ===========                     ===========                        =========

INTEREST-BEARING LIABILITIES:
Deposits                          $ 1,085,251    55,289   5.09    $   790,897     42,537     5.38    $ 636,777     34,120     5.36
Borrowings                            250,958    15,079   6.01        154,228      9,614     6.23      117,150      7,583     6.47
Junior Subordinated Debentures         37,858     3,418   9.03         18,577      1,633     8.79           --         --       --
                                  -----------  --------           -----------    -------             ---------   --------
   Total interest-bearing
    liabilities                     1,374,067    73,786   5.37        963,702     53,784     5.58      753,927     41,703     5.53
                                               --------   ----                   -------     ----                --------     ----
Noninterest-bearing liabilities        84,686                          66,009                           51,674
Shareholders' equity                   44,720                          39,599                           33,018
                                  -----------                     -----------                        ---------
   Total liabilities and
    shareholders' equity          $ 1,503,473                     $ 1,069,310                        $ 838,619
                                  ===========                     ===========                        =========
Net interest income before capitalized
   interest and interest rate spread             38,135   2.52%                   31,944     2.90%                 27,643     3.20%
                                               --------   ====                   -------     ====                --------     ====

Net interest margin                                       2.73%                              3.16%                            3.48%
Interest expense capitalized                        142                              --                                --
                                               --------                          -------                         --------
Net interest income                            $ 38,277                          $31,944                         $ 27,643
                                               ========                          =======                         ========
Average interest-earning assets
   to average interest bearing
   liabilities                         103.73%                         104.96%                          105.30%



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


                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                1999 VS. 1998                       1998 VS. 1997
                                              INCREASE (DECREASE)                INCREASE (DECREASE)
                                              -------------------                -------------------
                                                     CHANGE      CHANGE                  CHANGE      CHANGE
                                          TOTAL      DUE TO      DUE TO       TOTAL      DUE TO      DUE TO
                                         CHANGE      VOLUME       RATE       CHANGE      VOLUME       RATE
                                         ------      ------       ----       ------      ------       ----
                                                                   (IN THOUSANDS)
INTEREST INCOME ON:
Loans receivable                        $19,902     $24,763     $(4,861)     $12,829     $15,162     $(2,333)
Mortgage-backed securities                4,919       5,473        (554)       1,948       1,308         640
Other                                     1,372       1,423         (51)       1,605       1,564          41
                                        -------     -------     -------      -------     -------     -------
  Total interest income                  26,193     $31,659     $(5,466)      16,382     $18,034     $(1,652)
                                        -------     =======     =======      -------     =======     =======

INTEREST EXPENSE ON:
Deposits                                 12,752     $14,858     $(2,106)       8,417     $ 8,289     $   128
Borrowings                                5,465       5,799        (334)       2,031       2,300        (269)
Junior Subordinated Debentures            1,785       1,738          47        1,633       1,633          --
                                        -------     -------     -------      -------     -------     -------
  Total interest expense                 20,002     $22,395     $(2,393)      12,081     $12,222     $  (141)
                                        -------     =======     =======      -------     =======     =======
    Increase in net interest income     $ 6,191                              $ 4,301
                                        =======                              =======


         Provision for Loan Losses. Our provision for loan losses increased $3.7 million to $6.3 million in 1999 from $2.7 million in 1998, an increase of 138.1%. Management increased the provision due to the ongoing analysis of the appropriate allowance for loan losses as the Bank continues to grow and changes its mix of loans, and not as a response to any increase in the level of nonperforming loans. Nonperforming loans were $9.4 million at December 31, 1999, compared to $12.7 million at December 31, 1998. Total loans, including loans held for sale, increased 15.2% to $1.2 billion at December 31, 1999 from $1.0 billion at the same date a year earlier. The allowance for losses on loans at December 31, 1999 was $11.0 million, or 0.92% of total loans, compared to $6.9 million, or 0.66% of total loans, at the same date in 1998. Management bases its estimate of the adequacy of the allowance for losses on loans on an analysis of various factors. These factors include historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets and regulatory considerations.

         Noninterest Income. Total noninterest income decreased 2.2% to $7.2 million in 1999 from $7.3 million in 1998. This decrease occurred primarily because of the decline in our gain on sale of loans which was offset by increased loan servicing income, including a gain on the sale of loan servicing, and increased service charges on deposit accounts.

         Net gain on sale of loans decreased to $1.9 million in 1999 as compared to $3.5 million in 1998. The primary reason for the decline in 1999 was the rise in long term interest rates experienced in 1999 as compared to 1998. The interest rate rise led to a decline in fixed rate loan origination and resulted in less loans to sell. The proceeds of residential loan sales in 1999 was $126.4 million as compared to $258.1 million in 1998.

         Net loan servicing income increased 72.3% to $1.4 million in 1999 from $788 thousand in 1998. This increase in net loan servicing fees was a result of the strategy to increase fee income. The portfolio of loans serviced increased to $1.7 billion at December 31, 1999 as compared to $1.5 billion at December 31, 1998. Purchases of loan servicing rights and origination of loan servicing, including the securitization of our loans, more than offset payoffs and amortization of existing loans serviced. In 1999, we sold servicing rights for approximately $400 million of loans in the fourth quarter, and recognized a gain of $762 thousand. These loans are included in the total loans serviced at year-end where they will remain until their transfer in the first quarter, 2000. We remain committed to servicing loans for others and will continue to either acquire or sell rights to service portfolios where the loan characteristics and pricing are consistent with our long-term profitability and risk objectives. In the fourth quarter of 1999, we acquired loan servicing rights to approximately $200 million of loans which are not included in the total loans serviced at year end. They will be transferred in the first quarter of 2000.

         Service charges on deposit accounts increased 45.7% to $1.3 million in 1999 from $906 thousand in 1998. The primary reasons for the increase were the overall growth in deposit accounts and increases in individual account charges in 1999.

         During 1999, we sold $31.3 million of mortgage-backed securities available for sale for a net loss of $71 thousand. Also, during 1999, we sold $1.3 million of securities available for sale in which no gain or loss was recorded. We purchase or sell securities and mortgage-backed securities for a variety of reasons. These reasons include the management of liquidity, interest rate risk, capital levels, collateral levels for borrowings, and to take advantage of favorable market conditions. We do not currently hold any securities for trading purposes. Gains or losses from the sale of securities are incidental to the sale of those securities for the reasons listed above.

         Loan option income was $168 thousand in 1999 compared to $388 thousand in 1998. In loan option transactions, we purchase loans and sell nonrefundable options to a third party to purchase these same loans at a later date. At the time the option is exercised or the option period expires, we recognize fee income. The amount of loan option income depends upon the amount of loans for which options are written and the price negotiated. Both of these factors are affected by market conditions. During 1999, we did not purchase any loans for option transactions compared to $17.9 million in 1998. The loan option income recorded was for loans purchased in 1998 and sold in 1999.

         Other operating income increased 3.1% to $1.8 million in 1999 from $1.7 million in 1998. This increase was primarily due to increased fee income from the increased level of business and increased rental income. These increases were partially offset by a writedown of $800 thousand of the Bank's investment in a limited partnership which services residential real estate loans due to a permanent decline in the value of the investment.

         Noninterest Expense. Total noninterest expense increased 27.7% to $32.6 million in 1999 from $25.5 million in 1998. This increase in expenses resulted primarily from growth in assets and increased staffing requirements due to greater business volume.

         Personnel related expenses increased 27.4% to $17.4 million in 1999 from $13.7 million in 1998. These increases were a result of increased staffing levels to support expanded activities such as new retail sales offices and new mortgage origination offices. We expect increases in personnel costs to continue as we continue to open additional retail sales offices.

         Occupancy and equipment expense increased 34.9% to $4.9 million in 1999 from $3.6 million in 1998. Generally, these expenses increased as a result of three additional retail sales offices and three mortgage origination offices. As part of the plan to expand mortgage banking operations, residential loan production offices were opened in the Akron and Canton, Ohio areas and a residential loan construction office was opened in the Columbus, Ohio market. Presently, we plan to open four retail sales offices by the end of 2000. In addition, we commenced the construction of our new corporate headquarters in Highland Hills, Ohio during 1999. The new headquarters is expected to be completed and occupied in the fourth quarter, 2000. When completed, we will partially occupy the building with capacity available to lease to other parties. Occupancy costs are expected to increase as more retail sales offices are opened in the future.

         Federal deposit insurance premiums increased 37.1% to $943 thousand in 1999 as compared to $688 thousand in 1998. The reason for the increase was the overall increase in deposits, which is the basis for the premium amount.

         Marketing expense decreased 20.5% to $722 thousand for 1999 from $908 thousand for 1998. This reduction was the result of a decision to decrease advertising at a time when rates have increased and less loan activity is taking place.

         State franchise taxes increased 28.3% to $799 thousand for 1999 as compared to $623 thousand in 1998. The primary reason for the increase is the greater amount of capital at the Bank, which is the basis for the tax.

         Data processing expense increased 139.3% to $1.2 million for the year 1999 as compared to $0.5 million in 1998. This increase was the result of expenses incurred for consulting services and Year 2000 testing and data processing costs related to the new retail sales and origination offices.

         Other operating expenses, which includes miscellaneous general and administrative costs such as loan servicing, business development, check processing and ATM expenses, increased 21.5% to $6.4 million for 1999 from $5.3 million for 1998. Generally, these increases were due to expenses pertaining to increased business activities, real estate owned expenses, and increased costs for professional services.

         Provision for Income Taxes. The provision for income taxes decreased to $2.0 million in 1999 from $4.0 million in 1998 due to the decrease in income before taxes. The effective tax rate was 30.9% for 1999 and 36.5% for 1998. The effective tax rate in 1999 was lower because lower taxable income reduced our statutory tax rate and due to an increase in the level of tax-exempt interest in 1999 as compared to 1998.


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

         Net Income. Net income for 1998 increased 17.1% from net income for 1997. Net income for 1998 was $6.8 million, or $0.88 per common share, and net income for 1997 was $5.8 million, or $0.75 per common share. Net income for 1998 was reduced by an extraordinary expense of $245 thousand, net of tax, or $0.03 per common share. This extraordinary expense represented the cost of retiring our 10.0% subordinated debt with part of the proceeds from our issuance of 8.60% cumulative trust preferred securities in April 1998. Net income before the extraordinary item was $7.0 million for 1998, or $0.91 per common share, which was a 21.3% increase over 1997 net income of $5.8 million. This increase in net income was due to growth in interest-earning assets and noninterest income.

         Total assets grew 47.4% to $1.4 billion at December 31, 1998 from $925.0 million at December 31, 1997. Net income increased at a slower rate than assets during 1998 because asset growth did not take place uniformly during the year. Asset growth was concentrated in the second half of the year. Asset growth in 1998 was greater than usual because both capital and quality assets were available.

         Noninterest income grew 76.7% to $7.3 million in 1998 from $4.1 million in 1997. This growth was primarily due to a 607% increase in gain on sale of loans. Our gain on sale of loans increased to $3.5 million in 1998 from $488 thousand in 1997. We restructured our residential lending operations late in 1997 in order to increase our market share in the greater Cleveland area. As part of the restructuring, Metropolitan hired additional commissioned loan officers. These efforts, along with increased residential refinancing activity, resulted in significant increases in residential loan originations, loan sales, and gain on sale of loans.

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

         Provision for Loan Losses. Our provision for loan losses increased 13.2% to $2.7 million in 1998 from $2.3 million in 1997. This increase was related to the increase in total loans and management's estimate of the adequacy of the allowance for losses on loans. Total loans, including loans held for sale, increased 46.0% to $1.0 billion at December 31, 1998 from $707.9 million at the same date a year earlier. The allowance for losses on loans at December 31, 1998 was $6.9 million, or 0.66% of total loans, compared to $5.6 million, or 0.79% of total loans, at the same date in 1997. Management bases its estimate of the adequacy of the allowance for losses on loans on an analysis of various factors. These factors include historical loan loss experience, the status of impaired loans, economic conditions affecting real estate markets, and regulatory considerations.

         Noninterest Income. Total noninterest income increased 76.7% to $7.3 million in 1998 from $4.1 million in 1997. This increase occurred primarily because of the increase in our gain on sale of loans.

         In late 1997, we restructured our residential lending operation. We expanded our product offerings and hired additional loan origination personnel. We also restructured our compensation plans to increase incentives to produce additional profitable volume. During 1998 long-term interest rates were declining and were at lower levels than in 1997. This decline in rates stimulated customer demand for fixed rate loans for purchases and refinances. In addition, we generally sell fixed rate residential loans within 60 to 90 days of origination in order to limit the risk of declining net interest income from rising interest rates. All of these factors combined to bring about the following increases for all types of loans:

                                   YEAR ENDED
                                   DECEMBER 31,
                                   ------------          PERCENTAGE
                               1998           1997        INCREASE
                               ----           ----        --------
                                 (IN THOUSANDS)

Loans originated for sale     $211,677     $ 36,732          476%
Loans purchased for sale        49,447       10,654          364%
Sale of loans                  258,064       51,402          402%
Gain on sale of loans            3,453          488          607%


         Net loan servicing income decreased 39.0% to $788 thousand in 1998 from $1.3 million in 1997. This decrease in net loan servicing fees was a result of the writedown of purchased and originated mortgage servicing rights. The writedown occurred because a decline in long-term interest rates caused a high level of prepayments during 1998. When loans prepay, the servicing rights associated with those loans are written off. Management believes that based on the current level of long-term interest rates, the high level of prepayments may continue. The portfolio of loans serviced for others increased to $1.5 billion at December 31, 1998 from $1.2 billion at the same date a year earlier. This increase was a result of the sale of $233.6 million of residential loan production, the securitization of $101.0 million of commercial real estate loans during the fourth quarter of 1998, and the continued acquisition of loan servicing portfolios. These increases more than offset prepayments and amortization of existing loans serviced for others. We remain committed to servicing loans for others and will continue to acquire the rights to service portfolios where the loan characteristics and pricing are consistent with our long-term profitability and risk objectives.

         Service charges on deposit accounts increased 26.5% to $906 thousand in 1998 from $716 thousand in 1997. The primary reason for the increase was the increase in the level of passbook, statement savings and transaction accounts.

         During 1998, we sold $43.2 million of mortgage-backed securities available for sale for a net gain of $70 thousand. During 1997, we sold $16.6 million of securities available for sale at a net gain of $92 thousand. We purchase or sell securities and mortgage-backed securities for a variety of reasons. These reasons include the management of liquidity, interest rate risk, capital levels, collateral levels for borrowings, and to take advantage of favorable market conditions. We do not currently hold any securities for trading purposes. Gains or losses from the sale of securities are incidental to the sale of those securities for the reasons listed above.

         Loan option income was $388 thousand in 1998 compared to $320 thousand in 1997. The amount of loan option income depends upon the amount of loans for which options are written and the price negotiated. Both of these factors are affected by market conditions. During 1998, we purchased $17.9 million of loans for option transactions compared to $10.6 million in 1997.

         Other operating income increased 39.0% to $1.7 million in 1998 from $1.2 million in 1997. This increase was primarily due to increased fee income from credit cards and ATMs and greater rental income at branch locations.

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

         -        increases in staffing due to the growth of the Bank;

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

         Marketing expense increased $222 thousand to $908 thousand for 1998 from $686 thousand in 1997. This increase was the result of marketing efforts to increase lending and deposits.

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

         The table below provides the amounts and categories of our nonperforming assets as of the dates indicated. At December 31, 1999, all loans classified as impaired were also classified as nonperforming.


                                                                                DECEMBER 31,
                                                                                ------------
                                                          1999         1998         1997         1996        1995
                                                          ----         ----         ----         ----        ----
                                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans
   One-to-four family                                   $ 1,183      $   512      $   792      $   950      $   293
   Multifamily                                               --           --           --          871        2,138
   Commercial real estate                                 1,696        6,123          198        2,032          391
   Construction and land                                     42        1,824           --           --           15
   Consumer                                               3,755        2,038        1,562          802          266
   Business                                               2,257        1,734          211          268           --
                                                        -------      -------      -------      -------      -------
         Total nonaccrual loans                           8,933       12,231        2,763        4,923        3,103
Loans past due greater than 90 days, still accruing         448          460          384          271          204
                                                        -------      -------      -------      -------      -------
         Total nonperforming loans                        9,381       12,691        3,147        5,194        3,307
Real estate owned                                         5,263        5,534        2,037          177          258
                                                        -------      -------      -------      -------      -------
         Total nonperforming assets                     $14,644      $18,225      $ 5,184      $ 5,371      $ 3,565
                                                        =======      =======      =======      =======      =======

Nonperforming loans to total loans                         0.79%        1.23%        0.44%        0.80%        0.69%

Nonperforming assets to total assets                       0.91%        1.34%        0.56%        0.70%        0.60%


         For the years ended December 31, 1999 and 1998, gross interest income which would have been recorded had the nonaccrual loans been current in accordance with their original terms amounted to $669 thousand and $788 thousand, respectively. The amounts that were included in interest income on these loans were $379 thousand and $291 thousand for the years ended 1999 and 1998, respectively.

         Overall asset quality improved from December 31, 1998 to December 31, 1999. Despite the overall growth in the loan portfolio experienced in 1999, nonperforming assets decreased $3.6 million to $14.6 million at December 31, 1999 from the prior year. The decrease in nonperforming loans was the result of decreases in the commercial and construction and land development categories which were partially offset by increases in one- to four family loans, business loans, and consumer loans. Real estate owned decreased $271 thousand for the same period.

         Nonperforming one- to four-family loans increased $600 thousand due to two large residential loans in this category. Most of the nonperforming loans in this category are less than $100 thousand.

         Nonperforming commercial real estate loans decreased $4.4 million due to the transfer to real estate owned and subsequent sale in 1999 of the $4.0 million loan financing a waterpark in Southern California. The sale of this property was completed in the fourth quarter, 1999.

         Nonperforming construction and land development loans decreased $1.7 million from 1998 to 1999. The two loans in this category are model home construction loans. Based on appraised values and current market research, we do not anticipate losses on these two loans.

         Nonperforming business loans increased $500 thousand in 1999. This increase is consistent with the growth in this business line. We began making business loans in 1995. This area of lending has grown to its 1999 year end balance of $114.3 million as compared to $82.3 million in 1998. Total nonperforming business loans are $2.3 million or 2.0% of that loan category. Unlike the real estate secured lending which comprises over 79% of our loan portfolio, business loans often depend on the successful operation of the business or depreciable collateral. Therefore, we expect nonperforming loans and losses to be higher for business loans than for real estate loans. We are aggressively pursuing collection of all nonperforming loans.

         Nonperforming consumer loans have increased $1.7 million to $4.2 million at December 31, 1999. Nonperforming consumer loans represent 2.9% of the consumer portfolio. The increase in these loans is primarily attributable to subprime loans purchased prior to 1999. The aggregate balance of the subprime portfolio at December 31, 1999 was $4.1 million or less than one percent of total loans. All consumer loans that are delinquent 120 days or more are 100% covered by loan insurance or included in the allowance for loan losses in an amount equal to the net book value for that loan.

         In December 1998, we acquired title to a motel in Northeastern Ohio and a marina in California. We transferred the loan balance related to these properties to real estate owned. At that time, we adjusted the balances to their estimated fair value of $3.4 million and $1.3 million, respectively, at the time of acquisition. In December, 1999, we provided an additional $556 thousand allowance for loss on the marina bringing the net book value to $671 thousand and provided an additional $200 thousand allowance for the loss on the hotel bringing the net book value to $3.3 million. Currently, we are actively pursuing the sale of both properties.

         In addition to the nonperforming assets included in the table above, we identify potential problem loans which are still performing but have a weakness which causes us to classify those loans as substandard for regulatory purposes. There were no loans in this category at December 31, 1999.

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


                                                                 YEAR ENDED DECEMBER 31,
                                                                 -----------------------
                                                 1999         1998         1997         1996        1995
                                                 ----         ----         ----         ----        ----
                                                                  (DOLLARS IN THOUSANDS)
BALANCE AT BEGINNING OF PERIOD                 $ 6,909      $ 5,622      $ 4,175      $ 2,765      $ 1,911
Charge-offs:
  One- to four-family                               12            5           32           22           23
  Multifamily                                       31           39          494          119           --
  Commercial real estate                           104           --           --           --           27
  Consumer                                       1,944          809          363           95           56
  Business                                         148          565           10           --           --
                                               -------      -------      -------      -------      -------
         Total charge-offs                       2,239        1,418          899          236          106
Recoveries:                                         45           55            6           11            1
                                               -------      -------      -------      -------      -------
Net charge-offs                                  2,194        1,363          893          225          105
Provision for loan losses                        6,310        2,650        2,340        1,635          959
                                               -------      -------      -------      -------      -------
BALANCE AT END OF PERIOD                       $11,025      $ 6,909      $ 5,622      $ 4,175      $ 2,765
                                               =======      =======      =======      =======      =======

Net charge-offs to average loans                  0.19%        0.16%        0.13%        0.04%        0.02%
Provision for loan losses to average loans        0.54%        0.31%        0.35%        0.28%        0.21%
Allowance for losses on loans to total
  nonperforming loans at end of period          117.52%       54.44%      178.68%       80.38%       83.61%
Allowance for losses on loans to total
  loans at end of period                          0.92%        0.66%        0.79%        0.64%        0.57%


         In 1999, loans receivable increased 15.2% in 1999 to $1.2 billion while the allowance for losses on loans increased 59.6% to $11.0 million. Management increased the provision due to the ongoing analysis of the appropriate allowance for loan losses. We expect to continue to increase the allowance for loan losses when necessary as the loan portfolio continues to increase and the portfolio mix changes. We considered the following factors in determining that this increased level of allowance for loan losses was adequate.

         - Charge-offs in 1999 were 58% higher than in 1998 and at the highest level in our history.

         - Consumer loan charge-offs continued to increase. This increase was due primarily to acquisitions of subprime and mobile home loans. We are currently retracting in both of these lending areas. The current balance in this portfolio is $4.1 million.

         - We separately evaluated individual nonperforming loans for the adequacy of collateral values. We consider several of these loans to be large because they each exceed $1 million. While in most instances, we were able to determine that our principal balance is well secured, we have provided specific reserves in those instances where it was deemed necessary. We reached this determination by reviewing current or updated appraisals, brokers' price opinions, and other market surveys.

         - The possibility of an economic slowdown and a related increase in delinquencies and losses increases with each year as the current domestic economic expansion is the longest in several decades.

         After careful consideration of all of these factors, we concluded that it was necessary to increase the allowance for loan losses at a rate greater than loan growth in 1999. Therefore, the provision for loan losses was increased 138.1% to $6.3 million in 1999 which resulted in an increase in the allowance for loan losses to $11.0 million.


COMPARISON OF DECEMBER 31, 1999 AND DECEMBER 31, 1998 FINANCIAL CONDITION

         Total assets amounted to $1.6 billion at December 31, 1999 compared to $1.4 billion at December 31, 1998. Total assets increased $244.7 million, or 17.9%. The increase in assets was funded primarily with increased borrowings of $144.9 million, deposit growth of $85.3 million, and the issuance of $16.0 million in additional preferred securities by a new subsidiary, Metropolitan Capital Trust II.

         Securities available for sale increased by $16.4 million to $35.8 million at December 31, 1999 from $19.4 million the prior year. This increase was primarily due to our purchase of a $10.0 million FreddieMac note and a $10.0 million FannieMae note. Securities available for sale are primarily maintained to meet regulatory liquidity requirements and the liquidity maintenance requirement of our subordinated notes maturing January 1, 2005.

         Mortgage-backed securities increased $57.4 million to $255.7 million at December 31, 1999 from $198.3 million a year earlier. Our securitization of multifamily real estate loans of $108.8 million and purchases of $30.0 million of mortgage-backed securities were partially offset by repayments of $45.2 million and sales of $31.3 million of mortgage-backed securities. During the fourth quarter of 1999, we completed the securitization of $108.8 million of multifamily real estate loans with FannieMae in a transaction that used an insurance policy to assume a portion of the credit risk. We will consider similar transactions in the future because they improve our credit risk profile by converting whole loans to mortgage-backed securities. In addition, these transactions provide high quality collateral for wholesale borrowings.

         Loans receivable, including loans held for sale, increased $157.4 million, or 15.2%, to $1.2 billion. This increase was consistent with our overall strategy of increasing assets while adhering to prudent underwriting standards and preserving our capital status as "adequately capitalized" or "well capitalized."

         We experienced the following increases by loan category:

         -        one-to four-family loans--$105.9 million;

         -        consumer loans--$47.5 million;

         -        business loans--$32.0 million;

         -        commercial real estate loans--$18.6 million; and

         -        construction and land loans (net of loans in process)--
                  $9.5 million.

         The decrease in multifamily loans of $45.4 million was primarily the result of the previously discussed loan securitization which more than offset the growth experienced in this category in 1999.

         Federal Home Loan Bank ("FHLB") stock increased 80.8% to $10.9 million at December 31, 1999 as compared to $6.1 million at the prior year-end. The increase is primarily the result of stock purchases of $4.3 million, which are required by the FHLB as borrowings increase, and dividends of $0.6 million.

         Premises and equipment increased $12.7 million, or 66.5%, to $31.8 million. This increase was the result of expenditures for land, architectural work and construction costs for our new corporate headquarters, the purchase of computer equipment to accommodate continued growth, and current retail sales office and loan production office expansion. The new corporate headquarters is expected to be completed in the fourth quarter, 2000. Costs incurred for the new headquarters were $4.2 million through December 31, 1999, with an additional $26.4 million expected to be incurred prior to completion. We plan on opening an additional 5 retail sales offices in 2000.

         Loan servicing rights decreased 22.7% to $10.4 million at December 31, 1999 as compared to $13.4 million at December 31, 1998. The primary reason for the decline, other than amortization, was the sale of loan servicing in the fourth quarter along with the associated servicing rights, which had book value of approximately $4.7 million.

         Accrued income, prepaid expenses and other assets increased to $27.4 million at December 31, 1999 as compared to $20.3 million at December 31, 1998. The reason for the increase is an increase in accounts receivable related to the previously discussed loan servicing sale. Accrued income, prepaid expenses and other assets includes an investment in a limited partnership which services residential real estate loans. The loans in the partnership's servicing portfolio prepaid more quickly than anticipated in 1998 due to the lower level of long-term interest rates. The general partner of the limited partnership advised the Bank that, as a result of this prepayment activity and to comply with certain debt covenants financing the partnership, it restructured the underlying portfolio in April of 1999. As a result of these events, the Bank's investment has been permanently impaired and a writedown of $800 thousand was taken in 1999. The Bank continues to monitor its investment in this asset, however, there can be no guarantee that the remaining value of $200 thousand can be realized.

         Deposits totaled $1.1 billion at December 31, 1999, an increase of $85.3 million, or 8.1%, from December 31, 1998. The increase resulted primarily from management's marketing efforts, continued growth at newer retail sales offices, increased custodial checking balances and payment of competitive rates to increase certificate of deposit balances. In addition, $15.3 million of this increase was attributable to a greater balance of out-of-state time deposits. The use of out-of-state time deposits is a strategy management has employed to fund the opportunistic acquisitions of assets. The strategy is ultimately to replace out of state time deposits with retail deposits.

         Borrowings increased $144.9 million to $360.4 million at December 31, 1999, from $215.5 million at December 31, 1998. This increase was the result of our increased use of Federal Home Loan Bank advances and the commercial bank repurchase agreement which were utilized in addition to deposits to fund the asset growth discussed previously.

         Other liabilities decreased to $22.5 million at December 31, 1999 from $26.2 million at the prior year-end. The decrease was the result of lower clearing account, escrow account, and accounts payable balances.

         During 1999, Metropolitan's wholly owned subsidiary, Metropolitan Capital Trust II, issued $16.0 million of 9.50% cumulative trust preferred securities. This subsidiary invested the proceeds of the offering in 9.50% junior subordinated debentures of Metropolitan. The net proceeds from these securities were used to repay the $12.0 million outstanding balance on the commercial bank line of credit and for a $5.0 million additional capital contribution to the Bank to support growth.

         Shareholders' equity increased $2.2 million, or 5.2%, to $44.9 million, due largely to the retention of net income, the issuance of 300,000 shares of common stock, and the stock purchase plan which were partially offset by the increase in the unrealized holding loss.


LIQUIDITY AND CAPITAL RESOURCES

         Liquidity. The term "liquidity" refers to our ability to generate adequate amounts of cash for funding loan originations, loan purchases, deposit withdrawals, maturities of borrowings and operating expenses. Our primary sources of internally generated funds are principal repayments and payoffs of loans, cash flows from operations, and proceeds from sales of assets. External sources of funds include increases in deposits and borrowings and public or private securities offerings by Metropolitan.

         In addition to debt or equity offerings, the primary source of funds for Metropolitan, at the holding company level, is dividends from the Bank. The payment of these dividends are subject to restrictions imposed by federal bank regulatory agencies. At December 31, 1999, Metropolitan had liquid assets of $1.1 million and had $6.0 million available to borrow on its commercial bank line of credit. Currently, Metropolitan primarily uses funds for interest payments on its existing debt. The covenants associated with its subordinated notes maturing January 1, 2005 require Metropolitan to maintain liquid assets sufficient to pay six months interest, or approximately $675 thousand. Metropolitan could also use funds for additional capital contributions to the Bank, other operating expenses, purchase of investment securities, or the acquisition of other assets.

         Sources of funds for the Bank such as loan repayments and deposit flows, are greatly influenced by prevailing interest rates, economic conditions and competition. Other sources of funds such as borrowings and maturities of securities are more reliable or predictable. The Bank currently has a $75 million cash management line of credit with the Federal Home Loan Bank and the ability to borrow $60.1 million through a commercial bank repurchase agreement. These sources of funds are available to meet liquidity needs. As of December 31, 1999, the balance on the FHLB line was $26.1 million and the commercial bank repurchase agreement was $55.0 million. We regularly review cash flow needs to fund operations. We believe that the resources described above are adequate to meet our requirements for the foreseeable future.

         When evaluating sources of funds, we consider the cost of various alternatives such as local retail deposits, Federal Home Loan Bank advances, and other wholesale borrowings. One option we have considered and used in the past has been the acceptance of out-of-state time deposits from individuals and entities, predominantly financial institutions. These deposits typically have balances of $90,000 to $100,000 and have a term of one year or more. At December 31, 1999, approximately $181.6 million of certificates of deposits, or 16.0% of our total deposits, were held by these individuals and entities. If we were unable to replace these deposits upon maturity, our liquidity could be adversely affected. We monitor these maturities to attempt to minimize any potential adverse effect on liquidity.

         At December 31, 1999, $164.4 million, or 14.5%, of our total deposits were in the form of accounts of $100,000 and over. If a large number of these certificates of deposits matured at approximately the same time and were not renewed, our liquidity could be adversely affected. We monitor maturities regularly to attempt to minimize any potential adverse effect on liquidity. In addition, $28.4 million of the certificates of deposit of $100,000 or more are also included in out of state time deposits discussed above.

         Historically, the Bank has been subject to a regulatory liquidity requirement. In November 1997, liquidity regulations were changed significantly. These new regulations require the Bank to maintain liquid assets equal to at least 4% of the Bank's liquidity base on a monthly basis. Liquid assets generally include all unpledged cash in banks, investment securities maturing within five years, and securities issued by the Government National Mortgage Association, FannieMae, or FreddieMac regardless of maturity. The liquidity base includes amounts due banks and deposits and borrowings maturing in less than one year. The Bank's liquidity ratio for December 1999 was 8.75%.

         Capital. Our total shareholders' equity at December 31, 1999 was $44.9 million, an increase of $2.2 million, or 5.2%, from equity of $42.6 million at December 31, 1998. This increase was due to net income of $4.5 million, the issuance of 300,000 additional shares of common stock for $2.2 million, and unrealized losses on securities available for sale, net of tax, of $4.5 million. No dividends were paid in 1999, 1998 or 1997. The terms of our subordinated notes maturing January 1, 2005 and the commercial bank line of credit prohibit the payment of dividends unless tangible equity divided by total assets is greater than 7.0%. At December 31, 1999, Metropolitan's tangible equity divided by tangible assets was 3.10%. In 1999, Metropolitan's wholly owned subsidiary, Metropolitan Capital Trust II, issued $16.0 million of 9.50% cumulative trust preferred securities. Similarly, in 1998, Metropolitan Capital Trust I, issued $27.8 million of 8.60% cumulative trust preferred securities. Sources of future capital could include, but would not be limited to, our earnings or additional offerings of debt or equity securities.

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

         The Bank's regulatory capital ratios at December 31, 1999 were in excess of the capital requirements specified by the Office of Thrift Supervision regulations as shown by the following table:

                           TANGIBLE            CORE              RISK-BASED
                           CAPITAL            CAPITAL             CAPITAL
                           -------            -------             -------
                                      (DOLLARS IN THOUSANDS)

CAPITAL AMOUNT:
  Actual            $105,573    6.56%    $105,653    6.57%   $113,840    9.25%
  Required            24,132    1.50%      64,355    4.00%     98,484    8.00%
                    --------    ----     --------    ----    --------    ----
  Excess            $ 81,441    5.06%    $ 41,298    2.57%   $ 15,356    1.25%
                    ========    ====     ========    ====    ========    ====

         The Bank is also subject to the capital adequacy requirements under the Federal Deposit Insurance Corporation Improvement Act of 1991. The additional capital adequacy ratio imposed on the Bank in this evaluation is the Tier 1 risk-based capital ratio which at December 31, 1999 was 8.58% compared to the required ratio of 4%.

         The Bank's primary sources of capital are the earnings of the Bank and additional capital investments from Metropolitan. At year end, the Bank was "adequately capitalized." Our strategy is to contribute additional capital to the Bank as growth occurs to maintain risk-based capital at "adequately capitalized" or "well capitalized" levels as defined by the Office of Thrift Supervision regulations. We believe that under current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond our control, such as increases in interest rates or a downturn in the economy, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future capital requirements.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Metropolitan, like other financial institutions, is subject to market risk. Market risk is the risk that a company can suffer economic loss due to changes in the market values of various types of assets or liabilities. As a financial institution, we make a profit by accepting and managing various types of risks. The most significant of these risks are credit risk and interest rate risk. See "--Asset Quality" for a comprehensive discussion of credit risk. The principal market risk for us is interest rate risk. Interest rate risk is the risk that changes in market interest rates will cause significant changes in net interest income because interest-bearing assets and interest-bearing liabilities mature at different intervals and reprice at different times.

         The Office of Thrift Supervision currently looks to the Thrift Bulletin 13a, issued December 1, 1998, to evaluate interest rate risk at institutions they supervise. They categorize interest rate risk as minimal, moderate, significant, or high based on a combination of the projected Net Portfolio Value ("NPV") level after a 200 basis point change in interest rates and the size of that change in NPV due to a 200 basis point change in interest rates.

         We manage interest rate risk in a number of ways. Some of the tools used to monitor and quantify interest rate risk include:

         -        annual budgeting process;

         -        weekly review of certificate of deposit maturities by day;

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

         We have established an asset and liability committee to monitor interest rate risk. This committee is made up of senior officers from finance, lending and deposit operations. The committee meets at least quarterly, reviews our current interest rate risk position, and determines strategies to pursue for the next quarter. The activities of this committee are reported to the Board of Directors of the Bank quarterly. Between meetings the members of this committee are involved in setting rates on deposits, setting rates on loans and serving on loan committees where they work on implementing the established strategies.

         During 1998 and 1999, like many financial institutions, we had exposure to potential declines in net interest income from rising interest rates. This is because Metropolitan has had more short-term interest rate sensitive liabilities than short-term interest rate sensitive assets. One of the ways we monitor interest rate risk quantitatively is to measure the potential change in net interest income based on various immediate changes in market interest rates. The following table shows the expected change in net interest income for immediate sustained parallel shifts of 1% and 2% in market interest rates as of the end of the last two years.


                                      EXPECTED CHANGE IN NET INTEREST INCOME
                                      --------------------------------------
CHANGE IN INTEREST RATE           DECEMBER 31, 1999            DECEMBER 31, 1998
-----------------------           -----------------            -----------------
        +2%                             -18%                          -19%
        +1%                              -9%                          -10%
        -1%                              +8%                           +9%
        -2%                             +15%                          +18%

         The change in net interest income from a change in market rates is a short-term measure of interest rate risk. The results above indicate that we have a significant short-term exposure to rising rates but that the exposure has remained at a stable level over the past year.

         Another quantitative measure of interest rate risk is the change in the market value of all financial assets and liabilities based on various immediate sustained shifts in market interest rates. This concept is also known as net portfolio value and is the methodology used by the Office of Thrift Supervision in measuring interest rate risk. The following table shows the expected change in net portfolio value for immediate sustained parallel shifts of 1% and 2% in market interest rates as of the end of the last two years.

                                       EXPECTED CHANGE IN NET PORTFOLIO VALUE
                                       --------------------------------------
CHANGE IN INTEREST RATE             DECEMBER 31, 1999         DECEMBER 31, 1998
-----------------------             -----------------         -----------------
         +2%                              -51%                       -39%
         +1%                              -25%                       -20%
         -1%                              +24%                       +25%
         -2%                              +47%                       +55%

         The change in net portfolio value is a long-term measure of interest rate risk. It assumes that no significant changes in assets or liabilities held would take place if there were a sudden change in interest rates. Because we monitor interest rate risk regularly and actively manage that risk, these projections serve as an expected worst case scenario assuming no reaction to changing rates. The results above indicate that the post-shock NPV has declined during 1999. This was due to the fact that we had an exposure to declines in NPV as interest rates rise and interest rates have risen during 1999. Under TB 13a, Metropolitan falls in the high interest rate risk category as of December 31, 1999, based upon current sensitivity to interest rate changes and the current level of regulatory capital.

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

         -        borrow funds with maturities greater than a year; and

         - increase the volume of loans serviced since the value of that asset rises as rates rise.

         We also follow strategies that increase interest rate risk in limited ways including:

         - originating and purchasing fixed rate multifamily and commercial real estate loans limited to ten year maturities; and

         - originating and purchasing fixed rate consumer loans with terms from two to fifteen years.

         The result of these strategies taken together is that Metropolitan has taken on long-term interest rate risk by adding some ten year fixed rate loans and financing those loans with certificates of deposit and borrowings with terms from one to five years and short-term borrowings. We made a conscious decision to add this long-term interest rate risk during 1998 and 1999 because these loans met our credit quality, rate, and geographic diversity requirements.

         The Bank's level of interest rate risk as of December 31, 1999, is outside the limits set by the Bank's Board of Directors. Therefore, management has implemented a strategy to decrease interest rate risk during 2000 by focusing on:

         - limiting ten year fixed rate commercial real estate loans to those that can be readily sold;

         - limiting the purchase of fixed rate consumer loans to those with high enough yields to be profitable when matched with similar borrowing maturities; and

         - extending liability maturities when long term rates are favorable.

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


YEAR 2000

         Due to the Bank's extensive preparation and planning, the recent year-end was completed without incident. In an effort to dispel customer's uneasiness, all of the Bank's retail sales offices were open January 1, 2000 for normal business. The Bank, and all supporting functions, were verified as accurate and reliable prior to the opening of the retail sales offices that day. As a result, we were able to make this transition without event and were able to attract additional new business as well.


RECENT ACCOUNTING DEVELOPMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 addresses the accounting for derivative instruments and certain derivative instruments embedded in other contracts and hedging activities. The statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all fiscal years beginning after June 15, 1999. The adoption date of Statement No. 133 was subsequently deferred by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." Under Statement No. 137 issued in June , 1999, the effective date was delayed to all fiscal quarters beginning after June 15, 2000. We do not expect this statement to have a material effect on the Company's consolidated financial position or results of operation.


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

FORWARD LOOKING STATEMENTS

         Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to Metropolitan, the Bank or their respective management are intended to identify such forward looking statements. Metropolitan's actual results, performance, or achievements may materially differ from those expressed or implied in the forward looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

                              REPORT OF MANAGEMENT


         The management of Metropolitan Financial Corp. is responsible for the preparation, accuracy, and fair presentation of the financial statements and establishing and maintaining effective internal controls over financial reporting presented in conformity with both generally accepted accounting principles and the Office of Thrift Supervision instructions for Thrift Financial Reports (regulatory report instructions). The internal control system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

         The objective of internal control is to provide reasonable, but not absolute, assurance as to the integrity and reliability of financial statements. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls; therefore, the effectiveness of an internal control system may vary over time.

         Management assessed the Corporation's internal controls over financial reporting presented in conformity with both generally accepted accounting principles and regulatory report instructions as of December 31, 1999. This assessment was based on criteria for effective internal control over financial reporting described in Statement on Auditing Standards No. 78 "Internal Control in a Financial Statement Audit" issued by the Auditing Standards Board of the American Institute of Certified Public Accountants. Based on this assessment, management believes that, as of December 31, 1999, Metropolitan Financial Corp. maintained effective internal controls over financial reporting presented in conformity with both generally accepted accounting principles and regulatory report instructions.


Mayfield Heights, Ohio
February 25, 2000                                   /s/ Robert M. Kaye
                                                    ---------------------------
                                                    Robert M. Kaye
                                                    Chairman and
                                                    Chief Executive Officer
                                                    Metropolitan Financial Corp.



                                                    /s/ Kenneth T. Koehler
                                                    ---------------------------
                                                    Kenneth T. Koehler
                                                    President and
                                                    Chief Operating Officer
                                                    Metropolitan Financial Corp.



                                                    /s/ Donald F. Smith
                                                    ---------------------------
                                                    Donald F. Smith
                                                    Executive Vice President and
                                                    Chief Financial Officer
                                                    Metropolitan Bank & Trust

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Metropolitan Financial Corp.
Mayfield Heights, Ohio

         We have audited the accompanying consolidated statements of financial condition of Metropolitan Financial Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Financial Corp. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.





                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                               Crowe, Chizek and Company LLP


Cleveland, Ohio
February 25, 2000

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1999 AND 1998

                                 (In thousands)


                                                                     1999             1998
                                                                     ----             ----
ASSETS
Cash and due from banks                                          $    19,001      $    19,811
Interest-bearing deposits in other banks                               2,750            9,275
                                                                 -----------      -----------
  Cash and cash equivalents                                           21,751           29,086
Securities available for sale, at fair value                          35,829           19,443
Securities held to maturity                                           15,879           16,217
Mortgage-backed securities available for sale, at fair value         255,727          198,295
Loans held for sale                                                    6,718           15,017
Loans receivable, net                                              1,183,954        1,018,271
Federal Home Loan Bank stock                                          10,948            6,054
Premises and equipment, net                                           31,820           19,114
Real estate owned, net                                                 5,263            5,534
Intangible assets                                                      2,461            2,724
Loan servicing rights, net                                            10,374           13,412
Accrued income, prepaid expenses and other assets                     27,395           20,267
                                                                 -----------      -----------
         Total assets                                            $ 1,608,119      $ 1,363,434
                                                                 ===========      ===========

LIABILITIES
Noninterest-bearing deposits                                     $    70,891      $    63,717
Interest-bearing deposits                                          1,065,739          987,640
Borrowings                                                           360,396          215,486
Other liabilities                                                     22,475           26,197
Guaranteed Preferred Beneficial Interests in the
 Corporation's Junior Subordinated Debentures                         43,750           27,750
                                                                 -----------      -----------
         Total liabilities                                         1,563,251        1,320,790
                                                                 -----------      -----------

SHAREHOLDERS' EQUITY
Preferred stock, 10,000 shares authorized, none issued                    --               --
Common stock, no par value, 10,000 shares authorized
 8,064 and 7,756 shares issued and outstanding, respectively              --               --
Additional paid-in-capital                                            20,744           18,505
Retained earnings                                                     28,171           23,660
Accumulated other comprehensive (loss) income                         (4,047)             479
                                                                 -----------      -----------
         Total shareholders' equity                                   44,868           42,644
                                                                 -----------      -----------
           Total liabilities and shareholders' equity            $ 1,608,119      $ 1,363,434
                                                                 ===========      ===========



          See accompanying notes to consolidated financial statements.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                  (Dollars in thousands, except per share data)


                                                               1999            1998             1997
                                                               ----            ----             ----
INTEREST INCOME
Interest and fees on loans                                 $    93,961      $    74,059      $    61,230
Interest on mortgage-backed securities                          13,814            8,895            6,947
Interest and dividends on other investments                      4,146            2,774            1,169
                                                           -----------      -----------      -----------
         Total interest income                                 111,921           85,728           69,346
                                                           -----------      -----------      -----------
INTEREST EXPENSE
Interest on deposits                                            55,289           42,537           34,120
Interest on borrowings                                          14,937            9,614            7,583
Interest on Junior Subordinated Debentures                       3,418            1,633               --
                                                           -----------      -----------      -----------
         Total interest expense                                 73,644           53,784           41,703
                                                           -----------      -----------      -----------
NET INTEREST INCOME                                             38,277           31,944           27,643
Provision for loan losses                                        6,310            2,650            2,340
                                                           -----------      -----------      -----------
Net interest income after
   provision for loan losses                                    31,967           29,294           25,303
                                                           -----------      -----------      -----------

NONINTEREST INCOME
Net gain on sale of loans                                        1,852            3,453              488
Loan servicing income, net                                       1,358              788            1,293
Service charges on deposit accounts                              1,320              906              716
Gain on sale of loan servicing                                     762               --               --
Loan option income                                                 168              388              320
Net (loss) gain on sale of securities                              (71)              70               92
Other operating income                                           1,766            1,712            1,232
                                                           -----------      -----------      -----------
         Total noninterest income                                7,155            7,317            4,141
                                                           -----------      -----------      -----------

NONINTEREST EXPENSE
Salaries and related personnel costs                            17,413           13,669           10,671
Occupancy and equipment expense                                  4,881            3,619            3,044
Federal deposit insurance premiums                                 943              688              595
Marketing expense                                                  722              908              686
State franchise taxes                                              799              623              543
Data processing expense                                          1,175              491              441
Amortization of intangibles                                        263              263              263
Other operating expenses                                         6,395            5,262            3,906
                                                           -----------      -----------      -----------
         Total noninterest expense                              32,591           25,523           20,149
                                                           -----------      -----------      -----------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                6,531           11,088            9,295
Provision for income taxes before extraordinary item             2,020            4,049            3,492
                                                           -----------      -----------      -----------
INCOME BEFORE EXTRAORDINARY ITEM                                 4,511            7,039            5,803
                                                           -----------      -----------      -----------
Extraordinary item, net of tax                                      --             (245)              --
                                                                            -----------
NET INCOME                                                 $     4,511      $     6,794      $     5,803
                                                           ===========      ===========      ===========
Basic earnings per share:
   Before extraordinary item                               $      0.57      $      0.91      $      0.75
   Extraordinary item                                               --            (0.03)              --
                                                           -----------      -----------      -----------
Basic earnings per share                                   $      0.57      $      0.88      $      0.75
                                                           ===========      ===========      ===========
Diluted earnings per share:
   Before extraordinary item                               $      0.57      $      0.90      $      0.75
   Extraordinary item                                               --            (0.03)              --
                                                           -----------      -----------      -----------
Diluted earnings per share                                 $      0.57      $      0.87      $      0.75
                                                           ===========      ===========      ===========

Weighted average shares for basic earnings per share         7,950,637        7,756,393        7,756,393
   Effect of dilutive stock options                              1,848           82,412           12,899
                                                           -----------      -----------      -----------
Weighted average shares for diluted earnings per share       7,952,485        7,838,805        7,769,292
                                                           ===========      ===========      ===========



          See accompanying notes to consolidated financial statements.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                 (In thousands)


                                                                                 ACCUMULATED
                                                      ADDITIONAL                    OTHER         TOTAL
                                          COMMON       PAID-IN      RETAINED    COMPREHENSIVE  SHAREHOLDERS'
                                          STOCK        CAPITAL      EARNINGS        INCOME        EQUITY
                                          -----        -------      --------        ------        ------

BALANCE JANUARY 1, 1997                               $ 11,101      $ 18,467      $    676      $ 30,244
Comprehensive income:
   Net income                                                          5,803                       5,803
   Change in unrealized gain (loss)
     on securities, net of
     tax and net of
     reclassification of gain
     of $60 from net income                                              614                         614
                                                                                                --------
         Total comprehensive income                                                                6,417
                                        --------      --------      --------      --------      --------

BALANCE DECEMBER 31, 1997                     --        11,101        24,270         1,290        36,661
Comprehensive income:
   Net income                                                          6,794                       6,794
   Change in unrealized gain (loss)
     on securities, net of
     tax and net of
     reclassification of gain of
     $46 from net income                                                              (811)         (811)
                                                                                                --------
         Total comprehensive income                                                                5,983
                                                                                                --------

10% stock dividend                            --         7,404        (7,404)                         --
                                        --------      --------      --------      --------      --------

BALANCE DECEMBER 31, 1998                               18,505        23,660           479        42,644
Comprehensive income:
   Net income                                                          4,511                       4,511
   Change in unrealized gain (loss)
     on securities, net of tax
     and net of reclassification
     of loss of $46 from
     net income                                                                     (4,526)       (4,526)
                                                                                                --------
         Total comprehensive income                                                                  (15)

Issuance of shares of Common stock
   Secondary offering-300 shares                         2,197                                     2,197
   Stock purchase plan-7 shares                             42                                        42
                                        --------      --------      --------      --------      --------

BALANCE DECEMBER 31, 1999                     --      $ 20,744      $ 28,171      $ (4,047)     $ 44,868
                                        ========      ========      ========      ========      ========


          See accompanying notes to consolidated financial statements.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                 (In thousands)


                                                           1999           1998           1997
                                                           ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                              $   4,511      $   6,794      $   5,803
Adjustments to reconcile net income to
   net cash provided by operating activities:
   Net amortization and depreciation                        4,913          4,338          4,533
   (Gain)/Loss on sale of securities                           71            (70)           (92)
   Provision for loan and REO losses                        7,066          2,850          2,340
   Deferred tax provision                                  (1,219)          (710)        (1,131)
   Loans originated for sale                             (121,124)      (211,677)       (36,732)
   Loans purchased for sale                                    --        (49,447)       (10,654)
   Proceeds from sale of loans                            126,391        258,064         51,402
   Repayments on loans held for sale                        4,599             --             39
   (Gain )/Loss on sale of premises, equipment
      and real estate owned                                  (210)           123            105
   (Gain)/Loss on sale of mortgage servicing rights          (762)            --             --
   FHLB stock dividend                                       (576)          (400)          (349)
   Changes in other assets                                 (4,188)        (3,865)          (866)
   Changes in other liabilities                            (3,905)         6,889           (561)
                                                        ---------      ---------      ---------
      Net cash provided by (used in) operating
         activities                                        15,567         12,889         13,837
                                                        ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Disbursement of loan proceeds                            (487,599)      (450,712)      (288,659)
Purchases of:
   Loans                                                 (176,214)      (280,336)      (103,062)
   Mortgage-backed securities                             (29,994)       (45,663)        (6,365)
   Securities available for sale                          (20,052)       (38,557)        (5,101)
   Securities held to maturity                                 --        (16,213)        (4,740)
   Mortgage loan servicing rights                          (2,795)        (4,282)        (2,056)
   FHLB stock                                              (4,318)          (304)        (1,012)
   Premises and equipment                                 (16,832)        (6,617)        (3,714)
Proceeds from maturities and repayments of:
   Loans                                                  305,885        287,096        208,025
   Mortgage-backed securities                              45,211         46,348         18,111
   Securities available for sale                               --          8,000             --
   Securities held to maturity                                345          4,740             --
Proceeds from sale of:
   Loans                                                   72,719         13,471         14,088
   Mortgage-backed securities                              31,221         43,187             --
   Securities available for sale                            1,275         12,800         16,583
   Mortgage loan servicing rights                           6,273             --             --
   Premises, equipment and
      real estate owned                                     5,108          1,226            551
Additional investment in real estate owned                   (595)           (52)           (88)
Premium paid for credit card relationships                     --             --            (10)
                                                        ---------      ---------      ---------
      Net cash used for investing activities             (270,362)      (425,868)      (157,449)
                                                        ---------      ---------      ---------


                                    Continued

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                                                1999          1998            1997
                                                                ----          ----            ----
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposit accounts                               $  85,238      $ 313,502      $ 115,604
Proceeds from borrowings                                       162,598        217,007        115,219
Repayment of borrowings                                        (68,388)      (172,291)       (76,223)
Proceeds from issuance of
   Guaranteed preferred Beneficial
   Interests in the corporation's
   Junior Subordinated Debentures                               15,073         26,436             --
Net activity on lines of credit                                 50,700         34,900         (5,000)
Proceeds from issuance of common stock                           2,239             --             --
                                                             ---------      ---------      ---------
   Net cash provided by financing activities                   247,460        419,554        149,600
                                                             ---------      ---------      ---------
Net change in cash and cash equivalents                         (7,335)         6,575          5,988
Cash and cash equivalents at beginning of year                  29,086         22,511         16,523
                                                             ---------      ---------      ---------
Cash and cash equivalents at end of year                     $  21,751      $  29,086      $  22,511
                                                             =========      =========      =========

Supplemental disclosures of cash flow information:
   Cash paid during the period for:
      Interest                                               $  73,503      $  51,545      $  42,551
      Income taxes                                               1,288          4,218          4,871
   Transfer from loans receivable to other real estate           4,122          4,844          2,283
   Transfer from loans receivable to loans held for sale            --             --          9,678
   Loans securitized                                           108,812        100,710         98,325



          See accompanying notes to consolidated financial statements.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Unless otherwise indicated, amounts are in thousands, except per share data.

         Metropolitan Financial Corp. ("Metropolitan" or the "Corporation") is a savings and loan holding company and an Ohio corporation. Metropolitan is engaged in the business of originating multifamily and commercial real estate loans primarily in Ohio, Pennsylvania, Michigan, and Kentucky and purchases multifamily and commercial real estate loans throughout the United States. Metropolitan offers full service banking services to communities in Northeast Ohio where its additional lending activities include originating one- to four-family residential real estate, construction, business and consumer loans. The accounting policies of the Corporation conform to generally accepted accounting principles and prevailing practices within the financial services industry. A summary of significant accounting policies follows:

         CONSOLIDATION POLICY: The Corporation and its wholly owned subsidiaries, MetroCapital Corporation, Metropolitan Capital Trust I, Metropolitan Capital Trust II, and Metropolitan Bank and Trust Company (the "Bank"), formerly known as Metropolitan Savings Bank of Cleveland and its wholly-owned subsidiaries, are included in the accompanying consolidated financial statements. All significant intercompany balances have been eliminated.

         USE OF ESTIMATES: In preparing financial statements, Management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues, and expenses as well as affecting the disclosures provided. Future results could differ from current estimates. Areas involving the use of management's estimates and assumptions primarily include the allowance for losses on loans, the valuation of loan servicing rights, the value of loans held for sale, fair value of certain securities, the carrying value and amortization of intangibles, the value of real estate owned, the determination and carrying value of impaired loans, and the fair value of financial instruments. Estimates that are more susceptible to change in the near term include the allowance for loan losses, the valuation of servicing rights, the value of loans held for sale, and the value of real estate owned, and the fair value of securities.

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

         STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits, overnight repurchase agreements and federal funds sold. Generally, federal funds and overnight repurchase agreements are sold for one-day periods. The Corporation reports net cash flows for deposit transactions and activity on line of credit borrowings.

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

         Securities classified as available for sale are those that management intends to sell or that could be sold for liquidity, investment management, or similar reasons, even if there is not a present intention for such a sale. Securities available for sale are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax and recognized as part of comprehensive income. Gains or losses on dispositions are based on net proceeds and the adjusted historic cost of securities sold, using the specific identification method.

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

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Loans held for investment are stated at the principal amount outstanding adjusted for amortization of premiums and deferred costs and accretion of discounts and deferred fees using the interest method. At December 31, 1999 and 1998, management had the intent and the Bank had the ability to hold all loans being held for investment for the foreseeable future.

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

         Interest on loans is accrued over the term of the loans based upon the principal outstanding. Management reviews loans that are delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time.

         ALLOWANCE FOR LOSSES ON LOANS: The allowance for losses on loans is established by a provision for loan losses charged against income. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover probable losses based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loans, the whole allowance is available for any loan charge-offs that occur. A loan is charged off against the allowance by management as a loss when deemed uncollectible, although collection efforts often continue and future recoveries may occur.

         Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for losses on loans to such loans. If these allocations require an increase in the allowance for losses on loans, such increase is reported as a provision for loan losses. Management excludes all consumer loans from its review for impairment. However, these loans are considered in determining the appropriate level of the allowance for loss on loans. All impaired loans are placed on nonaccrual status.

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

         LOAN OPTION INCOME: Periodically the Bank purchases real estate loans for sale and simultaneously writes an option giving the holder the option to purchase those loans at a specified price within a specified time period. At the time the transaction is complete the Bank recognizes a non-refundable fee in income.

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

         PREMISES AND EQUIPMENT: Premises and equipment, including leasehold improvements and software, are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes. For tax purposes, depreciation on certain assets is computed using accelerated methods. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value based on discounted cash flows.

         INTANGIBLE ASSETS: Intangible assets resulting from the acquisition of the Bank are being amortized to expense on a straight-line basis over a period of 25 years beginning in July 1987. This amount is a reduction from the Bank's shareholder's equity in calculating tangible capital for regulatory purposes. Identifiable intangible assets are amortized over the estimated periods of benefit.

         INCOME TAXES: The Corporation and its subsidiaries, excluding Metropolitan Capital Trust I and Metropolitan Capital Trust II, are included in the consolidated federal income tax return of the Corporation. Income taxes are provided on a consolidated basis and allocated to each entity based on its proportionate share of consolidated income. Deferred income taxes are provided on items of income or expense that are recognized for financial reporting purposes in one period and recognized for income tax purposes in a different period. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

         STOCK OPTIONS: Expense for employee compensation under stock option plans is based on Accounting Principles Board Opinion No. 25 with expense reported only if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of Statement of Financial Accounting Standard No. 123 was used for stock based compensation. For the periods presented, no expense has been recognized as the option price of the common shares equaled or exceeded the market price on the grant date.

         TRUST DEPARTMENT ASSETS AND INCOME: Property held by the Corporation in a fiduciary or other capacity for its trust customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation.

         EARNINGS PER SHARE: Basic and diluted earnings per share are computed based on weighted average shares outstanding during the period. Basic earnings per share has been computed by dividing net income by the weighted average shares outstanding. Diluted earnings per share has been computed by dividing net income by the diluted weighted average shares outstanding. Diluted weighted average shares were calculated assuming the exercise of stock options less the treasury shares assumed to be purchased from the proceeds using the average market price of the Corporation's stock. The Corporation declared a 100% stock split in the form of a dividend in 1997. During 1998, the Corporation declared a 10% stock dividend which was recorded by a transfer, equal to the fair value of the shares issued, from retained earnings to additional paid in capital. All per share information has been retroactively adjusted to reflect the effect of the stock dividend and stock split. Stock options for 726,300 shares of common stock were not considered in computing diluted earnings per common share for 1999 because they were antidilutive.

         COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and equity investments which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

         NEW ACCOUNTING PRONOUNCEMENTS: Beginning January 1, 2000, a new accounting standard and related amendment will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

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

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         FINANCIAL STATEMENT PRESENTATION: Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1999 presentation.

NOTE 2. SECURITIES

         The amortized cost, gross unrealized gains and losses, and fair values of investment securities at December 31, 1999 and 1998 are as follows:

                                                        1999
                                ----------------------------------------------------
                                                GROSS           GROSS
                                AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                  COST          GAINS          LOSSES         VALUE
                                  ----          -----          ------         -----
AVAILABLE FOR SALE
Mutual funds                   $     835                                   $     835
FreddieMac preferred stock         7,500                    $  (1,350)         6,150
FreddieMac note                   10,000                         (236)         9,764
FannieMae notes                   19,935                         (855)        19,080
Mortgage-backed securities       259,446     $     228         (3,947)       255,727
                               ---------     ---------      ---------      ---------
                                 297,716           228         (6,388)       291,556
HELD TO MATURITY
Tax-exempt municipal bond         14,699           176                        14,875
Revenue bond                       1,180                                       1,180
                               ---------     ---------      ---------      ---------
                                  15,879           176                        16,055
                               ---------     ---------      ---------      ---------
  Total securities             $ 313,595     $     404      $  (6,388)     $ 307,611
                               =========     =========      =========      =========


                                                        1998
                                ----------------------------------------------------
                                                GROSS           GROSS
                                AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                  COST          GAINS          LOSSES         VALUE
                                  ----          -----          ------         -----
AVAILABLE FOR SALE
Mutual funds                   $   2,059                                   $   2,059
FreddieMac preferred stock         7,500                                       7,500
FannieMae term note                9,921                    $     (37)         9,884
Mortgage-backed securities       197,520     $     954           (179)       198,295
                               ---------     ---------      ---------      ---------
                                 217,000           954           (216)       217,738
HELD TO MATURITY
Tax-exempt municipal bond         14,817                                      14,817
Revenue bond                       1,400                                       1,400
                               ---------     ---------      ---------      ---------
                                  16,217                                      16,217
                               ---------     ---------      ---------      ---------
  Total securities             $ 233,217     $     954      $    (216)     $ 233,955
                               =========     =========      =========      =========


         The amortized cost and fair value of debt securities at December 31, 1999, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                    AMORTIZED       FAIR
                                                       COST         VALUE
                                                       ----         -----
Securities available for sale:
   Due one through five years                        $ 20,000     $ 19,459
   Due after five years through ten years               9,935        9,385
   Mortgage-backed securities available for sale      259,446      255,727
                                                     --------     --------
      Total securities available for sale             289,381      284,571
Securities held to maturity:
   Due one through five years                           1,180        1,180
   Due after ten years                                 14,699       14,875
                                                     --------     --------
      Total securities held to maturity                15,879       16,055
                                                     --------     --------
         Total debt securities                       $305,260     $300,626
                                                     ========     ========

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 2. SECURITIES (CONTINUED)

         Proceeds from the sale of mortgage-backed securities available for sale were $31,221 in 1999 and proceeds from the sale of mortgage-backed securities available for sale were $43,187 in 1998. Proceeds from the sale of securities available for sale were $1,275 in 1999, $12,800 in 1998 and $16,583 in 1997.
Gross gains realized on those sales were $108 in 1998 and $103 in 1997. Gross losses of $71, $38 and $11 were realized in 1999, 1998 and 1997, respectively.

         Securities with a carrying value of $28,063 and a market value of $26,713 at December 31, 1999, were pledged to secure FHLB advances. Certain securities with an amortized cost of $211,704 and a market value of $208,710 at December 31, 1999, were pledged to secure reverse repurchase agreements. Other securities with an amortized cost of $561 and a market value of $560 were pledged to the State of Ohio to enable Metropolitan to engage in trust activities and the Federal Reserve Bank to enable Metropolitan to receive treasury, tax and loan payments.

NOTE 3. LOANS RECEIVABLE

         The composition of the loan portfolio at December 31, 1999 and 1998 is as follows:

                                         1999              1998
                                         ----              ----
Real estate loans
  Construction loans
    Residential single family        $   111,005      $    81,584
    Commercial                               447           19,129
    Land                                  43,989           34,990
    Loans in process                     (56,212)         (46,001)
                                     -----------      -----------
         Construction loans, net          99,229           89,702
  Permanent loans
    Residential single family            295,061          189,182
    Multifamily                          292,015          337,412
    Commercial                           247,455          228,824
    Other                                    671            1,320
                                     -----------      -----------
         Total real estate loans         934,431          846,440
Consumer loans                           143,585           96,115
Business loans and other loans           114,333           82,318
                                     -----------      -----------
         Total loans                   1,192,349        1,024,873
Premium on loans, net                      7,178            5,320
Deferred loan fees, net                   (4,548)          (5,013)
Allowance for losses on loans            (11,025)          (6,909)
                                     -----------      -----------
         Total loans receivable      $ 1,183,954      $ 1,018,271
                                     ===========      ===========

         Loans with adjustable rates, included above, totaled $657,328 and $505,359 at December 31, 1999 and 1998, respectively.


         Metropolitan's real estate loans are secured by property in the following states:

                                                          1999     1998
                                                          ----     ----

Ohio                                                       53%      50%
California                                                 19       19
Pennsylvania                                                7        8
New York                                                    3        2
Other                                                      18       21
                                                          ---      ---
                                                          100%     100%
                                                          ===      ===

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 3. LOANS RECEIVABLE (CONTINUED)

         Activity in the allowance for losses on loans is as follows:

                                        YEAR ENDED DECEMBER 31,
                                    1999          1998          1997
                                    ----          ----          ----
Balance at beginning of year     $  6,909      $  5,622      $  4,175
Provision for loan losses           6,310         2,650         2,340
Net charge-offs                    (2,194)       (1,363)         (893)
                                 --------      --------      --------
                                 $ 11,025      $  6,909      $  5,622
                                 ========      ========      ========


         Nonperforming loans were as follows:

                                                   1999         1998
                                                   ----         ----

Loans past due over 90 days still on accrual     $   448     $   460

Nonaccrual loans                                   8,933      12,231

         Nonperforming loans included all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

         Management analyzes loans on an individual basis and considers a loan to be impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract based on current information and events. Loans which are past due two payments or less and that management feels are probable of being restored to current status within 90 days are not considered to be impaired loans. All impaired loans are included in nonperforming loans.

         Information regarding impaired loans is as follows at December 31:


                                                                                       1999       1998
                                                                                       ----       ----
Balance of impaired loans                                                            $ 4,593     $10,142
Less portion for which no allowance for losses
  on loans is allocated                                                                3,521       9,002
                                                                                     -------     -------
Portion of impaired loan balance for which an
  allowance for losses on loans is allocated                                         $ 1,072     $ 1,140
                                                                                     =======     =======

Portion of allowance for losses on loans allocated  to the impaired loan balance     $ 1,054     $ 1,012
                                                                                     =======     =======

         Information regarding impaired loans is as follows for the year ended December 31:



                                                           1999       1998         1997
                                                           ----       ----         ----
Average investment in impaired loans during the year     $ 6,392     $11,510     $   944
Interest income recognized during impairment                 256         191          17
Interest income recognized on cash basis
  during the year                                            256         191          17


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997


NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment consists of the following:

                                                      DECEMBER 31,
                                                      ------------
                                                    1999        1998
                                                    ----        ----

Land                                              $ 7,081     $ 4,284
Office buildings                                    9,254       6,186
Leasehold improvements                              3,308       2,940
Furniture, fixtures and equipment                  12,313       8,805
Construction in progress                            5,639       1,236
                                                  -------     -------
  Total                                            37,595      23,451
Accumulated depreciation                            5,775       4,337
                                                  -------     -------
  Total premises and equipment                    $31,820     $19,114
                                                  =======     =======

         Depreciation expense was $1,876, $1,282 and $978 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Bank leases certain of its branches and corporate headquarters space under operating lease agreements whose lease terms are renewable periodically. Rent expense for the years ended December 31, 1999, 1998 and 1997 was $1,252, $990, and $923, respectively.

         The future minimum annual rental commitments as of December 31, 1999 for all noncancelable leases are as follows:

2000                                                     $1,194
2001                                                        482
2002                                                        400
2003                                                        324
2004                                                        297
Thereafter                                                  702
                                                         ------
  Total rental commitments                               $3,399
                                                          =====

         In the second quarter, 1999, the Corporation started the construction of a new corporate headquarters building. As a result, interest expenses have been incurred to finance construction. These costs, along with those related to the construction of retail sales offices, are capitalized as incurred while the buildings are under construction and are included as a portion of the historical cost to be depreciated over the useful life of the buildings. Interest expense capitalized for the year ended December 31, 1999 was $142.


NOTE 5. REAL ESTATE OWNED

         Activity in the allowance for loss on real estate owned is as follows:

                                              YEAR ENDED DECEMBER 31,
                                              -----------------------
                                              1999      1998     1997
                                              ----      ----     ----

Balance at beginning of year                  $200     $ --     $ 57
Provision for loss                             756      200       --
Charge-offs                                     --       --      (57)
                                              ----     ----     ----
Balance at end of year                        $956     $200     $ --
                                              ====     ====     ====

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997


NOTE 6. LOAN SERVICING RIGHTS

         Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                          1999           1998
                                                          ----           ----

Mortgage loan portfolios serviced for:
  FreddieMac                                          $  746,688     $  794,286
  FannieMae                                              725,045        587,476
  Others                                                 181,332        114,585
                                                      ----------     ----------
    Total loans serviced for others                   $1,653,065     $1,496,347
                                                      ==========     ==========

         Custodial balances maintained in noninterest-bearing deposit accounts with the Bank in connection with the foregoing loan servicing were approximately $29,958 and $28,066 at December 31, 1999 and 1998, respectively.

         Following is an analysis of the changes in loan servicing rights acquired for the year ended December 31:

                                                         1999         1998
                                                         ----         ----

Balance at beginning of year                           $ 9,894      $ 7,660
Additions                                                2,795        4,282
Sales                                                   (5,425)          --
Amortization                                            (1,816)      (2,048)
                                                       -------      -------
Balance at end of year                                 $ 5,448      $ 9,894
                                                       =======      =======

         Following is an analysis of the changes in loan servicing rights originated for the year ended December 31:

                                                         1999         1998
                                                         ----         ----

Balance at beginning of year                           $ 3,518      $ 1,564
Additions                                                2,452        2,700
Sales                                                      (86)          --
Amortization                                              (958)        (746)
                                                       -------      -------
Balance at end of year                                 $ 4,926      $ 3,518
                                                       =======      =======

         The Corporation did not have a valuation allowance associated with loan servicing rights at any time during the years ended December 31, 1999, 1998 and 1997.


NOTE 7. DEPOSITS

         Deposits consist of the following:


                                                              DECEMBER 31,
                                                              ------------
                                                      1999                    1998
                                                      ----                    ----
                                               AMOUNT      PERCENT     AMOUNT      PERCENT
                                               ------      -------     ------      -------
Noninterest-bearing deposits                 $   70,891       6%     $   63,717       6%
Interest-bearing checking
  accounts--1.97% to 3.50%                       57,136       5          54,159       5
Passbook savings and statement
  savings--1.99% to 5.00%                       200,168      18         212,710      20
Certificates of deposit                         808,435      71         720,771      69
                                             ----------     ---      ----------     ---
         Total interest-bearing deposits      1,065,739      94         987,640      94
                                             ----------     ---      ----------     ---
         Total deposits                      $1,136,630     100%     $1,051,357     100%
                                             ==========     ===      ==========     ===

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 7. DEPOSITS (CONTINUED)

         At December 31, 1999, scheduled maturities of certificates of deposit are as follows:

                                                                                           WEIGHTED
                                                                                            AVERAGE
YEAR                                                                                       INTEREST
ENDED                                                                    AMOUNT              RATE
-----                                                                    ------              ----
2000                                                                    $633,683             5.50%
2001                                                                     134,790             5.83%
2002                                                                      13,868             6.02%
2003                                                                       7,785             5.99%
2004                                                                      18,170             5.92%
Thereafter                                                                   139             5.87%
                                                                        --------
                                                                        $808,435             5.58%
                                                                        ========


         The aggregate amount of certificates of deposit with balances of $100 or more was approximately $164.4 million and $129.4 million at December 31, 1999 and 1998, respectively. The Bank also accepts out-of-state time deposits from individuals and corporations, predominantly credit unions. The balance of these deposits at December 31, 1999 was $181.6 million. In addition, $28.4 million of the certificate of deposits of $100 or more are also included in the out-of-state time deposits discussed above.


NOTE 8. BORROWINGS

         Borrowings consisted of the following:

                                                                                DECEMBER 31,
                                                                                ------------
                                                                        1999                   1998
                                                                        ----                   ----
Federal Home Loan Bank advances (5.6% and 5.4% at
  December 31, 1999 and 1998, respectively)                           $205,352               $111,236
Reverse repurchase agreements (5.6% and 5.6%
  December 31, 1999 and 1998, respectively)                             80,044                 82,250
Commercial bank repurchase agreement (7.7% at December 31, 1999)        55,000                     --
Commercial bank line of credit (8.5% and 7.7% at
  December 31, 1999 and 1998, respectively)                              6,000                  8,000
Subordinated debt maturing January 1, 2005
  (9.625% fixed rate)                                                   14,000                 14,000
                                                                      --------               --------
                                                                      $360,396               $215,486
                                                                      ========               ========


         At December 31, 1999, scheduled payments on borrowings are as follows:

                                                                                            WEIGHTED
                                                                                            AVERAGE
YEAR                                                                                        INTEREST
ENDED                                                                  AMOUNT                 RATE
-----                                                                  ------                 ----
2000                                                                  $182,878                6.49%
2001                                                                     7,307                6.06%
2002                                                                    90,980                5.81%
2003                                                                    38,239                5.59%
2004                                                                    12,820                6.49%
Thereafter                                                              28,172                7.77%
                                                                      --------
                                                                      $360,396                6.31%
                                                                       =======


         At December 31, 1999, Federal Home Loan Bank advances are collateralized by all of our FHLB stock, one-to-four family first mortgage loans, multifamily loans, and securities with aggregate carrying values of approximately $296 million, $28 million and $28 million, respectively.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 8. BORROWINGS (CONTINUED)

         The Corporation has a commercial line of credit agreement with a commercial bank. The maximum borrowing under the line is $12,000. The balance outstanding at December 31, 1999 was $6,000. The line matures annually on May
30. During the second quarter, by mutual agreement, the line was extended to May 31, 2000. The interest rate on the line is tied to LIBOR or prime at our option. All other terms remain unchanged. As collateral for the loan, the Corporation's largest shareholder, Robert Kaye, has agreed to pledge a portion of his common shares of Metropolitan in an amount at least equal to 200% of any outstanding balance.

         In November, 1999, the Bank entered into a commercial bank repurchase agreement involving a transaction which allows a line of credit for use by the Bank. The agreement reprices monthly based on LIBOR. The agreement allows commercial loans securitized by Metropolitan to be used as collateral. The balance of this line of credit at December 31, 1999 was $55,000.

         In 1993 and early 1994, the Corporation issued subordinated notes ("1993 Subordinated Notes") totaling $4,874. These subordinated notes were retired in 1998 with the proceeds of a new offering (see note 9). The early retirement of the 1993 Subordinated Notes required the payment of a 6% premium and the write-off of the unamortized issuance costs totaling $376. This amount, net of tax, is included in the extraordinary item on the face of the income statement.

         During 1995, the Corporation issued subordinated notes ("1995 Subordinated Notes") totaling $14,000. Interest on the notes is paid quarterly and principal will be repaid when the notes mature January 1, 2005. Total issuance costs of approximately $1,170 are being amortized on a straight line basis over the life of the notes. The notes are unsecured. From December 1, 1999 through November 30, 2000, the notes may be redeemed by paying a 1.5% premium. Thereafter, the notes may be redeemed at par.

         The following tables set forth certain information about borrowings during the periods indicated.


                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
                                                                    1999                    1998
                                                                    ----                    ----
MAXIMUM MONTH-END BALANCES:
FHLB advances                                                     $205,352               $119,000
1993 subordinated notes                                                 --                  4,874
1995 subordinated notes                                             14,000                 14,000
Commercial bank repurchase agreement                                55,000                     --
Commercial bank line of credit                                      12,000                  8,000
Reverse repurchase agreements                                       88,380                 97,983



                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
                                                                    1999                    1998
                                                                    ----                    ----
AVERAGE BALANCE:
FHLB advances                                                     $140,001                $65,714
1993 subordinated notes                                                 --                  1,999
1995 subordinated notes                                             14,000                 14,000
Commercial bank repurchase agreement                                 7,708                     --
Commercial bank line of credit                                       7,891                  2,147
Reverse repurchase agreements                                       81,507                 70,368



                                                                      YEAR ENDED DECEMBER 31,
                                                                      -----------------------
                                                                    1999                    1998
                                                                    ----                    ----
WEIGHTED AVERAGE INTEREST RATE:
FHLB advances                                                       5.60%                   5.68%
1993 subordinated notes                                               --                   10.47
1995 subordinated notes                                            10.48                   10.48
Commercial bank repurchase agreement                                7.34                     --
Commercial bank line of credit                                      7.96                    8.49
Reverse repurchase agreements                                       5.60                    5.66


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997


NOTE 9. GUARANTEED PREFERED BENEFICIAL INTERESTS IN THE CORPORATION'S JUNIOR SUBORDINATED DEBENTURES

         On May 14, 1999, the Corporation issued 1,600,000 shares ($10 liquidation amount per security), of 9.50% cumulative trust preferred securities (the "Trust Preferred") through a newly formed, wholly-owned subsidiary, Metropolitan Capital Trust II (the "Trust Issuer") and 300,000 Common shares of Metropolitan Financial Corp. The Trust Issuer invested the total proceeds from the sale of the Trust Preferred in the 9.50% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") issued by the Corporation which mature on June 30, 2029. The Corporation used the net proceeds from the sale of the Junior Subordinated Debentures and the common shares to repay the $12.0 million outstanding balance on the commercial bank line of credit and for a $5 million additional capital contribution to the Bank to support growth. The remainder is available for working capital at the Corporation. The Trust Preferred securities are listed on the NASDAQ Stock Market's National Market under the symbol "METFO."

The Corporation also issued trust preferred securities in 1998 through its subsidiary, Metropolitan Capital Trust I. A description of the trust preferred securities currently outstanding is presented below:


          ISSUING                DATE OF        SHARES     INTEREST     MATURITY            PRINCIPAL AMOUNT DECEMBER 31
           ENTITY                ISSUANCE       ISSUED       RATE         DATE              1999                   1998
           ------                --------       ------       ----         ----        -----------------     -----------------
Metropolitan Capital Trust I  April 27, 1998   2,775,000     8.60%    June 30, 2028             $27,750               $27,750
Metropolitan Capital Trust II  May 14, 1999    1,600,000     9.50%    June 30, 2029              16,000                    --
                                                                                                -------               -------
                                                                                                $43,750               $27,750
                                                                                                =======               =======


NOTE 10. INCOME TAXES

         The provision for income taxes before extraordinary item consists of the following components:

                                        YEAR ENDED DECEMBER 31,
                                        -----------------------
                                     1999        1998          1997
                                     ----        ----          ----

Current tax provision:
  Federal expense                  $ 3,179      $ 4,681      $ 4,478
  State expense                         60           78          145
                                   -------      -------      -------
         Total current expense       3,239        4,759        4,623
  Deferred federal benefit          (1,219)        (710)      (1,131)
                                   -------      -------      -------
                                   $ 2,020      $ 4,049      $ 3,492
                                   =======      =======      =======

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 10. INCOME TAXES (CONTINUED)

         Deferred income taxes are provided for temporary differences. The components of the Corporation's net deferred tax asset (liability) consist of the following:

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                        1999          1998
                                                        ----          ----

Deferred tax assets
  Deferred loan fees                                               $   105
  Provision for loan losses                           $ 4,131        1,998
  Loan servicing rights                                    --          297
  Equity in partnership                                   102           --
  Other                                                   252          126
                                                      -------      -------
                                                        4,485        2,526
                                                      -------      -------
Deferred tax liabilities
  Equity in partnership                                    --         (100)
  Deferred loan fees                                     (527)          --
  Loan servicing rights                                  (157)          --
  Employment contract                                     (87)         (94)
  Depreciation expense                                    (11)         (53)
  Stock dividends on FHLB stock                          (632)        (430)
  Other                                                    (7)          (4)
                                                      -------      -------
                                                       (1,421)        (681)
                                                      -------      -------
         Net deferred tax asset                       $ 3,064      $ 1,845
                                                      =======      =======


         A reconciliation from income taxes at the statutory rate to the effective provision for income taxes is as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                              1999          1998         1997
                                              ----          ----         ----

Statutory rate                                   35%           35%           35%
Income taxes at statutory rate              $ 2,286       $ 3,881       $ 3,253
Officer's life premium                            4            13            10
Amortization of purchased intangibles            71            91            92
Stock dividend exclusion                        (92)          (71)           --
Tax exempt income                              (327)          (66)          (64)
State taxes, net of federal impact               39            51            94
Utilization of capital loss carryforward         --            --           (35)
Business expense limitation                      74            74            63
Other                                           (35)           76            79
                                            -------       -------       -------
Provision for income taxes                  $ 2,020       $ 4,049       $ 3,492
                                            =======       =======       =======

Taxes attributable to securities gains and (losses) totaled ($25), $25 and ($3) for the years ended December 31, 1999, 1998 and 1997, respectively.

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

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997



NOTE 11. EXTRAORDINARY ITEM

         In the second quarter, 1998, earnings were affected by an extraordinary expense of $376, $245 net of tax, or $0.03 per common share, pertaining to the Corporation's early retirement of $4,874 of 10% Subordinated Notes which were scheduled to mature December 31, 2001. This amount represents the write-off of the unamortized issuance costs and the prepayment premium resulting from the early retirement. The retirement of the 10% Subordinated Notes was funded through the issuance of the 8.60% Guaranteed Preferred Beneficial Interests in the Junior Subordinated Debentures.


NOTE 12. SALARY DEFERRAL--401(k) PLAN

         The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). The matching contributions by the Corporation commence after one year of service. In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. Employee voluntary contributions are vested at all times, whereas employer contributions vest 20% per year through year five at which time employer contributions are fully vested. The Corporation's matching contributions were $220, $206 and $167 for the years ended December 31, 1999, 1998 and 1997, respectively. No discretionary contributions have been made by the Corporation for the periods presented.


NOTE 13. STOCK PURCHASE AND STOCK OPTION PLANS (SHARES AND OPTION PRICES NOT IN THOUSANDS)

         In July, 1999, the Board of Directors of Metropolitan Financial Corp. authorized the adoption of a Stock Purchase Plan permitting directors, officers, and employees of the Corporation and its subsidiaries and certain affiliated companies to make purchases of the Corporation's common shares at 95% of the fair market value. If the director, officer, or employee subsequently sell the stock before waiting a one year holding period, they are required to repay the Corporation an amount equal to the discount received at the time of purchase. The plan authorized the issuance of an additional 160,000 common shares for purchases made under the plan. The purchases under the plan commenced in the fourth quarter, 1999.

         On October 28, 1997, the Board of Directors of Metropolitan adopted the Metropolitan Financial Corp. 1997 Stock Option Plan for key employees and officers of the Corporation. The Plan is intended to encourage their continued employment with Metropolitan and to provide them with additional incentives to promote the development and long-term financial success of Metropolitan.

         Subject to adjustment under certain circumstances, the maximum number of Common Shares that may be issued under the plan is 915,000, which reflects adjustments for the 2-for-1 stock split completed in December, 1997, the 10% stock dividend completed in December, 1998, and the addition of 200,000 shares in 1999. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. Grants of options are made by the Compensation and Organization Committee of the Board of Directors.

         The exercise price of an option, whether an incentive stock option or a nonqualified option, will not be less than the fair market value of the Common Shares on the date of grant. On October 28, 1997, the Compensation and Organization Committee of the Board of Directors approved grants of 88,000 incentive stock options and 352,000 nonqualified options. On May 19, 1998, the Board of Directors approved grants of an additional 39,600 incentive stock options and 77,000 nonqualified options. Additional grants were made in January, 1999 and November, 1999 of 144,000 and 50,000 shares, respectively. There are currently 178,700 options available for grant.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 13. STOCK PURCHASE AND STOCK OPTION PLANS (CONTINUED)

         An option may be exercised in one or more installments at the time or times provided in the option instrument. One-half of the options granted to employees will become exercisable on the third anniversary, and one-fourth of the Common Shares covered by the option on the fourth and fifth anniversary of the date of grant. No options currently outstanding are exercisable. Currently outstanding options will become exercisable in 2000 through 2004. Options granted under the Plan will expire no later than ten years after grant in the case of an incentive stock option and ten years and one month after grant in the case of a nonqualified option.

         A summary of option activity is presented below:

STOCK OPTION ACTIVITY:

                                                       INCENTIVE STOCK OPTIONS               NONQUALIFIED OPTIONS
                                                       -----------------------               --------------------
                                                     SHARES         OPTION PRICE         SHARES           OPTION PRICE
                                                     ------         ------------         ------           ------------
Outstanding at January 1, 1998                       88,000                 $9.21        352,000          $9.21 - $10.13
Granted                                              39,600                $14.44         77,000         $14.44 - $15.88
Exercised                                                --                                   --
Forfeited                                            (2,200)                $9.21             --
                                                    -------                              -------
Outstanding at December 31, 1998                    125,400        $9.21 - $14.44        429,000          $9.21 - $15.88
                                                    -------                              -------
Granted                                              94,000        $5.38 - $11.00        100,000         $11.00 - $12.10
Exercised                                                --                                   --
Forfeited                                           (12,100)       $9.21 - $14.44             --
                                                    -------                              -------
Outstanding at December 31, 1999                    207,300        $5.38 - $14.44        529,000          $9.21 - $15.88
                                                    =======                              =======


         Estimated fair value of options granted:

                                                                                INCENTIVE                    NONQUALIFIED
                                                                              STOCK OPTIONS                     OPTIONS
                                                                              -------------                     -------
1998:
  Granted at $14.44                                                               $5.57                           $3.02
  Granted at $15.88                                                                                               $1.90
1999:
  Granted at $11.00                                                               $5.42                           $3.05
  Granted at $12.10                                                                                               $2.26
  Granted at $5.38                                                                $2.65
  Granted at $6.18                                                                $2.24
Assumptions used:
  Expected option life                                                         10 years                         5 years
  Risk-free interest rate--1998                                                    4.69%                           4.87%
  Risk-free interest rate--1999                                                    6.79%                           6.48%
  Expected stock price volatility--1998                                           32.22%                          32.22%
  Expected stock price volatility--1999                                           43.77%                          43.77%
  Expected dividends                                                                 --                              --
  Weighted average life of options                                            9.0 years                       3.5 years


PRO FORMA DISCLOSURES:

         For purposes of providing the required disclosures under Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation," the Black Scholes option pricing model was used to estimate the value of these options. The Black Scholes model was developed to estimate the fair value of equity options. Had compensation costs been determined in accordance with Statement of Financial Accounting Standard No. 123, net income and earnings per share would be effected as summarized in the schedule below:


                                                                          1999                 1998                1997
                                                                          ----                 ----                ----
Net income--as reported (In thousands)                                    $4,511              $6,794              $5,803
Net income--pro forma (In thousands)                                       4,124               6,529               5,614
Earnings per share--as reported                                            $0.57               $0.88               $0.75
Earnings per share--pro forma                                               0.52                0.84                0.72

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997


NOTE 14. CAPITAL AND EXTERNAL REQUIREMENTS

         The Board of Directors approved a 2-for-1 stock split in the fourth quarter, 1997, increasing the number of shares outstanding to 7,051,270. In December, 1998, the Board of Directors approved a 10% stock dividend, further increasing the outstanding number of shares to 7,756,393. As discussed in Note 9, the issuance of Trust Preferred shares occurred contemporaneously with the issuance of 300,000 additional shares of common stock in 1999. In 1999, the Board of Directors of Metropolitan Financial Corp. authorized the adoption of a Stock Purchase Plan permitting directors, officers, and employees of the Corporation and its subsidiaries and certain affiliated companies to make purchases of the Corporation's common shares of stock at 95% of the fair market value. The purchases made under the plan will result in increased capital for the Corporation.

         Prior to 1996, the Bank was permitted, under the Internal Revenue Code, to determine taxable income after deducting a provision for loan losses in excess of such provision recorded in the financial statements. Accordingly, retained earnings at December 31, 1999 and 1998, includes approximately $2,883 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb loan losses, it will be added to future taxable income.

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

         The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept certain deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

At year end, the Bank's actual capital levels and minimum required levels were:






                                                                          MINIMUM REQUIRED
                                                                            FOR CAPITAL
                                     ACTUAL                               ADEQUACY PURPOSES
                                     ------                               -----------------
                                AMOUNT     RATIO                AMOUNT                         RATIO
                                ------     -----                ------                         -----
1999
Total capital (to risk
  weighted assets)             $113,840    9.25%    Less than or equal to $98,484    Less than or equal to 8.0%
Tier 1 (core) capital
  (to risk weighted assets)     105,653    8.58     Less than or equal to  49,242    Less than or equal to 4.0
Tier 1 (core) capital
  (to adjusted total assets)    105,653    6.57     Less than or equal to  64,355    Less than or equal to 4.0
Tangible capital
  (to adjusted total assets)    105,573    6.56     Less than or equal to  24,132    Less than or equal to 1.5

1998
Total capital
  (to risk weighted assets)    $ 89,086    8.22%    Less than or equal to $86,731    Less than or equal to 8.0%
Tier 1 (core) capital
  (to risk weighted assets)      85,113    7.85     Less than or equal to  43,366    Less than or equal to 4.0
Tier 1 (core) capital
  (to adjusted total assets)     85,113    6.27     Less than or equal to  54,296    Less than or equal to 4.0
Tangible capital
  (to adjusted total assets)     84,935    6.26     Less than or equal to  20,361    Less than or equal to 1.5



                                                           MINIMUM
                                                           REQUIRED
                                                           TO BE WELL
                                                          CAPITALIZED
                                                          UNDER PROMPT
                                                           CORRECTIVE
                                                       ACTION REGULATIONS
                                                       ------------------
                                             AMOUNT                          RATIO
                                             ------                          -----
1999
Total capital (to risk
  weighted assets)              Less than or equal to $123,105     Less than or equal to 10.0%
Tier 1 (core) capital
  (to risk weighted assets)     Less than or equal to   73,863     Less than or equal to  6.0
Tier 1 (core) capital
  (to adjusted total assets)    Less than or equal to   80,444     Less than or equal to  5.0
Tangible capital
  (to adjusted total assets)                               N/A

1998
Total capital
  (to risk weighted assets)     Less than or equal to $108,414     Less than or equal to 10.0%
Tier 1 (core) capital
  (to risk weighted assets)     Less than or equal to   65,048     Less than or equal to  6.0
Tier 1 (core) capital
  (to adjusted total assets)    Less than or equal to   67,870     Less than or equal to  5.0
Tangible capital
  (to adjusted total assets)                               N/A


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 14. CAPITAL AND EXTERNAL REQUIREMENTS (CONTINUED)

         The Bank at year-end 1999 was categorized as adequately capitalized. At December 31, 1999, the most restrictive regulatory consideration of the payment of dividends from the Bank to the holding company and the retention of the adequately capitalized status was the total capital (to risk weighted capital) ratio. Management is not aware of any event or circumstances after December 31, 1999 that would change the capital category.

         A savings association which fails to meet one or more of the applicable capital requirements is subject to various regulatory limitations and sanctions, including a prohibition on growth and the issuance of a capital directive by the Office of Thrift Supervision requiring the following: an increase in capital; reduction of rates paid on savings accounts; cessation of or limitations on deposit-taking and lending; limitations on operational expenditures; an increase in liquidity; and such other actions deemed necessary or appropriate by the Office of Thrift Supervision. In addition, a conservator or receiver may be appointed under certain circumstances.

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


NOTE 15. COMMITMENTS AND CONTINGENCIES

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK. The Bank can be a party to financial instruments with off-balance sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include commitments to make loans. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements.

         As of December 31, 1999, the Bank had fixed and variable rate commitments to originate and/or purchase loans (at market rates) of approximately $42,451 and $78,913, respectively. In addition, the Bank had firm commitments to sell loans totaling $4,568 at December 31, 1999. Metropolitan's commitments to originate and purchase loans are for loans at rates ranging from 6.375% to 16.0% and commitment periods up to one year.

         During 1998, the Corporation purchased approximately $44,385 of loans and sold non-refundable options to a third party to purchase these same loans at a later date. There were no purchases of this type in 1999. The Corporation recognized a fee of $168, $388, and $320 on the sale of options during the years ended December 31, 1999, 1998, and 1997, respectively. During 1998, certain options were sold with an agreement to share in the gain on sale of the loans in lieu of an option fee. The Corporation recognized a gain of $251 on the sale of these loans during the year ended December 31, 1998. At December 31, 1999, loans with a carrying value of $852 were held for sale in connection with outstanding purchase options.

         At December 31, 1999, commitments on various construction contracts were approximately $5,109.

         RESERVE REQUIREMENTS. The Bank was required to maintain $4,292 of cash on hand or on deposit with the Federal Reserve to meet regulatory reserve requirements at December 31, 1999. These funds do not earn interest.

         LIQUIDITY REQUIREMENT. The Corporation is required to maintain cash or short-term investments equal to six months interest on the 1995 subordinated notes, or approximately $675, as a condition of the indenture agreement related to the 1995 subordinated notes.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997


NOTE 16. RELATED PARTY TRANSACTIONS

         In the years ended December 31, 1999, 1998 and 1997 the Corporation expensed $96 per year for management fees relating to services provided by a company with the same majority shareholder as the corporation.

         The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with Metropolitan's and the Bank's directors, officers, significant shareholders and associates on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and that do not involve more than the normal risk of collectibility or present other unfavorable terms. Loans to such related parties totaled $1,611 and $461 at December 31, 1999 and 1998, respectively.

         Related party deposits totaled $1,752 and $2,115 at December 31, 1999 and 1998, respectively.

         In the third quarter, 1999, Robert Kaye purchased from Metropolitan Financial Corp. the cash surrender value of a life insurance policy on Mr. Kaye in which Metropolitan Financial Corp. was both the owner and beneficiary. The amount paid to Metropolitan Financial Corp. was in excess of the book value of the policy on the date of the transaction.

NOTE 17. FAIR VALUES OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standard No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. Statement of Financial Accounting Standards No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value estimates presented do not reflect the underlying fair value of the Corporation. While these estimates are based on management's judgment of the most appropriate factors, there is no assurance that the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at year end. The following table shows those financial instruments and the related carrying values. Financial instruments are excluded from this table in the case of carrying amount and fair value being equal.


                                         DECEMBER 31, 1999                 DECEMBER 31, 1998
                                         -----------------                 -----------------
                                    CARRYING        ESTIMATED         CARRYING         ESTIMATED
                                     AMOUNT         FAIR VALUE         AMOUNT         FAIR VALUE
                                     ------         ----------         ------         ----------
Financial assets:
   Securities                     $    51,708      $    51,884      $    35,660      $    35,660
   Mortgage-backed securities         255,727          255,727          198,295          198,295
   Loans, net                       1,190,672        1,202,368        1,033,288        1,072,891
   Loan servicing rights               10,374           12,944           13,412           14,846
Financial liabilities:
   Time deposits                     (808,435)        (808,074)        (720,771)        (725,384)
   Borrowings                        (360,396)        (357,997)        (215,486)        (216,579)
   Trust Preferred securities         (43,750)         (25,832)         (27,750)         (24,975)


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 17. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

         The following methods and assumptions were used to estimate the fair value of financial instruments:

                  CASH AND EQUIVALENTS--The carrying amount of these items is a reasonable estimate of the fair value.

                  SECURITIES AND MORTGAGE-BACKED SECURITIES--The estimated fair value is based on quoted market prices or dealer estimates.

                  LOANS, NET--For loans held for sale, the fair value was estimated based on quoted market prices. The fair value of other loans is estimated by discounting the future cash flows and estimated prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining term. Some loan types were valued at carrying value because of their floating rate or expected maturity characteristics.

                  FEDERAL HOME LOAN BANK STOCK--The fair value is based upon the redemption value of the stock which equates to its carrying value.

                  ACCRUED INTEREST RECEIVABLE--The carrying amount and fair value are equal.

                  LOAN SERVICING RIGHTS--The fair value is based upon the discounted cash flow analysis.

                  DEMAND AND SAVINGS DEPOSITS--The fair value is the amount payable on demand at the reporting date.

                  TIME DEPOSITS--the fair value of fixed maturity certificates of deposit is estimated by discounting the estimated future cash flows using the rates offered at year end for similar remaining maturities.

                  BORROWINGS--The fair value of borrowings is estimated by discounting the estimated future cash flows using the rates offered at year end for similar remaining maturities.

                  ACCRUED INTEREST PAYABLE--The carrying amount and fair value are equal.

                  COMMITMENTS--The estimated fair value is not materially different from the nominal value.

                  TRUST PREFERRED SECURITIES--The estimated fair value is based upon quoted market prices.

NOTE 18. SEGMENT REPORTING

         Metropolitan's operations include two major operating segments. A description of those segments follows:

                  RETAIL AND COMMERCIAL BANKING--Retail and commercial banking is the segment of the business that brings in deposits and lends those funds out to businesses and consumers. The local market for deposits is the consumers and businesses in the neighborhoods surrounding our 20 retail sales offices in Northeastern Ohio. The market for lending is Ohio and the surrounding states for originations and throughout the United States for purchases. The majority of loans are secured by multifamily and commercial real estate. Loans are also made to businesses secured by business assets and consumers secured by real or personal property. Business and consumer loans are concentrated in Northeastern Ohio.

                  MORTGAGE BANKING--Mortgage banking is the segment of our business that originates, sells and services permanent or construction loans secured by one- to four-family residential properties. These loans are primarily originated through commissioned loan officers located in Northeastern Ohio and Southeastern Michigan. In general, fixed rate loans are originated for sale and adjustable rate loans are originated to be retained in the portfolio. Loans being serviced include loans originated and still owned by Metropolitan, loans originated by Metropolitan but sold to others with servicing rights retained by Metropolitan, and servicing rights to loans originated by others but purchased by Metropolitan. The servicing rights Metropolitan purchases may be located in a variety of states and are typically being serviced for FannieMae or FreddieMac.

                  The category below labeled Parent and Other consists of the remaining segments of Metropolitan's business. It includes corporate treasury, interest rate risk, and financing operations which do not generate revenue from outside customers.

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 18. SEGMENT REPORTING (CONTINUED)

         Operating results and other financial data for the current year and preceding two years are as follows:

         As of or for the year ended December 31, 1999


                                                     RETAIL AND
                                                     COMMERCIAL          MORTGAGE            PARENT
                                                       BANKING            BANKING           AND OTHER            TOTAL
                                                       -------            -------           ---------            -----
OPERATING RESULTS:
Net interest income                                  $   27,817          $  6,127           $  4,333          $   38,277
Provision for losses on loans                             5,662               648                 --               6,310
                                                     ----------          --------           --------          ----------
Net interest income after
  provision for loan losses                              22,155             5,479              4,333              31,967
Noninterest income                                        4,380             3,504               (729)              7,155
Direct noninterest expense                               16,751             6,330                315              23,396
Allocation of overhead                                    6,673             2,522                 --               9,195
                                                     ----------          --------           --------          ----------
Net income before income taxes                       $    3,111          $    131           $  3,289          $    6,531
                                                     ==========          ========           ========          ==========
FINANCIAL DATA:
Segment assets                                       $1,089,666          $399,219           $119,234          $1,608,119
Depreciation and amortization                             1,850             2,634                430               4,913
Expenditures for additions
  to premises and equipment                              15,593             1,239                                 16,832


         As of or for the year ended December 31, 1998


                                                     RETAIL AND
                                                     COMMERCIAL          MORTGAGE            PARENT
                                                       BANKING            BANKING           AND OTHER            TOTAL
                                                       -------            -------           ---------            -----
OPERATING RESULTS:
Net interest income                                  $   21,733          $  6,837           $  3,374          $   31,944
Provision for losses on loans                             2,642                 8                 --               2,650
                                                     ----------          --------           --------          ----------
Net interest income after
  provision for loan losses                              19,091             6,829              3,374              29,294
Noninterest income                                        3,823             3,553                (59)              7,317
Direct noninterest expense                               13,178             4,971                310              18,459
Allocation of overhead                                    5,129             1,935                 --               7,064
                                                     ----------          --------           --------          ----------
Net income before income taxes                       $    4,607            $3,476           $  3,005          $   11,088
                                                     ==========          ========           ========          ==========
FINANCIAL DATA:
Segment assets                                       $  898,126          $383,075           $ 82,232          $1,363,434
Depreciation and amortization                             1,375             2,612                352               4,338
Expenditures for additions
  to premises and equipment                               5,459             1,158                                  6,617


         As of or for the year ended December 31, 1997


                                                     RETAIL AND
                                                     COMMERCIAL          MORTGAGE            PARENT
                                                       BANKING            BANKING           AND OTHER            TOTAL
                                                       -------            -------           ---------            -----
OPERATING RESULTS:
Net interest income                                  $   19,658          $  3,494           $  4,491          $   27,643
Provision for losses on loans                             2,105               235                 --               2,340
                                                     ----------          --------           --------          ----------
Net interest income after
  provision for loan losses                              17,553             3,259              4,491              25,303
Noninterest income                                        2,220             1,674                247               4,141
Direct noninterest expense                               10,647             3,568                339              14,554
Allocation of overhead                                    4,195             1,398                  2               5,595
                                                     ----------          --------           --------          ----------
Net income before income taxes                       $    4,931          $    (33)          $  4,397          $    9,295
                                                     ==========          ========           ========          ==========
FINANCIAL DATA:
Segment assets                                       $  605,867          $226,885           $ 92,233          $  924,985
Depreciation and amortization                             1,556             2,627                350               4,533
Expenditures for additions
 to premises and equipment                                3,148               566                                  3,714


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 18. SEGMENT REPORTING (CONTINUED)

         The financial information provided for each major operating segment has been derived from the internal profitability system used to monitor and manage financial performance and allocate resources. The internal profitability system has been in place for three years. Prior to the adoption of the internal profitability system the Company operated as one segment.

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

                               PARENT COMPANY ONLY
                        STATEMENTS OF FINANCIAL CONDITION

                                                             DECEMBER 31,
                                                             ------------
                                                         1999            1998
                                                         ----            ----
ASSETS
Cash and due from banks                               $     245      $     155
Securities available for sale                               835          2,059
Loans receivable                                             50             50
Investment in Metropolitan Bank and Trust Company       103,944         88,177
Intangible assets                                            44             47
Prepaid expenses and other assets                         5,951          3,666
                                                      ---------      ---------
   Total assets                                       $ 111,069      $  94,154
                                                      =========      =========

LIABILITIES
Borrowings                                            $  20,000      $  22,000
Other liabilities                                         2,451          1,760
Guaranteed Preferred Beneficial
   Interests In the Corporation's
   Junior Subordinated Debentures                        43,750         27,750
                                                      ---------      ---------
     Total liabilities                                   66,201         51,510
                                                      ---------      ---------


SHAREHOLDERS' EQUITY
Preferred stock                                              --             --
Common stock                                                 --             --
Additional paid-in-capital                               20,744         18,505
Retained earnings                                        28,171         23,660
Accumulated other comprehensive income (loss)            (4,047)           479
                                                      ---------      ---------
   Total shareholders' equity                            44,868         42,644
                                                      ---------      ---------
     Total liabilities and shareholders' equity       $ 111,069      $  94,154
                                                      =========      =========

                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 19. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                               PARENT COMPANY ONLY
                            STATEMENTS OF OPERATIONS



                                                               YEARS ENDED DECEMBER 31,
                                                               ------------------------
                                                            1999         1998         1997
                                                            ----         ----         ----
Interest on loans and securities                          $   240      $   471      $   107
Interest on borrowings                                     (2,234)      (1,917)      (1,997)
Interest on Junior Subordinated Debentures                 (3,418)      (1,633)          --
                                                          -------      -------      -------
Net interest expense                                       (5,412)      (3,079)      (1,890)
Noninterest income
   Dividends from Metropolitan Bank and Trust Company       2,000          500        1,500
   Other operating income                                       3            4            4
                                                          -------      -------      -------
                                                            2,003          504        1,504
                                                          -------      -------      -------
Noninterest expense
   Amortization of intangibles                                  4            4            4
   State franchise taxes                                       --           23           21
   Other operating expenses                                   310          283          246
                                                          -------      -------      -------
                                                              314          310          271
                                                          -------      -------      -------
Income before income taxes                                 (3,723)      (2,885)        (657)
   Federal income tax benefit                              (1,941)      (1,171)        (723)
                                                          -------      -------      -------
Income before equity in undistributed net
   income of Metropolitan Bank and Trust Company           (1,782)      (1,714)         (66)
Equity in undistributed net income of Metropolitan
   Bank and Trust Company                                   6,293        8,753        5,737
                                                          -------      -------      -------
Income before extraordinary item                            4,511        7,039        5,803
Extraordinary item                                             --         (245)          --
                                                          -------      -------      -------
Net income                                                $ 4,511      $ 6,794      $ 5,803
                                                          =======      =======      =======


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997

NOTE 19. CONDENSED FINANCIAL INFORMATION (CONTINUED)

                               PARENT COMPANY ONLY
                            STATEMENTS OF CASH FLOWS


                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
                                                                   1999          1998           1997
                                                                   ----          ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                       $  4,511      $  6,794      $  5,803
Adjustments to reconcile net income to net cash provided
   by operating activities:
Equity in net income of Metropolitan
   Bank and Trust Company                                          (6,293)       (8,753)       (5,737)
Amortization                                                            4             4             4
Change in other assets and liabilities                               (668)         (655)         (203)
                                                                 --------      --------      --------
      Net cash from operating activities                           (2,446)       (2,610)         (133)
                                                                 --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of securities                                   1,275        13,153           400
Purchase of securities available for sale                             (51)      (12,800)          (97)
Capital contributions to Metropolitan Bank and Trust Company      (14,000)      (26,000)       (1,500)
                                                                 --------      --------      --------
Net cash from investing activities                                (12,776)      (25,647)       (1,197)
                                                                 --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Guaranteed
   Preferred Beneficial Interests in the
   Corporation's Junior Subordinated Debentures                    15,073        26,436            --
Repayment of borrowings                                                --        (4,874)           --
Net activity on lines of credit                                    (2,000)        6,500         1,500
Proceeds from issuance of common stock                              2,239            --            --
                                                                 --------      --------      --------
Net cash from financing activities                                 15,312        28,062         1,500
                                                                 --------      --------      --------
      Net change in cash and cash equivalents                          90          (195)          170
Cash and cash equivalents
   at beginning of year                                               155           350           180
                                                                 --------      --------      --------
Cash and cash equivalents
   at end of year                                                $    245      $    155      $    350
                                                                 ========      ========      ========


                  METROPOLITAN FINANCIAL CORP. AND SUBSIDIARIES

                        DECEMBER 31, 1999, 1998, AND 1997



NOTE 20. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                             FOR THE THREE MONTHS ENDED:
                                             ---------------------------
                                     MARCH 31    JUNE 30  SEPTEMBER 30  DECEMBER 31
                                     --------    -------  ------------  -----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
Interest income                      $25,894     $27,374     $29,095     $29,557
Net interest income                    8,976       9,648      10,098       9,555
Provision for loan losses                650       1,600       1,800       2,260
Net income                             1,438       1,504         875         694
Basic earnings per share             $  0.19     $  0.19     $  0.11     $  0.09
Diluted earnings per share           $  0.19     $  0.19     $  0.11     $  0.09

1998
Interest income                      $19,213     $20,301     $21,366     $24,848
Net interest income                    7,556       7,631       7,875       8,882
Provision for loan losses                450         910         690         600
Income before extraordinary item       1,987       1,551       1,621       1,880
Extraordinary item                                   245
Net income                             1,987       1,306       1,621       1,880
Basic earnings per share             $  0.26     $  0.17     $  0.21     $  0.24
Diluted earnings per share           $  0.26     $  0.17     $  0.21     $  0.24
